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TABLE OF CONTENTS 3

As filed with the Securities and Exchange Commission on July 1, 2011

Registration No. 333-174782

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1
To
FORM F-1
REGISTRATION STATEMENT
UNDER THE SECURITIES ACT OF 1933

XUNLEI LIMITED
 (Exact name of Registrant as specified in its charter)

Not Applicable
(Translation of Registrant's name into English)

Cayman Islands (State or other jurisdiction of incorporation or organization)	7370 (Primary Standard Industrial Classification Code Number)	Not Applicable (I.R.S. Employer Identification Number)

7/F, Building 11, Shenzhen Software Park II
Shenzhen High-Tech Park, Shenzhen 518057
People's Republic of China
(86-755) 2603-5888
(Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

Law Debenture Corporate Services Inc.
400 Madison Avenue, 4th Floor
New York, New York 10017
(1-212) 750-6474
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Z. Julie Gao, Esq. Skadden, Arps, Slate, Meagher & Flom LLP c/o 42/F, Edinburgh Tower The Landmark 15 Queen's Road Central Hong Kong (852) 3740-4700	James C. Lin, Esq. Davis Polk & Wardwell LLP c/o 18th Floor, The Hong Kong Club Building 3A Chater Road Hong Kong (852) 2533-3300

Approximate date of commencement of proposed sale to the public: as soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered(1)	Amount to be registered	Proposed maximum offering price per share	Proposed maximum aggregate offering price(2)(3)	Amount of registration fee

Class A common shares, par value US$0.00025 per share	26,220,000	US$5.33	US$139,840,000	US$16,236(4)

(1)
American depositary shares issuable upon the deposit of the Class A common shares registered hereby will be registered under a separate registration statement on Form F-6 (Registration No. 333-                    ). Each American depositary share represents three Class A common shares.

(2)
Estimated solely for the purpose of determining the amount of registration fee in accordance with Rule 457(a) under the Securities Act of 1933.

(3)
Includes 3,420,000 Class A common shares that may be purchased by the underwriters pursuant to an over-allotment option. Also includes Class A common shares initially offered and sold outside the United States that may be resold from time to time in the United States either as part of their distribution or within 40 days after the later of the effective date of this registration statement and the date the shares are first bona fide offered to the public. These Class A common shares are not being registered for the purpose of sales outside the United States.

(4)
Previously paid.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to such Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities, and we are not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to completion, dated July 1, 2011

Prospectus

7,600,000 American Depositary Shares

Xunlei Limited

Representing 22,800,000 Class A common shares

This is an initial public offering of American Depositary Shares, or ADSs, of Xunlei Limited. We are offering 6,675,000 ADSs, and the selling shareholders are offering 925,000 ADSs. Each ADS represents three Class A common shares, par value US$0.00025 per share. We will not receive any proceeds from the sale of our ADSs by the selling shareholders. Upon the completion of this offering, we will have a dual-class common share structure; our common shares will be divided into Class A common shares and Class B common shares. Holders of Class A common shares are entitled to one vote per share, while holders of Class B common shares are entitled to ten votes per share. We anticipate the initial public offering price of the ADSs will be between US$14.00 and US$16.00 per ADS.

We have applied for listing of our ADSs on the NASDAQ Global Select Market under the symbol "XNET."

	Per ADS	Total

Initial public offering price	US$	US$
Underwriting discounts and commissions	US$	US$
Proceeds to Xunlei Limited, before expenses	US$	US$
Proceeds to selling shareholders, before expenses	US$	US$

We have granted the underwriters an option for a period of 30 days to purchase up to an aggregate of 1,140,000 additional ADSs from us at the public offering price less underwriting discounts and commissions to cover over-allotments.

The underwriters expect to deliver the ADSs to purchasers on or about                                        ,  2011.

Investing in our ADSs involves a high degree of risk. See "Risk factors" beginning on page 15.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed on the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

J.P. Morgan	Deutsche Bank Securities
Cowen and Company
Needham & Company, LLC
Stifel Nicolaus Weisel

                           , 2011.

Xunlei

Digital Media Content Downloading

Online Video Streaming

Cloud-based Subscription Services

You should rely only on the information contained in this prospectus or in any related free writing prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, the ADSs only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is current only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the ADSs.

We have not taken any action to permit a public offering of the ADSs outside the United States or to permit the possession or distribution of this prospectus outside the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about and observe any restrictions relating to the offering of the ADSs and the distribution of the prospectus outside the United States.

Until                , 2011 (the 25th day after the date of this prospectus), all dealers that buy, sell or trade ADSs, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

i

Prospectus summary

The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements appearing elsewhere in this prospectus. In addition to this summary, we urge you to read the entire prospectus carefully, especially the risks of investing in our ADSs discussed under "Risk factors," before deciding whether to buy our ADSs. This summary and other sections of this prospectus contain (i) information from a report, referred to in this prospectus as the iResearch Report, which we commissioned from iResearch Consulting Group, or iResearch, a third-party market research firm, to provide information on the industry in which we operate, including our market position in that industry and (ii) information from other publicly available reports or database by iResearch, which are identified by the statement "according to iResearch" in this prospectus and include, among others, information from the iUser Tracker database containing overall market data on the internet industry in China.

Our business

We are a leading consumer internet platform for digital media content in China. We operate a powerful platform based on cloud computing that enables internet users to access and manage digital content. Our platform combines our proprietary digital media indexing technology and a massively distributed computing network that connects 291 million active users in February 2011, according to iResearch, as well as over one million third-party servers and over 3,600 servers owned by us as of March 31, 2011. Under our leading Xunlei brand, we provide digital media download and streaming services. Our mission is to build a one-stop consumer-centric platform to enable faster, more reliable and more efficient transmission and management of digital content across multiple internet-enabled devices.

As broadband penetration increases in China, various types of digital media content have been made available online, including popular software, byte-heavy online games, and high definition movies and TV series which in turn results in increasing demand for internet access. However, access to internet content has become relatively slow and less reliable in China due to the growing internet user base. To address this issue, we launched a series of download and streaming services empowered by our platform.

We first launched our core download acceleration software, Xunlei Downloader, in 2004, which gradually evolved into the central interface for a growing collection of premium download-related services designed to further enhance our users' download experience. The core download acceleration functionality makes Xunlei Downloader the most popular download acceleration application in China, with a 78.7% market share based on the number of software launches among all download software in China in February 2011, according to iResearch. Xunlei Downloader was used in an average of approximately 138 million downloads per day in 2010. These downloads are available to internet users free of charge. To complement our download services and to further broaden our users' access to video content via online streaming, we also launched our online video streaming services in 2007 on our Xunlei Kankan website. Xunlei Kankan is the third largest video streaming portal in China, as measured by the monthly unique visitors from homes and offices in April 2011 according to iResearch. Xunlei Kankan had 120.7 million monthly unique visitors from homes and offices in April 2011.

Both Xunlei's digital media download and streaming services are based on our resource discovery network, which is designed to utilize our proprietary digital media indexing technology. Our resource discovery network is based on our distributed computing architecture, which is constructed from all Xunlei Downloader clients that are running on and connected to the internet at any given time, along with the universe of server addresses stored in our digital media file index database. Our distributed computing power enhances our user experience and reduces our bandwidth and other infrastructure-related costs when providing services on a massive scale.

We generate revenues from multiple sources, including cloud-based subscription services, online advertising, and other services. Multiple revenue streams provide us with both revenue diversification and multiple growth areas. We implemented our current cloud-based subscription service revenue model in March 2009 and, by the end of March 2011, we had developed over 1.3 million subscribers from the large user base of Xunlei Downloader and Xunlei Kankan. We also generate online advertising revenues derived principally from various forms of advertisements that we place on Xunlei Kankan and Xunlei Downloader.

We have experienced significant growth in recent years. Our revenues increased from US$16.8 million in 2008 to US$29.6 million in 2009 and to US$42.8 million in 2010, representing a compound annual growth rate, or CAGR, of 59.7%, while we had a net loss attributable to Xunlei of US$4.6 million in 2008 and achieved net income attributable to Xunlei of US$5.4 million and US$8.5 million in 2009 and 2010, respectively. Our revenues increased by 98.1% from US$7.8 million for the three months ended March 31, 2010 to US$15.4 million for the same period in 2011, and net income attributable to Xunlei increased by 22.1% from US$1.5 million for the three months ended March 31, 2010 to US$1.9 million for the same period in 2011. In April 2011, we granted options to purchase 841,784 common shares to our employees. The vesting period of most of these options is four years.

Our industry

The proliferation of internet usage in China in recent years has made China the largest internet market in the world. According to China Internet Network Information Center, or CNNIC, the number of internet users in China had reached 457.0 million as of December 2010. iResearch further forecasts that the number of internet users in China is expected to reach 667.3 million by 2013, representing a CAGR of 13.4% from 2010. In addition, China had a broadband penetration rate of 98.3% among internet users as of December 2010, according to CNNIC. China also has the world's largest mobile internet user base, and the continued rollout of 3G networks and related mobile infrastructure in China is expected to drive the rapid growth of wireless internet-enabled devices such as smart phones and tablet PCs. According to iResearch, the number of mobile internet users in China reached 233 million in 2009 and is expected to reach 562 million by 2012, representing a CAGR of 34.1%.

Chinese internet users download and stream content as much as searching for information. According to the iResearch Report, 74.4% of internet users in China have downloaded digital media content online. In addition, 93.2% of internet users in China regularly stream video or music compared to 77.8% of internet users who search for content. As internet adoption continues to increase in China and throughout the world, online digital media content has proliferated, resulting in enormous amount of digital content flow through the internet. According to Cisco Visual Networking Index Forecast (June 2010), bandwidth demand and traffic for transporting digital media content is expected to rise from 307.7 petabytes in 2009 to 1,819.6 petabytes in 2013, representing a CAGR of 55.9%.

Because of the fragmentation of digital media distribution channels in China, internet has become a more effective medium to distribute digital media content, and users have begun to rely on the internet as a convenient and cost-effective medium to quickly access a broad range of digital media content, including both widely available content as well as content generated by smaller publishers or other users.

However, users of digital media content in China continue to experience problems such as latency and other network performance issues. The broadband network infrastructure, which serves as the backbone for the consumption of digital media content, is relatively inefficient in China compared with that in the United States. This is partly a result of China having only three major network operators, with limited interconnectivity between each other. In addition, compared to the internet connection speed in more developed countries, internet connection in China is significantly slower and less reliable in rural areas. As a result, internet users in China constantly seek advanced technologies to efficiently identify and download digital media content in a fast and reliable manner.

Our strengths

We believe the following key strengths contribute to our success and differentiate us from our competitors:

•
proprietary technology and highly scalable and cost-efficient distributed computing network;

•
leading brand for digital media download and streaming services in China;

•
large and growing user base;

•
multiple revenue streams including a fast-growing subscription-based business;

•
broad ecosystem of strategic collaborators, content providers and advertisers; and

•
technology-centric and innovative culture and experienced management team.

Our strategies

Our goal is to become the leading platform for internet users to access and manage digital media content through internet-enabled devices. We intend to achieve this goal by pursuing the following strategies:

•
further grow our user base and enhance user engagement;

•
further grow our subscriber base and expand new services;

•
maintain and extend our technological leadership;

•
attract additional advertisers and increase spending per advertiser;

•
strengthen relationships with content providers and further enrich our Xunlei Kankan content library; and

•
pursue strategic acquisitions and alliances.

Our challenges

Our ability to achieve our goal and execute our strategies is subject to risks and uncertainties, including but not limited to those relating to our ability to:

•
continue developing innovative technologies in response to evolving user demand and maintain our technological leadership;

•
grow and monetize our user base and expand our subscription services;

•
maintain and develop relationships with advertisers;

•
protect third-party intellectual property rights;

•
attract and retain qualified personnel;

•
successfully adapt our business model to changes in our industry; and

•
maintain control over our consolidated affiliated entities, which is based upon contractual arrangements rather than equity ownership.

Our history and structure

We commenced operations in January 2003 through the establishment of Shenzhen Xunlei Networking Technologies Co., Ltd., or Shenzhen Xunlei. Our holding company, Xunlei Limited (formerly known as Giganology Limited), was formed in February 2005 in the Cayman Islands. Xunlei Limited directly owns Giganology (Shenzhen) Ltd., or Giganology Shenzhen, our wholly owned subsidiary in China established in June 2005.

Giganology Shenzhen has entered into a series of contractual arrangements with Shenzhen Xunlei and its shareholders. The contractual arrangements between Giganology Shenzhen, Shenzhen Xunlei and its shareholders enable us to (1) exercise effective control over Shenzhen Xunlei; (2) receive substantially all of the economic benefits of Shenzhen Xunlei in consideration for the technical and consulting services provided and the intellectual property rights licensed by Giganology Shenzhen; and (3) have an exclusive option to purchase all of the equity interests in Shenzhen Xunlei when and to the extent permitted under PRC laws and regulations.

As a result of these contractual arrangements, we are considered the primary beneficiary of Shenzhen Xunlei, and we treat it as our consolidated affiliated entity under the generally accepted accounting principles in the United States, or U.S. GAAP. We have consolidated the financial results of Shenzhen Xunlei in our consolidated financial statements in accordance with U.S. GAAP.

In February 2011, we established a direct wholly owned subsidiary, Xunlei Network Technologies Limited, or Xunlei Network BVI, in the British Virgin Islands. In March 2011, we established an indirect wholly owned subsidiary, Xunlei Network Technologies Limited, or Xunlei Network HK, in Hong Kong through Xunlei Network BVI. Both Xunlei Network BVI and

Xunlei Network HK were established for potential future business and tax planning purposes, but are not yet active in business as of the date of this prospectus.

The following diagram illustrates our corporate structure and principal subsidiaries and consolidated affiliated entities as of the date of this prospectus:

(1) Shenzhen Xunlei is owned by Mr. Sean Shenglong Zou, our co-founder, chairman and chief executive officer, Mr. Hao Cheng, our co-founder and director, Mr. Jianming Shi, Guangzhou Shulian Information Investment Co., Ltd. and Ms. Fang Wang.

(2) The remaining 0.1% of the equity interest is owned by Mr. Sean Shenglong Zou.

(3) The remaining 30% of the equity interest is owned by Mr. Hao Cheng.

Corporate information

Our principal executive offices are located at 7/F, Building 11, Shenzhen Software Park II, Shenzhen High-Tech Park, Shenzhen 518057, People's Republic of China. Our telephone number at this address is (86-755) 2603-5888. Our registered office in the Cayman Islands is located at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. Our agent for service of process in the United States is Law Debenture Corporate Services Inc.

Investors should contact us for any inquiries through the address and telephone number of our principal executive offices. Our website is www.xunlei.com. The information contained on our website is not a part of this prospectus.

Conventions which apply to this prospectus

Unless we indicate otherwise, all information in this prospectus reflects the following:

•
no exercise by the underwriters of their option to purchase up to 1,140,000 additional ADSs representing 3,420,000 Class A common shares from us; and

•
conversion of all outstanding series A, series A-1, series B and series C preferred shares into 90,638,671 Class A common shares and 8,214,437 Class B common shares immediately upon the completion of this offering.

Except where the context otherwise requires and for purposes of this prospectus only:

•
"we," "us," "our company," "our," and "Xunlei" refer to Xunlei Limited, a Cayman Islands company, and its consolidated subsidiaries and consolidated affiliated entities, including our variable interest entity, or VIE, controlled by us, and the VIE's subsidiaries;

•
"China" or "PRC" refers to the People's Republic of China, excluding, for the purpose of this prospectus only, Taiwan, Hong Kong, and Macau;

•
"active users" refers to internet users who activated and used a Xunlei product from the same location at least once within a specified period; under this method, a user that used Xunlei products on different machines at home or at an internet cafe would be counted as two active users as he or she accessed the Xunlei product from different locations;

•
"digital media" refers to videos, music, games, software and documents transmitted in digital form;

•
"unique visitors" refers to the number of different individual visitors to our Xunlei Kankan website, with each individual user being identified through his or her unique IP address. For the purposes of the calculation, each IP address counts only once no matter how many times the user for that IP address accesses the Xunlei Kankan website. "Unique visitors" for a certain month refers to the number of unique visitors to our Xunlei Kankan website in the relevant calendar month. "Average daily unique visitors" for any given month refers to the number of unique visitors for our website in the relevant month divided by the number of days in that month;

•
"shares" or "common shares" refers to our Class A and Class B common shares, par value US$0.00025 per share;

•
"preferred shares" refers to our series A, series A-1, series B and series C convertible preferred shares, par value US$0.00025 per share, collectively;

•
"ADSs" refers to our American depositary shares, each of which represents three Class A common shares, and "ADRs" refers to any American depositary receipts that evidence our ADSs;

•
all references to "RMB" or "Renminbi" refer to the legal currency of China; and

•
all references to "US$," "dollars" or "U.S. dollars" refer to the legal currency of the United States.

We use U.S. dollar as reporting currency in our financial statements and in this prospectus. Transactions in Renminbi are recorded at the rates of exchange prevailing when the transactions occur. On June 24, 2011, the noon buying rate set forth in the H.10 statistical release of the Federal Reserve Board was RMB6.4737 to US$1.00.

The offering

The following information assumes that the underwriters will not exercise their option to purchase additional ADSs in the offering, unless otherwise indicated.

Offering price	We currently estimate that the initial public offering price will be between US$14.00 and US$16.00 per ADS.
ADSs offered by us	6,675,000 ADSs.
ADSs offered by the selling shareholders	925,000 ADSs.
ADSs outstanding immediately after this offering	7,600,000 ADSs (or 8,740,000 ADSs, if the underwriters exercise in full their over-allotment option to purchase additional ADSs).
Concurrent Private Placement
Concurrently with, and subject to, the completion of this offering, Sohu.com Limited, a non-US entity affiliated with Sohu.com, a leading internet portal in China, has agreed to purchase from us US$10 million in Class A common shares at a price per share equal to the initial public offering price adjusted to reflect the ADS-to-common share ratio. Assuming an initial offering price of US$15.00 per ADS, the midpoint of the estimated initial public offering price range shown on the front cover page of this prospectus, this investor will purchase 2,000,000 Class A common shares from us. Our proposed issuance and sale of Class A common shares to this investor are being made through private placement pursuant to an exemption from registration with the U.S. Securities and Exchange Commission under Regulation S of the Securities Act. The investor has agreed with the underwriters not to, directly or indirectly, sell, transfer or dispose of any Class A common shares acquired in the private placement for a period of 180 days after the date of this prospectus, subject to certain exceptions.

Common shares outstanding immediately after this offering	We will adopt a dual class common share structure immediately upon the completion of this offering. As a result, we will have 182,325,480 common shares (or 185,745,480 common shares if the underwriters exercise their over-allotment option in full) outstanding immediately upon the completion of this offering, comprised of (i) 143,341,456 Class A common shares, par value $0.00025 per share (or 146,761,456 Class A common shares if the underwriters exercise their over-allotment option in full), including 2,000,000 Class A common shares we will issue in the private placement concurrently with this offering, based on an initial offering price of US$15.00 per ADS, the midpoint of the estimated initial public offering price range shown on the front cover page of this prospectus, and (ii) 38,984,024 Class B common shares, par value $0.00025 per share. The 38,984,024 Class B common shares outstanding immediately after the completion of this offering will represent 21.4% of the total outstanding share capital and 73.1% of the then total voting power (assuming the underwriters do not exercise the over-allotment option). Our co-founder and chief executive officer, Mr. Sean Shenglong Zou, will beneficially own 14,846,371 Class A common shares and 29,238,018 Class B common shares after the completion of this offering, which represent 57.6% of the then total voting power (assuming the underwriters do not exercise the over-allotment option).
The ADSs	Each ADS represents three Class A common shares, par value US$0.00025 per share.
The depositary will hold the Class A common shares underlying your ADSs. You will have rights as provided in the deposit agreement.

If we declare dividends on our Class A common shares, the depositary will pay you the cash dividends and other distributions it receives on our Class A common shares, after deducting its fees and expenses.
You may turn in your ADSs to the depositary in exchange for Class A common shares. The depositary will charge you fees for any exchange.
We may amend or terminate the deposit agreement without your consent. If you continue to hold your ADSs, you agree to be bound by the deposit agreement as amended.

To better understand the terms of the ADSs, you should carefully read the "Description of American Depositary Shares" section of this prospectus. You should also read the deposit agreement, which is filed as an exhibit to the registration statement that includes this prospectus.
Common shares
We will redesignate our common shares and convert our preferred shares into Class A common shares or Class B common shares, as applicable, immediately upon the completion of this offering. Holders of Class A common shares will be entitled to one vote per share, while holders of Class B common shares will be entitled to ten votes per share on most corporate matters.
We plan to issue Class A common shares represented by our ADSs in this offering.

Immediately upon the completion of this offering, we will have 38,984,024 Class B common shares outstanding, including 29,238,018 Class B common shares, or 75% of the total Class B common shares outstanding after the re-designation which will be beneficially owned by Mr. Sean Shenglong Zou, our co-founder and chief executive officer. At the same time, (1) each of the existing common, series A, series A-1 and series B preferred shareholders other than Vantage Point Global Limited will be entitled to share the remaining number of Class B common shares, or 25% of the Class B common shares outstanding, pro rata by converting and re-designating certain shares it holds into Class B common shares; and (2) all other preferred shares and other common shares will be automatically converted into and re-designated as Class A common shares on a 1-for-1 basis. In addition, all options, either granted prior to the completion of this offering or to be granted after this offering, will entitle option holders to the equivalent number of Class A common shares once the options are vested and exercised.

Each Class B common share will be convertible into one Class A common share at any time by the holder. Class A common shares will not be convertible into Class B common shares under any circumstance. Upon any transfer of Class B common shares by a holder to any person or entity which is not an affiliate of such holder, such Class B common shares will automatically and immediately convert into an equivalent number of Class A common shares.

If at any time our co-founder and chief executive officer, Mr. Sean Shenglong Zou, and his affiliates collectively own less than 5% of the total number of issued and outstanding common shares of our company at that time, each issued and outstanding Class B common share shall be automatically and immediately converted into one Class A common share.
Over-allotment option	We have granted to the underwriters an option, which is exercisable within 30 days from the date of this prospectus, to purchase up to an additional 1,140,000 ADSs.
Use of proceeds
We plan to use the net proceeds we receive from this offering and the concurrent private placement to establish a customer service center and cloud computing data centers to better serve our subscribers, acquire digital media content and exclusive online game licenses, invest in technology, infrastructure and product development efforts, and for other general corporate purposes, including working capital needs and potential acquisitions (although we are not currently negotiating any such acquisitions). See "Use of proceeds" for additional information.
We will not receive any of the proceeds from the sale of ADSs by the selling shareholders.
Lock-up
We, our directors and executive officers, our existing shareholders and holders of most of the options to purchase our common shares have agreed with the underwriters, subject to certain exceptions, not to sell, transfer or dispose of, directly or indirectly, any of our ADSs or common shares or securities convertible into or exercisable or exchangeable for our ADSs or common shares for a period of 180 days following the date of this prospectus. Furthermore, all of our directors, executive officers, existing shareholders and holders of the options to purchase our common shares are restricted by our agreement with the depositary from depositing common shares in our ADS facility or having new ADSs issued to them during the same period. See "Underwriting" for more information.
Listing
We have applied to have the ADSs listed on the NASDAQ Global Select Market under the symbol "XNET." Our ADSs and shares will not be listed on any other stock exchange or traded on any automated quotation system.
Payment and settlement	The underwriters expect to deliver the ADSs against payment therefor through the facilities of the Depository Trust Company on , 2011.
Depositary	Citibank, N.A.

Reserved ADSs	At our request, the underwriters have reserved for sale, at the initial public offering price, up to 380,000 ADSs offered by this prospectus to our directors, officers, employees, business associates and related persons through a directed share program.
Risk Factors	See "Risk factors" and other information included in this prospectus for a discussion of risks you should carefully consider before investing in our ADSs.

The number of common shares that will be outstanding immediately after this offering:

•
assumes conversion of all outstanding preferred shares into 90,638,671 Class A common shares and 8,214,437 Class B common shares;

•
assumes no exercise of the underwriters' over-allotment option;

•
excludes 20,858,916 common shares issuable upon the exercise of options outstanding as of the date of this prospectus, at a weighted average exercise price of US$0.71 per share; and

•
excludes 5,963,912 Class A common shares reserved for future issuances under our share incentive plan.

For the options that were granted in April 2011, the option exercise price equals to the final offering price of the Class A common shares in this offering. For the purpose of calculating the weighted average exercise price, we assuming an initial offering price of US$15.00 per ADS, the midpoint of the estimated initial public offering price range shown on the front cover page of this prospectus.

 Summary consolidated financial data

The following summary consolidated statements of operations data for the years ended December 31, 2008, 2009 and 2010 and the summary balance sheet data as of December 31, 2009 and 2010 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The summary consolidated statements of operations data for the three months ended March 31, 2010 and 2011 and the summary balance sheet data as of March 31, 2011 are derived from our unaudited interim condensed consolidated financial statements included elsewhere in this prospectus. We have prepared the unaudited interim condensed consolidated financial statements on the same basis as our audited consolidated financial statements and include all adjustments, consisting only of normal and recurring adjustments, that we consider necessary for a fair presentation of our financial position and operating results for the periods presented. Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP. Our historical results for any period are not necessarily indicative of results to be expected for any future period. You should read the following summary financial information in conjunction with the consolidated financial statements and related notes and the information under "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus.

				For the Three Months Ended March 31,
(in thousands of US$, except for share, per share and per ADS data)	For the Year Ended December 31,
				2010 (unaudited)	2011 (unaudited)
	2008	2009	2010

Summary consolidated statement of operations data:
Revenues, net of rebates and discounts	16,774	29,599	42,782	7,755	15,360
Business tax and surcharges	(1,436)	(2,547)	(2,791)	(518)	(1,021)

Net revenues	15,338	27,052	39,991	7,237	14,339
Cost of revenues	(4,065)	(6,578)	(14,309)	(2,244)	(5,538)

Gross profit	11,273	20,474	25,682	4,993	8,801
Operating expenses(1):
Research and development expenses	(3,767)	(4,289)	(5,786)	(1,249)	(2,182)
Sales and marketing expenses	(4,084)	(4,991)	(4,686)	(935)	(2,227)
General and administrative expenses	(6,987)	(6,823)	(8,112)	(1,357)	(2,920)

Total operating expenses	(14,838)	(16,103)	(18,584)	(3,541)	(7,329)

Operating income (loss)	(3,565)	4,371	7,098	1,452	1,472
Interest income	535	114	107	20	31
Other income (loss), net	(1,547)	962	178	(4)	69

Income (loss) before income tax	(4,577)	5,447	7,383	1,468	1,572
Income tax benefit	—	—	1,089	69	198

Net income (loss)	(4,577)	5,447	8,472	1,537	1,770

Net (income) loss attributable to the non-controlling interest	—	—	(6)	3	110

Net income (loss) attributable to Xunlei Limited	(4,577)	5,447	8,466	1,540	1,880

				For the Three Months Ended March 31,
(in thousands of US$, except for share, per share and per ADS data)	For the Year Ended December 31,
				2010 (unaudited)	2011 (unaudited)
	2008	2009	2010

Weighted average number of common shares used in per share calculations:
Basic	53,037,172	53,037,172	53,037,172	53,037,172	53,037,172
Diluted	53,037,172	69,092,304	72,024,548	70,144,618	75,428,013
Net income (loss) attributable to holders of common shares of Xunlei Limited per common share:
Basic	(0.10)	0.04	0.06	0.01	0.01
Diluted	(0.10)	0.03	0.04	0.01	0.01
Net income (loss) attributable to holders of common shares of Xunlei Limited per ADS(3):
Basic				—	—
Diluted				—	—
Weighted average number of common shares used in pro forma per share calculations:
Basic			146,162,016		146,162,016
Diluted			165,149,392		168,552,857
Pro forma earnings per common share (unaudited)(2),(4):
Basic			0.06		0.01
Diluted			0.05		0.01
Pro forma earnings per ADS (unaudited)(3),(4):
Basic			0.02		—
Diluted			0.02		—

Notes:

(1)   Share-based compensation expenses were allocated in operating expenses as follows:

				For the Three Months Ended March 31,
	For the Year Ended December 31,
				2010 (unaudited)	2011 (unaudited)
(in thousands of US$)	2008	2009	2010

Research and development expenses	10.5	12.1	180.7	35.3	49.2
Sales and marketing expenses	3.0	2.9	34.5	4.4	13.7
General and administrative expenses	343.2	219.1	118.3	20.0	195.7

Total share-based compensation expenses	356.7	234.1	333.5	59.7	258.6

(2)   The unaudited pro-forma earnings per share give effect to (1) the planned re-designation of 22,267,585 common shares into the equivalent number of Class A common shares, (2) the planned automatic conversion and re-designation of 84,910,407 series A, series A-1 and series B preferred shares into the equivalent number of Class A common shares, (3) the planned re-designation of 30,769,587 common shares into the equivalent number of Class B common shares, (4) the planned automatic conversion and re-designation of 8,214,437 series A, series A-1 and series B preferred shares into the equivalent number of Class B common shares.

(3)   Each ADS represents three Class A common shares.

(4)   In April 2011, we issued 8,410,200 common shares pursuant to the exercise of vested options by our co-founders and we also issued 5,728,264 series C preferred shares, which will automatically be converted into Class A common shares upon closing of this offering. After giving effect to the exercise of vested options and automatic conversion of series C preferred shares into Class A common shares, our pro forma basic and diluted earnings per common share for the three months ended March 31, 2011 would have been US$0.01 and US$0.01, respectively, and our pro forma basic and diluted earnings per ADS for the three months ended March 31, 2011 would have been US$0.004 and US$0.003, respectively.

				As at March 31,
	As of December 31,
				2011 Actual (unaudited)	2011 Pro forma(1) (unaudited)	2011 Pro forma as adjusted(2) (unaudited)
(in thousands of US$)	2008 Actual	2009 Actual	2010 Actual

Summary consolidated balance sheet data:
Cash and cash equivalents	16,078	18,947	21,353	20,559	20,559	148,713
Total current assets	26,264	32,118	45,248	50,422	50,422	178,576
Total assets	32,921	38,619	58,830	65,347	65,347	193,501
Total current liabilities	10,811	10,860	17,446	21,545	21,545	21,545
Total liabilities	10,811	10,896	21,326	25,526	25,526	25,526
Convertible non-redeemable preferred shares:
Series B	8	8	8	8	—	—
Series A-1	9	9	9	9	—	—
Series A	7	7	7	7	—	—
Common shares	13	13	13	13	—	—
Class A common shares	—	—	—	—	27	36
Class B common shares	—	—	—	—	10	10
Total Xunlei Limited's shareholders' equity	22,110	27,723	37,046	39,468	39,468	167,622
Non-controlling interest	—	—	458	353	353	353

Note:

(1)   The unaudited consolidated balance sheet data as of March 31, 2011 are adjusted on a pro forma basis to reflect (1) the planned re-designation of 22,267,585 common shares into the equivalent number of Class A common shares, (2) the planned automatic conversion and re-designation of 84,910,407 series A, series A-1 and series B preferred shares into the equivalent number of Class A common shares, (3) the planned re-designation of 30,769,587 common shares into the equivalent number of Class B common shares, and (4) the planned automatic conversion and re-designation of 8,214,437 series A, series A-1 and series B preferred shares into the equivalent number of Class B common shares.

(2)   The unaudited consolidated balance data as of March 31, 2011 are adjusted on a pro forma as adjusted basis to reflect (1) the planned re-designation of 22,267,585 common shares into the equivalent number of Class A common shares, (2) the issuance of 8,410,200 common shares upon our co-founders' exercise of vested options in April 2011, which will be re-designated as the equivalent number of Class A common shares upon the completion of this offering, (3) the planned automatic conversion and re-designation of 84,910,407 series A, series A-1 and series B preferred shares into the equivalent number of Class A common shares, (4) the planned re-designation of 30,769,587 common shares into the equivalent number of Class B common shares, (5) the planned automatic conversion and re-designation of 8,214,437 series A, series A-1 and series B preferred shares into the equivalent number of Class B common shares and (6) the issuance of 5,728,264 series C preferred shares in April 2011, which will be automatically converted into and re-designated as the equivalent number of Class A common shares upon the completion of this offering, (7) the issuance and sale in the concurrent private placement of 2,000,000 Class A common shares, calculated based on the midpoint of the estimated initial public offering price range shown on the front cover page of this prospectus, with net proceeds to us of US$9.7 million after deducting expenses incurred by us in connection with this investment, and (8) the issuance and sale of Class A common shares in the form of ADSs by us in this offering at an assumed initial public offering price of US$15.00 per ADS, the mid-point of the estimated range of the initial public offering price shown on the front cover of this prospectus, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

Risk factors

An investment in our ADSs involves significant risks. You should carefully consider all of the information in this prospectus, including the risks and uncertainties described below, before making an investment in our ADSs. Any of the following risks could have a material adverse effect on our business, financial condition and results of operations. In any such case, the market price of our ADSs could decline, and you may lose all or part of your investment.

Risks related to our business

We face risks and uncertainties associated with operating in a rapidly developing and evolving industry. The limited operating history of our current subscription-based, multiple-source revenue model makes it difficult to evaluate our business and prospects.

We commenced operations in China in January 2003. We launched our digital media download services in 2004, our digital media streaming services in 2007, our online games offerings in 2008 and our cloud-based subscription services in 2009, and have experienced rapid growth in these businesses since then. We expect our growth trend to continue as we expand our user and advertiser bases and explore new market opportunities. However, due to the limited operating history of our current subscription-based, multiple-source revenue model, our historical growth rate may not be indicative of our future performance, especially given our planned expansion into relatively new business models such as conversion of users into subscribers and other paying users. We cannot assure you that we will grow at the same rate as we did in the past.

Today, as a fast-growing company in the new and rapidly evolving internet industry, we face numerous risks and uncertainties. Some of these risks and uncertainties relate to our ability to:

•
continue to offer innovative technologies in response to evolving user demand and maintain our technology leadership;

•
continue to grow and monetize our user base and expand our subscription services;

•
continue to attract advertisers;

•
protect third-party intellectual property rights;

•
attract and retain qualified personnel; and

•
successfully adapt our business model to changes in our industry.

You should consider our business and prospects in light of the risks and uncertainties we face as a fast-growing company operating in a rapidly evolving market. We may not be successful in addressing the risks and uncertainties listed above, which may materially and adversely affect our business and prospects.

Our resource discovery network and other services may become less attractive as the internet infrastructure in China continues to develop and user demands change. If we fail to keep up with the technological developments and users' changing demands, our business, financial condition and results of operations may be materially and adversely affected.

The internet industry is rapidly evolving and subject to continuous technological changes. As the internet infrastructure continues to develop, the internet may become more easily accessible through alternative technological innovations in the future, which would make our existing resource discovery network and other services less attractive to our users. For example, an increasing number of users access the internet via devices other than PCs, including mobile phones and other hand-held devices, which requires us to upgrade our software and website to make our services easily accessible by users of mobile devices. User demands for internet content may also shift over time. Currently, internet users appear to have significant demand for multimedia downloads, online streaming and online games services, and we expect such demand to continue. However, we cannot assure you that the behavior of internet users will not change in the future. In the online video sector, users may begin to demand types of content that are different from what we currently have available or become dissatisfied with the quality of our content on Xunlei Kankan. If we do not upgrade our services in response to such changes in an effective and timely manner, the number of our users and advertisers may decrease. Furthermore, changes in technologies and user demands may require substantial capital expenditures in product development and infrastructure. We are currently developing products and services to allow easier and faster access to our network and website for users of internet-enabled mobile devices, which requires significant resources from us. If we fail to expand into the mobile internet market successfully, our business, results of operations and prospects may be materially and adversely affected. Our operating results may also suffer if our innovations do not respond to the needs of our users, are not appropriately timed with market opportunities or are not quickly and effectively brought to market. Failure to keep up with technological developments may cause our services to become less attractive, which in turn may materially and adversely affect our business, results of operations and prospects.

We may not be able to retain and grow our user base, convert our user base into subscribers of our premium services or maintain our existing subscribers and attract new subscribers.

We enjoy a large user base. Xunlei Downloader was used in an average of 138 million downloads per day in 2010. Xunlei Kankan had 120.7 million monthly unique visitors from homes and offices in April 2011. However, there is no assurance that we will be able to attract new users at a similar rate in the future. In addition, once the user traffic to our Xunlei Kankan website grew to a certain level, we tried to maintain the number of monthly unique visitors to Xunlei Kankan at a relatively manageable and stable level in order to achieve the optimal cost efficiency and may continue to do so in the future.

In March 2009, we began to offer premium services to our subscribers, which we expect to represent an increasingly significant source of our revenues in the future. As of March 31, 2011, we had over 1.3 million subscribers. However, we cannot assure you that we will be able to maintain and increase the number of our subscribers. Our paying users and subscribers may stop their subscriptions or other spending on our products or services because we no longer serve their needs or because their demands can be better fulfilled by other platforms, which would adversely impact our business, results of operations and prospects.

We aim to convert users into paying users, which include subscribers and users who purchase our other paid services, and retain paying users and convert them into long-term subscribers. However, our efforts to provide greater incentives for our users to subscribe, including marketing activities to highlight the value of differentiated subscriber-only services, such as cloud download and high speed express download, may not succeed. If we are unable to continue to attract new users, retain them as active users and convert non-paying users into subscribers and paying users in the future, our business, results of operations and financial position would be materially and adversely affected.

We generate a majority of our revenues from online advertising. We may not be able to retain existing advertisers or attract new advertisers.

We generate a majority of our revenues from online advertising. We provide advertisers with different forms of advertisements, including banner and video advertisements. Our large user base and relatively long user time spent on our website provide advertisers with a broad reach and optimal monetization results. We offer advertising services substantially through contracts entered into with third-party advertising agencies. We cannot assure you that we can continue to retain our advertising agencies or advertisers or attract new advertising agencies and advertisers. In addition, if any advertising agencies or advertisers determine that their expenditures on our downloader or on our online video website do not generate expected returns, they may allocate a portion or all of their advertising budgets to others and reduce or discontinue business with us. Since our arrangements with third-party advertising agencies are typically one-year framework agreements, such advertising arrangements may be easily amended or terminated without incurring liabilities. Failure to retain existing advertising agencies and advertisers or attract new advertising agencies and advertisers may materially and adversely affect our business, financial condition and results of operations.

Historically, a majority of our advertisers were e-commerce companies and online game operators. The online game and e-commerce industries in China are rapidly evolving. The growth of these industries and their demand for online advertising services is uncertain and may be affected by factors out of our control. We have begun to focus more on developing brand advertising by other industries in an effort to expand and diversify our advertiser base, and we plan to continue to expand brand advertising in the future. However, we cannot assure you that we will be able to retain existing advertising agencies and advertisers or attract more advertising agencies and advertisers for brand advertising, and if we fail to do so, our business, results of operations and prospects may be materially and adversely affected.

If the online advertising industry does not further grow in China, our profitability and prospects may be materially and adversely affected.

The internet penetration rate in China is relatively low compared with those in many developed countries. Many advertisers in China have limited experience with online advertising, have historically allocated an insignificant portion of their advertising budgets to online advertising and may consider online advertising a less attractive channel than traditional broadcast and print media in promoting their products and services. Our profitability and prospects largely depend on the continuing development of the online advertising industry in China and may be affected by a number of factors, many of which are beyond our control, including:

•
development of a larger user base with demographic characteristics attractive to advertisers;

•
our ability to keep up with technological innovation and improvements in the measurement of user traffic and online advertising;

•
acceptance of online advertising as an effective marketing channel;

•
changes in government regulations or policies affecting the online advertising industry; and

•
increased internet usage in China.

We face and may continue to face copyright infringement claims and other related claims that could be time-consuming and costly to defend and may divert our management's attention and financial resources and adversely impact our business.

Internet, technology and media companies are frequently involved in litigation based on allegations of infringement of intellectual property rights, unfair competition, invasion of privacy, defamation and other violations of other parties' rights. As of March 31, 2011, our servers maintain and update an index of over 3.7 billion digital media files available on third-party servers and PCs connected to our resource discovery network, which enables users to locate and download content in an efficient manner. See "Business—Technology—Resource discovery network architecture." We have been involved in litigation based on allegations from content owners that we have infringed their copyright interests in such content. A law firm in the U.S. who claimed to represent the Motion Picture Association of America, or the MPAA, has recently notified us by phone that certain members of the MPAA may make claims of copyright infringement against us, and requested us to enter into a content protection agreement with these members. Following the initial discussion described above, we have not received any written claims from the law firm, the MPAA or any of its members. We intend to engage in discussions with the MPAA to understand their request. However, we may not be able to reach a content protection agreement with the MPAA on mutually satisfactory terms and the MPAA or its members may initiate a lawsuit or other proceedings against us, whether or not we enter into a content protection agreement with any of them. Claims alleging copyright infringement or other claims arising from the content accessible through our resource discovery network, with or without merit, may lead to diversion of our management's attention and financial resources and negative publicity affecting our brand and reputation, and therefore adversely affect our results of operations and business prospects.

We were subject to a total of 108 lawsuits, 126 lawsuits and 10 lawsuits in China for alleged copyright infringement in 2009, 2010, and the three months ended March 31, 2011, respectively. Approximately 87.7% of these lawsuits were rejected by relevant PRC courts, withdrawn by the plaintiffs or settled as of March 31, 2011. We have only lost one lawsuit where we were ordered to pay monetary damage in the amount of RMB0.1 million together with another defendant. As of March 31, 2011, we accrued approximately US$0.2 million in litigation expenses related to cases filed before then, which included amounts owed pursuant to out-of-court settlements. We currently have 32 copyright infringement lawsuits pending against us with an aggregate amount of claimed damages of approximately RMB21.8 million (US$3.4 million) and the majority of such amount relates to claims against the Gougou website.

The copyright infringement lawsuits pending against us involve claims alleging copyright infringement arising in connection with videos available on our Xunlei Kankan website and third-party content allegedly accessible through links provided by Gougou, a web search engine. In December 2010, we sold the domain name, trademark rights and copyright interests in software relating to Gougou to a third party. As part of the purchase agreement, the third-party buyer assumed all existing and future liabilities related to Gougou, including liabilities resulting from intellectual property claims by third parties, and agreed to indemnify us for any future losses from such liabilities. However, the risk remains that the buyer may either become unwilling or, through liquidation or other events, unable to honor its obligations under the purchase agreement to assume liabilities related to Gougou, in which case we may be held liable for any liabilities related to Gougou.

The premium download related and other value-added services we started to provide to our subscribers since 2009 may expose us to new copyright infringement claims, which could materially and adversely affect the development of our subscription-based revenue model.

We provide subscribers limited space to store personal content on our servers. Subscribers may also request our cloud servers to download a file on their behalf and upload it to their properties. See "Business—Our subscribers and paid services—Subscription services." We may be liable for storing or downloading content on behalf of our subscribers if such content infringes third-party intellectual property rights. For example, if a court determines that we have an obligation to filter and remove copyrighted content that is stored or downloaded using our cloud servers, we could be ordered to pay damages or implement costly content screening procedures. Although we have not been subject to claims specifically alleging that our cloud storage and cloud downloading services infringe third-party copyrights, we cannot assure you that such lawsuits will not arise in the future.

Our technologies, business methods and services, including those relating to our resource discovery network, may be subject to third-party patent claims or rights, such as issued patents or pending patent applications, that limit or prevent their use.

We cannot assure you that holders of patents purportedly relating to our resource discovery network or other services, if any such holders exist, would not seek to enforce such patents against us in China, the United States or any other jurisdictions. Based on our own analysis, we do not believe that we are currently infringing any third-party patents of which we are aware. However, our analysis may have failed to identify all relevant patents and patent applications. For example, there may be currently pending applications, unknown to us, that may later result in issued patents that are infringed by our products, services or other aspects of our business. There could also be existing patents of which we are not aware that our products may inadvertently infringe. Further, the application and interpretation of China's patent laws and the procedures and standards for granting patents in China are still evolving and are uncertain, and we cannot assure you that PRC courts or regulatory authorities would agree with our analysis. Any patent infringement claims, regardless of their merits, could be time-consuming and costly to us. If we were found to infringe third-party patents and were not able to adopt non-infringing technologies, we may be severely limited in our ability to operate our business, and our results of operations could be materially and adversely affected.

The intellectual property protection mechanism we have implemented may not be effective or sufficient and may subject us to future litigation or result in our inability to continue providing certain of our existing services in China.

Assisted by a team of 15 employees in our legal and intellectual property department, we have implemented internal procedures to meet the requirements under relevant PRC laws and regulations to monitor and review the content we license before it is released on our Xunlei Kankan website and remove any infringing content promptly after we receive notice of infringement from the legitimate rights holder. See also "Business—Technology—Content monitoring and copyright protection" for more details. However, due to the significant amount of content available on our Xunlei Kankan, or accessible through our resource discovery network, we do not generally seek to identify infringing content absent receiving any notice of infringement. Moreover, some rights owners may not send us a notice before bringing a lawsuit against us. Thus, our inability to identify unauthorized content hosted on our website or servers, or accessible through our network has subjected us to, and may continue to subject us to, claims of infringement of third-party intellectual property rights or other rights. In addition, we may be subject to administrative actions brought by the National Copyright Administration of the PRC or its local branches for alleged copyright infringement.

The validity, enforceability and scope of protection of intellectual property in internet-related industries, particularly in China, are uncertain and still evolving. As we face increasing competition and as litigation becomes more common in China in resolving commercial disputes, we face a higher risk of intellectual property infringement claims. Intellectual property litigation may be expensive and time-consuming and could divert management attention and resources. If there is a successful claim of infringement, we may be required to discontinue the infringing activities, pay substantial fines and damages and/or seek royalty or license agreements that may not be available on commercially acceptable terms, if at all. Our failure to obtain the required licenses on a timely basis could harm our business. Any intellectual property litigation and/or any negative publicity by third parties alleging our intellectual property infringement could have a material adverse effect on our business, reputation, financial condition or results of operations. To address the risks relating to intellectual property infringement, we may have to substantially modify, limit or, in extreme cases, terminate some of our services. Any of such changes could materially affect our users' experience and in turn have a material adverse impact on our business.

We may be subject to claims or lawsuits outside of China, which could increase our risk of direct or indirect liabilities for our existing or future service offerings.

Although we have not been subject to claims or lawsuits outside China, we cannot assure you that we will not become subject to copyright laws in other jurisdictions, such as the United States, by virtue of our listing in the United States, the ability of users to access our services in the United States and other jurisdictions, the ownership of our ADSs by investors, the extraterritorial application of foreign law by foreign courts or for other reasons. We have attracted and may continue to attract attention from intellectual property owners outside of China, despite our efforts to control access to our products and services by users outside China. For example, the Recording Industry Association of America filed a letter with the Office of the United States Trade Representative in November 2010 accusing certain of our divested or discontinued products of facilitating intellectual property infringement. In addition, as a publicly listed company, we may be exposed to increased risk of litigation. If we are ever held to be subject to United States copyright law, that could increase our risk of direct or indirect copyright liability for our resource discovery and cloud storage services. If a claim of infringement brought against us in the United States or other jurisdictions is successful, we may be required to (i) pay substantial statutory or other damages and fines, (ii) remove relevant content from our website, (iii) discontinue products or services and/or (iv) seek royalty or license agreements that may not be available on commercially reasonable terms or at all.

We may not be able to prevent unauthorized use of our intellectual property or disclosure of our trade secrets and other proprietary information, which could reduce demand for our services and have material and adverse impact on our business, financial condition and results of operations.

Our patents, trademarks, trade secrets, copyrights and other intellectual property rights are important assets for us. Events that are outside of our control may pose a threat to our intellectual property rights. For example, effective intellectual property protection may not be available in China and some other jurisdictions in which our services are distributed or made available through the internet. Also, the efforts we have made to protect our proprietary rights may not be sufficient or effective. Any significant impairment of our intellectual property rights could harm our business or our competitiveness. Also, protecting our intellectual property rights is costly and time consuming. Any increase in the unauthorized use of our intellectual property could make it more expensive to conduct our business and harm our results of operations.

We seek to obtain patent protection for our innovations; however, it is possible that patent protection may not be available for some of these innovations. In addition, given the costs of obtaining patent protection, we may choose not to protect certain innovations that later turn out to be important. Furthermore, there is always the possibility, despite our efforts, that the scope of the protection gained will be insufficient or that an issued patent may be deemed invalid or unenforceable.

We also seek to maintain certain intellectual property as trade secrets. We require our employees, consultants, advisors and collaborators to enter into confidentiality agreements in order to protect our trade secrets and other proprietary information. These agreements might not effectively prevent disclosure of our trade secrets, know-how or other proprietary information and might not provide an adequate remedy in the event of unauthorized disclosure of such confidential information. In addition, others may independently discover our trade secrets and proprietary information, in which case we could not assert such trade secret rights against such parties. Any unauthorized disclosure or independent discovery of our trade secrets would deprive us of the associated competitive advantages. Costly and time-consuming litigation could be necessary to enforce and determine the scope of our proprietary rights, and failure to obtain or maintain trade secret protection could adversely affect our competitive position.

We are strictly regulated in China. Any lack of requisite licenses or permits applicable to our business and any changes in government policies or regulations may have a material and adverse impact on our business, financial condition and results of operations.

Our business is subject to governmental supervision and regulations by the relevant PRC governmental authorities including the State Council, the Ministry of Industry and Information Technology, or the MIIT, State Administration of Radio, Film and Television, or the SARFT, Ministry of Culture, or the MOC, General Administration of Press and Publication, or the GAPP and other relevant government authorities. Together these government authorities promulgate and enforce regulations that cover many aspects of operation of telecommunications and internet information services, including entry into the telecommunications industry, the scope of permissible business activities, licenses and permits for various business activities and foreign investment.

Various licenses and permits are required for the display of video content on our website, including the license for online transmission of audio-visual programs and approval from SARFT for introducing and broadcasting foreign television programs into China. See "Regulation—Regulation on online transmission of audio-visual programs" and "Regulation—Regulation on foreign television programs." We source digital media content from various content providers, including China-based television and movie production studios, online video sites, media companies and online game companies. In dealing with content providers, we take a series of measures to monitor and protect copyright of such contents. For details of such content monitoring and copyright protection measures, see "Business—Intellectual property—Content monitoring and copyright protection." However, we cannot guarantee that the content providers have the legal right to license us the content or are in full compliance with all the relevant PRC permits and licenses set forth by SARFT, and the remedies provided by these content providers, if any, may not be sufficient to compensate us for potential regulatory sanctions imposed by SARFT due to violations of the approval and permit requirements. Nor can we ensure that any such sanctions will not adversely affect either the general availability of video content on our website or our reputation. In addition, such risks may persist due to ambiguities and uncertainties relating to the implementation and enforcement of the applicable regulations. We also source some audio-visual programs directly from foreign content providers. However, we have not obtained any approval from SARFT for introducing and broadcasting such foreign audio-visual programs. In practice, it is not uncommon for internet content providers in China to introduce and broadcast foreign audio-visual programs without such approvals. Based on our oral enquiries with local SARFT, we were orally informed that such noncompliance will not be punished as long as the content of foreign audio-visual programs does not violate the PRC laws and regulations. If SARFT or its local branch requires us to obtain its approval for our introduction and online showing of overseas audio-visual programs, we may not be able to obtain such approval in a timely manner or at all. In such case, the PRC government would have the power to, among other things, levy fines against us, confiscate our income, order us to cease certain content service, or require us to temporarily or permanently discontinue the affected portion of our business.

Pursuant to the relevant PRC regulations promulgated by the State Council Information Office, or the SCIO, internet news information service entities engaging in news publishing services, current political news bulletin board services or dissemination of current political news to the public via internet are required to obtain an internet news license from the SCIO. See "Regulation—Regulation on internet news dissemination." Because the audio/video content we currently provide mainly relates to entertainment or financial subjects, we do not believe the above license requirements apply to us. However, if the SCIO or its local branches take a view that is contrary to ours, or if we fail to remove the current political news related audio/video content in a timely manner due to the large volume of audio/video content we provide, we may be ordered by the SCIO or the SCIO branches at the provincial level to cease any internet news services, and in severe cases, as determined by the SCIO or the local SCIO branches in writing, the MIIT may order us to cease all the internet information services or require the internet service provider to disconnect us from the internet.

In August 2010, we issued a software program named Mobile Xunlei that may be installed on certain mobile phones. Mobile Xunlei allows users to search on the internet and download and play certain movies and music from third-party servers or PCs. In addition, we are currently selling internet modules to a television producer in China that is developing internet TVs through which users may search on the internet and download movies. However, the list of terminals covered by our license for online transmission of audio-visual programs does not include mobile devices and TVs. Given that we only develop software and technology, and do not provide any audio/visual content to users of Mobile Xunlei and internet TV, we do not believe that additional approval is required from SARFT. However, there are uncertainties regarding the interpretation and application of the relevant PRC laws, rules and regulations. Accordingly, there can be no assurance that the PRC regulatory authorities will not take a view contrary to ours. For example, on January 18, 2010, Shenzhen SARFT imposed an administrative sanction on Shenzhen Xunlei for providing digital TV services, although we argued that we only provided the software service in accordance with the cooperation contract. There can be no assurance that we will not be subject to administrative proceedings in the future, similar or otherwise. If relevant PRC regulatory authorities determine that additional approvals are required for Mobile Xunlei and our internet modules service, we may be given a warning, ordered to rectify our violations and/or fined up to RMB30,000. In severe cases, our license for online transmission of audio-visual programs may be revoked.

If the PRC government considers that we were operating without the proper licenses or approvals or promulgates new laws and regulations that require additional licenses or imposes additional restrictions on the operation of any part of our business, it has the power to, among other things, levy fines, confiscate our income, revoke our business licenses, and require us to discontinue our business or impose restrictions on the affected portion of our business. Any of these actions by the PRC government may have a material and adverse effect on our results of operations. In addition, the PRC government may promulgate regulations restricting the types and content of advertisements that may be transmitted online, which could have a direct adverse impact on our business.

If we are unable to collect accounts receivable in a timely manner or at all, or fail to diversify payment handling channels to minimize the associated payment handling fees, our financial condition, results of operations and prospects may be materially and adversely affected.

We typically enter into advertising agreements with third-party advertising agencies that represent the advertisers, and under these agreements, the advertising fees are paid to us by the advertising agencies after we deliver our services. In consideration for the third-party advertising agencies' services, we pay them rebates based on the value of business they bring to us. Thus, the financial soundness of our advertisers and advertising agencies with whom we sign these advertising contracts may affect our collection of accounts receivable. In addition, as of December 31, 2009 and 2010 and March 31, 2011, two, two and one advertising agencies each accounted for more than 10% our total accounts receivable, respectively. We make a credit assessment of our advertisers and advertising agencies to evaluate the collectibility of the advertising service fees before entering into any advertising contract. However, we cannot assure you that we are or will be able to accurately assess the creditworthiness of each advertising agency or advertiser, as applicable, and any inability of advertisers or advertising agencies, especially those that accounted for a significant percentage of our amounts receivables in the past, to pay us in a timely manner may adversely affect our liquidity and cash flows. In addition, the online advertising market in China is dominated by a small number of large advertising agencies. If the large advertising agencies that we have business relationships with demand higher rebates for their agency services, our results of operations will be materially and adversely affected.

Users can make payments for our cloud-based subscription services, online games and other services through third-party online, fixed phone line and mobile phone payment channels. These third-party payment channels typically charge a handling fee for their services. Our subscribers generally have preferred to make subscription payments through mobile phones. However, as the third-party mobile payment channel generally charges higher handling fees than other channels, we recently modified our subscription fee structure to encourage our subscribers to use other available payment channels. If we fail to diversify the payment channels and minimize the associated payment handling fees, our business, prospects and results of operations may be adversely affected.

We may undertake acquisitions, investments, joint ventures or other strategic alliances, which may not be successful, which could materially and adversely affect our ability to manage our business.

Our strategy includes plans to grow both organically and through acquisitions, joint ventures or other strategic alliances, which may expose us to new operational, regulatory and market risks, as well as risks associated with additional capital requirements. We may not be able to identify suitable future acquisition candidates or alliance partners. Even if we identify suitable candidates or partners, we may be unable to complete an acquisition or alliance on terms commercially acceptable to us. If we fail to identify appropriate candidates or partners, or complete desired acquisitions or strategic alliances, we may not be able to implement our strategies effectively or efficiently.

In addition, our ability to successfully integrate acquired companies and their operations may be adversely affected by a number of factors. If we fail to integrate acquired companies efficiently, our earnings, revenues growth and business could be negatively affected. Furthermore, the acquired companies may contain unforeseen or hidden liabilities, or may not perform to our expectations for various reasons, including legislative or regulatory changes that affect the products in which the acquired companies specialize, and the loss of key personnel and users. If we are not able to realize the benefits envisioned for such acquisitions, joint ventures or other strategic alliances, our overall profitability and growth plans may be adversely affected.

Our planned expansions into relatively new business models would require more capital investment into infrastructure, bandwidth and other resources for premium services, among other things. However, we may not be able to generate sufficient returns and offset these additional capital investment, or to obtain sufficient capital to meet the additional capital requirements of these changes to our business.

In order to implement our development strategies to expand our infrastructure and services across internet-enabled devices, and to further expand and diversify our revenue sources, we may need additional capital in addition to those required for our resource discovery network, online video business and various online games. We plan to expand into new business areas which require significantly more capital investment from us in the future. Our plan to attract more users and convert such users into paying users or subscribers, for instance, would require more capital investments in terms of acquiring additional bandwidth to support our cloud-based subscription services and storage services, more purchased content for our online video library, more research and development efforts into investigating user needs and more frequent updates to subscriber-only services. In addition, our plan to purchase more exclusive online games requires large amount of capital expenditures. Thus, we will continue to incur substantial capital expenditures on an ongoing basis, and it may become difficult for us to meet such capital requirements.

To date, we have financed our operations primarily through private placements of preferred shares to investors and cash flow from operations. We believe that our cash balances and the anticipated cash flow from operations will be sufficient to meet our anticipated cash needs for the next 12 months. However, if we fail to attract a sufficient number of new users and convert such users into paying users or subscribers, we may not be able to generate sufficient revenue to cover our investment in various expansion efforts, and our business may be materially and adversely affected.

We may obtain additional financing, including from equity offerings and debt financings in capital markets, to fund the operation and planned expansion of our business. Our ability to obtain additional financing in the future, however, is subject to a number of uncertainties, including:

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our future business development, financial condition and results of operations;

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general market conditions for financing activities by companies in our industry; and

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macroeconomic, political and other conditions in China and elsewhere.

If we cannot obtain sufficient capital to meet our capital expenditure needs, we may not be able to execute our growth strategies and our business, results of operations and prospects may be materially and adversely affected.

Our costs and expenses, such as bandwidth costs, content costs and research and development expenses, may increase and our results of operations may be adversely affected if we cannot pass on the increased costs to our subscribers, paying users or advertisers.

The operation of our extensive resource discovery network and our online video and online game business require significant upfront capital expenditures as well as continuous, substantial investment in content, technology and infrastructure. Since inception, we have invested substantially in research and development to maintain our technology leadership, in equipment to increase our network capacity and in expanding the content library for our online video business. In 2011 and beyond, we expect increases in our costs and expenses for the purchase of additional bandwidth, servers and other equipment as well as for research and development and license fees for professionally produced content on our online video website. Most of our capital expenditures, such as expenditures on servers and other equipment and license fees for professionally produced content, are based upon our estimation of potential future demand and we are generally required to pay the entire purchase price and license fees up front. As a result, our cash flow may be negatively affected in the periods in which such payments are made. We may not be able to quickly generate sufficient revenue from such expenditures, which may negatively affect our results of operations within certain periods thereafter; and if we over-estimate future demand for our services, we may not be able to achieve expected rates of return on our capital expenditures, or at all.

In addition, content license fees and bandwidth and other costs are subject to change and are determined by market supply and demand. The market prices for professionally produced content, especially popular movies and television serial dramas, have increased significantly in China during the past few years. Due to the improving monetization perspective of online video advertising, online video operators are generating more revenues and are competing aggressively to license popular television serial dramas and movies, and the increasingly intense content bidding process has in turn led to increases in license fees of professionally produced content in general. Moreover, as the market develops, the expectations of copyright owners, distributors and industry associations may continue to rise, and as such they may demand higher licensing fees for professionally produced content. These factors, together with our plan to expand our content library, will result in increased content costs. In addition, if bandwidth and other providers cease their business with us or raise the prices of their products and services, we will incur additional costs to find alternative service providers or to accept the increased costs in order to provide our services. If we cannot pass on the increased costs and expenses to our users and advertisers, or if our costs to deliver our services do not decline commensurate with any future declines in the prices we charge our users and advertisers, we may fail to achieve profitability.

We depend on a limited number of third-party advertising agencies for a significant portion of our revenues. Failure to maintain relationships with these advertising agencies may cause significant fluctuations or declines in our revenues.

We depend on a limited number of advertising agencies for a significant portion of our revenues. Our top five advertising agencies accounted for approximately 36.4%, 30.0% and 25.0% of our revenues in 2009 and 2010 and the three months ended March 31, 2011, respectively. Our largest advertising agency accounted for 14.4%, 8.9% and 7.4% of our total revenues in 2009 and 2010 and the three months ended March 31, 2011, respectively. We generally do not maintain long-term contracts with advertising agencies. In addition, sales to these advertising agencies are typically made through non-exclusive arrangements, and competition for these customers is intense. We anticipate that our dependence on a limited number of advertising agencies will continue in the foreseeable future. Consequently, our failure to maintain relationships with these advertising agencies could materially and adversely affect our business, financial condition, results of operations and prospects.

We have limited experience in the online games market and may not be able to successfully address the challenges we face in that market or successfully implement our current plan to expand further into the online games market by acquiring exclusive rights to operate and sub-license games.

We entered the online games market in 2008. In 2008 and 2009, we mainly entered into non-exclusive agreements with existing smaller online game developers to operate their games on our websites. However, starting in 2010, we started to enter into exclusive operating agreements with online game developers so that we can gain exclusive rights to certain online games and, in addition to offering these games on our own website, also have the option of sub-licensing these games to other websites to diversify our game revenue stream. Exclusive arrangements of this type require more initial capital investment in acquiring operating rights for these games, and involve more business risks, such as risks associated with the potential failure to find appropriate sub-licensees for the games or failure to engage a sufficient number of game players to make these games profitable for us. If we are unable to generate sufficient revenues in these markets to obtain sufficient return for our investments, our future results of operations and financial condition could be materially and adversely affected.

In addition, to operate online games in China, a variety of permits and approvals are required. For example, publication of online games and other internet publishing activities are subject to the regulation of the GAPP, which requires operators of online games and other internet publishing services to obtain an internet publication license prior to providing any such services. See "Regulation—Regulation on internet publication". We are in the process of applying for such license from GAPP. However, there is no assurance that we will be granted such license. Applicable regulations also specify that all online games must be screened and approved in advance by GAPP before they are allowed to be launched online. See "Regulation—Regulation on online games." We license from online game developers and operate multiple-player online games, and we share profits with these developers; such third parties are in charge of obtaining GAPP's approval. We cannot assure you that we will obtain GAPP's approval for all of the online games and other internet publishing services we operate in a timely manner or at all. If we engage in internet publishing activities, including online games services, without proper approval, GAPP or its local counterparts may order us to suspend these activities, confiscate the main equipment used to engage in these publishing activities as well as the income generated by these activities, and impose fines on us. Furthermore, new laws and regulations may be adopted from time to time to require additional licenses and permits other than those we currently have and are applying for, and to address new issues that arise. As a result, substantial uncertainties exist regarding the interpretation and implementation of current and any future PRC laws and regulations applicable to the operation of online games. We cannot assure you that we will be able to timely obtain requisite licenses or any other new license required in the future, or at all, nor can we assure you that we will not be found in violation of any current or future PRC laws and regulations.

We operate in a competitive market and may not be able to compete effectively.

We face significant competition in different areas of our business. Our primary competitors for download services are e-Mule, FlashGet and Tencent (QQ Cyclone), a leading provider of internet services and mobile value-added services with the largest instant messenger community in China. Our Xunlei Kankan website competes with other major online video companies such as Youku.com and Tudou.com. We also face competition for advertising budgets of our advertisers from other internet companies and other forms of media.

Some of our competitors have a longer operating history and significantly greater financial resources than we do, and in turn may be able to attract and retain more users and advertisers. Our competitors may compete with us in a variety of ways, including by conducting brand promotions and other marketing activities and making acquisitions. If any of our competitors achieves greater market acceptance than we do or are able to offer more attractive content with greater viewing effect, our user traffic and the number of our advertisers may decrease, which may have a material and adverse effect on our business, financial condition and results of operations.

We incurred net losses in 2008 and may incur losses in the future.

We incurred a net loss attributable to Xunlei of US$4.6 million in 2008, and may incur losses in the future. We expect our costs and expenses to increase as we expand our operations, primarily including costs and expenses associated with bandwidth, research and development, acquiring and licensing online video content and sales and marketing activities. Although we recorded net profit in 2009 and 2010, our ability to achieve and maintain profitability and positive operating cash flow depends on, among other factors, the growth of the internet industry and the online advertising market, the continued acceptance of our resource discovery platform and online video content by our users, the continued growth and maintenance of our user base, especially our paid subscriber base, our ability to control our costs and expenses and our ability to provide new advertising services to meet the demands of our advertisers. We may not be able to achieve or sustain profitability and/or positive operating cash flow, and if we achieve positive operating cash flow, it may not be enough to satisfy our anticipated capital expenditures and other cash needs.

The success of our business depends on our ability to maintain and enhance a strong brand. If we fail to sustain or improve the strength of our brand, we may subsequently experience difficulty in maintaining market share.

We believe that maintaining and enhancing our Xunlei brand is of significant importance to the success of our business. A well-recognized brand is critical to increasing our user base and, in turn, enhancing our attractiveness to advertisers, subscribers and paying users. Since the Chinese internet market is highly competitive, maintaining and enhancing our brand depends largely on our ability to retain a significant market share in China, which may be difficult and expensive.

We have developed our reputation and established a leading position by providing our users with a superior downloading and video viewing experience. As a company with a limited operating history, we have conducted, and may continue to conduct, various marketing and brand promotion activities. We cannot assure you, however, that these activities will be successful and achieve the brand promotion effects we expect. In addition, any negative publicity in relation to our services or our marketing or promotion practices, regardless of its veracity, could harm our brand image and, in turn, result in a reduced number of users and advertisers. For example, the PRC Ministry of Culture published a notice in April 2011 naming over 20 internet companies, including us, that are alleged to employ inappropriate marketing and promotion methods in the sales of online games, but did not specify the inappropriate methods. The Ministry of Culture also urged the relevant local authorities to take actions to correct such unspecified inappropriate practices. We immediately conducted internal investigations and concluded that the inappropriate method that the Ministry of Culture referred to in the notice may have been the use of a curvy female cartoon figure on the promotional webpage for one of our online games and related promotional texts that could invite erotic imaginations about the content of the game. After the internal investigation, we updated the relevant promotional webpage for the game with a revised version that is free of possible erotic interpretations. However, even though we corrected the inappropriate practice, the negative publicity may have adversely affected our brand, public image and reputation. If we fail to maintain and enhance our brand, or if we incur excessive expenses in this effort, our business, financial condition and results of operations may be materially and adversely affected.

Our operations rely on our networks and servers, which can suffer failures and business interruptions. Unexpected network interruption caused by system failures or computer viruses, for example, or any malfunction, capacity constraint or operation interruption for any extended period may have a material adverse impact on our business.

The satisfactory performance, stability, security and availability of our website and our network infrastructure are critical to our reputation and our ability to attract and retain users and advertisers. Our network provides a database of information regarding digital media file index, advertising records, premium licensed content and various other facets of the business to assist management and help ensure effective communication among various departments and offices of our company. A key element of our business is to generate a high volume of user traffic on our resource discovery network and Xunlei Kankan website. Accordingly, any failure to maintain the satisfactory performance, stability, security and availability of our network, website or technology platform may cause significant harm to our reputation and our ability to attract and maintain internet users, which may affect our users' interest in paying for our services and our advertisers' interest in advertising their products and services on our website.

From time to time, our users in certain locations may not be able to gain access to our network or our website for a period of time lasting from several minutes to several hours, due to server interruptions, power shutdowns, internet connection problems or other reasons. Although we have not experienced an extended period of such server interruptions, power shutdowns or internet connection problems across our entire network, we cannot assure you that such instances will not occur in the future. Any server interruptions, break-downs or system failures, including failures which may be attributable to events within or outside our control that could result in a sustained shutdown of all or a material portion of our network or website, could reduce the attractiveness of our service offerings. In addition, any substantial increase in the volume of traffic on our network or website will require us to increase our investment in bandwidth, expand and further upgrade our technology platform. Our network systems are also vulnerable to damage from computer viruses, fires, floods, earthquakes, power losses, telecommunication failures, computer hacking and similar events. We do not maintain insurance policies covering losses relating to our network systems. As a result, any capacity constraints or operation interruptions for an extended period may have a materially adverse impact on our revenues and results of operations.

Undetected programming errors or flaws or failure to maintain effective customer service could harm our reputation or decrease market acceptance of our services, particularly our resource discovery network and our online video website, which would materially and adversely affect our results of operations.

Our programs may contain programming errors that may only become apparent after their release, especially in terms of upgrades to, for example, Xunlei Downloader. We receive user feedback in connection with programming errors affecting their user experience from time to time, and such errors may also come to our attention during our monitoring process. However, we cannot assure you that we will be able to detect and resolve all these programming errors effectively or in a timely manner. Undetected programming errors or defects may adversely affect user experience and cause our users to stop using our services and our advertisers to reduce their use of our services, any of which could materially and adversely affect our business and results of operations.

Advertisements we display as well as our shift of focus in our advertiser base may subject us to penalties and other administrative actions.

Under PRC advertising laws and regulations, advertisement channels such as us are obligated to monitor the advertising content they display to ensure that such content is true, accurate and in full compliance with applicable laws and regulations. PRC advertising laws and regulations set forth certain content requirements for advertisements in the PRC including, among other things, prohibitions on false or misleading content, superlative wording, socially destabilizing content or content involving obscenities, superstition, violence, discrimination or infringement of the public interest. In providing advertising services, we are required to review the supporting documents provided to us by advertising agencies or advertisers for the relevant advertisements and verify that the content of the advertisements complies with applicable PRC laws and regulations. Prior to distributing advertisements that are subject to government censorship and approval, we are obligated to verify that such censorship has been performed and approval has been obtained. Violation of these regulations may result in penalties, including fines, confiscation of advertising income, orders to cease dissemination of the advertisements and orders to publish an advertisement correcting the misleading information.

In circumstances involving serious violations, the State Administration for Industry and Commerce, or the SAIC, or its local branches may revoke violators' licenses or permits for their advertising business operations.

To fulfill these monitoring functions specified by the PRC laws and regulations set forth above, we employ several measures. Our advertising contracts require that all advertising agencies or advertisers that contract with us: (i) must examine the advertising content provided to us to ensure that such content is truthful, accurate and in full compliance with PRC laws and regulations; (ii) indemnify us for any liabilities arising from such advertising content; and (iii) provide proof of governmental approval if an advertisement is subject to special government review. In addition, a team of our employees reviews all advertising materials to ensure the content does not violate relevant laws and regulations before displaying such advertisements. However, we cannot assure you that all the content contained in such advertisements is true and accurate as required by the advertising laws and regulations, especially given the uncertainty in the application of these laws and regulations. In addition, in light of our broad base of advertisers and our plan to continue working with more brand advertisers of various products and services in the future, we are exposed to more risks of violation than ever before. If we are found to be in violation of applicable PRC advertising laws and regulations in the future, we may be subject to penalties and our reputation may be harmed, which may have a material and adverse effect on our business, financial condition and results of operations.

We have granted, and may continue to grant, share options under our share incentive plans, which may result in increased share-based compensation expenses.

Since the inception of our business, we granted share options to various employees, key personnel and other non-employees to incentivize performance and align their interests with ours. As of December 31, 2010, options to purchase a total of 28,127,770 common shares of our company were outstanding. We adopted a share incentive plan, or the 2010 Plan, on December 30, 2010. In March and April 2011, we granted options to purchase 1,434,416 common shares to our employees. See "Management—Share incentive plans" for detailed discussion. After the completion of this offering, we will issue the equivalent number of Class A common shares upon the vesting and exercise of these options. We believe the granting of share options is of significant importance to our ability to attract and retain key personnel and employees, and we will continue to grant stock options to employees in the future. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our results of operations.

The continuing and collaborative efforts of our senior management and key employees are crucial to our success, and our business may be harmed if we were to lose their services.

Our success depends on the continuous efforts and services of Mr. Sean Shenglong Zou, our co-founder, chairman and chief executive officer, and other members of our senior management team. We have a stable senior management team in which most of the members have been with us for more than three years. If however, one or more of our executives or other key personnel are unable or unwilling to continue to provide services to us, we may not be able to find suitable replacements easily or at all. Competition for management and key personnel in our industry is intense and the pool of qualified candidates is limited. We may not be able to retain the services of our executives or key personnel, or attract and retain experienced executives or key personnel in the future. If any of our executive officers or key employees joins a competitor or forms a competing company, we may lose advertisers, know-how and key professionals and staff members. Each of our executive officers and key employees has entered into an employment agreement and non-compete agreements with us. However, if any dispute arises between us and our executives or key employees, these agreements may not be enforceable in China, where these executives and key employees reside, in light of uncertainties with China's legal system.

In addition, many of our senior management personnel and other key employees have become, or will soon become, substantially vested in their initial share option grants under our share incentive plan. While we often grant additional share options to management personnel and other key employees after their hire dates, the initial grants are usually much larger than subsequent grants. Employees may be more likely to leave us after their initial option grant fully vests, especially if the shares underlying the options have significantly appreciated in value relative to the option exercise price. If any member of our senior management team or other key personnel leaves our company, our ability to successfully operate our business and execute our business strategy could be impaired.

We may not be able to effectively identify or pursue targets for acquisitions or investment, and even if we complete such transactions, we may be unable to successfully integrate the acquired businesses into, or realize anticipated benefits to our business, which may adversely affect our growth and results of operations.

We expect to selectively acquire or invest in businesses that complement our existing business in the future. We may not, however, be able to identify suitable targets for acquisitions or investments in the future. Even if we are able to identify suitable candidates, we may be unable to complete a transaction on terms commercially acceptable to us. If we fail to identify appropriate candidates or complete the desired transactions, our growth may be impeded.

Even if we complete the desired acquisitions or investment, such acquisitions and investment may expose us to new operational, regulatory, market and geographic risks and challenges, including:

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diversion of our management's attention and other resources from our existing business;

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our inability to maintain the key business relationships and the reputation of the businesses we acquire or invest in;

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our inability to retain key personnel of the acquired or invested company;

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uncertainty of entry into markets in which we have limited or no prior experience and in which competitors have stronger market positions;

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failure to comply with laws and regulations as well as industry or technical standards of the markets into which we expand;

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our dependence on unfamiliar affiliates and partners of the companies we acquire or invest in;

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unsatisfactory performance of the businesses we acquire or invest in;

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our responsibility for the liabilities associated with the businesses we acquire, including those that we may not anticipate; and

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our inability to maintain internal standards, controls, procedures and policies.

Any of these events could disrupt our ability to manage our business. These risks could also result in our failure to derive the intended benefits of the acquisitions or investments, and we may be unable to recover our investment in such initiatives or may have to recognize impairment charges as a result.

Furthermore, the financing and payment arrangements we use in any acquisition could have a negative impact on you as an investor, because if we issue shares in connection with an acquisition, your holdings could be diluted. Moreover, if we take on significant debt to finance such acquisitions, we would incur additional interest expenses, which would divert resources from our working capital and potentially have a material adverse impact on our results of operations.

Our business, financial condition and results of operations may be adversely affected by the downturn in the global or Chinese economy.

The global financial markets have experienced significant disruptions since 2008 and the effect of the crisis persisted in 2009. China's economy has also faced challenges. To the extent that there have been improvements in some areas, it is uncertain whether such recovery is sustainable. Since we derived, and expect to continue to derive, the majority of our revenues from online advertising in China and the advertising industry is particularly sensitive to economic downturns, our business and prospects may be affected by economic conditions in China. A slowdown in China's economy may lead to a reduced amount of subscribers or advertising activities, which could materially and adversely affect our financial condition and results of operations.

Our operations depend on the performance of the internet infrastructure in China.

The successful operation of our business depends on the performance of the internet infrastructure and telecommunications networks in China. In China, almost all access to the internet is maintained through state-owned telecommunications operators under the administrative control and regulatory supervision of the MIIT. Moreover, we have entered into contracts with various subsidiaries of a limited number of telecommunications service providers in each province for network-related services. On the one hand, if the internet industry in China does not grow as quickly as expected, our business and operations will be negatively affected. We have limited access to alternative networks or services in the event of disruptions, failures or other problems with China's internet infrastructure or the telecommunications networks provided by telecommunications service providers. Our network and website regularly serve a large number of users and advertisers. With the expansion of our business, we may be required to upgrade our technology and infrastructure to keep up with the increasing traffic on our website. However, we have no control over the costs of the services provided by telecommunications service providers. If the prices we pay for telecommunications and internet services rise significantly, our results of operations may be materially and adversely affected. If internet access fees or other charges to internet users increase, our user traffic may decline and our business may be harmed. On the other hand, if the internet industry grows faster than expected and we cannot react to the market demands in a timely manner in terms of our research and development effort, the user experience and the attractiveness of our services may be harmed, which will negatively impact our business and results of operations.

If we fail to maintain an effective system of internal control over financial reporting, we may be unable to accurately report our financial results or prevent fraud, and investor confidence in our company and the market price of our ADSs may be adversely affected.

We will be subject to reporting obligations under the U.S. securities laws after this offering. Our reporting obligations as a public company will place a significant strain on our management, operational and financial resources and systems for the foreseeable future. Prior to this offering, we have been a private company and have had limited accounting personnel and other resources with which to address our internal control over financial reporting. In preparing our consolidated financial statements, we and our independent registered public accounting firm identified one material weakness, one significant deficiency and other control deficiencies, each as defined in the standards established by U.S. Public Company Accounting Oversight Board, in our internal control over financial reporting as of December 31, 2010.

The material weakness identified related to the lack of accounting resources in U.S. GAAP and SEC reporting requirements, and the significant deficiency related to the lack of documented comprehensive U.S. GAAP accounting policies and financial reporting procedures. Neither we nor our independent registered public accounting firm undertook a comprehensive assessment of our internal control under the Sarbanes-Oxley Act for purposes of identifying and reporting material weaknesses and other control deficiencies in our internal control over financial reporting as we and they will be required to do once we become a public company. Following the identification of the material weakness, significant deficiency and other control deficiencies, we have taken measures and plan to continue to take measures to remedy these deficiencies. For details of our proposed remedies, see "Management's discussion and analysis—Internal control over financial reporting." However, the implementation of these measures may not fully address these deficiencies in our internal control over financial reporting, and we cannot conclude that they have been fully remedied. Our failure to correct these control deficiencies or our failure to discover and address any other control deficiencies could result in inaccuracies in our financial statements and could also impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. As a result, our business, financial condition, results of operations and prospects, as well as the trading price of our ADSs, may be materially and adversely affected. Moreover, ineffective internal control over financial reporting significantly hinders our ability to prevent fraud.

Upon completion of this offering, we will become subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act, or Section 404, will require that we include a report from management on the effectiveness of our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report for the fiscal year ending December 31, 2012. In addition, beginning at the same time, our independent registered public accounting firm must report on the effectiveness of our internal control over financial reporting unless the aggregate market value of our shares held by non-affiliates is less than US$75.0 million as of June 30, 2012 and on the same date of subsequent years. If we fail to timely achieve and maintain the adequacy of our internal controls, our management and our independent registered public accounting firm may conclude that our internal control over financial reporting is not effective. This could adversely impact the market price of our ADSs due to a loss of investor confidence in the reliability of our reporting processes. We will need to incur costs and use management and other resources in order to comply with Section 404.

We have limited business insurance coverage.

Insurance companies in China currently do not offer as extensive an array of insurance products as insurance companies do in more developed economies. We do not have any business liability or disruption insurance to cover our operations. We have determined that the costs of insuring for these risks and the difficulties associated with acquiring such insurance on commercially reasonable terms make it impractical for us to have such insurance. Any uninsured occurrence of business disruption may result in our incurring substantial costs and the diversion of resources, which could have an adverse effect on our results of operations and financial condition.

We face risks related to natural disasters such as earthquakes and health epidemics and other outbreaks, which could significantly disrupt our operations.

Our business operations could be materially and adversely affected by the occurrence of natural disasters such as earthquakes or the outbreak of health epidemics such as the avian flu in China. In the last decade, China suffered natural disasters including large-scale earthquakes and flooding as well as health epidemics related to the outbreak of avian flu and severe acute respiratory syndrome, or SARS. In May 2008, for example, a deadly earthquake took place in China's Sichuan province that displaced millions, and in April 2009, an outbreak of the H1N1 virus, also commonly referred to as "swine flu," occurred in Mexico and spread to other countries, including China. If more large-scale natural disasters and health epidemics were to affect China, they could adversely affect economic activity in China and our business and results of operations.

Risks related to our corporate structure

If the PRC government finds that the agreements that establish the structure for operating our businesses in China do not comply with PRC governmental restrictions on foreign investment in internet-related business and foreign investors' mergers and acquisition activities in China, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.

Current PRC laws and regulations place certain restrictions on foreign ownership of companies that engage in internet businesses, including the provision of online video and online advertising services. Specifically, foreign ownership in an internet content provider or other value-added telecommunication service providers may not exceed 50%. We conduct our operations in China principally through contractual arrangements among Giganology Shenzhen, our wholly-owned PRC subsidiary, and Shenzhen Xunlei and its shareholders. Shenzhen Xunlei holds the licenses and permits necessary to conduct our resource discovery network, online video, online advertising, online games and related businesses in China and hold various operating subsidiaries that conduct a majority of our operations in China. Our contractual arrangements with Shenzhen Xunlei and its shareholders enable us to exercise effective control over Shenzhen Xunlei and Shenzhen Xunlei's operating subsidiaries and hence treat them as our consolidated entities and consolidate their results. For a detailed discussion of these contractual arrangements, see "Corporate history and structure."

We cannot assure you, however, that we will be able to enforce these contracts. Although we believe we are in compliance with current PRC regulations, we cannot assure you that the PRC government would agree that these contractual arrangements comply with PRC licensing, registration or other regulatory requirements, with existing policies or with requirements or policies that may be adopted in the future. PRC laws and regulations governing the validity of these contractual arrangements are uncertain and the relevant government authorities have broad discretion in interpreting these laws and regulations. If the PRC government determines that we do not comply with applicable laws and regulations, it could revoke our business and operating licenses, require us to discontinue or restrict our operations, restrict our right to collect revenues, block our website, require us to restructure our operations, impose additional conditions or requirements with which we may not be able to comply, or take other regulatory or enforcement actions against us that could be harmful to our business. The imposition of any of these penalties would result in a material and adverse effect on our ability to conduct our business.

We rely on contractual arrangements with our consolidated affiliated entity in China and its shareholders for our operations, which may not be as effective as direct ownership in providing operational control.

Since PRC laws restrict foreign equity ownership in companies engaged in internet business in China, we rely on contractual arrangements with Shenzhen Xunlei and its shareholders to operate our business in China. If we had direct ownership of Shenzhen Xunlei, we would be able to exercise our rights as a shareholder to effect changes in the board of directors of Shenzhen Xunlei, which in turn could effect changes at the management level, subject to any applicable fiduciary obligations. However, under the current contractual arrangements, we rely on Shenzhen Xunlei and its shareholders' performance of their contractual obligations to exercise effective control. In addition, our operating contract with Shenzhen Xunlei has a term of ten years, which is subject to Giganology Shenzhen's unilateral termination right. In general, none of Shenzhen Xunlei or its shareholders may terminate the contracts prior to the expiration date. However, the shareholders of Shenzhen Xunlei may not act in the best interests of our company or may not perform their obligations under these contracts, including the obligation to renew these contracts when their initial contract term expires. Such risks exist throughout the period in which we intend to operate our business through the contractual arrangements with Shenzhen Xunlei. We may replace the shareholders of Shenzhen Xunlei at any time pursuant to our contractual arrangements with Shenzhen Xunlei and its shareholders. However, if any dispute relating to these contracts remains unresolved, we will have to enforce our rights under these contracts through the operations of PRC law and courts and therefore will be subject to uncertainties in the PRC legal system. See "Any failure by Shenzhen Xunlei or its shareholders to perform their obligations under our contractual arrangements with them may have a material adverse effect on our business." Therefore, these contractual arrangements may not be as effective as direct ownership in providing us with control over Shenzhen Xunlei.

Any failure by Shenzhen Xunlei or its shareholders to perform their obligations under our contractual arrangements with them may have a material adverse effect on our business.

Shenzhen Xunlei or its shareholders may fail to take certain actions required for our business or follow our instructions despite their contractual obligations to do so. If they fail to perform their obligations under their respective agreements with us, we may have to rely on legal remedies under PRC law, including seeking specific performance or injunctive relief, which may not be effective.

All of these contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration in the PRC. Accordingly, these contracts would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. The legal environment in the PRC is not as developed as in certain other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements, which may make it difficult to exert effective control over our consolidated affiliated entities, and our ability to conduct our business may be adversely affected.

Contractual arrangements with our consolidated affiliated entities may result in adverse tax consequences to us.

Under applicable PRC tax laws and regulations, arrangements and transactions among related parties may be subject to audit or scrutiny by the PRC tax authorities within ten years after the taxable year when the arrangements or transactions are conducted. See "Regulations—Regulation on tax—PRC Enterprise Income Tax." We could face material and adverse tax consequences if the PRC tax authorities were to determine that the contractual arrangements among Giganology Shenzhen, our wholly-owned subsidiary in China and Shenzhen Xunlei, our consolidated affiliated entity in China and its shareholders were not entered into on an arm's-length basis and therefore constituted unfavorable transfer pricing arrangements. Unfavorable transfer pricing arrangements could, among other things, result in an upward adjustment on taxation, and the PRC tax authorities may impose interest on late payments on Shenzhen Xunlei for the adjusted but unpaid taxes. Our results of operations may be materially and adversely affected if Shenzhen Xunlei's tax liabilities increase significantly or if it is required to pay interest on late payments.

The shareholders of Shenzhen Xunlei may have potential conflicts of interest with us, which may materially and adversely affect our business.

Sean Shenglong Zou, Hao Cheng, Fang Wang, Jianming Shi and Guangzhou Shulian Information Investment Co., Ltd. are shareholders of Shenzhen Xunlei. We provide no incentives to the shareholders of Shenzhen Xunlei for the purpose of encouraging them to act in our best interests in their capacity as the shareholders of Shenzhen Xunlei. We may replace the shareholders of Shenzhen Xunlei at any time pursuant to the currently effective equity option agreements between us and these shareholders.

As a director and executive officer of our company, Mr. Zou and Mr. Cheng each has a duty of loyalty and care to us under Cayman Islands law. We are not aware that other publicly listed companies in China with a similar corporate and ownership structure as ours have brought conflicts of interests claims against the shareholders of their respective consolidated affiliated entities. However, we cannot assure you that when conflicts arise, the shareholders of Shenzhen Xunlei will act in the best interests of our company or that conflicts will be resolved in our favor. If we cannot resolve any conflicts of interest or disputes between us and the shareholders of Shenzhen Xunlei, we would have to rely on legal proceedings, which may be expensive, time-consuming and disruptive to our operations. There is also substantial uncertainty as to the outcome of any such legal proceedings.

We may rely principally on dividends and other distributions on equity paid by our PRC subsidiary, Giganology Shenzhen, to fund any cash and financing requirements we may have. Any limitation on the ability of Giganology Shenzhen to pay dividends to us could have a material adverse effect on our ability to conduct our business.

We are a holding company, and in the future, we may rely principally on dividends and other distributions on equity paid by our wholly-owned PRC subsidiary, Giganology Shenzhen, for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and service any debt we may incur. If Giganology Shenzhen incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us. In addition, the PRC tax authorities may require us to adjust our taxable income under the contractual arrangements Giganology Shenzhen currently has in place with Shenzhen Xunlei, our consolidated affiliated entity, in a manner that would materially and adversely affect its ability to pay dividends and other distributions to us.

Under PRC laws and regulations, Giganology Shenzhen, as a wholly foreign-owned enterprise in the PRC, may pay dividends only out of its accumulated profits as determined in accordance with PRC accounting standards and regulations. In addition, wholly foreign-owned enterprises such as Giganology Shenzhen are required to set aside at least 10% of their accumulated after-tax profits each year, if any, to fund certain statutory reserve funds, until the aggregate amount of such a fund reaches 50% of their respective registered capital. At their discretion, wholly foreign-owned enterprises may allocate a portion of their after-tax profits based on PRC accounting standards to staff welfare and bonus funds. These reserve funds and staff welfare and bonus funds are not distributable as cash dividends. Any limitation on the ability of Giganology Shenzhen to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business. See also "—Risks related to doing business in China—Our global income may be subject to PRC taxes under the PRC Enterprise Income Tax Law, which would have a material adverse effect on our results of operations."

PRC regulation of loans to, and direct investment in, PRC entities by offshore holding companies and governmental control of currency conversion may restrict or prevent us from using the proceeds of this offering to make loans to our PRC subsidiary and consolidated affiliated entities or to make additional capital contributions to our PRC subsidiary, which may materially and adversely affect our liquidity and our ability to fund and expand our business.

In utilizing the proceeds we receive from this offering in the manner described in "Use of proceeds," as an offshore holding company with PRC subsidiary, we may (i) make additional capital contributions to our PRC subsidiary, (ii) establish new PRC subsidiaries and make capital contributions to these new PRC subsidiaries, (iii) make loans to our PRC subsidiary or consolidated affiliated entities, or (iv) acquire offshore entities with business operations in China in an offshore transaction. However, most of these uses are subject to PRC regulations and approvals. For example:

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capital contributions to our PRC subsidiary, whether existing ones or newly established ones, must be approved by the PRC Ministry of Commerce or its local counterparts;

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loans by us to our PRC subsidiary, which is a foreign-invested enterprise, to finance its activities cannot exceed statutory limits and must be registered with the PRC State Administration of Foreign Exchange, or SAFE, or its local branches; and

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loans by us to our consolidated affiliated entities, which are domestic PRC entities, must be approved by the National Development and Reform Commission and must also be registered with SAFE or its local branches.

On August 29, 2008, SAFE promulgated the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign Invested Enterprises, or SAFE Circular 142, regulating the conversion by a foreign-invested enterprise of foreign currency registered capital into Renminbi by restricting how the converted Renminbi may be used. SAFE Circular 142 provides that the Renminbi capital converted from foreign currency registered capital of a foreign-invested enterprise may only be used for purposes within the business scope approved by the applicable governmental authority and unless otherwise provided by law, such Reminbi capital may not be used for equity investments within the PRC. In addition, SAFE strengthened its oversight of the flow and use of the Renminbi capital converted from foreign currency registered capital of a foreign-invested company. The use of such Renminbi capital may not be altered without SAFE approval, and such Renminbi capital may not in any case be used to repay Renminbi loans if the proceeds of such loans have not been used. Violations of SAFE Circular 142 could result in severe monetary or other penalties. We expect that if we convert the net proceeds we receive from this offering into Renminbi pursuant to SAFE Circular 142, our use of Renminbi funds will be for purposes within the approved business scope of our PRC subsidiary, Giganology Shenzhen. Such business scope includes "technical services," which we believe permits Giganology Shenzhen to purchase or lease servers and other equipment for its own technical data and research and to provide operational support to our consolidated affiliated entities. However, we may not be able to use such Renminbi funds to make equity investments in the PRC through Giganology Shenzhen.

Risks related to doing business in China

Changes in China's economic, political or social conditions or government policies could have a material adverse effect on our business and operations.

Substantially all of our assets and operations are located in China. Accordingly, our business, financial condition, results of operations and prospects may be influenced to a significant degree by political, economic and social conditions in China generally and by continued economic growth in China as a whole.

The Chinese economy differs from the economies of most developed countries in many respects, including the level of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. Although the Chinese government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets, and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the government. In addition, the Chinese government continues to play a significant role in regulating industry development by imposing industrial policies. The Chinese government also exercises significant control over China's economic growth through allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy, and providing preferential treatment to particular industries or companies.

While the Chinese economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy, but may have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations. In addition, in the past the Chinese government has implemented certain measures, including interest rate increases, to control the pace of economic growth. These measures may cause decreased economic activity in China, which may adversely affect our business and operating results.

Uncertainties with respect to the PRC legal system could adversely affect us.

We conduct our business primarily through our PRC subsidiary, Giganology Shenzhen, and consolidated affiliated entities in China. Our operations in China are governed by PRC laws and regulations. Giganology Shenzhen is a foreign-invested enterprise and is subject to laws and regulations applicable to foreign investment in China and, in particular, laws applicable to foreign-invested enterprises. The PRC legal system is a civil law system based on written statutes. Unlike the common law system, prior court decisions under the civil law system may be cited for reference but have limited precedential value.

In 1979, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general. The overall effect of legislation over the past three decades has significantly enhanced the protections afforded to various forms of foreign investments in China. However, China has not developed a fully integrated legal system, and recently enacted laws and regulations may not sufficiently cover all aspects of economic activities in China. In particular, the interpretation and enforcement of these laws and regulations involve uncertainties. Since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy. These uncertainties may affect our judgment on the relevance of legal requirements and our ability to enforce our contractual or tort rights. In addition, the regulatory uncertainties may be exploited through unmerited or frivolous legal actions or threats in attempts to extract payments or benefits from us.

Furthermore, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all and may have retroactive effect. As a result, we may not be aware of our violation of any of these policies and rules until some time after the violation. In addition, any administrative and court proceedings in China may be protracted, resulting in substantial costs and diversion of resources and management attention.

We believe that our patents, trademarks, trade secrets, copyrights, and other intellectual property are important to our business. We rely on a combination of patent, trademark, copyright and trade secret protection laws in China and other jurisdictions, as well as confidentiality procedures and contractual provisions to protect our intellectual property and our brand. Protection of intellectual property rights in China may not be as effective as in the United States or other jurisdictions, and as a result, we may not be able to adequately protect our intellectual property rights, which could adversely affect our revenues and competitive position.

We may be adversely affected by the complexity, uncertainties and changes in PRC regulation of internet-related business and companies.

The PRC government extensively regulates the internet industry, including foreign ownership of, and the licensing and permit requirements pertaining to, companies in the internet industry. These internet-related laws and regulations are relatively new and evolving, and their interpretation and enforcement involve significant uncertainty. As a result, in certain circumstances it may be difficult to determine what actions or omissions may be deemed to be in violations of applicable laws and regulations. Issues, risks and uncertainties relating to PRC regulation of the internet business include, but are not limited to, the following:

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We only have contractual control over our resource discovery network and our Xunlei Kankan website. We do not own the resource discovery network or the Xunlei Kankan website due to the restriction of foreign investment in businesses providing value-added telecommunication services in China, including internet content provision services. This may significantly disrupt our business, subject us to sanctions, compromise enforceability of related contractual arrangements, or have other harmful effects on us.

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There are uncertainties relating to the regulation of the internet business in China, including evolving licensing practices. This means that permits, licenses or operations at some of our companies may be subject to challenge, or we may fail to obtain permits or licenses that may be deemed necessary for our operations or we may not be able to obtain or renew certain permits or licenses. If we fail to maintain any of these required licenses or approvals, we may be subject to various penalties, including fines and discontinuation of or restriction on our operations. Any such disruption in our business operations may have a material and adverse effect on our results of operations.

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New laws and regulations may be promulgated that will regulate internet activities, including online video and online advertising businesses. If these new laws and regulations are promulgated, additional licenses may be required for our operations. If our operations do not comply with these new regulations after they become effective, or if we fail to obtain any licenses required under these new laws and regulations, we could be subject to penalties.

The interpretation and application of existing PRC laws, regulations and policies and possible new laws, regulations or policies relating to the internet industry have created substantial uncertainties regarding the legality of existing and future foreign investments in, and the businesses and activities of, internet businesses in China, including our business. For example, in September 2009, GAPP and the National Office of Combating Pornography and Illegal Publications jointly published a notice, or Circular 13, which expressly prohibits foreign investors from participating in internet game operating business via wholly owned, equity joint venture or cooperative joint venture investments in China, and from controlling and participating in such businesses directly or indirectly through contractual or technical support arrangements. Other government agencies with substantial regulatory authority over online game operations and foreign investment entities in China, such as the MIIT and the MOC, did not join GAPP in issuing Circular 13. While Circular 13 is applicable to us and our online game business on an overall basis, to date, GAPP has not issued any interpretation of Circular 13 and, to our knowledge, has not taken any enforcement action under Circular 13 against any company that relies on contractual arrangements with affiliated entities to operate online games in China. We cannot assure you that we have obtained all the permits or licenses required for conducting our business in China or will be able to maintain our existing licenses or obtain any new licenses required under any new laws or regulations. There are also risks that we may be found to violate the existing or future laws and regulations given the uncertainty and complexity of China's regulation of internet business.

Regulation and censorship of information disseminated over the internet in China may adversely affect our business, and we may be liable for videos and other content that are displayed on our Xunlei Kankan website.

China has enacted regulations governing telecommunication service providers, internet and wireless access and the distribution of news and other information. Under these regulations, internet content providers, or ICPs, like us, are prohibited from posting or displaying over the internet or wireless networks content that, among other things, violates PRC laws and regulations. If an ICP finds that prohibited content is transmitted on its website or stored in its electronic bulletin service system, it must terminate the transmission of such information or delete such information immediately and keep records and report to relevant authorities. Failure to comply with these requirements could result in the revocation of the ICP license and other required licenses and the closure of the offending websites. Cloud network operators or website operators may also be held liable for prohibited content displayed on, retrieved from or linked to such network or website. Since December 2009, the Chinese government has been increasing its efforts on cracking down inappropriate content disseminated over the internet and wireless networks.

As these regulations are relatively new and subject to interpretation by the relevant authorities, it may not be possible for us to determine in all cases the type of content that could result in liability for us. In addition, we may not be able to control or restrict all of the content generated or placed on our network by our users, despite our attempt to monitor such content. To the extent that regulatory authorities find any portion of our content on our network or website objectionable or requiring any license or permit that we have not obtained, they may require us to limit or eliminate the dissemination of such information or otherwise curtail the nature of such content, and keep records and report to relevant authorities, which may reduce our user traffic. In addition, we may be subject to significant penalties for violations of those regulations arising from prohibited content displayed on, retrieved from or uploaded to our network or website, including a suspension or shutdown of our operations. Our reputation among users and advertisers may also be adversely affected. This would have a material adverse effect on our financial condition and results of operations.

Intensified government regulation of internet cafes could restrict our ability to maintain or increase user traffic to our Xunlei Kankan website or the number of users for our online games.

The PRC government has tightened its regulation of internet cafes in recent years. In particular, a large number of unlicensed internet cafes have been closed. In addition, the PRC government has imposed higher capital and facility requirements for the establishment of internet cafes. Furthermore, the PRC government's policy, which encourages the development of a limited number of national and regional internet cafe chains and discourages the establishment of independent internet cafes, may slow down the growth of internet cafes in China. In June 2002, the Ministry of Culture, together with other government authorities, issued a joint notice, and in February 2004, the State Administration for Industry and Commerce issued another notice, suspending the issuance of new Internet cafe licenses. In May 2007, the State Administration for Industry and Commerce reiterated its position not to register any new Internet cafes in 2007. In 2008 and 2009, the Ministry of Culture, the State Administration for Industry and Commerce and other relevant government authorities, individually or jointly, issued several notices that provide various ways to strengthen the regulation of internet cafes, including investigating and punishing internet cafes that accept minors, cracking down on internet cafes without sufficient and valid licenses, limiting the total number of internet cafes and approving internet cafes within the planning made by relevant authorities, screening unlawful and adverse games and websites, and improving the coordination of regulation over internet cafes and online games. So long as internet cafes are one of the main venues for our users to access our website or online games, any reduction in the number, or any slowdown in the growth, of internet cafes in China could limit our ability to maintain or increase user traffic to our Xunlei Kankan website or the number of users for our online games.

Fluctuations in exchange rates may have a material adverse effect on your investment.

Fluctuation in the value of the Renminbi may have a material adverse effect on the value of your investment. The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar. Under this policy, the Renminbi was permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. For almost two years after reaching a high against the U.S. dollar in July 2008, the Renminbi traded within a narrow band against the U.S. dollar, remaining within 1% of its July 2008 high. As a consequence, the Renminbi fluctuated sharply since July 2008 against other freely traded currencies, in tandem with the U.S. dollar. In June 2010, the PRC government announced that it would increase Renminbi exchange rate flexibility and since that time the Renminbi has gradually appreciated against the U.S. dollar. However, it remains unclear how this flexibility might be implemented. There remains significant international pressure on the PRC government to adopt a more flexible currency policy, which could result in greater fluctuation of the Renminbi against the U.S. dollar.

Our financial statements are expressed in U.S. dollars, and most of our assets, costs and expenses are denominated in Renminbi. Substantially all of our revenues were denominated in Renminbi. We principally rely on dividends and other distributions paid by our subsidiary in China which are denominated in Renminbi. Our results of operations and the value of your investment in our ADSs will be affected by the foreign exchange rate between U.S. dollars and Renminbi. To the extent we hold assets denominated in Renminbi, any depreciation of the Renminbi against the U.S. dollar could result in a reduction in the value of our Renminbi denominated assets. Similarly, should we repatriate any portion of the net proceeds to us from this offering or cash from other offshore financing activities into China, such amount would also be affected by shifts in the exchange rate between the Renminbi and the U.S. dollar. On the other hand, a decline in the value of Renminbi against the U.S. dollar could reduce the U.S. dollar equivalent amounts of our financial results, the value of your investment in our company and the dividends we may pay in the future, if any, all of which may have a material adverse effect on the prices of our ADSs.

Limited hedging transactions are available in China to reduce our exposure to exchange rate fluctuations. We did not enter into any forward contracts to hedge our exposure to Renminbi-U.S. dollar exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited, and we may not be able to successfully hedge our exposure at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into foreign currency.

Governmental control of currency conversion may limit our ability to utilize our revenues effectively and affect the value of your investment.

The PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. We receive substantially all of our revenues in Renminbi. Under our current corporate structure, our Cayman Islands holding company primarily relies on dividend payments from our wholly-owned PRC subsidiary, Giganology Shenzhen, to fund any cash and financing requirements we may have. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior SAFE approval by complying with certain procedural requirements. However, approval from or registration with appropriate government authorities is required where the Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. Specifically, under the existing exchange restrictions, without prior approval of SAFE, cash generated from the operations of our subsidiary in China may be used to pay dividends by our PRC subsidiary to our company through Giganology Shenzhen and pay employees of our PRC subsidiary who are located outside China in a currency other than the Renminbi. With prior approval from SAFE, cash generated from the operations of our PRC subsidiary and affiliated entities may be used to pay off debt in a currency other than the Renminbi owed by our subsidiaries and affiliated entities to entities outside China, and make other capital expenditures outside China in a currency other than the Renminbi. If our consolidated affiliated entities liquidate, the proceeds from the liquidation of their assets may be used outside of the PRC or be given to investors who are not PRC nationals. The PRC government may at its discretion restrict access to foreign currencies for current account transactions in the future. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of our ADSs.

The approval of the China Securities Regulatory Commission may be required in connection with this offering under a regulation adopted in August 2006, and, if required, we cannot assure you that we will be able to obtain such approval.

On August 8, 2006, six PRC regulatory agencies, including the China Securities Regulatory Commission, or CSRC, promulgated the Regulations on Mergers and Acquisitions of Domestic Companies by Foreign Investors, which became effective on September 8, 2006 and was amended on June 22, 2009. This regulation, among other things, requires offshore special purpose vehicles, or SPVs, formed for the purpose of an overseas listing and controlled by PRC companies or individuals, to obtain CSRC approval prior to listing their securities on an overseas stock exchange. The application of this regulation remains unclear. Our PRC legal counsel has advised us that, based on their understanding of the current PRC laws, rules and regulations:

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CSRC currently has not issued any definitive rule or interpretation concerning whether offerings like ours under this prospectus are subject to this regulation; and

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given that Giganology Shenzhen was established before September 8, 2006, the effective date of this regulation, that we have not acquired any equity interest or assets of a PRC domestic company owned by PRC companies or individuals as defined under the M&A Rules that are our beneficial owners after the effective date of the M&A Rules and that no provision in this regulation clearly classifies contractual arrangements as a type of transaction subject to this regulation, we are not required to submit an application to CSRC for its approval of the listing and trading of our ADSs on the NASDAQ Global Select Market.

Because there has been no official interpretation or clarification of this regulation since its adoption, there is uncertainty as to how this regulation will be interpreted or implemented. If it is determined that the CSRC approval is required for this offering, we may face sanctions by CSRC or other PRC regulatory agencies for failure to seek the CSRC approval for this offering. These sanctions may include fines and penalties on our operations in the PRC (although to our knowledge, no definitive rules or interpretations have been issued to determine or quantify such fines or penalties), delays or restrictions on the repatriation of the proceeds from this offering into the PRC, restrictions on or prohibition of the payments or remittance of dividends by our PRC subsidiary, or other actions that may have a material adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ADSs. CSRC or other PRC regulatory agencies may also take actions requiring us, or making it advisable to us, to halt this offering before the settlement and delivery of the ADSs that we are offering. Consequently, if you engage in market trading or other activities in anticipation of and prior to the settlement and delivery of the ADSs we are offering, you would be doing so at the risk that the settlement and delivery may not occur.

Recently enacted regulations in China may make it more difficult for us to pursue growth through acquisitions.

Among other things, the regulation discussed in the preceding risk factor established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex. Such regulation requires, among other things, that the Ministry of Commerce be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise or a foreign company with substantial PRC operations, if certain thresholds under the Provisions on Thresholds for Prior Notification of Concentrations of Undertakings, issued by the State Council on August 3, 2008, were triggered.

We may grow our business in part by directly acquiring complementary businesses in China. Complying with the requirements of these regulations to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval from the Ministry of Commerce, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

PRC regulations relating to the establishment of offshore SPVs by PRC residents may subject our PRC resident beneficial owners or our PRC subsidiary to liability or penalties, limit our ability to inject capital into our PRC subsidiary, limit our PRC subsidiary's ability to increase their registered capital or distribute profits to us, or may otherwise adversely affect us.

SAFE has promulgated several regulations that require PRC residents and PRC corporate entities to register with local branches of SAFE in connection with their direct or indirect offshore investment activities. These regulations apply to our shareholders who are PRC residents and may apply to any offshore acquisitions that we make in the future. Under these foreign exchange regulations, PRC residents who make, or have previously made prior to the implementation of these foreign exchange regulations, direct or indirect investments in offshore special purpose vehicles, or SPVs, will be required to register those investments. In addition, any PRC resident who is a direct or indirect shareholder of an SPV, is required to update the previously filed registration with the local branch of SAFE, with respect to that SPV, to reflect any material change. Moreover, the PRC subsidiary of that SPV is required to urge the PRC resident shareholders to update their registration with the local branch of SAFE. If any PRC shareholder fails to make the required registration or update the previously filed registration, the PRC subsidiary of that SPV may be prohibited from distributing their profits and the proceeds from any reduction in capital, share transfer or liquidation to their SPV parent, and the SPV may also be prohibited from injecting additional capital into its PRC subsidiary. Moreover, failure to comply with the various foreign exchange registration requirements described above could result in liabilities for such PRC subsidiary under PRC laws for evasion of applicable foreign exchange restrictions. Furthermore, the persons-in-charge and other persons at such PRC subsidiary who are held directly liable for the violations may be subject to criminal sanctions.

These foreign exchange regulations provide that PRC residents include both PRC citizens and individuals who are non-PRC citizens but primarily reside in the PRC due to their economic ties to China. We have requested PRC residents holding direct or indirect interest in our company to our knowledge to make the necessary applications, filings and amendments as required under SAFE regulations. Mr. Sean Shenglong Zou, Mr. Hao Cheng and Ms. Fang Wang have registered with the local SAFE branch in relation to our 2005 private financing as required under the SAFE regulations and have completed the amendment registration in relation to our 2006 private financing and their ownership changes. In addition, Mr. Sean Shenglong Zou, Mr. Hao Cheng and Ms. Fang Wang are in the process of applying for the relevant amendment registrations with the local SAFE branch in relation to our series C preferred share financing and other recent share transfers and issuance in our company in April 2011 and their respective offshore ownership changes under the SAFE regulations upon the completion of such financing. However, we may not be informed of the identities of all the PRC residents holding direct or indirect interest in our company, and we cannot provide any assurances that these PRC residents will comply with our request to make or obtain any applicable registrations or comply with other requirements required by SAFE regulations. The failure or inability of our PRC resident shareholders to make any required registrations or comply with other requirements under SAFE regulations may subject such PRC residents or our PRC subsidiary to fines and legal sanctions and may also limit our ability to raise additional financing and contribute additional capital into or provide loans to (including using the proceeds from this offering) our PRC subsidiary, limit our PRC subsidiary's ability to pay dividends or otherwise distribute profits to us, or otherwise adversely affect us.

Furthermore, because of the uncertainty over how the SAFE regulations will be interpreted and implemented, and how SAFE will apply them to us, we cannot predict how these regulations will affect our business operations or future strategies. For example, we may be subject to a more stringent review and approval process with respect to our foreign exchange activities, such as remittance of dividends and foreign-currency-denominated borrowings, which may adversely affect our financial condition and results of operations. In addition, if we decide to acquire a PRC domestic company, we cannot assure you that we or the owners of such company, as the case may be, will be able to obtain the necessary approvals or complete the necessary filings and registrations required by the foreign exchange regulations. This may restrict our ability to implement our acquisition strategy and could adversely affect our business and prospects.

Failure to comply with PRC regulations regarding the registration requirements for employee stock ownership plans or share option plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.

In December 2006, the People's Bank of China promulgated the Administrative Measures of Foreign Exchange Matters for Individuals, which set forth the respective requirements for foreign exchange transactions by individuals (both PRC or non-PRC citizens) under either the current account or the capital account. In January 2007, SAFE issued implementing rules for the Administrative Measures of Foreign Exchange Matters for Individual, which, among other things, specified approval requirements for certain capital account transactions such as a PRC citizen's participation in the employee stock ownership plans or stock option plans of an overseas publicly-listed company. In March 2007, SAFE promulgated the Application Procedures of Foreign Exchange Administration for Domestic Individuals Participating in Employee Stock Ownership Plan or Stock Option Plan of Overseas-Listed Company, or the Stock Option Rules. Under these rules, PRC citizens who participate in an employee stock ownership plan or a stock option plan in an overseas publicly-listed company are required to register with SAFE and complete certain other procedures. For participants of an employee stock ownership plan, an overseas custodian bank should be retained by the PRC agent, which could be the PRC subsidiary of such overseas publicly-listed company, to hold on trusteeship all overseas assets held by such participants under the employee share ownership plan. In the case of a stock option plan, the PRC agent is required to retain a financial institution with stock brokerage qualification at the place where the overseas publicly-listed company is listed or a qualified institution designated by the overseas publicly-listed company to handle matters in connection with the exercise or sale of stock options for the stock option plan participants. For participants who had already participated in an employee stock ownership plan or stock option plan before the date of the Stock Option Rules, the Stock Option Rules require their PRC employers or PRC agents to complete the relevant formalities within three months of the date of this rule. We and our PRC citizen employees who participate in an employee stock ownership plan or a stock option plan will be subject to these regulations when our company becomes a publicly-listed company in the United States. If we or our PRC optionees fail to comply with these regulations, we or our PRC optionees may be subject to fines and other legal or administrative sanctions. See "Regulation—Regulations on employee stock options plan."

We face uncertainty with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies.

Pursuant to the Notice on Strengthening Administration of Enterprise Income Tax for Share Transfers by Non-PRC Resident Enterprises, or SAT Circular 698, issued by the State Administration of Taxation, or the SAT, on December 10, 2009 with retroactive effect from January 1, 2008, where a non-resident enterprise transfers the equity interests of a PRC resident enterprise indirectly by disposition of the equity interests of an overseas holding company, or an Indirect Transfer, and such overseas holding company is located in a tax jurisdiction that: (i) has an effective tax rate less than 12.5% or (ii) does not tax foreign income of its residents, the non-resident enterprise, being the transferor, shall report to the competent tax authority of the PRC resident enterprise this Indirect Transfer. Using a "substance over form" principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such Indirect Transfer may be subject to PRC tax at a rate of up to 10%. SAT Circular 698 also provides that, where a non-PRC resident enterprise transfers its equity interests in a PRC resident enterprise to its related parties at a price lower than the fair market value, the relevant tax authority has the power to make a reasonable adjustment to the taxable income of the transaction.

There is uncertainty as to the application of SAT Circular 698. For example, while the term "Indirect Transfer" is not clearly defined, it is understood that the relevant PRC tax authorities have jurisdiction regarding requests for information over a wide range of foreign entities having no direct contact with China. Moreover, the relevant authority has not yet promulgated any formal provisions or formally declared or stated how to calculate the effective tax rates in foreign tax jurisdictions, and the process and format of the reporting of an Indirect Transfer to the competent tax authority of the relevant PRC resident enterprise remain unclear. In addition, there are not any formal declarations with regard to how to determine whether a foreign investor has adopted an abusive arrangement in order to reduce, avoid or defer PRC tax. SAT Circular 698 may be determined by the tax authorities to be applicable to our private equity financing transactions where non-resident investors were involved, if any of such transactions were determined by the tax authorities to lack reasonable commercial purpose. As a result, we and our non-resident investors may become at risk of being taxed under SAT Circular 698 and may be required to expend valuable resources to comply with SAT Circular 698 or to establish that we should not be taxed under SAT Circular 698, which may have a material adverse effect on our financial condition and results of operations or such non-resident investors' investments in us.

Discontinuation or reduction of any of the preferential tax treatments or other government incentives available to us in the PRC, or imposition of any additional PRC taxes could adversely affect our financial condition and results of operations.

China passed a new PRC Enterprise Income Tax Law, or the New EIT Law, and its implementation rules, both of which became effective on January 1, 2008. The New EIT Law significantly curtails tax incentives granted to foreign-invested enterprises under the PRC Enterprise Income Tax Law concerning Foreign-Invested Enterprises and Foreign Enterprises, or the Old EIT Law, which was effective prior to January 1, 2008. The New EIT Law, however, (i) reduces the statutory rate of the enterprise income tax from 33% to 25%, (ii) permits companies established before March 16, 2007 to continue to enjoy their existing tax incentives, adjusted by certain transitional phase-out rules set forth in the Circular to Implementation of the Transitional Preferential Policies for the Enterprise Income Tax promulgated by the State Council on December 26, 2007, and (iii) introduces new tax incentives, subject to various qualification criteria. Pursuant to the circular, the transitional income tax rates for us and our wholly-owned subsidiary established in the Shenzhen Special Economic Zone before March 16, 2007 are 18%, 20%, 22%, 24% and 25% for 2008, 2009, 2010, 2011 and 2012, respectively. In addition, local governments have adopted incentives to encourage the development of technology companies. As approved by the relevant local tax authority, our wholly-owned subsidiary, Giganology Shenzhen, and our consolidated affiliated entity, Shenzhen Xunlei, were further exempt from enterprise income tax from the first year of profitable operation and are subject to phase-out tax reduction thereafter. Both Giganology Shenzhen and Shenzhen Xunlei currently benefit from the tax incentives. See "Management's discussion and analysis of financial condition and results of operation—Taxation". We also benefited from government incentives in the form of cash subsidies in 2009 and 2010.

Preferential tax treatment and other government incentives granted to Giganology Shenzhen and Shenzhen Xunlei by the local governmental authorities is subject to review and may be adjusted or revoked at any time. The discontinuation or reduction of any preferential tax treatments currently available to us and our wholly-owned PRC subsidiary will cause our effective tax rate to increase, which could have a material adverse effect on our financial condition and results of operations. We cannot assure you that we will be able to maintain our current effective tax rate in the future.

Our global income may be subject to PRC taxes under the PRC Enterprise Income Tax Law, which would have a material adverse effect on our results of operations.

Under the New EIT Law and its implementation rules, which became effective in January 2008, an enterprise established outside of the PRC with a "de facto management body" within the PRC is considered a resident enterprise and will be subject to the enterprise income tax at the rate of 25% on its global income. The implementation rules define the term "de facto management bodies" as "establishments that carry out substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc. of an enterprise." On April 22, 2009, the SAT issued a circular, or SAT Circular 82, which provides certain specific criteria for determining whether the "de facto management body" of a PRC-controlled enterprise that is incorporated offshore is located in China. See "Regulation—Regulations on Tax—PRC Enterprise Income Tax." Although SAT Circular 82 only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the determining criteria set forth in the SAT Circular 82 may reflect the SAT's general position on how the "de facto management body" text should be applied in determining the tax resident status of all offshore enterprises.

According to SAT Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its "de facto management body" in China and will be subject to PRC enterprise income tax on its worldwide income only if all of the following conditions set forth in the SAT Circular 82 are met: (i) the primary location of the day-to-day operational management is in the PRC; (ii) decisions relating to the enterprise's financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise's primary assets, accounting books and records, company seals, and board and shareholder resolutions are located or maintained in the PRC; and (iv) at least 50% of voting board members or senior executives habitually reside in the PRC.

Xunlei Limited is not controlled by a PRC enterprise or PRC enterprise group and we do not believe that Xunlei Limited meets all of the conditions above. Xunlei Limited is a company incorporated outside the PRC. As a holding company, Xunlei Limited's key assets are located, and records (including the resolutions of its board of directors and the resolutions of its shareholders) are maintained, outside the PRC. In addition, we are not aware of any offshore holding companies with a similar corporate structure as ours ever having been deemed a PRC "resident enterprise" by the PRC tax authorities. Therefore, we do not believe Xunlei Limited should be treated as a "resident enterprise" for PRC tax purposes if the criteria for "de facto management body" as set forth in the relevant SAT Circular 82 were deemed applicable to us. However, as the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term "de facto management body" as applicable to Xunlei Limited, we may be considered a resident enterprise and may therefore be subject to the enterprise income tax at 25% on our global income. If we are considered a resident enterprise and earn income other than dividends from our PRC subsidiary, a 25% enterprise income tax on our global income could significantly increase our tax burden and materially and adversely affect our cash flow and profitability. In addition to the uncertainty regarding how the new "resident enterprise" classification may apply, it is also possible that the rules may change in the future, possibly with retroactive effect.

The enforcement of the Labor Contract Law and other labor-related regulations in the PRC may adversely affect our business and our results of operations.

On June 29, 2007, the Standing Committee of the National People's Congress of China enacted the Labor Contract Law, which became effective on January 1, 2008. The Labor Contract Law introduces specific provisions related to fixed-term employment contracts, part-time employment, probation, consultation with labor union and employee assemblies, employment without a written contract, dismissal of employees, severance, and collective bargaining, which together represent enhanced enforcement of labor laws and regulations. According to the Labor Contract Law, an employer is obliged to sign an unlimited-term labor contract with any employee who has worked for the employer for ten consecutive years. Further, if an employee requests or agrees to renew a fixed-term labor contract that has already been entered into twice consecutively, the resulting contract must have an unlimited term, with certain exceptions. The employer must also pay severance to an employee in nearly all instances where a labor contract, including a contract with an unlimited term, is terminated or expires. In addition, the government has continued to introduce various new labor-related regulations after the Labor Contract Law. Among other things, new annual leave requirements mandate that annual leave ranging from five to 15 days is available to nearly all employees and further require that the employer compensate an employee for any annual leave days the employee is unable to take in the amount of three times his daily salary, subject to certain exceptions. As a result of these new regulations designed to enhance labor protection, our labor costs are expected to increase. In addition, as the interpretation and implementation of these new regulations are still evolving, we cannot assure you that our employment practice will at all times be deemed in full compliance with the new regulations. If we are subject to severe penalties or incur significant liabilities in connection with labor disputes or investigations, our business and results of operations may be adversely affected.

Dividends payable by us to our foreign investors and gains on the sale of our ADSs or common shares by our foreign investors may become subject to taxes under PRC tax laws.

Under the New EIT Law and its implementation regulations issued by the State Council, a 10% PRC withholding tax is applicable to dividends payable to investors that are "non-resident enterprises," which do not have an establishment or place of business in the PRC or which have such establishment or place of business but the dividends are not effectively connected with such establishment or place of business, to the extent such dividends are derived from sources within the PRC. Similarly, any gain realized on the transfer of ADSs or common shares by such investors is also subject to PRC tax, at a rate of 10% unless otherwise reduced or exempted by relevant tax treaties, if such gain is regarded as income derived from sources within the PRC. If we are deemed a "PRC resident enterprise," dividends paid on our common shares or ADSs, and any gain realized from the transfer of our common shares or ADSs, would be treated as income derived from sources within the PRC and would as a result be subject to PRC taxation. It is unclear whether our non-PRC individual investors would be subject to any PRC tax in the event we are deemed a "PRC resident enterprise." It is also unclear whether, if we are considered a PRC "resident enterprise," holders of our ADSs or common shares would be able to claim the benefit of income tax treaties or agreements entered into between China and other countries or areas (although we do not expect to withhold at treaty rates if any withholding is required). If dividends payable to our non-PRC investors, or gains from the transfer of our common shares or ADSs by such investors are subject to PRC tax, the value of your investment in our common shares or ADSs may be adversely affected.

Risks related to this offering

There has been no public market for our shares or ADSs prior to this offering, and you may not be able to resell our ADSs at or above the price you paid, or at all.

Prior to this initial public offering, there has been no public market for our shares or ADSs. We will apply for our ADSs to be listed on the NASDAQ Global Select Market. Our common shares will not be listed on any exchange or quoted for trading on any over-the-counter trading system. If an active trading market for our ADSs does not develop after this offering, the market price and liquidity of our ADSs will be materially and adversely affected.

Negotiations with the underwriters will determine the initial public offering price for our ADSs which may bear no relationship to their market price after the initial public offering. We cannot assure you that an active trading market for our ADSs will develop or that the market price of our ADSs will not decline below the initial public offering price.

The market price for our ADSs may be volatile.

The market price for our ADSs is likely to be highly volatile and subject to wide fluctuations in response to factors including the following:

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regulatory developments affecting us, our advertisers or our industry;

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announcements of studies and reports relating to our services or those of our competitors;

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changes in the economic performance or market valuations of other internet companies in China;

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actual or anticipated fluctuations in our quarterly results of operations and changes of our expected results;

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changes in financial estimates by securities research analysts;

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conditions in the internet or online advertising industry in China;

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announcements by us or our competitors of new services, acquisitions, strategic relationships, joint ventures or capital commitments;

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additions to or departures of our senior management;

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fluctuations of exchange rates between the Renminbi and the U.S. dollar;

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release or expiry of lock-up or other transfer restrictions on our outstanding shares or ADSs; and

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sales or perceived potential sales of additional shares or ADSs.

In addition, the securities market has from time to time experienced significant price and volume fluctuations that are not related to the operating performance of any particular companies. These market fluctuations may also have a material adverse effect on the market price of our ADSs.

Because our initial public offering price is substantially higher than our net tangible book value per share, you will experience immediate and substantial dilution.

If you purchase ADSs in this offering, you will pay more for your ADSs than the amount paid by our existing shareholders for their common shares on a per ADS basis. As a result, you will experience immediate and substantial dilution of approximately US$12.35 per ADS, representing the difference between an initial public offering price of US$15.00 per ADS, the midpoint of the estimated initial public offering price range, and our net tangible book value per ADS as of March 31, 2011, after giving effect to the automatic conversion of our various classes of preferred shares, immediately upon the completion of this offering and net proceed, to us from this offering and the concurrent private placement. In addition, you may experience further dilution to the extent that our common shares are issued upon the exercise of share options.

Because we do not expect to pay dividends in the foreseeable future after this offering, you must rely on price appreciation of our ADSs for return on your investment.

We currently intend to retain most, if not all, of our available funds and any future earnings after this offering to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. Therefore, you should not rely on an investment in our ADSs as a source for any future dividend income.

Our board of directors has complete discretion as to whether to distribute dividends. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our ADSs will likely depend entirely upon any future price appreciation of our ADSs. There is no guarantee that our ADSs will appreciate in value after this offering or even maintain the price at which you purchased the ADSs. You may not realize a return on your investment in our ADSs and you may even lose your entire investment in our ADSs.

Substantial future sales or perceived potential sales of our ADSs in the public market could cause the price of our ADSs to decline.

Sales of our ADSs or common shares in the public market after this offering, or the perception that these sales could occur, could cause the market price of our ADSs to decline. Upon completion of this offering, we will have 22,800,000 Class A common shares outstanding represented by ADSs, assuming the underwriters do not exercise their over-allotment option. All ADSs sold in this offering will be freely transferable without restriction or additional registration under the Securities Act of 1933, as amended, or the Securities Act.

Upon completion of this offering, certain holders of our common shares will have the right to cause us to register under the Securities Act the sale of their shares, subject to the 180-day lock-up period in connection with this offering. Registration of these shares under the Securities Act would result in ADSs representing these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration. Sales of these registered shares in the form of ADSs, in the public market could cause the price of our ADSs to decline.

Your right to participate in any future rights offerings may be limited, which may cause dilution to your holdings, and you may not receive cash dividends if it is impractical to make them available to you.

We may from time to time distribute rights to our shareholders, including rights to acquire our securities. However, we cannot make rights available to you in the United States unless we register both the rights and the securities to which the rights relate under the Securities Act or an exemption from the registration requirements is available. Under the deposit agreement, the depositary will not make rights available to you unless both the rights and the underlying securities to be distributed to ADS holders are either registered under the Securities Act or exempt from registration under the Securities Act. We are under no obligation to file a registration statement with respect to any such rights or securities or to endeavor to cause such a registration statement to be declared effective and we may not be able to establish a necessary exemption from registration under the Securities Act. Accordingly, you may be unable to participate in our rights offerings and may experience dilution in your holdings.

The depositary of our ADSs has agreed to pay to you the cash dividends or other distributions it or the custodian receives on our Class A common shares or other deposited securities after deducting its fees and expenses. You will receive these distributions in proportion to the number of Class A common shares your ADSs represent. However, the depositary may, at its discretion, decide that it is inequitable or impractical to make a distribution available to any holders of ADSs. For example, the depositary may determine that it is not practicable to distribute certain property through the mail, or that the value of certain distributions may be less than the cost of mailing them. In these cases, the depositary may decide not to distribute such property to you.

You may be subject to limitations on transfer of your ADSs.

Your ADSs are transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when it deems expedient in connection with the performance of its duties. In addition, the depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary deems it advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

You may face difficulties in protecting your interests, and your ability to protect your rights through the U.S. federal courts may be limited because we are incorporated under Cayman Islands law, we conduct substantially all of our operations in China and substantially all of our directors and officers reside outside the United States.

We are incorporated in the Cayman Islands and conduct substantially all of our operations in China through our PRC subsidiary and consolidated affiliated entities. Substantially all of our directors and officers reside outside the United States and a substantial portion of their assets are located outside of the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the Cayman Islands or in China in the event that you believe that your rights have been infringed under the securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render you unable to enforce a judgment against our assets or the assets of our directors and officers. There is no statutory recognition in the Cayman Islands of judgments obtained in the United States, although the courts of the Cayman Islands will generally recognize and enforce a non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits. For more information regarding the relevant laws of the Cayman Islands and China, see "Enforceability of civil liabilities."

Our corporate affairs are governed by our memorandum and articles of association, as amended and restated from time to time, and by the Companies Law (2010 Revision) and common law of the Cayman Islands. The rights of shareholders to take legal action against us and our directors, actions by minority shareholders and the fiduciary responsibilities of our directors are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, which provides persuasive, but not binding, authority in a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States and provides significantly less protection to investors. In addition, shareholders in Cayman Islands companies may not have standing to initiate a shareholder derivative action in U.S. federal courts.

As a result, our public shareholders may have more difficulty in protecting their interests through actions against us, our management, our directors or our major shareholders than would shareholders of a corporation incorporated in a jurisdiction in the United States.

Our management has discretion as to the use of the net proceeds from this offering, and such use may not produce income or increase our ADS price.

We intend to use the net proceeds of this offering for, among other things, establishing a customer service center and cloud computing data centers to better serve our subscribers, acquiring digital media content and exclusive online game licenses, investing in technology, infrastructure and product and service development efforts and other general corporate purposes. However, our management will have considerable discretion in the application of the net proceeds received by us. For more information, see "Use of proceeds." You will not have the opportunity, as part of your investment decision, to assess whether proceeds are being used appropriately. You must rely on the judgment of our management regarding the application of the net proceeds of this offering. The net proceeds may be used for corporate purposes that do not improve our efforts to maintain profitability or increase our ADS price. The net proceeds from this offering may be placed in investments that do not produce income or that lose value.

Our dual class common share structure with different voting rights will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A common shares and ADSs may view as beneficial.

Upon the completion of this offering, we plan to divide our common shares into Class A common shares and Class B common shares. Holders of Class A common shares will be entitled to one vote per share, while holders of Class B common shares will be entitled to ten votes per share. We will issue Class A common shares represented by our ADSs in this offering. We will re-designate 38,984,024 of our issued and outstanding common shares, series A preferred shares, series A-1 preferred shares and series B preferred shares as Class B common shares. Immediately upon the completion of this offering, 29,238,018 common shares held by our co-founder and chief executive officer, Mr. Sean Shenglong Zou through Vantage Point Global Limited, a British Virgin Islands company which is beneficially owned by Mr. Zou, will be re-designated into Class B common shares. As a result, Mr. Zou will hold 29,238,018 Class B common shares, or 75% of the total Class B common shares outstanding after the re-designation. At the same time, (1) each of the existing common, series A, series A-1 and series B preferred shareholders other than Vantage Point Global Limited will convert and re-designate certain shares it holds as Class B common shares, such that they will hold the remaining number of Class B common shares, or 25% of the Class B common shares upon the completion of this offering on a pro rata basis, based on the number of shares they hold immediately prior to the completion of this offering; and (2) all other issued and outstanding preferred shares and other common shares that are not re-designated as Class B common shares shall be automatically converted into and re-designated as Class A common shares on a 1-for-1 basis. In addition, all options granted prior to the completion of this offering entitle option holders to the equivalent number of Class A common shares once the options are vested and exercised and all options to be granted after this offering will also entitle option holders to the equivalent number of Class A common shares. Due to the disparate voting powers attached to these two classes, we anticipate that our existing principal shareholders will collectively own approximately 89.1% of the total voting power of our outstanding common shares immediately after this offering, assuming (1) the underwriters do not exercise their over-allotment option to purchase additional ADSs, and (2) we will issue and sell a total of 2,000,000 Class A common shares to an unrelated third-party investor through concurrent private placement, calculated based on an initial public offering price of US$15.00 per ADS, the midpoint of the estimated initial public offering price range shown on the front cover page of this prospectus. Such shareholders will have considerable influence over matters requiring shareholder approval, including election of directors and significant corporate transactions, such as a merger or sale of our company or our assets. In particular, our founder and chief executive officer, Mr. Sean Shenglong Zou, and his affiliates will own approximately 24.2% of our outstanding common shares, representing 57.6% of our total voting power after this offering. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A common shares and ADSs may view as beneficial.

Our memorandum and articles of association will contain anti-takeover provisions that could adversely affect the rights of holders of our common shares and ADSs.

We plan to adopt an amended and restated memorandum and articles of association that will become effective immediately upon the closing of this offering. Our new memorandum and articles of association will contain certain provisions that could limit the ability of others to acquire control of our company, including a provision that grants authority to our board directors to establish from time to time one or more series of preferred shares without action by our shareholders and to determine, with respect to any series of preferred shares, the terms and rights of that series. The provisions could have the effect of depriving our shareholders of the opportunity to sell their shares at a premium over the prevailing market price by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transactions.

Our corporate actions are substantially controlled by our directors, executive officers and other principal shareholders, who can exert significant influence over important corporate matters, which may reduce the price of our ADSs and deprive you of an opportunity to receive a premium for your shares.

After this offering, our directors, executive officers and principal shareholders will beneficially own approximately 75.7% of our outstanding common shares, representing 89.2% of our total voting power assuming (1) the underwriters do not exercise their over-allotment option to purchase additional ADSs, and (2) we will issue and sell a total of 2,000,000 Class A common shares to an unrelated third-party investor through concurrent private placement, based on an initial public offering price of US$15.00 per ADS, the midpoint of the estimated initial public offering price range shown on the front cover page of this prospectus. These shareholders, if acting together, could exert substantial influence over matters such as electing directors and approving material mergers, acquisitions or other business combination transactions. This concentration of ownership may also discourage, delay or prevent a change in control of our company, which could have the dual effect of depriving our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and reducing the price of our ADSs. These actions may be taken even if they are opposed by our other shareholders, including those who purchase ADSs in this offering. In addition, these persons could divert business opportunities away from us to themselves or others.

We will incur increased costs as a result of being a public company.

Upon completion of this offering, we will become a public company in the United States. As a public company, we will incur significant accounting, legal and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act, as well as rules subsequently implemented by the Securities and Exchange Commission and the NASDAQ Global Select Market, require significantly heightened corporate governance practices of public companies, including Section 404 relating to internal control over financial reporting. We expect these and other rules and regulations applicable to public companies will increase our accounting, legal and financial compliance costs and will make certain corporate activities more time-consuming and costly. Compliance with these rules and requirements may be especially difficult and costly for us because we may have difficulty locating sufficient personnel in China with experience and expertise relating to U.S. GAAP and U.S. public company reporting requirements, and such personnel may command high salaries relative to similarly experienced personnel in the United States. If we cannot employ sufficient personnel to ensure compliance with these rules and regulations, we may need to rely more on outside legal, accounting and financial experts, which may be costly. If we fail to comply with these rules and requirements, or are perceived to have weaknesses with respect to our compliance, we could become the subject of a governmental enforcement action and investor confidence could be negatively impacted and the market price of our ADSs could decline. In addition, we will incur additional costs associated with our public company reporting requirements. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with reasonable certainty the amount of additional costs we may incur or the timing of such costs.

We may be classified as a passive foreign investment company for United States federal income tax purposes, which could subject United States investors in the ADSs or common shares to significant adverse United States income tax consequences.

Depending upon the value of our ADSs and common shares and the nature of our assets and income over time, we could be classified as a "passive foreign investment company", or "PFIC", for United States federal income tax purposes. Although the law in this regard is unclear, we treat Shenzhen Xunlei as being owned by us for United States federal income tax purposes, not only because we exercise effective control over the operation of such entity but also because we are entitled to substantially all of the economic benefits associated with this entity, and, as a result, we consolidate this entity's operating results in our consolidated financial statements. If it were determined, however, that we are not the owner of Shenzhen Xunlei for United States federal income tax purposes, we may be treated as a PFIC for our current taxable year and any future taxable year.

Assuming that we are the owner of Shenzhen Xunlei for United States federal income tax purposes, based upon our current income and assets (taking into account the proceeds from this offering) and projections as to the value of our ADSs and common shares pursuant to the offering, we do not presently expect to be classified as a PFIC for the current taxable year or the foreseeable future. While we do not expect to become a PFIC, if, among other matters, our market capitalization is less than anticipated or subsequently declines we may be classified as a

PFIC for the current or future taxable years. The determination of whether we will be or become a PFIC will also depend, in part, on the composition of our income and assets, which will be affected by how, and how quickly, we use our liquid assets and the cash raised in this offering. Because there are uncertainties in the application of the relevant rules and PFIC status is a factual determination made annually after the close of each taxable year, including ascertaining the fair market value of our assets on a quarterly basis and the character of each item of income we earn, there can be no assurance that we will not be a PFIC for the current taxable year or any future taxable year.

If we were to be classified as a PFIC in any taxable year, a U.S. Holder (as defined in "Taxation—Material United States federal income tax considerations") would be subject to special rules generally intended to reduce or eliminate any benefits from the deferral of United States federal income tax that a U.S. Holder could derive from investing in a non-United States corporation that does not distribute all of its earnings on a current basis. Further, if we are classified as a PFIC for any year during which a U.S. Holder holds our ADSs or common shares, we generally will continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds our ADSs or common shares. For more information see the section titled "Taxation—Material United States federal income tax considerations—Passive foreign investment considerations."

Special note regarding forward-looking statements

This prospectus contains forward-looking statements that involve risks and uncertainties. All statements other than statements of historical facts are forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements.

You can identify these forward-looking statements by words or phrases such as "may," "will," "expect," "anticipate," "aim," "estimate," "intend," "plan," "believe," "likely to" or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, but are not limited to, statements about:

•
our growth strategies;

•
our future business development, results of operations and financial condition;

•
our ability to maintain and strengthen our leading market position in China;

•
our ability to increase and retain subscribers for our premium download-related and other services;

•
our ability to develop new products and services and attract, maintain and monetize user traffic;

•
trends and competition in the internet industry in China;

•
our ability to handle intellectual property rights-related matters;

•
our expectation regarding the use of proceeds from this offering; and

•
general economic and business conditions in China.

You should read thoroughly this prospectus and the documents that we refer to in this prospectus with the understanding that our actual future results may be materially different from and worse than what we expect. Other sections of this prospectus include additional factors which could adversely impact our business and financial performance. Moreover, we operate in an evolving environment. New risk factors and uncertainties emerge from time to time and it is not possible for our management to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. We qualify all of our forward-looking statements by these cautionary statements.

You should not rely upon forward-looking statements as predictions of future events. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

This prospectus also contains statistical data and estimates that we obtained from industry publications and reports generated by third parties, including a report that we commissioned from iResearch for the purposes of this offering. These industry publications and reports generally indicate that the information contained therein was obtained from sources believed to be reliable, but do not guarantee the accuracy and completeness of such information. Although we believe that the publications and reports are reliable, we have not independently verified the data.

 Use of proceeds

We estimate that we will receive net proceeds from this offering of approximately US$89.1 million after deducting underwriting discounts and commissions and the estimated offering expenses payable by us. In addition, we expect to receive net proceeds of approximately US$9.7 million from the concurrent private placement, after deducting fees paid to the placement agent. These estimates are based upon an assumed initial offering price of US$15.00 per ADS, the midpoint of the estimated initial public offering price range shown on the front cover page of this prospectus. We will not receive any of the proceeds from the sale of ADSs by the selling shareholders. A US$1.00 change in the assumed initial public offering price of US$15.00 per ADS would, in the case of an increase, increase and, in the case of a decrease, decrease the net proceeds of this offering by US$6.9 million, assuming (1) the sale of 6,675,000 ADSs at US$15.00 per ADS, the midpoint of the range shown on the front cover page of this prospectus and after deducting underwriting discounts and commissions and the estimated offering expenses payable by us, and (2) the issuance and sale of 2,000,000 Class A common shares we will issue in the private placement concurrently with this offering, which numbers of shares has been calculated based on an initial offering price of US$15.00 per ADS, the midpoint of the estimated initial public offering price range shown on the front cover page of this prospectus, after deducting expenses incurred by us in connection with this investment.

The primary purposes of this offering are to create a public market for our shares for the benefit of all shareholders, retain and attract talented employees by providing them with equity incentives and obtain additional capital. We plan to use the net proceeds of this offering and the concurrent private placement as follows:

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US$20.0 million to establish a customer service center and cloud computing data centers to better serve our subscribers;

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US$20.0 million to acquire digital media content and exclusive online game licenses;

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US$10.0 million to invest in technology, infrastructure and product development efforts; and

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the balance for other general corporate purposes, including working capital needs and potential acquisitions (although we are not currently negotiating any such acquisitions).

The amounts and timing of any expenditures will vary depending on the amount of cash generated by our operations, competitive and technological developments and the rate of growth, if any, of our business. Accordingly, our management will have significant flexibility in applying the net proceeds of the offering. If an unforeseen event occurs or business conditions change, we may use the proceeds of this offering differently than as described in this prospectus.

In utilizing the proceeds from this offering and the concurrent private placement, we are permitted under PRC laws and regulations to provide funding to our PRC subsidiary and consolidated affiliated entities only through loans or capital contributions, and only if we satisfy the applicable government registration and approval requirements. We cannot assure you that we will be able to meet these requirements on a timely basis, if at all. See "Risk factors—Risks related to doing business in China—PRC regulation of loans to, and direct investment in, PRC entities by offshore holding companies and governmental control of currency conversion may restrict or prevent us from using the proceeds of this offering to make loans to our PRC subsidiary and consolidated affiliated entities or to make additional capital contributions to our PRC subsidiary, which may materially and adversely affect our liquidity and our ability to fund and expand our business."

Pending use of the net proceeds, we intend to hold our net proceeds in demand deposits or invest them in interest-bearing government securities.

 Dividend policy

We have not previously declared or paid cash dividends and we have no plan to declare or pay any dividends in the near future on our shares or ADSs. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

We are a holding company incorporated in the Cayman Islands. We rely principally on dividends from our subsidiary in China for our cash requirements, including any payment of dividends to our shareholders. PRC regulations may restrict the ability of our PRC subsidiary to pay dividends to us. See "Regulation—Regulation on dividend distributions."

Our board of directors has complete discretion as to whether to distribute dividends. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant. If we pay any dividends, we will pay our ADS holders to the same extent as holders of our Class A common shares, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. See "Description of American Depositary Shares." Cash dividends on our Class A common shares, if any, will be paid in U.S. dollars.

 Capitalization

The following table sets forth our capitalization as of March 31, 2011:

•
on an actual basis;

•
on a pro forma basis to reflect (1) the planned re-designation of 22,267,585 common shares into the equivalent number of Class A common shares, (2) the planned automatic conversion and re-designation of 84,910,407 series A, series A-1 and series B preferred shares into the equivalent number of Class A common shares, (3) the planned re-designation of 30,769,587 common shares into the equivalent number of Class B common shares, (4) the planned automatic conversion and re-designation of 8,214,437 series A, series A-1 and series B preferred shares into the equivalent number of Class B common shares; and

•
on a pro forma as adjusted basis to reflect (1) the planned re-designation of 22,267,585 common shares into the equivalent number of Class A common shares, (2) the issuance of 8,410,200 common shares upon our co-founders' exercise of vested options in April 2011, which will be re-designated as the equivalent number of Class A common shares upon the completion of this offering, (3) the planned automatic conversion and re-designation of 84,910,407 series A, series A-1 and series B preferred shares into the equivalent number of Class A common shares, (4) the planned re-designation of 30,769,587 common shares into the equivalent number of Class B common shares, (5) the planned automatic conversion and re-designation of 8,214,437 series A, series A-1 and series B preferred shares into the equivalent number of Class B common shares, (6) the issuance of 5,728,264 series C preferred shares in April 2011, which will be automatically converted into and re-designated as the equivalent number of Class A common shares upon the completion of this offering, (7) the issuance and sale in the concurrent private placement of 2,000,000 Class A common shares, calculated based on the midpoint of the estimated initial public offering price range shown on the front cover page of this prospectus, with net proceeds to us of US$9.7 million and (8) the issuance and sale of 20,025,000 Class A common shares in the form of ADSs by us in this offering at an assumed initial public offering price of US$15.00 per ADS, the midpoint of the estimated range of the initial public offering price shown on the front cover of this prospectus, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

You should read this table together with our consolidated financial statements and the related notes included elsewhere in this prospectus and the information under "Management's Discussion and Analysis of Financial Condition and Results of Operations."

	As of March 31, 2011
(in US$ thousands)	Actual	Pro forma	Pro forma as adjusted(1)
	(unaudited)	(unaudited)	(unaudited)

Equity
Preferred shares
Series C preferred shares (US$0.00025 par value; 5,728,264 shares authorized, nil issued and outstanding on an actual basis; nil outstanding on a pro forma basis, 5,728,264 outstanding on a pro forma as adjusted basis)	NA	NA	—
Series B preferred shares (US$0.00025 par value; 30,308,284 shares authorized, 30,308,284 shares issued and outstanding on an actual basis; nil outstanding on a pro forma basis or a pro forma as adjusted basis)	8	—	—
Series A-1 preferred shares (US$0.00025 par value; 36,400,000 shares authorized, 36,400,000 shares issued and outstanding on an actual basis; nil outstanding on a pro forma basis or a pro forma as adjusted basis)	9	—	—
Series A preferred shares (US$0.00025 par value; 27,932,000 shares authorized, 26,416,560 shares issued and outstanding on an actual basis; nil outstanding on a pro forma basis or a pro forma as adjusted basis)	7	—	—
Common shares (US$0.00025 par value; 186,395,936 shares authorized, 53,037,172 shares issued and outstanding on an actual basis; 107,177,992 Class A common shares and 38,984,024 Class B common shares issued and outstanding on a pro forma basis and Class A common shares and 38,984,024 Class B common shares issued and outstanding on a pro forma as adjusted basis)	13	37	46
Additional paid-in capital(2)	28,796	28,796	156,941
Accumulated other comprehensive income	1,536	1,536	1,536
Statutory reserve	1,554	1,554	1,554
Retained earnings	7,545	7,545	7,545

Total Xunlei Limited's shareholders' equity(2)	39,468	39,468	167,622
Non-controlling interest	353	353	353

Total capitalization(2)	39,821	39,821	167,975

Notes:

(1)   The pro forma as adjusted information discussed above is illustrative only. Our additional paid-in capital, total shareholders' equity and total capitalization following the completion of this offering are subject to adjustment based on the actual initial public offering price and other terms of this offering determined at pricing.

(2)   Assuming the number of ADSs offered by us as set forth on the cover page of this prospectus remains the same, and after deduction of underwriting discounts and commissions and the estimated offering expenses payable by us, a US$1.00 change in the assumed initial public offering price of US$15.00 per ADS would, in the case of increase, increase and, in the case of decrease, decrease each of additional paid-in capital, total equity and total capitalization by US$6.9 million.

 Dilution

Our net tangible book value as of March 31, 2011 was approximately US$0.62 per common share and US$1.86 per ADS. Net tangible book value per common share represents the amount of total tangible assets, minus the amount of total liabilities, divided by the total number of common shares outstanding. Our pro forma net tangible value as of March 31, 2011 was approximately US$0.23 per common share and US$0.68 per ADS. Dilution is determined by subtracting pro forma net tangible book value per common share from the assumed public offering price per common share.

Without taking into account any other changes in such net tangible book value after March 31, 2011, other than to give effect to (1) the planned re-designation of 22,267,585 common shares into the equivalent number of Class A common shares, (2) the issuance of 8,410,200 common shares upon our co-founders' exercise of vested options in April 2011, which will be re-designated as the equivalent number of Class A common shares upon the completion of this offering, (3) the planned automatic conversion and re-designation of 84,910,407 series A, series A-1 and series B preferred shares into the equivalent number of Class A common shares, (4) the planned re-designation of 30,769,587 common shares into the equivalent number of Class B common shares, (5) the planned automatic conversion and re-designation of 8,214,437 series A, series A-1 and series B preferred shares into the equivalent number of Class B common shares, (6) the issuance of 5,728,264 series C preferred shares in April 2011, which will be automatically converted into and re-designated as the equivalent number of Class A common shares upon the completion of this offering, (7) the issuance and sale in the concurrent private placement of 2,000,000 Class A common shares, calculated based on the midpoint of the estimated initial public offering price range shown on the front cover page of this prospectus, with net proceeds to us of US$9.7 million after deducting expenses incurred by us in connection with this investment, and (8) our issuance and sale of 6,675,000 ADSs in this offering, at an assumed initial public offering price of US$15.00 per ADS, the mid-point of the estimated public offering price range, and after deduction of underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value at March 31, 2011 would have been US$0.88 per outstanding common share, including common shares underlying our outstanding ADSs, or US$2.65 per ADS. This represents an immediate increase in net tangible book value of US$0.66 per common share, or US$1.97 per ADS, to existing shareholders and an immediate dilution in net tangible book value of US$4.12 per common share, or US$12.35 per ADS, to purchasers of ADSs in this offering.

The following table illustrates the dilution on a per common share basis assuming that the initial public offering price per Class A common share is US$5.00 and all ADSs are exchanged for Class A common shares:

	Per common share	Per ADS

Assumed initial public offering price	US$5.00	US$	15.00
Net tangible book value as of March 31, 2011	US$0.62	US$	1.86

Pro forma net tangible book value after giving effect to the conversion of our series A, series A-1 and series B preferred shares	US$0.23	US$	0.68

Pro forma as adjusted net tangible book value after giving effect to the conversion of our series A, series A-1, series B and series C preferred shares, the exercise of co-founders' share options, the concurrent private placement and this offering	US$0.88	US$	2.65

Dilution in net tangible book value to new investors in the offering	US$4.12	US$	12.35

A US$1.00 change in the assumed initial public offering price of US$15.00 per ADS would, in the case of an increase, increase and, in the case of a decrease, decrease our pro forma as adjusted net tangible book value after giving effect to the offering by US$6.9 million, the pro forma as adjusted net tangible book value per Class A common share and per ADS after giving effect to this offering by US$0.04 per Class A common share and US$0.11 per ADS and the dilution in pro forma as adjusted net tangible book value per common share and per ADS to new investors in this offering by US$0.30 per Class A common share and 0.89 per ADS, assuming no change to the number of ADSs offered by us as set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions and other offering expenses. The pro forma information discussed above is illustrative only. Our net tangible book value following the completion of this offering is subject to adjustment based on the actual initial public offering price of our ADSs and other terms of this offering determined at pricing.

The following table summarizes, on a pro forma as adjusted basis as of March 31, 2011, the differences between the shareholders as of March 31, 2011 and the new investors with respect to the number of common shares purchased from us, the total consideration paid and the average price per common share paid at an assumed initial public offering price of US$15.00 per ADS before deducting estimated underwriting discounts and commissions and estimated offering expenses.

	Common shares purchased
			Total consideration		Average price per common share	Average price per ADS
	Number(1)	Percent	Amount	Percent

Existing shareholders	160,300,480	87.9%	57,665,674	34.4%	0.36	1.08
New investors	22,025,000	12.1%	110,125,000	65.6%	5.00	15.00

Total	182,325,480	100%	167,790,674	100%	0.92	2.76

(1)   Assuming automatic conversion of all existing shares into 121,316,456 Class A common shares and 38,984,024 Class B common shares, as we planned, upon completion of this offering.

A US$1.00 change in the assumed initial public offering price of US$15.00 per ADS would, in the case of an increase, increase and, in the case of a decrease, decrease total consideration paid by new investors, total consideration paid by all shareholders, average price per Class A common share and average price per ADS paid by all shareholders by US$7.3 million, US$7.3 million, US$0.04 and US$0.12, respectively, assuming (1) the sale of 6,675,000 ADSs at US$15.00, the mid-point of the range set forth on the cover page of this prospectus, and (2) the issuance and sale of 2,000,000 Class A common shares we will issue in the private placement concurrently with this offering, which number of shares has been calculated based on an initial offering price of US$15.00 per ADS, the midpoint of the estimated initial public offering price range shown on the front cover page of this prospectus.

The discussion and tables above also assume no exercise of any outstanding stock options as of the date of this prospectus. As of the date of this prospectus, there were 20,858,916 common shares issuable upon exercise of outstanding stock options at a weighted average exercise price of US$0.71 per common share and there were 5,963,912 Class A common shares available for future issuance upon the exercise of future grants. To the extent that any of these options are exercised or any of these restricted share units are vested, there will be further dilution to new investors. For the options that were granted in April 2011, the option exercise price equals to the final offering price of the Class A common shares in this offering. For the purpose of calculating the weighted average exercise price, we assuming an initial offering price of US$15.00 per ADS, the midpoint of the estimated initial public offering price range shown on the front cover page of this prospectus.

 Enforceability of civil liabilities

We were incorporated in the Cayman Islands to take advantage of certain benefits associated with being a Cayman Islands exempted company:

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political and economic stability;

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an effective judicial system;

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a favorable tax system;

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the absence of exchange control or currency restrictions; and

•
the availability of professional and support services.

However, certain disadvantages accompany incorporation in the Cayman Islands. These disadvantages include the following:

•
the Cayman Islands has a less developed body of securities laws as compared to the United States and these securities laws provide significantly less protection to investors; and

•
Cayman Islands companies may not have standing to sue before the federal courts of the United States.

Our constituent documents do not contain provisions requiring that disputes, including those arising under the securities laws of the United States, between us, our officers, directors and shareholders, be arbitrated.

All of our operations are conducted outside the United States, and substantially all of our assets are located outside the United States. A majority of our officers are nationals or residents of jurisdictions other than the United States and a substantial portion of their assets are located outside the United States. As a result, it may be difficult for a shareholder to effect service of process within the United States upon these persons, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

We have appointed Law Debenture Corporate Services Inc. as our agent upon whom process may be served in any action brought against us under the securities laws of the United States.

Maples and Calder, our counsel as to Cayman Islands law, and Zhong Lun Law Firm, our counsel as to PRC law, have advised us, respectively, that there is uncertainty as to whether the courts of the Cayman Islands and China, respectively, would:

•
recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States; or

•
entertain original actions brought in each respective jurisdiction against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

Maples and Calder has further advised us that although there is no statutory enforcement in the Cayman Islands of judgments obtained in the federal or state courts of the United States (and the Cayman Islands are not a party to any treaties for the reciprocal enforcement or recognition of such judgments), a final and conclusive judgment in the federal or state courts of the United States under which a sum of money is payable, other than a sum payable in respect of taxes, fines, penalties or similar fiscal or revenue obligations and which was neither obtained in a manner nor is of a kind enforcement of which is contrary to natural justice or the public policy of the Cayman Islands, may be subject to enforcement proceedings as a debt in the courts of the Cayman Islands under the common law doctrine of obligation. However, the Cayman Islands courts are unlikely to enforce a punitive judgment of a United States court predicated upon the liabilities provision of the federal securities laws in the United States without retrial on the merits if such judgment gives rise to obligations to make payments that may be regarded as fines, penalties or similar charges.

Zhong Lun Law Firm has further advised us that the recognition and enforcement of foreign judgments are provided for under PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of PRC Civil Procedures Law based either on treaties between China and the country where the judgment is made or on reciprocity between jurisdictions provided that the foreign judgments do not violate the basic principles of laws of the PRC or its sovereignty, security, or social and public interest. However, China does not have any treaties or other form of reciprocity with the United States that provide for the reciprocal recognition and enforcement of foreign judgments. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the United States.

In addition, although U.S. shareholders may be able to originate actions against us in China in accordance with PRC law, it will be difficult for U.S. shareholders to do so, because we are incorporated under the laws of the Cayman Islands and it is difficult for U.S. shareholders, by virtue only of holding our ADSs or common shares, to establish a connection to the PRC for a PRC court to have subject matter jurisdiction as required by the PRC Civil Procedures Law. U.S. shareholders may be able to originate actions against us in the Cayman Islands based upon Cayman Islands law. However, we do not have any substantial assets other than certain corporate documents and records in the Cayman Islands and it may be difficult for a shareholder to enforce a judgment obtained in a Cayman Islands court in China, where substantially all of our operations are conducted.

Corporate history and structure

We are incorporated in the Cayman Islands with subsidiaries and consolidated affiliated entities in China.

We commenced operations in January 2003 with the establishment of Shenzhen Xunlei in China. Shenzhen Xunlei, together with its various subsidiaries in the PRC, currently operate our digital media management platform.

Our holding company, Xunlei Limited (formerly known as Giganology Limited), was formed in February 2005 in the Cayman Islands. Xunlei Limited directly owns Giganology (Shenzhen) Ltd., our wholly owned subsidiary in China established in June 2005, which we refer to as Giganology Shenzhen. Giganology Shenzhen primarily engages in the research and development of new technologies.

Giganology Shenzhen entered into a series of contractual arrangements with Shenzhen Xunlei and its shareholders, which enable us to (1) exercise effective control over Shenzhen Xunlei; (2) receive substantially all of the economic benefits of Shenzhen Xunlei in consideration for the technical and consulting services provided by and the intellectual property rights licensed by Giganology Shenzhen; and (3) have an exclusive option to purchase all of the equity interests in Shenzhen Xunlei when and to the extent permitted under PRC laws and regulations.

As a result of these contractual arrangements, we are considered the primary beneficiary of Shenzhen Xunlei, and we treat it as our consolidated affiliated entity under U.S. GAAP. We have consolidated the financial results of Shenzhen Xunlei and its subsidiaries in our consolidated financial statements in accordance with U.S. GAAP.

In February 2011, we established a direct wholly owned subsidiary, Xunlei Network BVI, in the British Virgin Islands. In March 2011, we established an indirect wholly owned subsidiary, Xunlei Network HK, in Hong Kong through Xunlei Network BVI. Xunlei Network HK became the direct wholly owned subsidiary of Xunlei Network BVI. Both Xunlei Network BVI and Xunlei Network HK were established for potential future business and tax planning purposes but are not yet active in business as of the date of this prospectus.

The following diagram illustrates our corporate structure and principal subsidiaries and consolidated affiliated entities as of the date of this prospectus:

(1)   Shenzhen Xunlei is owned by Mr. Sean Shenglong Zou, our co-founder, chairman and chief executive officer, Mr. Hao Cheng, our co-founder and director, Mr. Jianming Shi, Guangzhou Shulian Information Investment Co., Ltd. and Ms. Fang Wang.

(2)   The remaining 0.1% of the equity interest is owned by Mr. Sean Shenglong Zou.

(3)   The remaining 30% of the equity interest is owned by Mr. Hao Cheng.

The following is a summary of the currently effective contracts among our subsidiary Giganoloy Shenzhen, our consolidated affiliated entity, Shenzhen Xunlei, and the shareholders of Shenzhen Xunlei.

Agreements that provide us effective control over Shenzhen Xunlei

Business operation agreement

Pursuant to the business operation agreement among Giganology Shenzhen, Shenzhen Xunlei and the shareholders of Shenzhen Xunlei, Shenzhen Xunlei's shareholders must designate the candidates nominated by Giganology Shenzhen to be the directors on its board of directors in accordance with applicable laws and the articles of association of Shenzhen Xunlei, and must appoint the persons recommended by Giganology Shenzhen to be its general manager, chief financial officer and other senior executives. Shenzhen Xunlei and its shareholders also agree to accept the policies and guidance provided by Giganology Shenzhen from time to time relating to employment, termination, operations and financial management. Moreover, Shenzhen Xunlei and its shareholders agree that Shenzhen Xunlei will not engage in any transactions that could materially affect its assets, business, personnel, liabilities, rights or operations, including but not limited to the amendment of Shenzhen Xunlei's articles of association, without the prior consent of Giganology Shenzhen and Xunlei Limited or their respective designator. For instance, in May 2011, Shenzhen Xunlei sought and obtained consent from Giganology Shenzhen and Xunlei Limited to increase its registered capital by RMB20 million and to revise its articles of association accordingly. The term of this agreement will expire in 2016 and may be extended with Giganology Shenzhen's confirmation prior to the expiration date.

Equity pledge agreement

Pursuant to the equity pledge agreement between Giganology Shenzhen and the shareholders of Shenzhen Xunlei, as amended, the shareholders of Shenzhen Xunlei have pledged all of their equity interests in Shenzhen Xunlei to Giganology Shenzhen to guarantee Shenzhen Xunlei and its shareholders' performance of their respective obligations under the exclusive technology support and service agreement, as amended, exclusive technology consulting and training agreement, as amended, software and proprietary technology license agreement, business operation agreement, equity interests disposal agreement, as amended, loan agreements and trademark and domain name purchase option agreement, as amended. If Shenzhen Xunlei and/or its shareholders breach their contractual obligations under those agreements, Giganology Shenzhen, as pledgee, will be entitled to certain rights, including the right to sell the pledged equity interests.

Power of attorney

Pursuant to the irrevocable power of attorney attached to the business operation agreement executed by each shareholder of Shenzhen Xunlei, each such shareholder appointed Giganology Shenzhen as its attorney-in-fact to exercise such shareholders' rights in Shenzhen Xunlei, including, without limitation, the power to vote on its behalf on all matters of Shenzhen Xunlei requiring shareholder approval under PRC laws and regulations and the articles of association of Shenzhen Xunlei. Each power of attorney will remain in force for 10 years unless the business operation agreement among Giganology Shenzhen, Shenzhen Xunlei and the shareholders of Shenzhen Xunlei is terminated in advance. This period may be extended at Giganology Shenzhen's discretion.

Agreements that transfer economic benefits to us

Exclusive technology support and services agreement

Pursuant to the exclusive technology support and services agreement between Giganology Shenzhen and Shenzhen Xunlei, Giganology Shenzhen has the exclusive right to provide to Shenzhen Xunlei technology support and technology services related to all technologies needed for its business. Giganology Shenzhen owns the exclusive intellectual property rights created as a result of the performance of this agreement. The service fee payable by Shenzhen Xunlei to Giganology Shenzhen is a certain percentage of its earnings. The term of this agreement will expire in 2025 and may be extended with Giganology Shenzhen's written confirmation prior to the expiration date. Giganology Shenzhen is entitled to terminate the agreement at any time by providing 30 days' prior written notice to Shenzhen Xunlei.

Exclusive technology consulting and training agreement

Pursuant to the exclusive technology consulting and training agreement between Giganology Shenzhen and Shenzhen Xunlei, Giganology Shenzhen has the exclusive right to provide to Shenzhen Xunlei technology consulting and training services related to its business. Giganology

Shenzhen owns the exclusive intellectual property rights created as a result of the performance of this agreement. The service fee payable by Shenzhen Xunlei to Giganology Shenzhen is a certain percentage of its earnings. The term of this agreement will expire in 2025 and may be extended with Giganology Shenzhen's written confirmation prior to the expiration date. Giganology Shenzhen is entitled to terminate the agreement at any time by providing 30 days' prior written notice to Shenzhen Xunlei.

Software and proprietary technology license contract

Pursuant to the software and proprietary technology license contract between Giganology Shenzhen and Shenzhen Xunlei, Giganology Shenzhen grants Shenzhen Xunlei a non-exclusive and non-transferable right to use Giganology Shenzhen's software and proprietary technology. Shenzhen Xunlei can only use the software and proprietary technology to conduct business according to its authorized business scope. Giganology Shenzhen or its designated representative(s) owns the rights to any new technology developed due to implementation of this contract.

Trademark and domain name purchase option agreement

Pursuant to the trademark and domain name purchase option agreement between Giganology Shenzhen and Shenzhen Xunlei, as amended, Shenzhen Xunlei irrevocably grants Giganology Shenzhen (or its designated representative(s)) an exclusive option to purchase, to the extent and in the minimum amount of consideration permitted under the PRC law, its specified trademarks and domain names. The term of the agreement will expire in 2016 and may be automatically extended for an additional 10 years if the trademarks and domain names have not been transferred to Giganology Shenzhen (or its designated representative(s)) then.

Agreements that provide us the option to purchase the equity interest in Shenzhen Xunlei

Equity Interests Disposal Agreement

Pursuant to the equity interests disposal agreement among Giganology Shenzhen, Shenzhen Xunlei and the shareholders of Shenzhen Xunlei, as amended, Shenzhen Xunlei's shareholders irrevocably grant Giganology Shenzhen (or its designated representative(s)) an exclusive option to purchase, to the extent and in the minimum amount of consideration permitted under PRC law, all or part of their equity interests in Shenzhen Xunlei. The term of the agreement will expire in 2016 and may be extended at Giganology Shenzhen's discretion.

Loan agreements

Under the loan agreement between Giganology Shenzhen and Guangzhou Shulian Information Investment Co., Ltd., Sean Shenglong Zou, Hao Cheng, Fang Wang and Jianming Shi, the shareholders of Shenzhen Xunlei, Giganology Shenzhen made interest-free loans of approximately RMB1.8 million, RMB2.5 million, RMB2.3 million, RMB0.2 million and RMB2.3 million, respectively, to each of the above shareholders of Shenzhen Xunlei. The term of this agreement is two years from the date it was signed, and will be automatically extended afterwards on a yearly basis until each shareholder of Shenzhen Xunlei has repaid the loan in its entirety in accordance with the loan agreement. The loan for each shareholder will be deemed to be repaid under this agreement only when all equity interest held by the relevant shareholder in Shenzhen Xunlei has been transferred to Giganology Shenzhen or its designated parties. At any time during the term of the loan agreement, we may, at our sole discretion, require any of the shareholders of Shenzhen Xunlei to repay all or any portion of his outstanding loan under the agreement.

In addition, following the loan agreement mentioned above, under a separate loan agreement between Giganology Shenzhen and Mr. Sean Shenglong Zou as a shareholder of Shenzhen Xunlei, Giganology Shenzhen made an additional interest-free loan of RMB20 million to Mr. Zou, the entire amount of which was used to contribute to the registered capital of Shenzhen Xunlei, increasing the registered capital of Shenzhen Xunlei to RMB30 million. The term of this agreement is two years from the date it was signed, and will be automatically extended afterwards on a yearly basis until Mr. Zou has repaid the loan in its entirety in accordance with the loan agreement. This loan will be deemed to be repaid under this agreement only when all equity interest held by the relevant shareholder in Shenzhen Xunlei has been transferred to Giganology Shenzhen or its designated parties. At any time during the term of the loan agreement, we may, at our sole discretion, require all or any portion of the outstanding loan under the agreement to be repaid.

In the opinion of our PRC legal counsel:

•
the ownership structures of our consolidated affiliated entity and our subsidiary in China, both currently and after giving effect to this offering, comply with all existing PRC laws and regulations; and

•
the contractual arrangements among Giganology Shenzhen, our PRC subsidiary, Shenzhen Xunlei and its shareholders governed by PRC law are valid, binding and enforceable, and will not result in any violation of PRC laws or regulations currently in effect.

We have been advised by our PRC legal counsel, however, that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules. Accordingly, the PRC regulatory authorities may take a view that is contrary to the above opinion of our PRC legal counsel. We have been further advised by our PRC legal counsel that if the PRC government finds that the agreements that establish the structure for operating our business to provide digital media download and streaming services, online games and other value-added telecommunication services do not comply with PRC government restrictions on foreign investment in the aforesaid business we engage in, we could be subject to severe penalties including being prohibited from continuing operations. See "Risk factors—Risks related to our corporate structure—If the PRC government finds that the agreements that establish the structure for operating our businesses in China do not comply with PRC governmental restrictions on foreign investment in internet-related business and foreign investors' mergers and acquisition activities in China, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations."

Selected consolidated financial data

The following selected consolidated statements of operations data for the years ended December 31, 2008, 2009 and 2010 and the selected balance sheet data as of December 31, 2009 and 2010 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The selected consolidated statements of operations data for the three months ended March 31, 2010 and 2011 and the summary balance sheet data as of March 31, 2011 are derived from our unaudited interim condensed consolidated financial statements included elsewhere in this prospectus. We have prepared the unaudited interim condensed consolidated financial statements on the same basis as our audited consolidated financial statements. The unaudited interim condensed consolidated financial statements include all adjustments, consisting only of normal and recurring adjustments, which we consider necessary for a fair presentation of our financial position and operating results for the periods presented. We have not included financial information for the years ended December 31, 2006 and 2007, as such information is not available on a basis that is consistent with the consolidated financial information for the years ended December 31, 2008, 2009 and 2010, and cannot be provided on a U.S. GAAP basis without unreasonable effort or expense. Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP. Our historical results for any period are not necessarily indicative of results to be expected for any future period. You should read the following selected financial information in conjunction with the consolidated financial statements and related notes and the information under "Management's discussion and analysis of financial condition and results of operations" included elsewhere in this prospectus.

				For the Three Months Ended March 31,
(in thousands of US$, except for share, per share and per ADS data)	For the Year Ended December 31,
				2010 (unaudited)	2011 (unaudited)
	2008	2009	2010

Selected consolidated statement of operations data:
Revenues, net of rebates and discounts	16,774	29,599	42,782	7,755	15,360
Business tax and surcharges	(1,436)	(2,547)	(2,791)	(518)	(1,021)

Net revenues	15,338	27,052	39,991	7,237	14,339
Cost of revenues	(4,065)	(6,578)	(14,309)	(2,244)	(5,538)

Gross profit	11,273	20,474	25,682	4,993	8,801

Operating expenses(1)
Research and development expenses	(3,767)	(4,289)	(5,786)	(1,249)	(2,182)
Sales and marketing expenses	(4,084)	(4,991)	(4,686)	(935)	(2,227)
General and administrative expenses	(6,987)	(6,823)	(8,112)	(1,357)	(2,920)

Total operating expenses	(14,838)	(16,103)	(18,584)	(3,541)	(7,329)

Operating income (loss)	(3,565)	4,371	7,098	1,452	1,472
Interest income	535	114	107	20	31
Other income (loss), net	(1,547)	962	178	(4)	69

Income (loss) before income tax	(4,577)	5,447	7,383	1,468	1,572
Income tax benefit	—	—	1,089	69	198

Net income (loss)	(4,577)	5,447	8,472	1,537	1,770
Net (income) loss attributable to non-controlling interest	—	—	(6)	3	110

Net income (loss) attributable to Xunlei Limited	(4,577)	5,447	8,466	1,540	1,880

				For the Three Months Ended March 31,
(in thousands of US$, except for share, per share and per ADS data)	For the Year Ended December 31,
				2010 (unaudited)	2011 (unaudited)
	2008	2009	2010

Deemed dividend to certain preferred shareholders	(988)	—	—	—	—
Allocation of net income to participating preferred shareholders	—	(3,470)	(5,394)	(981)	(1,198)

Net income (loss) attributable to Xunlei Limited's common shareholders	(5,565)	1,977	3,072	559	682

Weighted average number of common shares used in per share calculations
Basic	53,037,172	53,037,172	53,037,172	53,037,172	53,037,172
Diluted	53,037,172	69,092,304	72,024,548	70,144,618	75,428,013
Net income (loss) attributable to holders of common shares of Xunlei Limited per common share
Basic	(0.10)	0.04	0.06	0.01	0.01
Diluted	(0.10)	0.03	0.04	0.01	0.01
Net income (loss) attributable to holders of common shares of Xunlei Limited per ADS(2)
Basic				—	—
Diluted				—	—
Weighted average number of common shares used in pro forma per share calculations
Basic			146,162,016		146,162,016
Diluted			165,149,392		168,552,857
Pro forma earnings per common share (unaudited)(3),(5)
Basic			0.06		0.01
Diluted			0.05		0.01
Pro forma earnings per ADS (unaudited)(2),(5)
Basic			0.02		—
Diluted			0.02		—

Notes:

(1)   Share-based compensation expenses were allocated in operating expenses as follows:

				For the Three Months Ended March 31,
	For the Year Ended December 31,
				2010 (unaudited)	2011 (unaudited)
(in thousands of US$)	2008	2009	2010

Research and development expenses	10.5	12.1	180.7	35.3	49.2
Sales and marketing expenses	3.0	2.9	34.5	4.4	13.7
General and administrative expenses	343.2	219.1	118.3	20.0	195.7

Total share-based compensation expenses	356.7	234.1	333.5	59.7	258.6

(2)   Each ADS represents three Class A common shares.

(3)   The unaudited pro-forma earnings per share give effect to our plan to (1) the planned re-designation of 22,267,585 common shares into the equivalent number of Class A common shares, (2) the planned automatic conversion and re-designation of 84,910,407 series A, series A-1 and series B preferred shares into the equivalent number of Class A common shares, (3) the planned re-designation of 30,769,587 common shares into the equivalent number of Class B common shares, (4) the planned automatic conversion and re-designation of 8,214,437 series A, series A-1 and series B preferred shares into the equivalent number of Class B common shares.

(5)   In April 2011, we issued 8,410,200 common shares pursuant to the exercise of vested options by our co-founders and we also issued 5,728,264 series C preferred shares, which will automatically be converted into Class A common shares upon closing of this offering. After giving effect to the exercise of vested options and automatic conversion of series C preferred shares into Class A common shares, our pro forma basic and diluted earnings per common share for the three months ended March 31, 2011 would have been US$0.01 and US$0.01, respectively, and our pro forma basic and diluted earnings per ADS for the three months ended March 31, 2011 would have been US$0.004 and US$0.003, respectively.

	For the Year Ended December 31,			As of March 31, 2011
				2011 Actual (unaudited)	2011 Pro forma(1) (unaudited)
(in thousands of US$)	2008 Actual	2009 Actual	2010 Actual

Selected Consolidated Balance Sheet Data:
Cash and cash equivalents	16,078	18,947	21,353	20,559	20,559
Accounts receivable, net	8,885	11,942	18,794	22,708	22,708
Total current assets	26,264	32,118	45,248	50,422	50,422
Total assets	32,921	38,619	58,830	65,347	65,347

Current liabilities
Accounts payables	981	858	2,592	4,113	4,113
Deferred revenue, current portion	625	1,297	4,086	5,099	5,099
Accrued liabilities and other payables	9,205	8,705	10,711	12,326	12,326
Non-current liabilities
Deferred revenue, non-current portion	—	36	257	320	320
Deferred government grant		—	3,624	3,661	3,661
Total liabilities	10,811	10,896	21,326	25,526	25,526

Series B convertible non-redeemable preferred shares	8	8	8	8	—
Series A-1 convertible non-redeemable preferred shares	9	9	9	9	—
Series A convertible non-redeemable preferred shares	7	7	7	7	—
Common shares	13	13	13	13	—
Class A common shares	—	—	—	—	27
Class B common shares	—	—	—	—	10
Additional paid-in-capital	28,052	28,204	28,538	28,796	28,796
Accumulated other comprehensive income	714	729	1,252	1,536	1,536
Statutory reserves	803	912	1,554	1,554	1,554
(Accumulated losses)/Retained earnings	(7,496)	(2,159)	5,665	7,545	7,545

Total Xunlei Limited's shareholders' equity	22,110	27,723	37,046	39,468	39,468
Non-controlling interest	—	—	458	353	353

Total liabilities and equity	32,921	38,619	58,830	65,347	65,347

Note:

(1)   The unaudited pro-forma consolidated balance sheet data as of March 31, 2011 are adjusted to give effect to (1) the planned re-designation of 22,267,585 common shares into the equivalent number of Class A common shares, (2) the planned automatic conversion and re-designation of 84,910,407 series A, series A-1 and series B preferred shares into the equivalent number of Class A common shares, (3) the planned re-designation of 30,769,587 common shares into the equivalent number of Class B common shares, and (4) the planned automatic conversion and re-designation of 8,214,437 series A, series A-1 and series B preferred shares into the equivalent number of Class B common shares.

				For the Three Months Ended March 31,
	For the Year Ended December 31,
				2010 (unaudited)	2011 (unaudited)
(in thousands of US$)	2008	2009	2010

Selected Cash Flow Statement Data:
Net cash (used in)/generated from operating activities	(2,523)	6,812	11,381	4,121	3,109
Net cash used in investing activities	(3,773)	(3,885)	(13,260)	(1,442)	(3,946)
Net cash (used in)/generated from financing activities	(1,000)	(82)	4,063	88	(61)
Net increase/(decrease) in cash and cash equivalents	(7,296)	2,845	2,184	2,767	(898)
Effect of exchange rate changes	250	24	222	4	104
Cash and cash equivalents at beginning of year/period	23,124	16,078	18,947	18,947	21,353
Cash and cash equivalents at end of year/period	16,078	18,947	21,353	21,718	20,559

Management's discussion and analysis of
financial condition and results of operations

Overview

We are a leading consumer internet platform for digital media content in China. We operate a powerful platform based on cloud computing that enables internet users to access and manage digital content. Our platform combines our proprietary digital media indexing technology and a massively distributed computing network that connects 291 million active users in February 2011, according to iResearch, as well as over one million third-party servers and over 3,600 servers owned by us as of March 31, 2011. Under our leading Xunlei brand, we provide digital media download and streaming services. Our mission is to build a one-stop, consumer-centric platform to enable faster, more reliable and more efficient transmission and management of digital content across multiple internet-enabled devices.

We first launched our core download acceleration software, Xunlei Downloader, in 2004, which gradually evolved into the central interface for a growing collection of premium download-related services designed to further enhance our users' download experience. The core download acceleration functionality makes Xunlei Downloader the most popular download acceleration application in China, with a 78.7% market share based on the number of software launches among all download software in China in February 2011, according to iResearch. Xunlei Downloader was used in an average of approximately 138 million downloads per day in 2010. These downloads are available to internet users free of charge. Leveraging the popularity of Xunlei Downloader, we launched our Xunlei Kankan online video streaming website in 2007 to enable our users to stream high-definition movies and television programs and other professionally produced content offered on our website. Xunlei Kankan is the third largest video streaming portal in China, as measured by the monthly unique visitors from homes and offices in April 2011 according to iResearch. Xunlei Kankan had 120.7 million monthly unique visitors from homes and offices in April 2011.

We generate revenues from multiple sources, including cloud-based subscription services, online advertising and other services. Multiple revenue streams provide us with both revenue diversification and multiple growth areas. We implemented our current cloud-based subscription service revenue model in March 2009 and, by the end of March 2011, we had developed over 1.3 million subscribers. Our subscription services provide users with exclusive services, such as premium download-related and cloud storage services, for a subscription fee of RMB9.8 (US$1.51) or RMB15 (US$2.31) per month depending on the payment channel that a subscriber chooses, and for a per-transaction fee payment. We also generate online advertising revenues derived principally from various forms of advertisements that we place on Xunlei Kankan and Xunlei Downloader. We provided our advertising services to 246, 334 and 348 advertisers in 2008, 2009 and 2010, respectively and the same number increased from 110 in the three months ended March 31, 2010 to 141 in the same period in 2011. Furthermore, we generate revenues from other services such as online games, software licensing, and content distribution.

We have experienced significant growth in recent years. Our revenues increased from US$16.8 million in 2008 to US$29.6 million in 2009 and to US$42.8 million in 2010, representing a CAGR of 59.7%. We incurred a net loss attributable to Xunlei of US$4.6 million in 2008 and achieved net income attributable to Xunlei Limited of US$5.4 million and US$8.5 million in 2009 and 2010, respectively. Our revenues increased by 98.1% from US$7.8 million for the three months ended March 31, 2010 to US$15.4 million for the same period in 2011, and net income attributable to Xunlei increased from US$1.5 million for the three months ended March 31, 2010 to US$1.9 million for the same period in 2011. In April 2011, we granted options to purchase 841,784 common shares to our employees. The vesting period of these options is four years.

Major factors affecting our results of operations

Our business and operating results are subject to general factors affecting the internet industry in China, including overall economic growth, which has resulted in increases in disposable income and consumer spending, government and industry initiatives accelerating the technological advancement and growth of internet industry, the growth of internet usage and penetration rate in China, strong preference of Chinese consumers for accessing digital media content through the internet, the greater availability of digital media content on the internet, in particular online videos, and the increasing acceptance of online advertising as part of advertisers' overall marketing strategy and spending. Our results of operations will continue to be affected by such general factors.

Our results of operations are also directly affected by a number of company-specific factors, including:

Our ability to continue to enhance and expand our service offerings and grow our user base.

As our industry evolves rapidly and user preference for our services may change quickly, our revenues and results of operations significantly depend on our ability to continue enhancing and expanding our service offerings to meet evolving user preference and market demands. We will continue to devote significant research, development and marketing resources to enhance, expand and promote our service offerings while continuing to explore new business opportunities.

We believe that continuing to enhance and expand our service offerings and broaden our reach into multiple internet-enabled devices will help us maintain and expand our large and valuable user base of highly engaged Chinese consumers who frequently access digital media content online. As a result of our large user base and our continuous effort to further enhance the attractiveness of our advertising solutions, we are able to offer our advertisers a powerful marketing platform on Xunlei Downloader, Xunlei Kankan and Xunlei Media Player. Therefore, the size of our user base directly affects the effectiveness of our advertising services to advertisers, which affects our advertising revenues.

In particular, we have historically made efforts to grow the user traffic of Xunlei Kankan to capitalize the fast growth of China online advertisement market and have established Xunlei Kankan as the third largest video streaming portal in China, as measured by the monthly unique visitors from homes and offices in April 2011 according to iResearch. With the success of Xunlei Kankan's user traffic growth, we started to sell video advertisements on Xunlei Kankan in 2008 and have achieved significant advertisement revenue growth since then. As the monetization of Xunlei Kankan is still at an early stage, we will continue to focus on further monetizing our large user traffic by increasing sales of advertisement spaces available on Xunlei Kankan while maintaining Xunlei's market-leading position and the number of its monthly unique visitors on Xunlei Kankan within a relatively manageable and stable range. The target range of monthly unique visitors that we currently try to maintain is from 110 million to 140 million. This target range is determined to be at a level where we believe Xunlei Kankan can maintain its market position as one of the top three largest online video streaming portals in China and at the same time ensure its attractiveness to advertisers. We plan to maintain user traffic to the Xunlei Kankan website by continuing to purchase video content as well as servers and bandwidth to improve the quality of streaming video on the Xunlei Kankan website. Our efforts at increasing monetization include strengthening our sales efforts to attract large brand advertisers and promoting video advertising solutions on Xunlei Kankan. We monitor the level of monthly unique visitors on Xunlei Kankan as well as that of our competitors on a monthly basis. We intend to further grow the user traffic on Xunlei Kankan beyond the current target range (1) when we manage to sufficiently improve the monetization of the advertisement spaces available for sale on Xunlei Kankan, or (2) if the growth of our competitors' monthly unique visitors poses potential threats to our market position. We plan to achieve such growth through additional measures such as increasing marketing and promotion of Xunlei Kankan, including placing links to the Xunlei Kankan website at more prominent locations on Xunlei Downloader, and purchasing additional servers and bandwidth. We will incur additional costs to purchase more servers and bandwidth to achieve such growth, which could negatively affect the profit margins and results of operations in the relevant periods.

In addition, the revenues we derive from our cloud-based subscription services may also be affected by the size of our user base. More users participating in our resource discovery network will in turn improve the performance and quality of our services.

Our ability to further monetize our user base.

Our revenues and results of operations depend on our ability to further monetize our large user base. In particular, we will focus on expanding our subscriber base by converting a greater portion of our users into subscribers through enhancing our subscriber-only offerings and more prominently promoting our subscriber services. We currently offer our subscribers premium download-related services that significantly improve download performance, along with other value-added services such as cloud-based storage. We launched our subscription services in March 2009 and, as of March 31, 2011, approximately 0.4% of our users are subscribers, which implies significant future growth potential in our subscriber base.

Our ability to maintain our technology leadership and cost-efficient infrastructure.

Our results of operations depend on our ability to maintain our technology leadership, in particular, the performance of our resource discovery network, which enables us to deliver superior digital media downloading and streaming services to our users in a cost efficient manner. Our resource discovery network leverages our distributed computing power, computing and storage capacity and significantly reduces our reliance on servers operated by us, which in turn provides us with cost advantage in terms of bandwidth costs, which is a significant component of our cost of revenues, and other infrastructure-related costs, such as depreciation of servers and other equipment. As part of our expansion strategy, we plan to devote substantial resources to research and development in order to better serve our users. Therefore, the costs associated with our research and development are expected to increase in the near future.

Our ability to control our other costs and operating expenses.

Our results of operations depend on our ability to control our other costs and operating expenses. As we further grow our business and expand our content library on Xunlei Kankan to further enhance user experience, our content cost will increase, which may affect our near-term profit margin, and our profitability will increasingly depend on the content licensing costs. In particular, we intend to focus on licensing more newly released movies and television series for Xunlei Kankan to attract users, and making our platform and user base more attractive to our advertisers, which we believe will drive our advertising revenues. Our gross margins will be affected by the content costs if our revenues do not grow in line with the expansion of our content library for Xunlei Kankan. Our profitability also depends on our ability to control our payment handling fees related to our paid services. We currently work with third-party payment handling channels to collect fees generated from our cloud-based subscription services and other paid services. As we increase our subscription business or other value-added service, these handling fees will increase, which may, if not controlled, also impact our profitability.

Description of certain statement of operations items

Revenues

Our revenues amounted to US$16.8 million, US$29.6 million and US$42.8 million in the years ended December 31, 2008, 2009 and 2010, and US$7.8 million and US$15.4 million in the three months ended March 31, 2010 and 2011, respectively. We derive our revenues primarily from online advertising, cloud-based subscription services and other sources including online games, traffic referral programs, software licensing and content distribution. The following table sets forth the principal components of our revenues by amount and as a percentage of our revenues for the periods presented.

							For the Three Months Ended March 31,
	For the Year Ended December 31,
							2010 (unaudited)		2011 (unaudited)
	2008		2009		2010
(in thousands of US$, except for percentages)	Amount	% of Revenues	Amount	% of Revenues	Amount	% of Revenues	Amount	% of Revenues	Amount	% of Revenues

Online advertising(1)	11,861	70.7	20,366	68.8	24,973	58.4	4,621	59.6	7,835	51.0
Subscription-related services	—	—	715	2.4	7,233	16.9	887	11.4	4,060	26.4
Games and others	4,913	29.3	8,518	28.8	10,576	24.7	2,247	29.0	3,465	22.6

Total	16,774	100.0	29,599	100.0	42,782	100.0	7,755	100.0	15,360	100.0

(1)   Online advertising revenues are presented net of rebates paid and payable to third-party advertising agencies, as set forth below:

				For the Three Months Ended March 31,
	For the Year Ended December 31,
				2010 (unaudited)	2011 (unaudited)
(in thousands of US$)	2008	2009	2010

Rebates paid and payable to third-party advertising agencies	3,328	4,090	3,790	743	1,383

Online advertising.    Our online advertising revenues are derived principally from various forms of advertisements that we place on our Xunlei Kankan website and Xunlei Downloader. We price our advertising services based on various factors, including the form of advertising, specific targeting requirements, duration of the time slot purchased and popularity of the content in which the advertisements will be placed. A significant majority of our advertisers purchase our online advertising services through third-party advertising agencies. As is customary in the advertising industry in China, we pay rebates to third-party advertising agencies and recognize revenues net of these rebates.

In 2008 and 2009, the majority of the advertisements have been placed on Xunlei Downloader primarily in the form of banner advertisements and pop-up advertisements. Beginning in 2008, we also started to offer video advertisements on Xunlei Kankan. In December 2009, we made a decision to discontinue delivering pop-up advertisements on Xunlei Downloader to further improve our user experience and enhance user engagement. At the same time, we focused on offering video advertisements on Xunlei Kankan, which has achieved significant growth since 2008. As a result, there has been a significant change in online advertising revenue contribution in 2010 from Xunlei Downloader to Xunlei Kankan.

The following table sets forth the online advertising revenues we derive from different platforms by amount and as a percentage of our total online advertising revenues for the periods presented:

	For the Year Ended December 31,				For the Three Months Ended March 31, 2011
	2009		2010		(unaudited)
(in thousands of US$, except for percentages)	US$	%	US$	%	US$	%

Xunlei Kankan	8,904	43.7	17,809	71.3	5,370	68.5
Xunlei Downloader and other	11,462	56.3	7,164	28.7	2,465	31.5

Total online advertising revenue	20,366	100.0	24,973	100.0	7,835	100.0

The most significant factors that directly affect our online advertising revenues include:

•
The number of advertisers that use our online advertising services.  The number of advertisers that use our online advertising services increased from 246 in 2008 to 334 in 2009 and to 348 in 2010, and the same number increased from 110 in the three months ended March 31, 2010 to 141 in the same period in 2011. We calculate the number of advertisers during a given quarter or a year as the number of advertisers to whom we have delivered advertising services during that period. An advertiser to whom we have delivered services more than once in a period is counted as one advertiser for that period.

•
The average spending per advertiser.  The average spending per advertiser increased from approximately US$48,200 in 2008 to approximately US$61,000 in 2009, and to approximately US$71,800 in 2010, and the same number increased from approximately US$42,000 in the three months ended March 31, 2010 to approximately US$55,600 for the same period in 2011. We generally generate less revenues from online advertising sales during the first quarter of each year, due to the impact of the Chinese new year holidays. The amount of average advertising spend per advertiser is the result of our total advertising revenues during a quarter or a year divided by the number of advertisers for that period.

Subscription-related services.    We introduced our cloud-based subscription services in March 2009 and we generated revenues from providing our users with exclusive services, such as access to high-speed online downloading, premium download-related or access privileges and cloud storage, for a time-based subscription fee of RMB9.8 (US$1.51), or RMB15 (US$2.31) per month as the case may be, depending on the payment method. We also offer services and products for a per-transaction fee payment that range from RMB1.00 (US$0.15) to RMB50.00 (US$7.72); these products primarily consist of downloads of popular games and products from our digital content store, such as individual downloads of high-definition movies or television series. Our subscription revenues, as a percentage of our revenues, increased from 2.4% in 2009 to 16.9% in 2010 and further to 26.4% in the three months ended March 31, 2011, and are expected to continue to increase over time as we focus on growing our subscriber base.

The most significant factor that directly affects our subscription revenues is the number of subscribers. We introduced our subscription-based services in March 2009 and we had over 1.3 million subscribers as of March 31, 2011. We plan to further expand our subscriber base in the future.

The following table sets forth the number of subscribers we have at the end of the periods presented.

As of	June 30, 2009	September 30, 2009	December 31, 2009	March 31, 2010	June 30, 2010	September 30, 2010	December 31, 2010	March 31, 2011

Number of subscribers	18,247	79,029	162,667	307,182	443,832	619,017	1,030,915	1,304,053

Games and others.    We currently derive other revenues from online games, traffic referral programs, software licenses and content distribution. Games and other revenues as a percentage of our revenues decreased as a percentage of our revenues from 29.3% in 2008 to 28.8% in 2009, and to 24.7% in 2010, and this percentage decreased from 29.0% in the three months ended March 31, 2010 to 22.6% in the same period in 2011. We actively seek new business opportunities that complement our existing core downloading and video streaming related services offerings to further improve our overall user experience.

Cost of revenues

Our cost of revenues consists primarily of (i) bandwidth costs; (ii) content costs; (iii) depreciation of servers and other equipment; and (iv) payment handling fees paid to payment channels for cloud-based subscription services, online games and other services. The cost of revenues amounted to approximately US$4.1 million, US$6.6 million and US$14.3 million during the years ended December 31, 2008, 2009 and 2010 and US$2.2 million and US$5.5 million in the three months ended March 31, 2010 and 2011, respectively. The following table sets forth the components of our cost of revenues by amount and as a percentage of our revenues for the periods presented:

							For the Three Months Ended March 31,
	For the Year Ended December 31,
							2010 (unaudited)		2011 (unaudited)
	2008		2009		2010
(in thousands of US$, except for percentages)	Amount	% of Revenues	Amount	% of Revenues	Amount	% of Revenues	Amount	% of Revenues	Amount	% of Revenues

Bandwidth costs	2,516	15.0	3,261	11.0	5,746	13.4	1,139	14.7	2,324	15.1
Content costs	888	5.3	2,167	7.3	5,070	11.9	585	7.5	1,422	9.3
Depreciation of servers and other equipment	630	3.7	969	3.3	1,562	3.7	309	4.0	586	3.8
Payment handling fees and other costs	31	0.2	181	0.6	1,931	4.5	211	2.7	1,206	7.9

Total	4,065	24.2	6,578	22.2	14,309	33.5	2,244	28.9	5,538	36.1

Bandwidth costs.    Bandwidth costs are the fees we pay to telecommunications carriers and other service providers for telecommunications services and for hosting our servers at their internet data centers. Bandwidth is a significant component of our cost of revenues and therefore an important factor affecting our profitability. We expect our bandwidth costs to increase on an absolute basis primarily due to an increased need for bandwidth to support the growth of our user traffic on Xunlei Kankan and premium download-related and other services for our subscribers. We believe that our distributed computing network gives us significant cost advantages in providing downloading and streaming services compared with traditional client-server architecture that may require considerably more investment in infrastructure, including servers and bandwidth, to support the same level of user activities.

Content costs.    Content costs primarily consist of content licensing fees, including related amortization that we pay to copyright owners or content distributors to expand the collection of our video content library for Xunlei Kankan. Our content costs increased significantly from 2008 to 2009 and to 2010 and from the three months ended March 31, 2010 to the same period in 2011 primarily due to the fast expansion of our content library on Xunlei Kankan, especially with a focus on licensing more premium content as well as exclusive rights on certain movies and television series for re-distribution. The increase of our content costs is also due to an increase in unit cost of content acquisition of professionally produced content such as licensing fees for television series and movies, since the second half of 2009, due to the increased market demand for such content in China. We expect our content costs to increase on an absolute basis over time.

Depreciation of servers and other equipment.    We include depreciation expense for servers and other equipment that are directly related to our business operations and technical support in our cost of revenues. Our depreciation expense increased 53.6% from 2008 to 2009 and 61.2% from 2009 to 2010 as we acquired more servers and other equipment to accommodate increased user traffic on Xunlei Kankan and increased number of subscribers using our premium download-related and other services. As of March 31, 2011, among over 3,600 servers operated by us, 675 were dedicated to Xunlei Kankan. We expect our depreciation expense to increase on an absolute basis as we continue to invest in additional servers and other equipment to accommodate the growth of our user and subscriber base, but to decrease as a percentage of our revenues over time.

Payment handling fees and other costs.    Users can make payments for our cloud-based subscription services, online games and other services through third-party online, fixed phone line and mobile phone payment channels. These third-party payment channels typically charge a handling fee for their services. Our subscribers generally have preferred to make subscription payments through mobile phones. However, as the third-party mobile payment channel generally charges higher handling fees than other channels, we recently modified our subscription fee structure to encourage our subscribers to use other available payment channels. We expect such payment handling fees to increase as we continue to grow our paid service offerings. Other costs mainly represent the share of online game revenue remitted to developers of exclusive games.

Operating expenses

Our operating expenses consist of (i) research and development expenses, (ii) sales and marketing expenses, and (iii) general and administrative expenses. The following table sets forth the components of our operating expenses by amount and as a percentage of our revenues for the periods presented:

							For the Three Months Ended March 31,
	For the Year Ended December 31,
							2010 (unaudited)		2011 (unaudited)
	2008		2009		2010
(in thousands of US$, except for percentages)	Amount	% of Revenues	Amount	% of Revenues	Amount	% of Revenues	Amount	% of Revenues	Amount	% of Revenues

Research and development expenses	3,767	22.5	4,289	14.4	5,786	13.4	1,249	16.1	2,182	14.2
Sales and marketing expenses	4,084	24.3	4,991	16.9	4,686	11.0	935	12.1	2,227	14.5
General and administrative expenses	6,987	41.7	6,823	23.1	8,112	19.0	1,357	17.5	2,920	19.0

Total	14,838	88.5	16,103	54.4	18,584	43.4	3,541	45.7	7,329	47.7

Research and development expenses.    Research and development costs consist primarily of salary and benefits for our research and development personnel. Costs incurred during the research phase are expensed as incurred. Costs incurred for the development of the download software prior to the establishment of technological feasibility are expensed when incurred. We expect our research and development costs to increase in the near term as we continue to expand our research and development team to develop new service offerings.

Sales and marketing expenses.    Sales and marketing costs consist primarily of salary, sales commission and benefits for our sales and marketing personnel and marketing and promotional expenses. We expect our sales and marketing expenses to increase in the near term as we expect to hire additional sales personnel and invest in brand enhancement efforts.

General and administrative expenses.    General and administrative expenses consist primarily of salary and benefits, professional service fees and other administrative expenses. We expect our general and administrative expenses to increase in the near term as our business continues to grow and we incur increased costs related to complying with our reporting obligations under the U.S. securities laws as a public company.

Our operating expenses as a percentage of revenues decreased in the past three years due to our economy of scale and we expect this trend to continue in the near future as we further expand our businesses.

Taxation

Cayman Islands

We are incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, we are not subject to tax on income or capital gains. Additionally, upon payment of dividends by us to our shareholders, no Cayman Islands withholding tax will be imposed.

China

PRC Enterprise Income Tax, or EIT

Companies established in the Shenzhen Special Economic Zone of the PRC were subject to EIT at a rate of 15% before 2008. On March 16, 2007, the PRC National People's Congress promulgated the New EIT Law, adopting a unified EIT rate of 25%. In addition, the New EIT Law also provides a five-year transitional period starting from its effective date for those enterprises that were established before the date of promulgation of the New EIT Law and that were entitled to preferential income tax rates under the then effective tax laws or regulations. On December 26, 2007, the State Council issued the "Circular for Implementation of the Transitional Preferential Policies for the Enterprise Income Tax." Pursuant to this Circular, the transitional income tax rates for enterprises established in the Shenzhen Special Economic Zone before March 16, 2007 are 18%, 20%, 22%, 24% and 25% for 2008, 2009, 2010, 2011 and 2012, respectively.

As approved by the relevant tax authority, Giganology Shenzhen was further exempt from EIT for two years commencing from the first year of profitable operation after offsetting prior years' tax losses, followed by a 50% reduction for the next three years ("2-year Exemption and 3-year 50% Reduction"). The first year of profit operation of Giganology Shenzhen was 2006. According to new EIT Law, Giganology Shenzhen could still enjoy the tax holidays which were grandfathered by the New EIT Law. Accordingly, the applicable EIT rates for Giganology Shenzhen were 9%, 10%, 11% and 24% for the year ended December 31, 2008, 2009, 2010 and 2011 respectively.

According to a policy promulgated by the PRC State tax bureau, enterprises that engage in research and development activities are entitled to claim 150% of the research and development expenses incurred in a year as tax deductible expenses in determining their tax assessable profits for that year ("Super Deduction"). Shenzhen Xunlei has been claiming this Super Deduction in ascertaining its tax assessable profits and brought forward tax losses from 2009 onwards. In addition, approved by the relevant tax authority in July 2010, Shenzhen Xunlei was recognized as an enterprise engaged in software development activities. Accordingly, it is entitled to a tax holiday of 2-year Exemption and 3-year 50% Reduction from 2010 onwards. As a result, the applicable tax rate of Shenzhen Xunlei for the years ended December 31, 2008, 2009, 2010 and 2011 were 18%, 20%, 0% and 0%, respectively.

The subsidiaries outside Shenzhen Special Economic Zone were all established after January 1, 2008, and are therefore subject to EIT at a rate of 25%.

In addition, according to the New EIT Law and its implementation rules, foreign enterprises which have no establishment or place in the PRC but derive dividends, interest, rents, royalties and other income (including capital gains) from sources in the PRC shall be subject to PRC withholding tax at 10% (a further reduced withholding tax rate may be available according to the applicable double tax treaty or arrangement).

Internal control over financial reporting

In preparing our consolidated financial statements, we and our independent registered public accounting firm identified a material weakness, a significant deficiency and other control deficiencies in our internal control over financial reporting as of December 31, 2010. As defined in standards established by the PCAOB, a "material weakness" is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

The material weakness identified related to a lack of accounting resources in U.S. GAAP and SEC reporting requirements, and the significant deficiency identified related to a lack of documented comprehensive U.S. GAAP accounting policies and financial reporting procedures. Neither we nor our independent registered public accounting firm undertook a comprehensive assessment of our internal control under the Sarbanes-Oxley Act for purposes of identifying and reporting any weakness or significant deficiency in our internal control over financial reporting, as we and they will be required to do once we become a public company. Had we performed a formal assessment of our internal control over financial reporting or had our independent registered public accounting firm performed an audit of our internal control over financial reporting, additional control deficiencies may have been identified.

To remedy our identified material weakness, significant deficiency and other control deficiencies in connection with preparation of our consolidated financial statements, we have adopted several measures to improve our internal control over financial reporting. For example, we (i) hired a chief financial officer with a solid understanding of, and extensive work experience involving, U.S. GAAP and SEC financial reporting, (ii) hired four full time reporting/accounting managers with U.S. GAAP experience, (iii) organized training sessions regarding U.S. GAAP for our accounting staff, (iv) performed additional review procedures, including a thorough review of journal entries and reconciliations for key accounts, to ensure the completeness and accuracy of the consolidated financial statements prepared in accordance with U.S. GAAP, (v) engaged an internationally recognized Sarbanes-Oxley compliance advisor to help with compliance, (vi) set up an internal control/audit department, currently staffed with one internal auditor, who is from a Big Four international accounting firm, and additional financing personnel with auditing experience, and (vii) have future plans in place to recruit more experienced personnel to build a stronger accounting and finance team. In addition, we plan to further increase the number of employees with knowledge of U.S. GAAP and SEC regulations within our finance and accounting departments, fully implement an in-house developed enterprise resource development system and continue to provide our accounting staff with U.S. GAAP training. Moreover, we plan to engage a third-party consultant to assist us to improve our internal control procedures as well as to assist us to design and implement Sarbanes-Oxley compliance policies. We expect to complete the measures discussed above by the end of 2012 and will continue to implement measures to remedy our internal control deficiencies in order to meet the deadline imposed by Section 404 of the Sarbanes-Oxley Act. We expect that we will incur significant costs in the implementation of such measures. However, the implementation of these measures may not fully address the deficiencies in our internal control over financial reporting. We are not able to estimate with reasonable certainty the costs that we will need to incur to implement these and other measures designed to improve our internal control over financial reporting. See "Risk factors—Risks related to our business and industry—If we fail to maintain an effective system of internal control over financial reporting, we may be unable to accurately report our financial results or prevent fraud, and investor confidence in our company and the market price of our ADSs may be adversely affected."

Critical accounting policies

We prepare our financial statements in conformity with U.S. GAAP, which requires us to make estimates and assumptions that affect our reporting of, among other things, assets and liabilities, contingent assets and liabilities and revenues and expenses. We regularly evaluate these estimates and assumptions based on the most recently available information, our own historical experiences and other factors that we believe to be relevant under the circumstances. Since our financial reporting process inherently relies on the use of estimates and assumptions, our actual results could differ from what we expect. This is especially true with some accounting policies that require higher degrees of judgment than others in their application. We consider the policies discussed below to be critical to an understanding of our audited consolidated financial statements because they involve the greatest reliance on our management's judgment.

Revenue recognition

Advertising revenue

We derive our advertising revenues principally from online advertising. We provide advertisement placements on our web pages in different formats, including but not limited to video, banners, links, logos and buttons. We enter into advertising contracts with third-party advertising agencies, as well as with advertisers directly.

Transactions with third-party advertising agencies

For contracts entered into with third-party advertising agencies, the third-party advertising agencies will in turn sell the advertising services to advertisers. Revenue is recognized ratably over the contract period of display based on the following criteria:

•
There is a persuasive evidence that an arrangement exists: we will enter into framework and execution agreements with the advertising agencies, specifying price, advertising content, format and timing;

•
Price is fixed and determinable: price charged to the advertising agencies are specified in the agreements, including relevant discount and rebate rates;

•
Services are rendered: we recognize revenue ratably over the contract period of display; and

•
Collectability is reasonably assured: we assess credit history of each advertising agency before entering into any framework and execution agreements. If the collectability from the agencies is assessed as not reasonably assured, we recognize revenue only when the cash is received and all the other revenue criteria are met.

We provide sales incentives in the forms of discounts and rebates to third party advertising agencies based on purchase volume. As the advertising agencies are viewed as the customers in these transactions, revenue is recognized based on the price charged to the agencies, net of sales rebates provided to the agencies. Quarterly sales rebates are estimated and recorded at the time of revenue recognition based on the contracted rebate rates and the estimated sales volume based on historical experience, and adjusted at the end of each quarter.

We regularly monitor sales volume from each customer and adjust our estimated rebate at the end of each reporting period. Annual sales rebates are assessed on a quarterly basis based on the contracted rebate rates and the estimated sales volume for the full year, based on actual sales to date and estimated sales for the rest of the year. Such rebates are adjusted at the year end based on actual volume achieved.

Transactions with advertisers

We also enter into advertisement contracts directly with advertisers. Similar to transactions with third-party advertising agencies, we recognize revenue ratably over the contract period of display. The terms and conditions, including price, are fixed according the contract between us and the advertisers. We also perform a credit assessment of all advertisers prior to entering into contracts. Revenue is recognized based on the amount charged to the advertisers.

Where our customers purchase multiple advertising spaces with different display periods in the same contract, we allocate the total consideration to the various advertising elements based on their relative fair values and recognize revenue for the different elements over their respective display periods. We determine the fair values of different advertising elements based on the prices charged when these elements were sold on a standalone basis.

Subscriber revenue

We operate a subscription program where our subscribers can have access to high speed online downloading, basic online storage space and other access privileges. Subscribers may also subscribe for additional online storage space at a specified fee. The subscription fee is collected up-front from subscribers except in cases where members elect to pay via their telecom operators, under which circumstance the subscription fee is collected when the subscribers pay their monthly phone bills. The receipt of revenue is initially recorded as deferred revenue and revenue is recognized over the period of subscription as services are rendered. We evaluate the principal-versus-agent criteria and determined that we are the principal in the transaction and accordingly record revenue on a gross basis. In determining whether to report revenues gross for the amount of subscription revenue, we assess whether we maintain the principal relationship with the subscribers, whether we bear the credit risk and whether we have latitude in establishing prices. Payment handling fees levied by online, fixed phone line and mobile payment channels are recorded as the cost of revenues in the same period as the revenue for the subscription fee is recognized.

Other revenues

Revenues from traffic referral programs.    We refer online traffic to use the services of our search engine customers. On a monthly basis, we receive data on the user traffic and the related monthly revenue generated from the use of these services. Under these programs, we recognize our share of revenues based on contractual rates applied to user traffic referred to these services of our search engine customers.

Online game revenue.    We generate revenues from providing an online game platform to gaming players. Users play games through our platform free of charge and are charged for purchases of virtual items which include consumable and perpetual items that can be utilized in the online games. Pursuant to contracts signed between us and game developers, revenues from the sale of virtual items are shared based on a pre-agreed ratio for each game. Prior to 2010, all licensing contracts with game developers were non-exclusive. In 2010, we started to enter into exclusive licensing contracts with certain game developers. We also incur payment handling fees, which are recorded as cost of revenues.

  Non-exclusive licensing contracts

  The games under non-exclusive licensing contracts are maintained, hosted and updated by the game developers. We evaluated the principal-versus-agent criteria described above and determined that for non-exclusive licensing contracts, the game developers are determined to be the principal. Accordingly, we record online game revenue, net of the portion remitted to the game developers.

  Given that online games are managed and administered by the game developers for non-exclusive licensed games, we do not have access to the data on the consumption details and the types of virtual items purchased by the game players. However, we have data of when a particular user makes a purchase and logs into the game. We have adopted a policy to recognize revenues relating to both consumable and perpetual items, over the shorter of (1) estimated lives of the games and (2) the estimated lives of the user relationship with us, which were approximately three to six months for the periods presented.

  Exclusive licensing contracts

  For exclusive licensing contracts with game developers, the games are maintained and hosted by us. Accordingly, where we are determined to be the principal, we record online game revenue on a gross basis, with the amount remitted to the game developers reported as cost of revenue. Payment handling fee is recognized as cost of revenue when the related revenues are recognized.

  For exclusive licensed games which are maintained on our server, we have access to the data on the consumption details and types of virtual items purchased by the game players. Accordingly, revenue related to consumable items are recognized immediately upon consumption while revenue related to perpetual items are recognized over the shorter of (1) estimated lives of the games and (2) estimated life of the user relationship with us. Any changes in our estimates of lives of virtual items may result in our revenues being recognized on a basis different from prior periods and may cause our operating results to fluctuate.

For both non-exclusive and exclusive licensed games, we estimate the life of virtual items to be the shorter of the estimated lives of the games and the estimated lives of the user relationship.

To estimate the life of the user relationship, we maintain a software system that captures the following information for each user: the date of first log-in, the date of first purchase for a virtual item, the date of last purchase for a virtual item and the date the user ceases to play the game. We estimate the life of the user relationship to be the average period from the first purchase of a virtual item to the date the user ceases to play the game. The estimate of the life of the user relationship is based only on the data of those users who have purchased virtual items and is made on a game-by-game basis.

To estimate the life of the games, we consider both games that we operate as well as games in the market that are of a similar nature. We group these games by their nature, in categories such as simulation games, role playing games and others, which appeal to players belonging to different demographics. We estimate that the life of each group of the games to be the average period from the date of launch for such games to the date the games are expected to be removed from the website or terminated altogether. When we launch a new game, we estimate the life of the game and user relationship based on lives of other similar games in the market until the new game establishes its own history.

Adjustments arising from the changes of estimated lives of virtual items are applied prospectively as such changes are resulted from new information indicating a change in the game player behavioral patterns. Any changes in our estimates of lives of virtual items may result in our revenues being recognized on a basis different from prior periods and may cause our operating results to fluctuate. For example, if estimated lives of virtual items were more or less by one-month from January 1, 2010, our net income would have decreased or increased by approximately US$0.2 million for the year ended December 31, 2010. We periodically assess the estimated lives of the virtual items and any changes from prior estimates are accounted for prospectively.

Game players can purchase game currency via an online payment channel. We incur service fees levied by these payment channels, and such payment expenses are recorded as the cost of revenues when the related revenues are recognized.

Sale of software licenses.    We sell software licenses to television manufacturers, set-top box manufacturers and set-top box distributors. In general, a fixed license purchase fee, as stipulated in the framework contract, is charged to manufacturers who install the software into the final product. Sales of software licenses are recognized when the license codes are delivered to the manufacturers or distributors, net of estimated return and when collection is reasonably assured. We estimated our return rate based on historical experience and the expected growth of the television broadcasting industry in China based on publicly available industry data. We perform credit assessments of all potential customers prior to entering into sales contracts. At the time of revenue recognition, we accrue the warranty costs for bug-fixing services. We do not provide subsequent upgrades or other post contract services after delivery of the software licenses.

In addition, we offer sales incentive arrangements based on purchase volume, whereby a progressive declining unit price is applied when certain purchase volume is met. Given each purchase from the manufacturers is a separate purchasing decision of the customer, revenue is recognized based on the unit price applicable to each purchase.

As of December 31, 2010, we also had one contract to provide unlimited licenses to a manufacturer for twelve months at a fixed fee, for which licensing revenue is recognized over the contract period.

Share-based compensation

We recognize share-based compensation based on the fair value of equity awards on the date of the grant, with compensation expense recognized using a straight-line vesting method over the requisite service period of the awards, which is generally the vesting period.

The following table sets forth the options granted that were outstanding as of March 31, 2011:

Period of option grant	Options outstanding	Exercise price (US$)	Fair value of options (US$)	Fair value of common shares (US$)

Prior to 2010	23,880,688
First quarter, 2010	1,574,077	2.75	0.19	1.06
Second quarter, 2010	243,332	2.75	0.54	1.77
Third quarter, 2010	918,659	2.4-2.75	0.99-1.09	2.48
Fourth quarter, 2010	1,299,448	0.13-2.75	1.78-3.44	3.55
First quarter, 2011	592,632	2.00-3.80	3.14-4.07	5.65

Total	28,508,836

In addition, we granted options to purchase 841,784 common shares to our employees in April 2011.

We estimate the fair value of share options granted using the Black-Scholes option pricing model. The key assumptions used to determine the fair value of the options at the relevant grant dates were as follows:

	2008	2009	2010	The first quarter of 2011

Risk-free interest rate	3.82 to 4.11%	2.97 to 3.32%	2.16% to 3.06%	2.17%
Dividend yield	—	—	—	—
Volatility rate	47% to 50%	49%	48%	51%
Expected term (in years)	4.6-7	4.6	4.6	4.6

The risk-free interest rates of periods within the contractual life of the share options is based on the U.S. dollar Chinese government bond yield data from Bloomberg as of the valuation dates. We have no history or expectation of paying dividends on our common stock. Expected volatility is estimated based on the average historical volatilities of shares of the comparable publicly listed companies from Bloomberg as of the valuation dates. The expected term is estimated by assuming the share options will be exercised in the middle point between the vesting dates and maturity dates.

We estimated the fair value of our common shares based on valuations performed by our management with the assistance of an independent valuer for options granted after January 1, 2008 and through March 31, 2011. Determining the fair values of our common shares requires our management to make complex and subjective judgments regarding our projected financial and operating results, the unique business risks, the liquidity of our common shares and operating history and prospects at the time of each grant. Therefore, these fair values are inherently uncertain and highly subjective.

The assumptions used to derive the fair values of our common shares include:

•
no material changes in the existing political, legal, fiscal and economic conditions in China;

•
no major changes in tax law in China or the tax rates applicable to our subsidiaries or consolidated affiliated entities in China;

•
no material changes in the exchange rates and interest rates from the presently prevailing rates;

•
availability of finance not a constraint on our future growth;

•
our ability to retain competent management, key personnel and technical staff to support our ongoing operations; and

•
no material deviation in market conditions from economic forecasts.

In arriving at the estimated fair value of our common shares, we have considered three generally accepted approaches, namely, market approach, cost approach and income approach. In our opinion, the market approach and cost approach are inappropriate for the valuation. First, the market approach requires market transactions of comparable assets as an indication of value, and we have not identified any current market transactions which are comparable. Second, the cost approach does not directly incorporate information about the economic benefits contributed by the underlying business. We decided to rely upon the income approach as the sole means of valuation since we believe the income approach better captures our financial situation as of each valuation date. We determined our total equity value by employing the discounted cash flow method under the income approach. The discounted cash flow method is a method within the income approach whereby the present value of future expected net cash flows is calculated using a discount rate.

For the income approach, we forecasted our future debt-free net cash flows for six to twelve years subsequent to the valuation date and applied a Gordon Growth Model to calculate the terminal debt-free cash flow after six years. The net cash flow was then discounted to present value using a risk-adjusted discount rate, which was based on market inputs using a capital asset pricing model that reflected the risks associated with achieving our forecasts. The projections used for each valuation date were made based upon the expected outlook on our operating performance through the forecast periods. The assumptions underlying the estimates were consistent with our business plan. The terminal or residual value at the end of the projection period was based on the Gordon Growth Model with the terminal growth rate assumed to be 3% for all the valuation dates. The resulting terminal value and interim debt-free cash flows were then discounted at a rate ranging from 18% to 31% for the respective valuation date which was based on the weighted average cost of capital of comparable companies, as adjusted for the specific risk profile of our company. There is inherent uncertainty in these estimates. If different discount rates had been used, the valuations would have been different. The total equity value was then derived after the consideration of excess cash and net debt. Our total equity value was then allocated among our preferred shares and common shares. The valuation model allocated the equity value between the common shares and the preferred shares and calculated the fair value of common shares based on the option-pricing method. Under this method, common shares have value only if the funds available for distribution to shareholders exceed the value of the liquidation preference at the time of a liquidity event (for example, merger or sale). The common shares are considered to be a call option with claim on the equity above the exercise price equal to the liquidation preferences of the preferred shares.

In arriving at the weighted average cost of capital, it is necessary to determine the appropriate required return on equity capital and debt capital and their weight in the total capital respectively. The capital asset pricing model is a fundamental tenet of modern portfolio theory which has been generally accepted for estimating the required return on equity o equity capital. The return on equity required of a company represents the total rate of return that investors expect to earn, through a combination of dividends and capital appreciation, as a reward for risk taking. The cost of debt refers to the effective rate a company pays on its current debt which is observed from the market. There is inherent uncertainty in these estimates. If different discount rates had been used, the valuations would have been different.

A discount for lack of marketability was also applied to reflect the fact that there is no ready public market for our shares as we are a closely held private company. When determining the discount for lack of marketability, the Black-Scholes option model was used. Under the option-pricing method, the fair value of the put option, which can hedge against a price decline before the privately held shares can be sold, was considered as a basis to determine the discount for lack of marketability. Based on the analysis, a discount for lack of marketability of 22%, 22%, 13%, 10% and 6% was used on January 1, 2010, April 1, 2010, July 15, 2010, November 23, 2010 and March 21, 2011, respectively, for the valuation of our common shares, when we conducted valuations on these dates in 2010 and 2011. Decrease in marketability discount was mainly due to decrease in the time lag between the valuation dates and the expected date of this offering.

These assumptions are inherently uncertain. Different assumptions and judgments would affect our calculation of the fair value of the underlying common shares for the options granted, and the valuation results and the amount of share-based compensation expenses would also vary accordingly.

We believe that the increase in the fair value of our common shares from US$1.06 as of January 1, 2010 to US$1.77 as of April 1, 2010 was primarily attributable to the following factors:

•
our subscription-based business demonstrated strong growth in the first quarter of 2010, as evidenced by a rapid increase of the number of our subscribers from 162,667 as of December 31, 2009 to 307,182 as of March 31, 2010;

•
we established a subsidiary to focus on the online game business, which allowed us to explore new business opportunities that we believe will be appealing to our users and complementary to our current services; and

•
we successfully obtained the regional distribution rights of SuperBoy 2010, a top-rated variety show in China, which significantly enhanced Xunlei Kankan's brandname and increased traffic to Xunlei Kankan.

We believe that the increase in the fair value of our common shares from US$1.77 as of April 1, 2010 to US$2.48 as of July 15, 2010 was primarily attributable to the following factors:

•
the growth momentum of our subscription-based business continued, with the number of subscribers of our premium download-related services increasing from 307,182 as of March 31, 2010 to 443,832 as of June 30, 2010, representing a growth rate of approximately 44.5%;

•
we formally launched Symbian-based Mobile Xunlei, which greatly expanded Xunlei's footprint to mobile internet space and opened new strategic opportunities; and

•
we further expanded the headcount of our advertisement sales team to focus on the business development of Xunlei Kankan, which we have observed significant revenue growth from general brand advertisers in the three months ended June 30, 2010.

We believe that the increase in the fair value of our common shares from US$2.48 as of July 15, 2010 to US$3.55 as of November 23, 2010 was primarily attributable to the following factors:

•
the continued growth momentum of our subscription-based business, with the number of subscribers of our premium download-related services increasing from 443,832 as of June 30, 2010 to 1,030,915 as of December 31, 2010, representing a growth rate of approximately 132.3%;

•
the continued growth of Xunlei Kankan. The advertising revenues generated from Xunlei Kankan increased from US$7.5 million for the six months ended June 30, 2010 to US$10.3 million for the six months ended December 31, 2010, representing a growth rate of approximately 38.1%;

•
the hiring of a chief financial officer who has a solid understanding of, and extensive work experience involving, U.S. GAAP and SEC financial reporting and two U.S. GAAP reporting accounting managers in November 2010, to strengthen our finance and accounting function and enhance our internal control over financial reporting; and

•
the imminent launch of this offering, which will provide us with additional capital and enhance our ability to access capital markets to grow our business, raise our profile and provide our shareholders with greater liquidity.

We believe that the increase in fair value of our common shares from US$3.55 per common share as of November 23, 2010 to US$5.65 per common share as of March 21, 2011 is primarily attributable to the following factors:

•
the impending launch of this offering, which would provide our company with additional capital, enhance our ability to access capital markets and raise our profile;

•
the decrease of the estimated discount for the lack of marketability as we further advance towards the completion of this offering;

•
the continued strong growth of our subscription-based business in the first quarter of 2011, as evidenced by a rapid increase of the subscribers of our premium download-related services from 898,494 as of November 30, 2010 to approximately 1,290,000 as of March 21, 2011;

•
the launch of an iPad-version of Xunlei Kankan, a key strategic initiative which enjoyed immediate market acceptance upon release and is expected to bring new business opportunities to us;

•
our entering into a series of exclusive content licensing agreements with content owners and our securing the exclusive rights of two blockbuster movies in the first quarter of 2011; and

•
our entering into framework agreements with some major brand advertisers that further support the value of Xunlei Kankan as a leading online streaming platform.

Total compensation costs recognized for the years ended December 31, 2008, 2009 and 2010 and the three months ended March 31, 2010 and 2011, respectively, are as follows:

				For the Three Months Ended March 31,
	For the Year Ended December 31,
				2010 (unaudited)	2011 (unaudited)
(in thousands of US$)	2008	2009	2010

Research and development expenses	10.5	12.1	180.7	35.3	49.2
Sales and marketing expenses	3.0	2.9	34.5	4.4	13.7
General and administrative expenses	343.2	219.1	118.3	20.0	195.7

Total	356.7	234.1	333.5	59.7	258.6

Determining the value of our share-based compensation expenses requires the input of highly subjective assumptions, including the expected life of the share-based awards, estimated forfeitures and the price volatility of the underlying shares. The assumptions used in calculating the fair value of share-based awards represent our best estimates, but these estimates involve inherent uncertainties and the application of our judgment. As a result, if factors change and we use different assumptions, our share-based compensation expenses could be materially different in the future.

Impairment of long-lived assets

We evaluate the program usefulness of licensed copyrights pursuant to the guidance in ASC 920-350, which provides that such rights be reported at the lower of unamortized cost or estimated net realizable value. We evaluate the net realizable value of our licensed copyrights by the three content categories (i.e. movies, TV series, variety shows and others). If management's expectations of programming usefulness, which represents the expected revenues and related net cash flows derived from the content, are revised downward, they assess whether it is necessary to write down the unamortized cost to estimated net realizable value. We evaluate programming usefulness by category on an annual basis by comparing the unamortized cost to its estimated net realizable value. On a quarterly basis, we also monitors whether there are indicators of changes in our expected usage of program materials.

We estimate net realizable value using expected net cash flows for each category of content based on expected future levels of advertising and sublicensing revenues. Such estimates consider historical amounts and anticipated levels of demand. Expected future revenues are reduced by estimated direct costs to provide access to the website and generate the related revenues, including bandwidth costs and server costs. For purposes of estimating revenues for each category of content, we considers both expected future advertising revenues sold based on number of impressions delivered as well as advertising sold based on the period of time that it is displayed. For advertising sold based on number of impressions delivered, expected revenues are estimated by category based on the number of historical impressions and management's expectation of the level of impressions by category and expected pricing in the future periods. For advertising sold based on the period of time that it is displayed, expected revenues are estimated based on management's expectation of the level of video views and expected pricing in future periods. Expected revenues for advertising sold based on a period of time are attributed to each category based on the relative volume of video views anticipated among the different categories, as well as management's expectations in future periods.

We estimate expected future advertising revenues with reasonable reliability given we have a steadily increasing base of advertisers historically. We enter into annual framework agreements with major advertisers at the beginning of each year which provide us with an indication of their expected spending in the coming year. Based on actual business volume achieved in the past and the indicative spending for the coming year, we are able to estimate with reasonable reliability our future advertising revenues expected to be generated from these customers. We also consider the efforts and results of our sales team's ongoing communication and discussion made with potential new advertisers, current market and industry conditions and the level of user traffic achieved on the website in estimating future advertising revenues.

We estimate our anticipated content video views based on historical video views statistics achieved by different categories of content and the expected impact of any promotional campaigns and marketing efforts that we plan to undertake in increasing the popularity of any categories of content on our web site. Video view is measured based on the number of times a particular program is viewed by users.

We estimate our anticipated volumes of time based display advertising based on historical page views generated among the different categories of content within our website, and the impact of the expected growth of the overall traffic of the website.

We believe that our methodology for estimating expected revenues by content category for purposes of determining net realizable value allows us to predict cash flows with reasonable reliability by each main content category.

There were no impairments for the years ended December 31, 2009 and 2010 and the three-month ended March 31, 2011.

For other long-lived assets, we evaluate our long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. We assess the recoverability of the long-lived assets by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows we expect to receive from the use of the assets and their eventual disposition. Such assets are considered to be impaired if the sum of the expected undiscounted cash flows is less than the carrying amount of the assets. The impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets.

Consolidation

The consolidated financial statements include the financial statements of our company, our subsidiaries and consolidated variable interest entity ("VIE") for which our company is the primary beneficiary. All significant transactions and balances among our company, our subsidiaries and VIE have been eliminated upon consolidation.

A subsidiary is an entity in which our company, directly or indirectly, controls more than one-half of the voting power, has the power to appoint or remove the majority of the members of the board of directors to cast a majority of the votes at meetings of the board of directors or to govern the financial and operating policies of the investee under a statute or agreement among the shareholders or equity holders.

We consolidate entities for which we are the primary beneficiary if the entity's equity holders do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties.

Prior to January 1, 2010, in determining whether our company or a subsidiary is the primary beneficiary of a VIE, our company considered whether it has the rights to a majority of the economic benefits and obligation to absorb a majority of the expected losses. Since January 1, 2010, our company also considered whether it has the power to direct activities that are significant to the VIE's economic performance, including the power to appoint senior management, right to direct company strategy, power to approve capital expenditure budgets, and power to establish and manage ordinary business operation procedures and internal regulations and systems.

Management has evaluated the contractual arrangements among Giganology Shenzhen, Shenzhen Xunlei and its shareholders and concluded that Giganology Shenzhen receives all of the economic benefits and absorbs all of the expected losses from Shenzhen Xunlei and has the power to direct the aforementioned activities that are significant to Shenzhen Xunlei's economic performance, and is the primary beneficiary of Shenzhen Xunlei. Therefore, Shenzhen Xunlei and its subsidiaries' results of operation, assets and liabilities have been included in our consolidated financial statements. The adoption of the new consolidation guidance effective January 1, 2010 did not impact our financial statements.

Accounts receivable, net

Accounts receivable are presented net of allowance for doubtful accounts. We provide specific provisions for bad debts when facts and circumstances indicate that collection is doubtful and a loss is probable and estimable. If the financial conditions of its customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required. We estimate the allowance for doubtful accounts based on historical experience and the payment settlement history of our customers, assessment of customers' financial strengths based on our ongoing communication with our customers, and current market trends for the online advertising industry based on publicly available market data. Any changes in our estimates may cause our operating results to fluctuate. The allowances provided for trade receivable as of December 31, 2009 and 2010 and March 31, 2011 were US$1.1 million, US$1.5 million and US$1.6 million, respectively.

Amortization of capitalized copyrights related to content

We record the costs for licensed copyrights related to content as our company's intangible assets. As of December 31, 2009 and 2010 and March 31, 2011, the net book values of these intangible assets amounted to US$0.9 million, US$3.9 million and US$4.9 million, respectively. These intangible assets carry a weighted average period of 2.0 years, 2.3 years and 2.5 years, respectively.

We amortize the costs of these licensing rights on a straight line basis over their respective contracted license terms. The amortization charge represents the economic value of the content, which diminishes ratably over the applicable contract term as indicated by all available information.

We determined the amortization method to be used based on our expectation as well as analysis of historical viewership of our content. We generally categorize our contents in the Xunlei Kankan website into three broad categories, namely movies; TV series; and variety shows and others, which include reality shows, talent shows, talk shows and entertainment news.

We evaluated all relevant available data and noted no demonstrative pattern in viewership of our licensed copyrights related to content. Therefore, we have determined that a straight line method of amortization provides the right level of expenses attribution.

Nevertheless, we only started to maintain and analyze viewership data relating to each individual content in mid 2008, as such technology only became available at that time, and we also started to acquire licensing copyrights with terms of two years or more in late 2009 which had not yet completed their full contractual licensing periods as at March 31, 2011. Accordingly, we are unable to observe viewership patterns achieved by these contents of different categories (movies, television series and variety shows) for the whole licensing term yet. We started to have advertising arrangements with targeted viewers and correlation with our specific contents in the first quarter of 2011 and we may also license content rights with different lengths of license terms in the future. These may lead to changes in the viewership patterns in the future. When this additional information becomes available to us, it may cause our amortization policy to change, that we may need to shorten the amortization period, and we may need to adopt a different amortization method such as an accelerated method. In case we choose to shorten the amortization period and/or to accelerate the periodic amortization charges, the carrying amounts of capitalized copyrights relating to content to be reported on our balance sheet and our periodic operating results would also decrease because of the increased amortization charges. We will continue to closely monitor this policy.

Taxation and uncertain tax positions

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and tax loss carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which the difference is expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the consolidated statement of operations in the period that includes the enactment date. A valuation allowance is provided to reduce the carrying amount of deferred tax assets if it is considered more likely than not that some portion, or all, of the deferred tax assets will not be realized.

On January 1, 2008, we adopted the guidance regarding uncertain tax positions. Management evaluates our open tax positions that exist in each jurisdiction for each reporting period. If an uncertain tax position is taken or expected to be taken in a tax return, the tax benefit from that uncertain position is recognized in our consolidated financial statements if it is more likely than not that the position is sustainable upon examination by the relevant taxing authority. We did not have any significant uncertain tax position and there was no effect on our financial position or results of operations as a result of implementing the new guidance. We recognize interest and penalties accrued on any unrecognized tax benefits as a component of income tax expense, if any. No interest and penalties were recorded in the years ended December 31, 2008, 2009 and 2010.

Results of operations

The following table sets forth a summary of our consolidated results of operations by amount and as a percentage of our revenues for the periods indicated. This information should be read together with our consolidated financial statements and related notes included elsewhere in this prospectus. The results of operations in any period are not necessarily indicative of the results that may be expected for any future period.

							For the Three Months Ended March 31,
			For the Year Ended December 31,
							2010 (unaudited)		2011 (unaudited)
	2008		2009		2010
(in thousands of US$, except for percentages)	Amount	% of Revenues	Amount	% of Revenues	Amount	% of Revenues	Amount	% of Revenues	Amount	% of Revenues

Summary consolidated statement of operations data:
Revenues, net of rebates and discounts	16,774	100.0	29,599	100.0	42,782	100.0	7,755	100.0	15,360	100.0
Online advertising(1)	11,861	70.7	20,366	68.8	24,973	58.4	4,621	59.6	7,835	51.0
Subscription-related services	—	—	715	2.4	7,233	16.9	887	11.4	4,060	26.4
Games and others	4,913	29.3	8,518	28.8	10,576	24.7	2,247	29.0	3,465	22.6
Less: business taxes and surcharges	(1,436)	(8.6)	(2,547)	(8.6)	(2,791)	(6.5)	(518)	(6.7)	(1,021)	(6.6)

Net revenues	15,338	91.4	27,052	91.4	39,991	93.5	7,237	93.3	14,339	93.4
Cost of revenues	(4,065)	(24.2)	(6,578)	(22.2)	(14,309)	(33.5)	(2,244)	(28.9)	(5,538)	(36.1)

Gross profit	11,273	67.2	20,474	69.2	25,682	60.0	4,993	64.4	8,801	57.3

Operating expenses
Research and development	(3,767)	(22.5)	(4,289)	(14.4)	(5,786)	(13.4)	(1,249)	(16.1)	(2,182)	(14.2)
Sales and marketing	(4,084)	(24.3)	(4,991)	(16.9)	(4,686)	(11.0)	(935)	(12.1)	(2,227)	(14.5)
General and administrative	(6,987)	(41.7)	(6,823)	(23.1)	(8,112)	(19.0)	(1,357)	(17.5)	(2,920)	(19.0)

Total operating expenses	(14,838)	(88.5)	(16,103)	(54.4)	(18,584)	(43.4)	(3,541)	(45.7)	(7,329)	(47.7)

Operating income (loss)	(3,565)	(21.3)	4,371	14.8	7,098	16.6	1,452	18.7	1,472	9.6
Interest income	535	3.2	114	0.4	107	0.3	20	0.3	31	0.2
Other income (loss), net	(1,547)	(9.2)	962	3.2	178	0.4	(4)	(0.1)	69	0.4

Income (loss) before income tax	(4,577)	(27.3)	5,447	18.4	7,383	17.3	1,468	18.9	1,572	10.2
Income tax benefit	—	—	—	—	1,089	2.5	69	0.9	198	1.3

Net income (loss)	(4,577)	(27.3)	5,447	18.4	8,472	19.8	1,537	19.8	1,770	11.5
Net (income) loss attributable to non-controlling interest	—	—	—	—	(6)	*	3	*	110	0.7

Net income (loss) attributable to Xunlei Limited	(4,577)	(27.3)	5,447	18.4	8,466	19.8	1,540	19.9	1,880	12.2

*      Less than 0.1%

(1)   Online advertising revenues are presented net of rebates paid and payable to third-party advertising agencies, as set forth below:

				For the Three Months Ended March 31,
	For the Year Ended December 31,
				2010 (unaudited)	2011 (unaudited)
(in thousands of US$)	2008	2009	2010

Rebates paid and payable to third-party advertising agencies	3,328	4,090	3,790	743	1,383

Three months ended March 31, 2011 compared with three months ended March 31, 2010

Revenues.    Our revenues increased by 98.1% from US$7.8 million for the three months ended March 31, 2010 to US$15.4 million for the same period in 2011. The increase was primarily due to a substantial increase in our revenues from subscription services and online advertising services.

We started commercializing cloud-based subscription services in March 2009 and the revenues from such services increased significantly from US$0.9 million for the three months ended March 31, 2010 to US$4.1 million for the same period in 2011. The increase was mainly attributable to a significant increase in the number of our subscribers, which grew from 307,182 as of March 31, 2010 to 1,304,053 as of March 31, 2011.

Our online advertising revenues increased by 69.5% from US$4.6 million for the three months ended March 31, 2010 to US$7.8 million for the same period in 2011, primarily due to an increase in the average spending per advertiser from approximately US$42,000 in the three months ended March 31, 2010 to approximately US$55,600 for the same period in 2011 and the increase in the number of advertisers from 110 to 141 for the respective periods. The increase, in light of the different advertising service platforms, was attributable to the increase of online advertising revenues contributed by Xunlei Kankan in the amount of US$2.2 million and to a lesser extent by Xunlei Downloader in the amount of US$1.0 million.

Revenues derived from games and other resources increased by 54.2% from US$2.2 million for the three months ended March 31, 2010 to US$3.5 million for the same period in 2011, primarily due to the increase in revenues from content re-distribution by US$0.7 million and from software licensing by US$0.5 million.

Cost of revenues.    Our cost of revenues increased by 146.8% from US$2.2 million for the three months ended March 31, 2010 to US$5.5 million for the same period in 2011. The increase in our cost of revenues was primarily due to the increase in bandwidth costs associated with our overall business expansion, the increase in content costs primarily associated with the expansion of Xunlei Kankan, the increase in payment handling fees and, to a lesser extent, the increase in depreciation of servers and other equipment.

Bandwidth costs.    Our bandwidth costs increased by 104.0% from US$1.1 million for the three months ended March 31, 2010 to US$2.3 million for the same period in 2011, primarily due to the increased bandwidth needs to support our cloud-based subscription services and our increased provision of a larger amount of high-definition content on Xunlei Kankan. Since we introduced our subscription services in 2009, bandwidth costs associated with premium download-related and storage services have grown significantly.

Content costs.    Our content costs increased by 142.9% from US$0.6 million for the three months ended March 31, 2010 to US$1.4 million for the same period in 2011, primarily due to our continuous efforts to expand our Kankan library, and to license more premium content and exclusive rights on certain movies and television series for re-distribution as well as resale in our digital content store. The increase of our content costs is also due to an increase in unit cost of content acquisition of professionally produced content, such as licensing fees for television series and movies, due to the increased market demand for such content in China.

Depreciation of servers and other equipment.    Depreciation of servers and other equipment increased by 89.9% from US$0.3 million for the three months ended March 31, 2010 to US$0.6 million for the same period in 2011, as we acquired more servers and other equipment to accommodate the increased needs for premium download-related and storage services.

Payment handling fees and other costs.    Our payment handling fees and other costs increased significantly from US$0.2 million for the three months ended March 31, 2010 to US$1.2 million for the same period in 2011, driven primarily by the rapid growth of our cloud-based subscription services.

Gross profit.    As a result of the above, our gross profit increased by 76.2% from US$5.0 million for the three months ended March 31, 2010 to US$8.8 million for the same period in 2011.

Operating expenses.    Our operating expenses increased by 107.0% from US$3.5 million for the three months ended March 31, 2010 to US$7.3 million for the same period in 2011, primarily due to increases in general and administrative expenses and sales and marketing expenses and, to a lesser extent, due to an increase in research and development expenses.

Research and development expenses.    Our research and development expenses increased by 74.7% from US$1.2 million for the three months ended March 31, 2010 to US$2.2 million for the same period in 2011. The increase in our research and development expenses was primarily due to headcount increases.

Sales and marketing expenses.    Our sales and marketing expenses increased by 138.1% from US$0.9 million for the three months ended March 31, 2010 to US$2.2 million for the same period in 2011. The increase in our sales and marketing expenses was primarily due to headcount increases and, to a lesser extent, due to our increased spending on marketing and promotion.

General and administrative expenses.    Our general and administrative expenses increased by 115.3% from US$1.4 million for the three months ended March 31, 2010 to US$2.9 million for the same period in 2011. The increase in our general and administrative expenses was primarily due to headcount increase and expenses associated with a property we leased in January 2011 as our second office premises in Shenzhen.

Interest income.    Our interest income increased by 57.2% from US$19,934 for the three months ended March 31, 2010 to US$31,339 for the same period in 2011.

Income tax.    Our income tax benefit increased from US$69,356 for the three months ended March 31, 2010 to US$198,156 for the same period in 2011, primarily due to recognition of deferred tax assets on the tax losses incurred by Giganology Shenzhen and our other subsidiaries.

Net income attributable to Xunlei Limited.    As a result of the above, our net income attributable to Xunlei Limited increased from US$1.5 million for the three months ended March 31, 2010, or 19.9% of the revenues in the same period, to US$1.9 million for the three months ended March 31, 2011, or 12.2% of the revenues in the same period.

Year ended December 31, 2010 compared to year ended December 31, 2009

Revenues.    Our revenues increased by 44.5% from US$29.6 million in 2009 to US$42.8 million in 2010. This increase was primarily due to a substantial increase in our revenues from our subscription services and an increase in online advertising revenues.

We started commercializing premium download-related subscription services in March 2009 and the revenues from cloud-based subscription services increased significantly from US$0.7 million in 2009 to US$7.2 million in 2010. The increase was mainly attributable to a significant increase in the number of our subscribers, which grew from 162,667 as of December 31, 2009 to 1,030,915 as of December 31, 2010.

Our online advertising revenues increased by 22.6% from US$20.4 million in 2009 to US$25.0 million in 2010, mainly attributable to the increase in the average spending per advertiser from approximately US$61,000 in 2009 to approximately US$71,800 in 2010, and to a lesser extent, the increase in the number of advertisers from 334 in 2009 to 348 in 2010. The increase, in light of the different advertising service platforms, was attributable to the increase of online advertising revenues contributed by Xunlei Kankan in the amount of US$8.9 million, which was partially offset by the decrease of US$4.3 million online advertising revenues contributed by Xunlei Downloader. We believe that the increase in our advertising revenues from Xunlei Kankan reflected the increasing recognition by advertisers of the value and effectiveness of our Xunlei Kankan in promoting their products and services. This decrease in revenues contributed by Xunlei Downloader was due to our decision in December 2009 to discontinue delivering pop-up advertisements on Xunlei Downloader to further improve our user experience and enhance user engagement.

Revenues derived from games and other sources increased by 24.2% from US$8.5 million in 2009 to US$10.6 million in 2010, mainly due to the US$1.1 million increase in revenues from online games.

Cost of revenues.    Our cost of revenues increased by 117.5% from US$6.6 million in 2009 to US$14.3 million in 2010. The increase in our cost of revenues was primarily due to the increase in content costs associated with the expansion of Xunlei Kankan library, the increase in bandwidth costs associated with our overall business expansion, the increase in payment handling fees, and to a lesser extent, the increase in depreciation of servers and other equipment.

Bandwidth costs.    Our bandwidth costs increased by 76.2% from US$3.3 million in 2009 to US$5.7 million in 2010, resulting primarily from increased bandwidth needs to support the subscription services, and to a lesser extent, the growth of our user traffic and our provision of a larger amount of high-definition content on Xunlei Kankan. Our unique visitors on Xunlei Kankan from homes and offices increased from 112.6 million in December 2009 to 125.2 million in December 2010, according to iResearch. Since we introduced our subscription services in March 2009, bandwidth costs associated with premium download-related and storage services also grew significantly.

Content costs.    Our content costs increased by 133.9% from US$2.2 million in 2009 to US$5.1 million in 2010, primarily due to the fast expansion of our content library on Xunlei Kankan to enhance our user experience as well as expenses associated with the acquisition of online broadcasting rights to the Asian Games held in November 2010, and due to our continuous efforts to license more premium content and exclusive rights on certain movies and television series for re-distribution as well as resale in our digital content store. The increase of our content costs is also due to an increase in unit cost of content acquisition of professionally produced content, such as licensing fees for television series and movies, since the second half of 2009, due to the increased market demand for such content in China.

Depreciation of servers and other equipment.    Depreciation of servers and other equipment increased by 61.2% from US$1.0 million in 2009 to US$1.6 million in 2010, as we acquired more servers and other equipment to accommodate increased user traffic on Xunlei Kankan and increased needs for cloud-based subscription services.

Payment handling fees and other costs.    Our payment handling fees and other costs increased significantly from US$0.2 million in 2009 to US$1.9 million in 2010, consistent with the growth of our cloud-based subscription services and online game businesses and other services, which resulted in more service fees paid to third-party payment agents for collecting sales proceeds from such businesses.

Gross profit.    As a result of the above, our gross profit increased by 25.4% from US$20.5 million in 2009 to US$25.7 million in 2010.

Operating expenses.    Our operating expenses increased by 15.4% from US$16.1 million in 2009 to US$18.6 million in 2010, primarily due to increases in research and development expenses in association with general business growth and general and administrative expenses, which were partially offset by a decrease in sales and marketing expenses.

Research and development expenses.    Our research and development expenses increased by 34.9% from US$4.3 million in 2009 to US$5.8 million in 2010, primarily due to an increase in salaries and benefits for product development personnel as a result of the increased headcount.

Sales and marketing expenses.    Our sales and marketing expenses decreased by 6.1% from US$5.0 million in 2009 to US$4.7 million in 2010. This was due to an approximately US$0.4 million decrease in promotion expenses.

General and administrative expenses.    Our general and administrative expenses increased by 18.9% from US$6.8 million in 2009 to US$8.1 million in 2010, primarily due to an increase in technology consultancy fees of US$0.8 million, and, to a lesser extent, due to increased salaries and benefits for our general and administrative personnel primarily as a result of headcount increase.

Interest income.    Our interest income decreased slightly from US$114,323 in 2009 to US$106,664 in 2010.

Other income (loss).    Our other income decreased from US$1.0 million in 2009 to US$0.2 million in 2010, primarily due to the occurrence of foreign exchange gain in 2009.

Income tax.    We recognized an income tax benefit of US$1.1 million in 2010 while we did not have such tax benefit in 2009. In July 2010, Shenzhen Xunlei was granted by the relevant tax authority tax holidays for a two-year full income tax exemption and a three-year 50% deduction, commencing in 2010. We intend to maintain assessable profits derived by Shenzhen Xunlei commencing in 2010 in order to enjoy the tax holidays. Accordingly, we reversed the valuation allowance because it is more likely that such tax losses carried-forward and deductible temporary difference will be utilized based on our estimated assessable profits derived from the operations of Shenzhen Xunlei. The remaining tax benefits are mainly due to recognition of deferred tax asset on the tax losses incurred by Giganology Shenzhen and other subsidiaries in 2010.

Net income attributable to Xunlei Limited.    As a result of the above, we had net income of US$8.5 million, or 19.8% of the revenues in 2010, as compared to a net income of US$5.4 million, or 18.4% of the revenues in 2009.

Year ended December 31, 2009 compared to year ended December 31, 2008

Revenues.    Our revenues increased by 76.5% from US$16.8 million in 2008 to US$29.6 million in 2009. This increase was primarily due to a substantial increase in our revenues from online advertising sales, and, to a lesser extent, due to increases in our other revenues, including online games revenues, from US$1.9 million to US$4.4 million. We introduced our subscription services in March 2009, which generated revenue of US$0.7 million in 2009. As of December 31, 2009, we had 162,667 subscribers.

Our online advertising revenues increased by 71.7% from US$11.9 million in 2008 to US$20.4 million in 2009, mainly attributable to the increase of online advertising revenues contributed by Xunlei Kankan, and, to a lesser extent, the increase of online advertising revenues contributed by Xunlei Downloader. The increase in our online advertising revenues was directly driven by an increase in the number of advertisers from 246 in 2008 to 334 in 2009, representing a growth of 35.8%. The increase was also attributable to the increase of revenue per advertiser as we gained increasing recognition from advertisers to promote their brands and market their products and services on our platform.

Cost of revenues.    Our cost of revenues increased by 61.8% from US$4.1 million in 2008 to US$6.6 million in 2009. The increase in our cost of revenues was due to increases in bandwidth costs and content costs.

Bandwidth costs.    Our bandwidth costs increased by 29.6% from US$2.5 million in 2008 to US$3.3 million in 2009, resulting primarily from increased bandwidth needs to support our growing user traffic on Xunlei Kankan and the growing demand for our premium download-related and other services offered under our subscription model. Our unique visitors on Xunlei Kankan from homes and offices increased from approximately 56.1 million in December 2008 to approximately 112.6 million in December 2009, according to iResearch. Since we introduced our subscription services in March 2009, we also incurred additional bandwidth costs associated with premium download-related and storage services.

Content costs.    Our content costs increased by 144.2% from US$0.9 million in 2008 to US$2.2 million in 2009, primarily due to the increased quantity of content that we acquired to enrich our content library on Xunlei Kankan and our strategy to license more premium content. The increase of our content costs is also due to an increase in unit content acquisition cost of professionally produced content, such as licensing fees for television series and movies, since the second half of 2009 due to the increased market demand for such content in China.

Gross profit.    As a result of the above, our gross profit increased by 81.6% from US$11.3 million in 2008 to US$20.5 million in 2009.

Operating expenses.    Our operating expenses increased by 8.5% from US$14.8 million in 2008 to US$16.1 million in 2009, primarily due to the increase of sales and marketing expenses and research and development expenses, partially offset by the decrease of general and administrative expenses.

Research and development expenses.    Our research and development expenses increased by 13.8% from US$3.8 million in 2008 to US$4.3 million in 2009, primarily due to an increase in salaries and benefits for product development personnel as a result of the increased headcount.

Sales and marketing expenses.    Our sales and marketing expenses increased by 22.2% from US$4.1 million in 2008 to US$5.0 million in 2009, primarily due to higher salaries, benefits and commissions for our sales and marketing personnel.

General and administrative expenses.    Our general and administrative expenses decreased by 2.3% from US$7.0 million in 2008 to US$6.8 million in 2009 due to a significant decrease in professional service fees.

Interest income.    Our interest income decreased by 78.6% from US$0.5 million in 2008 to US$0.1 million in 2009, primarily due to a significant decrease of average interest rates on our bank deposits.

Other income (loss).    Our other income increased from a loss of US$1.5 million in 2008 to US$1.0 million in 2009, primarily due to the occurrence of a US$2.3 million foreign exchange rate loss in 2008 as compared to foreign exchange income of US$0.7 million in 2009.

Income tax.    No income tax expenses or benefits were recognized though we reported an accounting profit of US$5.4 million for the year ended December 31, 2009. The profits were primarily derived by Giganology Shenzhen. Such profits had been fully offset by tax losses carried forward by Giganology Shenzhen.

Net income (loss) attributable to Xunlei Limited.    As a result of the above, we had a net income of US$5.4 million in 2009, or 18.4% of the total revenues, as compared to net loss of US$4.6 million in 2008.

Selected quarterly results of operations

The following table sets forth our unaudited condensed consolidated quarterly results of operations for each of the eight quarters in the period from April 1, 2009 to March 31, 2011. You should read the following table in conjunction with our audited consolidated financial statements and the related notes included elsewhere in this prospectus. We have prepared the unaudited condensed consolidated quarterly financial information on the same basis as our audited consolidated financial statements. The unaudited condensed consolidated financial information includes all adjustments, consisting only of normal recurring adjustments, that we consider necessary for a fair presentation of our financial position and operating results for the quarters presented.

Selected quarterly results

For the three months ended (in thousands of US$)	June 30, 2009 (unaudited)	September 30, 2009 (unaudited)	December 31, 2009 (unaudited)	March 31, 2010 (unaudited)	June 30, 2010 (unaudited)	September 30, 2010 (unaudited)	December 31, 2010 (unaudited)	March 31, 2011 (unaudited)

Revenues, net of rebates and discounts
Online advertising	6,019	5,671	5,529	4,621	5,749	6,241	8,362	7,835
Subscription-related services	31	189	495	887	1,413	2,168	2,765	4,060
Games and others	2,669	2,285	2,117	2,247	2,984	2,377	2,968	3,465

Revenues, net of rebates and discounts	8,719	8,145	8,141	7,755	10,146	10,786	14,095	15,360
Less: business tax and surcharges	(746)	(701)	(687)	(518)	(639)	(686)	(948)	(1,021)
Net revenues	7,973	7,444	7,454	7,237	9,507	10,100	13,147	14,339
Cost of revenues	(1,665)	(1,764)	(1,657)	(2,244)	(3,109)	(3,737)	(5,219)	(5,538)

Gross profit	6,308	5,680	5,797	4,993	6,398	6,363	7,928	8,801

Operating expenses(1)
Research and development expenses	(1,148)	(1,166)	(972)	(1,249)	(1,259)	(1,550)	(1,728)	(2,182)
Sales and marketing expenses	(1,284)	(1,156)	(1,401)	(935)	(1,066)	(937)	(1,748)	(2,227)
General and administrative expenses	(1,524)	(1,672)	(2,073)	(1,357)	(2,014)	(2,326)	(2,416)	(2,920)

Total operating expenses	(3,956)	(3,994)	(4,446)	(3,541)	(4,339)	(4,813)	(5,892)	(7,329)

Operating income (loss)	2,352	1,686	1,351	1,452	2,059	1,550	2,036	1,472

Interest income	26	25	37	20	26	28	33	31
Other income (loss), net	320	269	153	(4)	—	145	37	69

Income (loss) before income tax	2,698	1,980	1,541	1,468	2,085	1,723	2,106	1,572
Income tax benefit (expenses)	—	—	—	69	102	954	(36)	198

Net income (loss)	2,698	1,980	1,541	1,537	2,187	2,677	2,070	1,770
Net (income) loss attributable to non-controlling interest	—	—	—	3	51	25	(84)	110

Net income (loss) attributable to Xunlei Limited(2)	2,698	1,980	1,541	1,540	2,238	2,702	1,986	1,880

(1)   Share-based compensation expenses were allocated in operating expenses as follows:

For the three months ended (in thousands of US$)	June 30, 2009	September 30, 2009	December 31, 2009	March 31, 2010	June 30, 2010	September 30, 2010	December 31, 2010	March 31, 2011

Research and development expenses	3.0	3.0	3.0	35.3	35.3	35.3	74.8	49.2
Sales and marketing expenses	0.7	0.7	0.8	4.4	4.4	4.4	21.3	13.7
General and administrative expenses	72.2	72.2	2.5	20.0	20.0	20.0	58.2	195.7

Total share-based compensation expenses	75.9	75.9	6.3	59.7	59.7	59.7	154.3	258.6

(2)   Our preferred shareholders have the right to participate in dividends pari passu with our common shareholders on an as-converted basis.

Our quarterly revenues were primarily affected by the substantial increases in our revenues generated from subscription-related services and the changes in our advertising revenues in the eight quarters in the period from April 1, 2009 to March 31, 2011. Since our commercializing cloud-based subscription services in March 2009, our revenues from cloud-based subscription services increased significantly from approximately US$31,000 in the three months ended June 30, 2009 to US$4.1 million in the three months ended March 31, 2011. The increase was the result of a significant increase in the number of our subscribers. Our online advertising revenues decreased from US$6.0 million to US$5.7 million from the second quarter of 2009 to the third quarter of 2009, because we achieved historical high advertising revenues in the second quarter of 2009 due to the improvement of overall economic conditions in China, which encouraged advertisers to increase advertising spending after suffering budget constraints in 2008 and the first half of 2009 caused by the global financial crisis. However, our online advertising revenues decreased in the third and fourth quarters of 2009 because online game operators, which constituted a significant portion of our adverting clients at that time, suffered an industry-wide downturn in their business operations and significantly cut down their advertising spending. Such revenues further decreased in the first quarter of 2010 primarily due to the impact of seasonality, which was partially offset by the increase in advertising spending of online game operators. Our online advertising revenues have continuously increased from the second quarter to the fourth quarter in 2010 because we began to focus more on developing brand advertising by other industries and commenced to generate increasing revenues from brand advertising during these three quarters. Such revenues decreased slightly in the first quarter of 2011 primarily due to the impact of seasonality.

The absolute amounts of our cost of revenues and our cost of revenues as a percentage of revenues have continued to increase in the eight quarters ended March 31, 2011 as we continue to expand our business and incurred significant bandwidth costs and content costs in preparation for our future growth.

Seasonal fluctuations and industry cyclicality have affected, and are likely to continue to affect, our online advertising revenues. We generally generate less revenues from online advertising sales during national holidays in China, in particular during the Chinese new year holidays in the first quarter of each year. In addition, advertising spending in China has historically been cyclical, reflecting overall economic conditions as well as the budgeting and buying patterns of our advertisers. We believe that our rapid growth and diversification of revenue sources and the significant increases in the percentage of our revenues attributable to subscription-based revenues have lessened the impact of the seasonal fluctuations and cyclicality in our online advertising business. We expect that the seasonal fluctuations and cyclicality to cause our quarterly and annual revenues generate from online advertising to fluctuate in the near future.

Liquidity and capital resources

To date, we have financed our operations primarily through cash generated from operations and private placements of preferred shares to investors. As of March 31, 2011, we had US$20.6 million in cash and cash equivalents. As of the same date, we did not have any outstanding bank loans. We believe that our cash and the anticipated cash flow from operations will be sufficient to meet our anticipated cash needs for the next 12 months. However, if the CSRC or any other PRC regulatory body subsequently determines that we are required to obtain CSRC approval for this offering, we may face sanctions by the CSRC or other relevant PRC regulatory agencies. In such event, these regulatory agencies may delay or restrict the repatriation of the proceeds from this offering into the PRC, which may affect our plan to use the proceeds from the offering, in part, to finance and expand our operations by establishing a customer service center and cloud computing data centers, acquiring digital content and exclusive online games licenses, investing in technology, infrastructure and product development efforts and working capital.

In the future, we may significantly rely on dividends and other distributions on equity paid by our wholly-owned PRC subsidiary for our cash and financing requirements. There may be potential restrictions on the dividends and other distributions by our PRC subsidiary. For instance, if Giganology Shenzhen, our PRC subsidiary, incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us. The PRC tax authorities may require us to adjust our taxable income under the contractual arrangements Giganology Shenzhen currently has in place with Shenzhen Xunlei in a way that would materially and adversely affect the latter's ability to pay dividends and other distributions to us. In addition, under PRC laws and regulations, Giganology Shenzhen, as a wholly foreign-owned enterprise in the PRC, may pay dividends only out of its accumulated profits as determined in accordance with PRC accounting standards and regulations. Wholly foreign-owned enterprises such as Giganology Shenzhen are required to set aside at least 10% of their accumulated after-tax profits each year, if any, to fund a statutory reserve fund, until the aggregate amount of such fund reaches 50% of their respective registered capital. At their discretion, wholly foreign-owned enterprises may allocate a portion of their after-tax profits based on PRC accounting standards to staff welfare and bonus funds. These reserve funds and staff welfare and bonus funds are not distributable as cash dividends. See "Risk factors—Risk related to our corporate structure—We may rely principally on dividends and other distributions on equity paid by our PRC subsidiary, Giganology Shenzhen, to fund any cash and financing requirements we may have. Any limitation on the ability of our PRC subsidiary to pay dividends to us could have a material adverse effect on our ability to conduct our business." In addition, our investment made as registered capital and additional paid in capital of our subsidiaries, VIE and VIE's subsidiaries are also subject to restrictions in their distribution and transfer according to the laws and regulations in China. Owing to the above, our subsidiary, VIE and VIE's subsidiaries in China are restricted in their ability to transfer their net assets to us in terms of cash dividends, loans or advances. As of December 31, 2010 and March 31, 2011, the amount of the restricted net assets, which represents registered capital, additional paid-in capital cumulative appropriations made to statutory reserves, was US$20.3 million.

The flow of the earnings and cash from our PRC subsidiary, Giganology Shenzhen, and consolidated affiliated entity Shenzhen Xunlei, through our corporate structure is as follows:

•
Shenzhen Xunlei and Giganology Shenzhen have entered into an exclusive technology support and service agreement, an exclusive technology consulting and training agreement and a software and proprietary technology license contract, under which a certain percentage of Shenzhen Xunlei's earnings shall be used to pay service fees and licensing fees to Giganology Shenzhen in the manner as specified under the agreements.

•
After (1) paying the business taxes and income taxes applicable to Giganology Shenzhen's revenue and earnings, respectively, and (2) appropriating the statutory reserve as discussed in Note 2 on page F-22 and any profits to be retained from accumulated profits, the remaining net profits of Giganology Shenzhen will be distributable, net of applicable withholdings taxes, to its sole shareholder, Xunlei Limited.

As we disclosed in "Risk factors—Risks related to doing business in China—Governmental control of currency conversion may limit our ability to utilize our revenues effectively and affect the value of your investment," under existing PRC foreign exchange regulations, payment of current account items, including profit distributions, can be made in foreign currencies without prior SAFE approval through certain procedural mechanisms. Therefore, Giganology Shenzhen can pay dividends in foreign currencies to us without prior approval from SAFE. We have not transferred any earnings or cash generated through the businesses of our consolidated affiliated entity, Shenzhen Xunlei, to our wholly owned PRC subsidiary, Giganology Shenzhen.

We may in the future provide loans to our PRC subsidiary. The total amount of foreign debts of a PRC foreign invested company is subject to a statutory limit which is the difference between the amount of total investment and the amount of registered capital of such foreign-invested company. The current amount of total investment and registered capital of our PRC subsidiary are US$30.0 million and US$15.0 million, respectively, and the current statutory limit on the loans to the PRC subsidiary is US$15.0 million. Such statutory limit can increase if the amount of total investment of the PRC subsidiary increases. We currently believe that it is unlikely that loans to be incurred by our PRC subsidiary will exceed this statutory limit in the foreseeable future. See "Risk factors—Risks related to our corporate structure—PRC regulation of loans to, and direct investment in, PRC entities by offshore holding companies and governmental control of currency conversion may restrict or prevent us from using the proceeds of this offering to make loans to our PRC subsidiary and consolidated affiliated entities or to make additional capital contributions to our PRC subsidiary, which may materially and adversely affect our liquidity and our ability to fund and expand our business."

The following table sets forth a summary of our cash flows for the periods indicated:

				For the Three Months Ended March 31,
	For the Year Ended December 31,
				2010 (unaudited)	2011 (unaudited)
(in thousands of US$)	2008	2009	2010

Net cash from/(used in) operating activities	(2,523)	6,812	11,381	4,121	3,109
Net cash used in investing activities	(3,773)	(3,885)	(13,260)	(1,442)	(3,946)
Net cash from/(used in) financing activities	(1,000)	(82)	4,063	88	(61)
Effect of exchange rate changes	250	24	222	4	104
Cash and cash equivalents at the beginning of year	23,124	16,078	18,947	18,947	21,353
Net increase (decrease) in cash	(7,296)	2,845	2,184	2,767	(898)
Cash and cash equivalents at the end of year	16,078	18,947	21,353	21,718	20,559

Operating activities

Net cash generated from operating activities amounted to US$3.1 million in the three months ended March 31, 2011, which was primarily attributable to a net income of US$1.8 million, adjusted for certain non-cash expenses consisting principally of depreciation and amortization expenses of US$2.1 million, share-based compensation of US$0.3 million and an increase in working capital in the amount of US$1.0 million. The increase in working capital was primarily due to the increase in accounts receivable of US$3.8 million as a result of the increase in online advertising revenues and subscription revenues, offset by the increase in deferred revenue amounting to US$1.0 million as a result of the increase in prepaid subscription fees from our subscribers and the increase in accrued liabilities and other payables of US$1.1 million arising from the increase in accual of sales rebates of online advertising as a result of the increase in online advertising revenues.

Net cash generated from operating activities amounted to US$11.4 million in 2010, which was primarily attributable to a net income of US$8.5 million, adjusted for certain non-cash expenses consisting principally of depreciation and amortization expenses of US$6.6 million. The increase in working capital was primarily due to the increase in accounts receivable in the amount of US$6.9 million, which was primarily attributable to the increase in our online advertising revenues and the increase in prepayment and other assets in the amount of US$1.2 million as a result of the increase in the number of content and equipment purchases and increased lease-related deposits, respectively, partially offset by increase in deferred revenue amounting to US$2.9 million as a result of increase in our subscription fees prepaid by our subscribers.

Net cash generated from operating activities amounted to US$6.8 million in 2009, which was primarily attributable to a net income of US$5.4 million, adjusted for certain non-cash expenses consisting principally of depreciation and amortization expenses of US$2.8 million, which was partially offset by US$3.7 million increase in accounts receivable due to the significant increase of our revenues from online advertising sales and, to a lesser extent, due to increase in our revenues from cloud-based subscription services and other sources.

Net cash used in operating activities amounted to US$2.5 million in 2008, which was primarily attributable to a net loss attributable to Xunlei of US$4.6 million, adjusted for certain non-cash expenses consisting principally of depreciation and amortization expenses of US$1.5 million, share-based compensation of US$0.4 million and a slight decrease in working capital. The decrease in working capital was primarily due to the increase in accrued liabilities and other payables of US$4.0 million arising from increase in accrual of sales rebates of online advertising and prepaid subscriptions from customers and the increase in accounts payable of US$0.2 million, partially offset by the increase in accounts receivable of US$4.0 million as a result of the increase in online advertising revenues and the increase of prepayment and other assets amounting to US$0.7 million to cope with the increasing scale of operations. We generally offer a credit period of two to six months to our advertising agencies.

Investing activities

Net cash used in investing activities largely reflects purchases of property and equipment in connection with the expansion and upgrade of our technology infrastructure, and purchases of intangibles assets.

Net cash used in investing activities amounted to US$3.9 million in the three months ended March 31, 2011, primarily attributable to the purchase of intangible assets in the amount of US$2.2 million and acquisition of property, plant and equipment in the amount of US$1.6 million.

Net cash used in investing activities amounted to US$13.3 million in 2010, mainly attributable to the purchase of intangible assets in the amount of US$7.5 million and acquisition of property, plant and equipment in the amount of US$5.0 million.

Net cash used in investing activities amounted to US$3.9 million in 2009, attributable to the acquisition of property, plant and equipment in the amount of US$2.2 million and the purchase of intangible assets in the amount of US$1.7 million.

Net cash used in investing activities amounted to US$3.8 million in 2008, attributable to the acquisition of property, plant and equipment in the amount of US$2.5 million and the purchase of intangible assets in the amount of US$1.3 million.

Financing activities

Net cash used in financing activities amounted to US$0.1 million in the three months ended March 31, 2011 due to payment of initial public offering cost.

Net cash provided by financing activities amounted to US$4.1 million in 2010 as a result of the contribution from a non-controlling interest shareholder in the amount of US$0.4 million and a government grant received in the amount of US$3.6 million.

Net cash used in financing activities amounted to US$0.1 million in 2009 due to our repurchase of certain vested share options outstanding in 2009.

Net cash used in financing activities amounted to US$1.0 million in 2008 due to our repurchase of certain shares outstanding in 2008.

Capital expenditures

We made capital expenditures of US$2.5 million, US$2.2 million and US$5.0 million in the years ended December 31, 2008, 2009 and 2010. In the past, our capital expenditures were primarily used to purchase servers and other equipment for our business. Our capital expenditures may increase in the near term as our business continues to grow.

Contractual obligations and commercial commitments

The following table sets forth our contractual obligations as of December 31, 2010:

		Payment due by period
(in thousands of US$)	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years

Operating lease obligations(1)	2,749	1,237	1,512	—	—
Bandwidth lease obligations	3,354	2,788	566	—	—
Copyrights procurement obligations	3,374	2,937	437	—	—

Total	9,477	6,962	2,515	—	—

(1)   Operating lease obligations are primarily related to the lease of office space. These leases expire in 2011 and are renewable upon negotiation.

Off-balance sheet commitments and arrangements

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. In addition, we have not entered into any derivative contracts that are indexed to our own shares and classified as shareholder's equity, or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. Moreover, we do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.

Inflation

Since our inception, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the consumer price index in China increased by 5.9% in 2008, fell by 0.7% in 2009 and increased by 3.3% in 2010. Although we have not in the past been materially affected by inflation since our inception, we can provide no assurance that we will not be affected in the future by higher rates of inflation in China.

Market risks

Foreign exchange risk

Our financing activities are denominated in USD. The RMB is not freely convertible into foreign currencies. Remittances of foreign currencies into the PRC and conversion of foreign currencies into RMB require approval by foreign exchange administrative authorities and certain supporting documentation. The State Administration for Foreign Exchange, under the authority of the People's Bank of China, controls the conversion of RMB into other currencies. The revenues and expenses of our subsidiaries, and the consolidated VIE and its subsidiaries are generally denominated in RMB and their assets and liabilities are denominated in RMB. We do not believe that we currently have any significant direct foreign exchange risk and have not used any derivative financial instruments to hedge our exposure to such risk. Although in general, our exposure to foreign exchange risks should be limited, the value of your investment in our ADSs will be affected by the exchange rate between the U.S. dollar and the RMB because the value of our business is effectively denominated in RMB, while the ADSs will be traded in U.S. dollars.

The value of the RMB against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in China's political and economic conditions. The conversion of RMB into foreign currencies, including U.S. dollars, has been based on rates set by the People's Bank of China. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the RMB to the U.S. dollar. Under the revised policy, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy resulted in a more than 20% appreciation of the RMB against the U.S. dollar in the following three years. Since July 2008, however, the RMB has traded within a narrow range against the U.S. dollar. As a consequence, the RMB has fluctuated significantly since July 2008 against other freely traded currencies, in tandem with the U.S. dollar. On June 20, 2010, the People's Bank of China announced that the PRC government would further reform the Renminbi exchange rate regime and increase the flexibility of the exchange rate. It is difficult to predict how this new policy may impact the Renminbi exchange rate. To the extent that we need to convert U.S. dollars we receive from this offering into RMB for our operations, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount we receive from the conversion. Conversely, if we decide to convert the RMB into U.S. dollars for the purpose of making payments for dividends on our common shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amounts available to us.

Interest rate risk

Our exposure to interest rate risk primarily relates to the interest income generated by excess cash, which is mostly held in interest-bearing bank deposits. We have not used derivative financial instruments in our investment portfolio. Interest earning instruments carry a degree of interest rate risk. We have not been exposed to, nor do we anticipate being exposed to, material risks due to changes in market interest rates. However, our future interest income may fall short of expectations due to changes in market interest rates.

Recent accounting pronouncements

In October 2009, the Financial Accounting Standards Board, or the FASB, issued an Accounting Standard Update. This update addresses how to determine whether an arrangement involving multiple deliverables contains more than one unit of accounting, and how the arrangement consideration should be allocated among the separate units of accounting. These updates are effective for fiscal years beginning after June 15, 2010 and to be applied retrospectively or prospectively for new or materially modified arrangements. In addition, early adoption is permitted. We believe there will be no material impact on our consolidated financial statements upon the adoption of this standard.

In October 2009, the FASB issued an Accounting Standard Update, Certain Revenue Arrangements That Include Software Elements, a consensus of the FASB Emerging Issues Task Force ("ASU 2009-14"). This update changes the accounting model for revenue arrangements that include both tangible products and software elements and provides additional guidance on how to determine which software, if any, relating to tangible product would be excluded from the scope of the software revenue guidance. In addition, ASU 2009-14 provides guidance on how a vendor should allocate arrangement consideration to deliverables in an arrangement that includes both tangible products and software. ASU 2009-14 is effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. Early adoption is permitted. We plan to adopt ASU 2009-14 effective January 1, 2011 and believe there will be no material impact on our consolidated financial statements upon the adoption of this standard.

In January 2010, the FASB issued an Accounting Standard Update to require a number of additional disclosures regarding (1) the different classes of assets and liabilities measured at fair value, (2) the valuation techniques and inputs used, (3) the activity in Level 3 fair value measurements and (4) the transfers between Level 1, 2 and 3. The new disclosures and clarifications of existing disclosures are effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances, and settlements in the roll forward of activity in Level 3 fair value measurements. Those disclosures are effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. We do not expect the adoption of this update will have a material impact on our consolidated financial statements.

In April 2010, the FASB issued an Accounting Standard Update, Compensation—Stock Compensation (ASC topic 718): Effect of Denominating the Exercise Price of a Share-Based Payment Award in the Currency of the Market in Which the Underlying Equity Security Trades—a consensus of the FASB Emerging Issues Task Force. The amendments in this update are effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2010. Earlier application is permitted. We do not expect the adoption of this update will have a material impact on our consolidated financial statements given we adopt US dollars as our functional currency while all option grants are in US dollars.

Industry

Internet growth in China

The proliferation of internet usage in China in recent years has made China the largest internet market in the world. According to China Internet Network Information Center, or CNNIC, the number of internet users in China had reached 457.0 million as of December 2010. iResearch further forecasts that the number of internet users in China is expected to reach 667.3 million by 2013, representing a CAGR of 13.4% from 2010. "CAGR" refers to compound annual growth rate, which is calculated from the respective period's starting and ending figures explicitly stated in the relevant source documents. Important drivers contributing to the rapid growth of China's internet market include the continuing development of network infrastructure, increasing affordability of internet access, and China's relatively limited traditional media outlet, which makes internet the preferred channel for information and entertainment. China had a broadband penetration rate of 98.3% among internet users as of December 2010, according to CNNIC. Furthermore, China has the world's largest mobile internet user base, and the continued rollout of 3G networks and related mobile infrastructure in China is expected to drive the rapid growth of wireless internet-enabled devices such as smart phones and tablet PCs. According to iResearch, the number of mobile internet users in China reached 233 million in 2009 and is expected to reach 562 million by 2012, representing a CAGR of 34.1%.

User behavior and content consumption in China

Chinese internet users download and stream content as much as they search for information. According to the iResearch Report, 74.4% of internet users in China have downloaded digital media content online. In addition, 93.2% of internet users in China regularly stream video or music compared to 77.8% of internet users who search for content.

The distribution channels for digital media in China, including videos, music, games and other software, are highly fragmented. There are numerous content providers who work with distributors from across different provinces. Content providers who do not have sufficient scale face challenges in expanding the scope of product promotion and distribution. As a result, the internet has become a more effective medium to distribute digital media content, and users have begun to rely on the internet as a convenient and cost-effective medium to quickly access a broad range of digital media content, including both widely available content as well as content generated by smaller publishers or other users.

However, users of digital media content in China continue to experience problems such as latency and other network performance issues. The broadband network infrastructure, which serves as the backbone for the consumption of digital media content, is relatively inefficient in China compared with that in the United States. This is partly a result of China having only three major network operators, with limited interconnectivity between each other. In addition, compared to the internet connection speed in more developed countries, internet connection in China is significantly slower and less reliable in rural areas. As a result, internet users in China constantly seek advanced technologies to improve the accessibility of internet content.

Proliferation of digital media content in China

As internet adoption continues to increase in China and throughout the world, online digital media content has proliferated, resulting in enormous amount of digital media content flow through the internet. According to Cisco Visual Networking Index Forecast (June 2010), bandwidth demand and traffic for transporting digital media content is expected to rise from 307.7 petabytes in 2009 to 1,819.6 petabytes in 2013, representing a CAGR of 55.9%.

Source: iResearch Report.

Online video

Online video usage in China grew significantly in recent years after an initial lag caused by bandwidth limitations and software and hardware compatibility requirements. According to the iResearch Report, approximately 91.4% of internet users have either downloaded or streamed online videos, and according to iResearch the number of users that utilize online video services is expected to grow from 231 million in 2009 to 483 million in 2013, representing a CAGR of 20.2%.

An important driver for online video market growth in China is the highly fragmented nature of content production, which leads to a lack of efficient content distribution channels. Most of the video content produced in China each year is never distributed through traditional channels. For example, out of approximately 14,000 and 17,000 television episodes produced in

China in 2006 and 2007, respectively, only about half of them are ever broadcasted. Similarly, less than one-third of the approximately 450 movies produced in China during 2009 were released in theaters. The internet provides an alternate and cost-effective distribution channel for content producers, and its broad content selection and easy accessibility makes it highly attractive to end users.

According to iResearch, the size of China's online video market, as measured by total revenues, is expected to grow from RMB1.8 billion in 2009 to RMB16.0 billion in 2014, representing a CAGR of 55.5%. The following table sets forth the historical and projected size of China's online video market and the respective year-over-year growth rate for the years indicated:

	2009	2010	2011E	2012E	2013E	2014E

Revenues of China's online video market (RMB in billions)	1.76	3.14	5.63	9.10	12.80	16.00
Year-over-year growth rate	—	78.4%	79.3%	61.6%	40.7%	25.0%

Source: iResearch: China Online Video Research Report 2009-2014E

Online games

Online games are one of the most popular online activities in China. The number of online game players in China has grown rapidly in recent years. According to CNNIC, the penetration rate of online games among internet users in China has grown from 68.9% in December 2009 to 70.5% in June 2010.

The most popular form of online games in China is massive multiplayer online role playing games ("MMORPGs"), which typically require users to download large client end software before they can play, since typical sizes for MMORPGs range from 700 megabytes to 800 megabytes. According to CNNIC, the number of massive multiplayer online game ("MMOG") players in China reached 69.3 million in 2009. CNNIC further indicates that more than 50% of the internet games switch to new games in less than one year time. As the number of online gaming users, the number of new games launched, and the size of game files continue to increase, the bandwidth requirements and internet traffic incurred by online games has grown significantly.

Software and other digital media

In addition to online video and games, the proliferation of other forms of digital media, such as music, software, books and pictures, have also led to increased bandwidth requirements in China. In particular, the emergence of the software as a service business model makes the internet an ideal distribution channel for users to download new software products or software upgrades. According to the iResearch Report, 59.6% of the internet users in China have downloaded non-game software, and 63.2% of the internet users in China have downloaded music online.

Key challenges that users face in accessing and managing digital media content

As digital media content continues to proliferate in China, various technologies have been developed to access and to manage online content, including the following:

•
Download. Downloads allow users to retrieve content from the internet and store the desired content on their local hard drives. Traditional client-server download technology enables users to download directly from a specific server. Adequate bandwidth capacity and server hardware are crucial to download performance. Consequently, bandwidth and server costs increase rapidly as download demands increase, either due to an increasing number of users or an increasing amount of data requested. This lack of scalability is the key drawback for using traditional client-server architecture to enable large numbers of internet users to download digital media content.

    In addition, traditional client-server download technology also faces major challenges, such as:

•
Lack of optimized bandwidth management capabilities: Without proper bandwidth management capabilities, download performance can be significantly less than optimal.

•
Inconsistent internet infrastructure quality across China: As a result of the large difference in internet connection quality across China, download performance can frequently be highly unpredictable and vary over time.

•
Streaming. Streaming is a form of download that allows users to watch videos, listen to music and consume other types of digital media content over the internet in real-time as the content is being downloaded, without requiring the user to wait for the entire download to complete before consuming. Similar to downloading, streaming also requires content to be retrieved from either centralized or peer-based servers, but with the additional restriction of needing to download the content in a sequential manner. Thus, when streaming speed is slower than actual content replay speed, the user would need to wait for the streaming to catch up before being able to continue to play the content.

•
Storage. In addition to the traditional methods of downloading digital media content from a remote location (server) and storing it on local hardware (user device), an emerging method for users to store digital media content is to store it remotely on a server, and then access it as needed through the internet. Although this increases server bandwidth and hardware requirements, it reduces local hardware requirements, improves security and allows content to be accessed anywhere, at any time.

Opportunities for advanced digital media content access and management technology

Due to the obstacles presented in the downloading industry, there emerge immense opportunities for more advanced digital media content access and management technologies:

•
Advanced download architecture to enable faster, more reliable and more efficient download. Due to the speed and reliability issues present in the traditional client-server model, a more advanced technology solution that better optimizes the download performance, with effective cost structure, will drive the future growth of the digital content consumption.

•
Integrated cloud technology platform. Given the increase in the average size of digital media content files and the fundamental issues with China's internet network infrastructure that are unlikely to be resolved in the short term, consumer-centric cloud computing services such as server-side downloads, streaming and storage, will become increasingly important. As users currently need to visit different websites and access different applications to perform searching, streaming, downloading and storage. An integrated cloud-based service platform could significantly enhance user experience for accessing and managing digital media content.

•
Operating system agnostic, pan-device enabling technology. Given the increasing popularity of non-PC and non-Windows based internet-enabled devices, technology that can be extended to multiple internet-enabled devices will be critical to meeting the consumer demand of pan-device digital media content access, which in turn will further drive the proliferation of digital media content download and consumption.

 Business

Overview

We are a leading consumer internet platform for digital media content in China. We operate a powerful platform based on cloud computing that enables internet users to access and manage digital content. Our platform combines our proprietary digital media indexing technology and a massively distributed computing network that connects 291 million active users in February 2011, according to iResearch, as well as over one million third-party servers and over 3,600 servers owned by us as of March 31, 2011. Under our leading Xunlei brand, we provide digital media download and streaming services. Our mission is to build a one-stop, consumer-centric platform to enable faster, more reliable and more efficient transmission and management of digital content across multiple internet-enabled devices.

As broadband penetration increases in China, various types of digital media content have been made available online, including popular software, byte-heavy online games, and high definition movies and TV series, which in turn contributes to increasing demand for internet access. However, access to internet content has become relatively slow and less reliable in China due to the growing internet user base. To address this issue, we launched a series of download and streaming services empowered by our platform.

We first launched our core download acceleration software, Xunlei Downloader, in 2004, which gradually evolved into the central interface for a growing collection of premium download-related services designed to further enhance our users' download experience. The core download acceleration functionality makes Xunlei Downloader the most popular download acceleration application in China, with a 78.7% market share based on the number of software launches among all download software in China in February 2011, according to iResearch. Xunlei Downloader was used in an average of approximately 138 million downloads per day in 2010. These downloads are available to internet users free of charge. To complement our download services and to further broaden our users' access to video content via online streaming, we also launched our online video streaming services in 2007 on our Xunlei Kankan website. Xunlei Kankan is the third largest video streaming portal in China, according to iResearch, as measured by the monthly unique visitors from homes and offices in April 2011. Xunlei Kankan had 120.7 million monthly unique visitors from homes and offices in April 2011.

Both Xunlei's digital media download and streaming services are based on our resource discovery network, which is designed to utilize our proprietary digital media indexing technology. Our resource discovery network is based on our distributed computing architecture, which is constructed from all Xunlei Downloader clients that are running on and connected to the internet at any given time, along with the universe of server addresses stored in our digital media file index database. Our distributed computing power enhances our user experience and reduces our bandwidth and other infrastructure-related costs when providing services on a massive scale.

We generate revenues from multiple sources, including cloud-based subscription services, online advertising and other services. Multiple revenue streams provide us with both revenue diversification and multiple growth areas. We implemented our current cloud-based subscription service revenue model in March 2009 and, by the end of March 2011, we had developed over 1.3 million subscribers from the large user base of Xunlei Downloader and Xunlei Kankan. We also generate online advertising revenues derived principally from various forms of advertisements that we place on Xunlei Kankan and Xunlei Downloader.

We have experienced significant growth in recent years. Our total revenues increased from US$16.8 million in 2008 to US$29.6 million in 2009 and to US$42.8 million in 2010, representing a CAGR of 59.7%. We had a net loss attributable to Xunlei of US$4.6 million in 2008 and achieved net income attributable to Xunlei of US$5.4 million and US$8.5 million in 2009 and 2010, respectively. Our revenues increased by 98.1% from US$7.8 million for the three months ended March 31, 2010 to US$15.4 million for the same period in 2011, and net income attributable to Xunlei increased from US$1.5 million for the three months ended March 31, 2010 to US$1.9 million for the same period in 2011. In April 2011, we granted options to purchase 841,784 common shares to our employees. The vesting period of these options is four years.

Our strengths

Our core competitive strengths derive from the combination of our proprietary technology and highly scalable and cost-efficient distributed computing network, our leading Xunlei brand, and our large and growing user base, which creates a powerful platform that supports a broad range of digital media service offerings across multiple internet-enabled devices. We believe the following key strengths contribute to our success and differentiate us from our competitors:

Proprietary technology and highly scalable and cost-efficient distributed computing network

Our proprietary technology and highly scalable massive distributed computing network is our core competitive advantage, enabling us to deliver superior digital media download and streaming services. We have achieved powerful network effects that we believe are difficult to replicate and create barriers to entry. As our user base grows, we are able to expand our distributed computing resources and broaden our index of digital media files to further improve download and streaming performance across our network and enhance our user experience, which in turn attracts more users. This positive cycle has enabled us to maintain our leading market position and increase our market share. The key components of our technology include:

•
Digital media indexing technology. We have created and maintain a massive, proprietary and real-time updated index of more than 3.7 billion digital media files as of March 31, 2011, including videos, online games and software applications, and their locations across the internet. Our indexing technology also allows us to create sub-indices of these digital media files—for videos, for example—and generate a set of signatures of the structure and components of each file such that common files with different names can be identified. These files can then be downloaded or streamed, component-by-component in parallel, from multiple sources in different transfer protocols and then reassembled accurately when presented to our users.

•
Resource discovery network. Based on a distributed computing network architecture, we operate a vast resource discovery network that connected 291 million active users in

  February 2011 according to iResearch, as well as over one million third-party servers and over 3,600 servers owned by us as of March 31, 2011. Our resource discovery network leverages our distributed computing power and storage capacity to enhance user experience by enhancing download and streaming performance while at the same time reducing our infrastructure costs. In addition, our proprietary algorithms perform dynamic internet bandwidth and throughput assessments across our vast network and optimizes the routing of traffic to further improve delivery speed.

Leading brand for digital media download and streaming services in China

Leveraging our proprietary technology and highly scalable resource discovery network, our leading Xunlei brand drives viral marketing and user acquisition, reinforces user loyalty and attracts advertisers, content providers and strategic collaborators. Our download and streaming services are as described below:

•
Digital media download service. Our flagship download software, Xunlei Downloader, is the leading digital media download acceleration application in China. Xunlei has become the leading brand in China for digital media download services, with a 78.7% market share based on the number of software launches among all download software in China in February 2011, according to iResearch. On average, our users used Xunlei Downloader to complete an average of 138 million downloads per day in 2010. Xunlei Downloader serves as an important portal for our other valuable service offerings.

•
Online video streaming service. We provide online video streaming services on our Xunlei Kankan website, with a significant portion of the content available on Xunlei Kankan in high-definition format. Xunlei Kankan enables users to watch high-definition movies and television series and other licensed professionally produced content. We define high-definition as a frame size with resolution of 1280×720 and bitrate of 1 megabit per second. As of March 31, 2011, we have in aggregate over 48,800 hours of online videos consisting of approximately 2,155 movie titles, 1,556 television series covering 41,545 episodes and 100 variety shows. Our advanced streaming technology significantly reduces bandwidth and other infrastructure-related costs. We believe our bandwidth cost is significantly lower than that of online video companies who rely primarily on content delivery network, or CDN.

Large and growing user base

We have a large and growing user base. Xunlei Downloader is the leading download acceleration application in China. Leveraging the leading market position of Xunlei Downloader among internet users in China and our cost-efficient video streaming technology, we launched Xunlei Kankan, which attracted 120.7 million unique visitors from homes and offices in April 2011, according to iResearch. In addition, we introduced our cloud-based subscription services in March 2009, and have experienced substantial growth since then. As of March 31, 2011, we had over 1.3 million subscribers to our cloud-based subscription services. Our large and growing user base serves as the basis for the future growth of our subscriber base, enables us to expand the size and improve the performance of our distributed computing network and is the primary driver of our powerful network effects.

Multiple revenue streams including a fast-growing subscription-based business

We derive revenues from multiple sources, including online advertising and cloud-based subscription services and other services. Multiple revenue streams provide us with both revenue diversification and multiple growth areas. Our cloud-based subscription services are expected to be an important revenue driver going forward, and revenues generated by these services increased from US$0.7 million as of December 31, 2009 to US$7.2 million as of December 31, 2010, and from US$0.9 million for the three months ended March 31, 2010 to US$4.1 million for the same period in 2011. In contrast, only approximately 0.4% of our users are subscribers as of March 31, 2011, which presents significant future growth potential in our subscriber base. Our subscription-based business model enhances user loyalty and helps generate recurring and predictable revenues. In addition, we are able to introduce new services in our subscription-based packages to further make our services more attractive and broaden our subscriber base without incurring significant additional costs. We believe our multiple revenue streams position us to further benefit from the anticipated growth of China's internet sector.

Broad ecosystem of strategic collaborators, content providers and advertisers

We have established a broad ecosystem of strategic collaborators, content providers and advertisers that can contribute content and applications to enhance our user experience and generate revenues to us. This ecosystem has a strong reinforcing effect for our overall business through referrals and increased customer engagements.

•
Strategic collaborators. Our strategic collaborators include companies across different industries, including financial institutions as well as technology and telecommunications companies that license our technology to provide enhanced digital media download and streaming services to their users. In particular, we are expanding the variety of cloud-based subscription services through cooperation with certain strategic collaborators.

•
Content providers. We also source digital media content from over 120 professional content providers, including China-based television and movie production studios, online video sites, news providers, media companies and online game companies.

•
Advertisers. We have a broad base of advertisers that includes leading domestic and international companies. In 2010, we generated revenues from 348 advertisers, including numerous well-known brands such as Samsung and Unilever.

Technology-centric and innovative culture and experienced management team

Our company is a technology company at its core, and we believe our focus on best-in-class technology and innovation is an integral part of our culture and success. Our management team has a strong background in engineering and technology. In particular, our chief executive officer and co-founder, Mr. Sean Shenglong Zou, is recognized as a pioneer in network architecture and cloud computing technologies in China. We believe our focus on technology development and our technology-driven, innovative culture are key factors driving our future growth and will continue to strengthen our market leadership position.

Our strategies

Our objective is to become the leading technology company for internet users in China to access and manage digital media content through internet-enabled devices. We intend to achieve this objective by pursuing the following strategies:

Further grow our user base and enhance user engagement

We intend to further grow our user base by broadening our service offerings so that they can be accessed through multiple internet-enabled devices, including tablets, smartphones, set-top box tuners and internet televisions, while striving for a consistent, high-quality user experience across applications run on various operating systems, including Android, Symbian, Windows Mobile and Apple iOS. For example, we have launched a special version of Xunlei Kankan HD dedicated for iPad users that offers high-quality and efficient streaming of videos.

We also intend to increase user engagement and stickiness by enhancing our user community through integrated social-based services, such as social games, user ranking and review systems and cloud-based applications, to encourage users to connect and relate to each other. In addition, we plan to continue to analyze our user data to identify potential new services that would appeal to our users to further enhance their experiences.

Further grow our subscriber base and expand new services

We intend to convert our large user base into subscribers. We plan to increase our marketing efforts to highlight the value of our differentiated cloud-based subscription services, such as download and express download, to attract more users to become our subscribers. In particular, we intend to focus on expanding our suite of cloud-based services, with new products such as WalkBox, a personal cloud storage service. We believe these cloud-based services will not only enhance overall user experience but also increase user stickiness as users utilize our cloud-based servers to store and manage their personal data.

We intend to expand other paid services to further monetize our user base and incentivize one-time paying users to become long-term subscribers. For example, we recently launched our Digital Content Store, where all users can pay one-time or subscription fees to download high-definition movies and television series or popular games, but only subscribers can purchase the same content at substantially discounted prices or free of charge. We also plan to establish a customer service center and cloud computing data centers to support the growth of our subscription services.

Maintain and extend our technological leadership

Technological leadership is critical to our long-term success and we intend to continue to devote substantial resources to our research and development efforts to further improve the performance of our services, expand our product portfolio and enhance our user experience. Our research and development will focus on further improving our proprietary digital media file indexing technology and resource discovery network, while continuing to develop innovative technologies such as video content recognition and seamless video format conversion across multiple internet-enabled devices.

Attract additional advertisers and increase spending per advertiser

We intend to increase our sales and marketing footprint to acquire new advertisers. In particular, we intend to further increase our sales efforts to attract large brand advertisers and promote video advertising solutions on Xunlei Kankan. We intend to increase average spending per advertiser and revenue per advertisement unit on our platform by increasing the mix of video advertisements across our advertising inventory, and further enhancing our ability to target our advertisements at the desired audience of our advertisers. In addition, we plan to work closely with our advertisers to evaluate and optimize individual advertising campaigns based on analysis of user data and behavior and continue to provide new forms of advertising solutions to meet the unique needs of each advertiser.

Strengthen relationships with content providers and further enrich our Xunlei Kankan content library

We intend to deepen relationships with our current content providers as well as develop relationships with new content providers, including video content copyright owners or distributors and software and game developers, through strategic collaboration, including sponsoring blockbuster movie releases and providing cloud data centers that facilitate the efficient distribution of online games.

At the same time, we intend to continue to enrich our Xunlei Kankan video content library with the goal of growing it into a leading provider of high-definition online video streaming services in China. To further differentiate our video content library, we plan to license more premium high-definition content, including new movies and television series with better visual clarity and resolution. In particular, we intend to further increase our collection of new movies by licensing movies as soon as possible following their theatrical release.

Pursue strategic acquisitions and alliances

We intend to pursue acquisitions and alliances that are strategically complementary and that can add long-term value to our shareholders. We believe selective strategic acquisitions or alliances may benefit us by enriching our service offerings, enhancing our user experience or allowing us to acquire complementary technologies.

Technology

We provide accelerated download and streaming services based on our resource discovery network, which is designed to utilize our proprietary digital media indexing technology. A typical user case for a download through our network includes interactions and processes on both the client side and the server side as follows:

Digital media indexing technology

Key elements of our digital media indexing technology include:

•
Digital media file indexing.    We have created and maintain a proprietary digital media file index database that stores a massive index of unique file signatures representing all digital media content that the Xunlei Downloader has found across the internet. Each file signature uniquely identifies the content and structure of a given file such that common files with different file names can be easily identified. For each unique file, we store a list of its available download locations from across the internet, which may include both peer and server computers, along with the estimated speed and reliability of each download location. We can then download or stream a file, component by component in parallel, from multiple download sources. As of March 31, 2011, our digital media file index contained over 3.7 billion digital media files available on third-party servers and PCs connected to our resource discovery network.

•
Distributed internet crawling techniques.    Our network of Xunlei Downloader acts as a system of distributed spiders to help us crawl the internet for digital media files. Whenever the user initiates a download using our Xunlei Downloader, the URL of the download location is uploaded to our server. We then use that URL to traverse and locate any other digital media files that may also be available from the URL's internet page repositories. The traversal results are then used to refresh and update our digital media file index. The distributed nature of our internet crawling techniques enables us to easily scale up our internet crawling system to collect billions of digital media file signatures and download locations for our digital media file index, while the large number of downloads initiated every minute through our massive network of Xunlei Downloader allows us to keep our digital media file index accurate, relevant, and up-to-date.

Resource discovery network

Our resource discovery network is based on distributed computing architecture, which is made up of all Xunlei Downloader clients that are running and connected to the internet at a given time, along with the universe of server addresses stored in our digital media file index database. When users launch Xunlei Downloader on a network-connected device, they are automatically connected to our resource discovery network and contribute their bandwidth and computing power to our resource discovery network, which enable users to locate, connect, communicate and transfer data with all other active users in an efficient manner.

Key technologies of our resource discovery network include:

•
Multi-protocol file transfer technology.    Our multi-protocol file transfer technology allows our software client to download, in parallel, from multiple sources that may use different file transfer protocols. Our technology supports a wide variety of peer and server-based file transfer protocols, including HTTP, FTP, ED2K, BT, MMS and RTSP. Our multi-protocol file transfer technology significantly increases the number of download sources available to further enhance download performance.

•
Resource discovery and selection.    Our resource discovery network helps users discover the best download locations from across the internet, where a particular file may be downloaded or streamed for optimal performance. When a user requests a download using our Xunlei Downloader, our resource discovery network will algorithmically prioritize and select from among the file's available download locations an optimized subset of URLs based on their respective download speed and reliability, which is estimated through real-time collaborative interactions between our digital media file index server and our massive network of active Xunlei Downloader clients across the internet.

•
Network transport and traversal optimization.    Our proprietary software algorithms perform dynamic internet bandwidth and throughput assessments across the Xunlei network and optimization of traffic routing to identify the most efficient path for data transport. These algorithms are designed to maximize delivery speed, reliability and efficiency, and support significant growth in network usage.

Download acceleration platform

Our proprietary download acceleration platform is built on top of our digital media indexing technology and resource discovery network and is accessed through our Xunlei Downloader. This platform accelerates both regular download and streaming, and is compatible with different operating systems and hardware devices. For example, we support not only Windows-based PCs, but also Apple iOS-powered iPads.

Our download acceleration platform also employs cloud-based technologies to further accelerate the download process. For example, we offer cloud download services for our subscribers. Upon receipt of a download request from a subscriber, our cloud servers, which are a component of our download acceleration platform, will initiate a parallel cloud download for the subscriber. Once a file has been completely downloaded, the subscriber can then download directly from our cloud servers at potentially superior speed and reliability than through a regular download. Our cloud download technology is particularly helpful when subscribers need to download files that are only available from slow or unreliable download sources, or download a group of files but have only limited internet connectivity time.

Services for our users and subscribers

Leveraging the large user base and download traffic of Xunlei Downloader, we have expanded our integrated service offerings to further address the needs of our users to search, access and enjoy digital media content and interact among themselves. For example, we provide the following major services to our users:

Xunlei digital media download software

We launched Xunlei Downloader in 2004 to address deficiencies of digital media downloads over broadband internet in China, such as low speed and high failure rates. Xunlei Downloader was adopted as the most popular digital media download software among internet users in China, as measured by total user penetration rate, according to iResearch. As our core product, Xunlei Downloader also bridges users with diverse needs to our other services, such as our Xunlei Kankan website, which provides high-definition online video content, Xunlei media player, which supports both online and offline video watching, and Xunlei Game Hall, which provides various online casual games, by recommending and providing links to these services on its user interface. We believe that our integrated services have helped cultivate a strong user experience and user loyalty.

Our resource discovery network supports a wide variety of peer and server-based file transfer protocols, including HTTP, FTP, ED2K, BT, MMS and RTSP. The technological advantages of our Xunlei Downloader has allowed it to achieve a market-leading position in providing fast and reliable digital media download services for users in China. See "—Technology."

Xunlei Downloader, now in Version VII, which we launched in August 2010, is designed to provide an easily accessible digital media download solution to our users. In addition to our featured download function, we have integrated certain features into the interface of Xunlei Downloader to enhance our overall user experience while helping users download their desired content efficiently. For example, Xunlei Downloader provides a platform to integrate other third-party plug-in applications. Users can add application tabs to create shortcuts to various services that are provided by us, third-party application developers and application venders who have business relationships with us. For example, users can add a tab to get access to updated news reports provided by ifeng.com, a popular Chinese media website. We also designed a task management console at the left-hand side of the interface of Xunlei Downloader to allow our users to track and manage their downloads in progress, to manage and prioritize cloud-based download tasks, or manage and synchronize downloaded content across multiple internet-enabled devices. In addition, we provide the creative background themes, or the "skins," of the interface of Xunlei Downloader to cater to the aesthetic preferences of our users.

Xunlei Kankan online video streaming website

We provide online video streaming services through our Xunlei Kankan website at www.xunlei.com to enable our users to watch premium, high-definition video content in streaming form. The comprehensive video content library of Xunlei Kankan consists primarily of licensed long-form video content including television series, movies, variety shows and animations. Capitalizing on our existing resource discovery technology, the transmission of online video content is partially supported by our distributed computing power, which reduces our infrastructure construction costs, such as bandwidth and server costs that are typically incurred by online video companies. We believe our bandwidth cost is significantly lower than that of online video companies who rely primarily on content delivery networks.

As of March 31, 2011, we licensed in aggregate over 48,800 hours of online videos consisting of approximately 2,155 movie titles, 1,556 television series covering 41,545 episodes, and 100 variety shows. We differentiate Xunlei Kankan and the viewing experience it delivers by focusing on providing high-definition content. A significant portion of our video content is in high-definition format. We label each video on Xunlei Kankan based on their respective levels of resolution to ensure optimal viewing experience. We had established long-term relationships with more than 120 professional media content providers as of March 31, 2011, either directly or through third-party copyright distributors. We currently focus on further broadening our collection of popular and in-season video content. For example, we managed to license on average a significant majority of the television series that are publicly aired each month in China and strive to keep our content library updated. We license video content typically at fixed rates for a specified term. The terms of our licenses for professionally produced content generally range from one to six years for movies and one to five years for television series. We generally renew our licenses when they expire.

Our users can easily watch, rate and comment on videos on our Xunlei Kankan website. We offer an in-site search box to help users locate their desired content by keywords. Once a video is selected and viewed by a user, Xunlei Kankan will also recommend related videos to the user that may appeal to his or her taste. Furthermore, in order to help users easily find their preferred content, we categorize each type of content on our website into different sub-channels based on various criteria, such as year of production, genre and cast, and reserve a popularity ranking column for each type of content. Registered users may post comments or long-form reviews below each video and respond to others' comments. We believe the user experience we offer through these user-friendly features contribute to the growth in terms of numbers of monthly unique visitors on Xunlei Kankan. Our number of monthly unique visitors from homes and offices on Xunlei Kankan increased from 52.0 million in June 2008 to 120.7 million in April 2011, according to iResearch.

Our users are able to register on Xunlei Kankan free of charge. Registered users may comment or post reviews on the video content released on Xunlei Kankan and respond to comments posted by other registered users. To further encourage live interaction among our users, we recently invited our most active registered members of the online community to attend initial screenings of domestic blockbusters in different Chinese cities. In return, such members prepare and publish reviews of the movies they have screened on Xunlei Kankan.

Xunlei Media Player

We launched Xunlei Digital Media Player, or Xunlei Media Player, in 2008 as a supplementary tool to deliver complete viewing experience of rich media content to our users of both Xunlei Downloader and Xunlei Kankan. Xunlei Media Player is our proprietary downloadable software that supports both online and offline play of digital media content as well as simultaneous play of content while it is being downloaded by Xunlei Downloader. The number of monthly active users from homes and offices reached 88.4 million in March 2011, according to iResearch.

Game services

Xunlei Casual Games.    We provide online casual games such as board games and card games through Xunlei Game Hall. The number of users of this service has been growing rapidly and it helps promote our brand among game users. Our Xunlei Game Hall accommodates single player or multiple player games. Currently all casual games are accessible to our users free-of-charge.

Xunlei Online Games.    To further engage the participation of our users, we also purchase licenses from or enter into revenue sharing arrangements with these developers. Online games offered through our platform have been highly popular as a significant portion of our user base is highly interested in games as indicated by the large download traffic of game downloads. Online game players can play the games free of charge, but are offered the opportunity to purchase in-game virtual items and other value-added services for a fee to enhance their game-playing experience.

Our subscribers and cloud-based subscription services

Historically, we attracted users by providing open registration of Xunlei accounts free of charge, and by allowing registered users to post comments and interact with each other within our services suite. We engage our registered users by awarding incentives such as progressively increasing levels of titles based on the amount of "experience points" they gain over time. Since March 2009, we started to introduce a subscription program coupled with packages of cloud-based paid services labeled by VIP level. As long as a subscriber continues with the subscription, his or her VIP level and the corresponding paid services within the subscription package will be upgraded. Our subscription mechanism encourages heightened user loyalty and helps generate a recurring and predictable revenue stream for us. The number of our subscribers grew rapidly since we launched our subscription program in 2009. As of March 31, 2011, we had over 1.3 million subscribers.

Cloud-based subscription services

We provide premium cloud-based download and storage services and other exclusive benefits to our subscribers. The VIP level of a subscriber will increase over time based on daily awards of "value points," as long as the subscriber continues with the subscription. Meanwhile, the corresponding benefits and services within the subscription package will be upgraded according to the VIP level. The longer a subscriber uses our services, the higher the VIP level he or she will get. In the past twelve months, high-level subscribers accounted for an increasing portion of our growing subscriber base. For example, approximately 36% of our subscribers are ranked VIP level three and above as of March 31, 2011 as compared with approximately 11% as of March 31, 2010.

In the meantime, subscribers with higher VIP levels generally conduct more daily downloads than subscribers with lower VIP levels. In March 2011, the VIP level six subscribers downloaded 1.6 times more frequently than VIP level one subscribers.

Depending on the payment channel that a user selects, he or she pays RMB9.8 (US$1.51) or RMB15 (US$2.31) per month to become a subscriber. We incentivize our subscribers to choose annual subscription packages by offering accelerated accumulation of value points. A subscriber will be automatically upgraded to the next VIP level if his or her experience points reach certain milestones. Our cloud-based subscription services include:

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Cloud Download.    Upon receipt of a download request from a subscriber, our cloud servers will initiate a parallel cloud download for the subscriber. Once a file has been completely downloaded, the subscriber typically can download directly from our cloud servers at superior speed and reliability than through a regular download. Our cloud download technology is particularly helpful when subscribers need to download files that are only available from slow or unreliable download sources, or to download a group of files while having only limited internet connectivity time.

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Express Download.    Our high speed express download function, also based on our cloud computing technology, is available exclusively to our subscribers and it can significantly accelerate download speed. Subject to the physical speed limits of the broadband internet at the client end, our high speed express download provides subscribers with different levels of accelerated downloads and maximum download volume limits that correspond to the subscriber's VIP level.

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WalkBox.    Certain of our subscribers with higher VIP levels have access to "WalkBox," a cloud-based application currently at pilot stage. WalkBox allows users to store information and files over our cloud computing server network and enables synchronized editing and sharing across different terminal devices.

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Filemail.    Our subscribers are also entitled to access filemail, where he or she can send email and attach large-byte digital media files such as audio or video.

Our subscribers are also entitled to certain other privileges on Xunlei Kankan. Such privileges include, among other things, having an undisturbed viewing experience with all advertisements and commercials removed, and enjoying high-definition video streaming acceleration boosted by our acceleration technology.

Registered users with different VIP levels are entitled to different pre-set benefits and services. Therefore, we provide our subscribers the option to purchase additional benefits or services within their VIP level to further increase our revenue while providing our subscribers with flexibility.

Other paid services for users

We offer attractive paid services to non-subscribers. For example, our online game users can purchase game credits that enable them to play online games or acquire in-game virtual items or other privileges. We also launched downloads of popular games and our Digital Content Store, where all users can pay one-time fees to watch high-definition movies and television series, but only subscribers can purchase the same content at substantially discounted prices or free of charge.

Payment channels

Users can make payments for our cloud-based subscription services, online games and other services through third-party online, fixed-phone line and mobile phone payment channels. These third-party payment channels typically charge a handling fee for their services. Our subscribers generally have preferred to make subscription payments through mobile phones. However, as third-party mobile payment channels generally charge higher handling fees than other channels, we recently modified our subscription fee structure to encourage our subscribers to use other available payment channels. We will continue to seek to diversify available payment channels and improve related fee structures to encourage users to choose payment channels with lower handling fees.

Our advertisers and advertising services

Our advertisers

Online advertising is our primary source of revenues, and we provide advertising services primarily through Xunlei Kankan and Xunlei Downloader. We serve a broad range of brand advertisers consisting of international and domestic companies including Samsung and Unilever, which contributed to the largest portions of the advertising revenues we derived from the home appliances and consumer goods industry sectors in 2010, respectively. We provided our advertising services to 246, 334 and 348 advertisers in 2008, 2009 and 2010, respectively. Our brand advertisers operate in a variety of industries, including fast moving consumer goods, information technology services and automobile manufacturing. We also have a long history of providing advertising services to leading online game developers and e-commerce companies in China. For example, we have been working with Tencent, Inc. since 2004, Perfect World Co., Ltd. since 2005, Beijing Sohu New Era Information Technology Ltd., Shanda Games Limited since 2007 and Vancl (Beijing) Technology Co., Ltd. since 2008. A significant majority of our advertisers purchase our online advertising services through third-party advertising agencies.

Prior to the end of 2009, the majority of the advertisements were placed on Xunlei Downloader primarily in the form of banner advertisements and pop-up advertisements. Beginning in 2008, we also started to offer video advertisements on Xunlei Kankan. In December 2009, we made a decision to discontinue delivering pop-up advertisements on Xunlei Downloader to further improve our user experience and enhance user engagement. At the same time, we focused on offering video advertisements on Xunlei Kankan.

Online advertising services

We focus on providing advertisers with creative and cost-effective advertising solutions. Our online advertising services include text-linked, in-video, display, sponsorship and other forms of advertisements. In-video advertisements are typically priced according to their length and placement slot, and can be pre-roll, post-roll, mid-roll or pause advertisements. Display advertisements are typically priced based on their size and particular location on a webpage and can take the forms of banners, buttons, links and stream advertisements.

We strive to creatively utilize our integrated service interface in designing a particular advertising campaign for our online advertisers. For example, for a single advertising campaign, we can not only deliver different forms of in-video and display advertisements on Xunlei Kankan, but also design tailored theme skins to be installed by our Xunlei Downloader and Xunlei Media Player users.

We offer advertisements with noticeable visual impact on Xunlei Kankan, such as high-definition background advertisements that surround a selected video screen concurrently with the viewing of the video.

Sales and marketing

Advertising sales

Although we maintain direct contact with our advertisers, we sell our advertising services primarily through third-party advertising agencies. As is customary in the advertising industry in China, we typically enter into individual advertising agreements with such third-party advertising agencies for each advertiser. Depending on the type of advertiser and content, the term of an advertising agreement is typically no longer than three months. We also enter into framework agreements, typically at one-year terms, with our major third-party advertising agencies, and pay rebates to the agencies based on the value of business they bring to us. The list prices of our advertising services depend on various factors, including the form of advertising, specific targeting requirements, duration of the time slot purchased and popularity of the content in which the advertisements will be placed. We review and adjust our list prices annually.

We have built experienced sales teams for our advertising services. Our sales teams assist advertisers to structure advertising campaigns and design effective advertising strategies. We rely on the entire platform of our service offerings to structure and promote the advertising campaigns for our advertisers.

The compensation for employees on our sales team is based in large part on performance. We provide regular on-the-job training to members of our sales team to help them provide current and potential customers with comprehensive information about our services and the advantages of using our advertising solutions. Our performance-linked compensation structure and career-oriented training help motivate our salespeople.

Marketing and brand promoting

Our user base has grown primarily through word-of-mouth. We believe satisfied users and customers are more likely to recommend our services to others. Thus, we continue to focus on improving our services and enhancing our user experience. We invest in a variety of marketing activities to further promote our brand awareness among existing and potential users as well as other customers. For example, we host or attend various public relations events, such as seminars, conferences and trade shows, in the advertising, online video and online gaming industries to attract users and advertisers. To drive the growth of our subscribers, we market our premium paid services and place subscription advertisements at prominent locations throughout our integrated service offerings.

Research and development

We believe that our commitment to research and development is an important contributing factor in our success. As of December 31, 2010, we have a team of 475 engineers and supporting technicians. We provide our engineers and supporting technicians with various continuing training programs and opportunities. To maintain and enhance our leadership position, we will continue to compete for engineering talent and invest in research and development in order to provide better services to our users, subscribers and advertisers.

Our research and development team is divided, according to focus areas, into basic product engineering, application engineering, subscription services engineering and wireless and embedded system engineering. The table below provides an outline of what each focus area entails:

Basic Product Engineering	Primarily focuses on the development of our basic technologies to ensure that we use the most advanced data transmission and storage techniques to maintain our competitive advantage.
Application Engineering
Primarily focuses on continuous development of our resource discovery technologies to maintain the competitive advantages of our key products, such as Xunlei Downloader and Xunlei Kankan, as well as the online games platform that we operate.
Subscription Services Engineering	Primarily focuses on diversifying and refining the paid services we provide to our subscribers.
Wireless and Embedded System Engineering	Primarily focuses on expanding our services into other internet-enabled devices, such as tablets, smartphones, set-top box tuners and internet televisions.

Intellectual property

Protection of our intellectual property

Our patents, copyrights, trademarks, trade secrets and other intellectual property rights are critical to our business. We rely on a combination of patent, copyright, trademark, trade secret and other intellectual property-related laws in the PRC and contractual restrictions to establish and protect our intellectual property rights. We require all of our employees to enter into agreements requiring them to keep confidential all information they obtain during the course of their employment relating to our technology, methods, business practices, customers and trade secrets. As of March 31, 2011, among the 115 patent applications we have filed, 46 were granted in the PRC and 1 was granted in the United States and 13 have been rejected, while another 52 applications are being examined by the State Intellectual Property Office of the PRC and 3 additional patent applications in the United States are being reviewed by the United States Patent and Trademark Office. We also seek to vigorously protect our Xunlei brand and the brands of our other services. As of March 31, 2011, we have applied for registration of 148 trademarks and have received 57 registered trademarks in different applicable trademark categories.

Content monitoring and copyright protection

We take initiatives to protect third-party copyrights. The internet industry in China suffers from copyright infringement issues and online content providers are frequently involved in litigation based on allegations of infringement or other violations of copyrights. Assisted by a team of 15 employees in our legal and intellectual property department, we have implemented internal procedures pursuant to the legal requirements under relevant PRC laws and regulations to monitor and review the content we license from content providers before it is released on our Xunlei Kankan website. We seek assurances in our contracts with content providers that (i) they have the legal right to license the content for the uses we require; (ii) the content itself as well as the authorization or rights granted to us neither breach any applicable law, regulations or public morals, nor impair any third-party rights; and (iii) they will indemnify us for losses resulting from both the non-compliance of such content with the laws and claims from third parties. We remove any infringing content from our Xunlei Kankan website and our digital media file index promptly after we receive notice of infringement from the legitimate rights holder.

Competition

Due to our multiple service offerings, we face competition in several aspects of the internet services market in China. We believe that the key competitive factors in the overall internet services market in China include brand recognition, user traffic, technology platform and monetization abilities.

Our Xunlei Downloader primarily competes with e-Mule, FlashGet and Tencent (QQ Cyclone). Our Xunlei Kankan website primarily competes with other major online video companies in China such as Youku.com and Tudou.com. In addition, we also face competition for the advertisement budgets of our advertisers from other internet companies and other forms of media.

Employees

We had 469, 521 and 860 employees as of December 31, 2008, 2009 and 2010, respectively. As of March 31, 2011, we had 957 employees, including 33 in management, 380 in research and development, 172 in technical support, 117 in content procurement, 209 in sales and marketing and 46 in general administration. As required by PRC regulations, we participate in employee benefit plans organized by government authorities, including pensions, work-related injury benefits, unemployment benefit and housing fund plans. We have granted stock options to management and key employees in order to reward their services and provide them with equity incentives. We maintain good employee relations and have not experienced any material labor disputes since our inception.

Facilities

Our principal executive offices are located at Building #11, Shenzhen Software park II, Shenzhen High-Tech Park, Shenzhen, PRC, which comprises approximately 7,000 square meters of office space. We recently leased another property comprising approximately 5,300 square meters to expand our office space. We also have branches in Beijing, Shanghai, Nanjing and a representative office in Guangzhou. We leased our premises from unrelated third parties who have valid title to the relevant properties. The chart below provides a summary of the term of each of our leases; we plan to renew these leases when they expire. All leased properties are office premises and other than our Shenzhen 2 leased property which is under renovation, all our other premises are fully occupied at the moment.

Leased Property	Size	Term

Shenzhen 1	7,023 square meters	April 2011 to April 2014
Shenzhen 2	5,287 square meters	January 2011 to December 2013
Beijing	445 square meters	September 2010 to September 2011
Shanghai	610 square meters	December 2010 to September 2011
Nanjing	2,047 square meters	December 2009 to June 2014
Guangzhou	83 square meters	October 2010 to October 2011

Legal proceedings

We have been involved in legal proceedings related to our business from time to time. Internet services and media companies such as ours are frequently involved in litigation based on intellectual property-related claims. See "Risk factors—Risks related to our business—We have faced and may continue to face intellectual property infringement claims and other related claims that could be time-consuming and costly to defend and may result in our inability to continue providing certain of our existing services." We face potential intellectual property and other services. We currently have 32 copyright infringement lawsuits pending against us with an aggregate amount of claimed damages against us of approximately RMB21.8 million (US$3.4 million). Based on our management's evaluation of legal risks related to all unsettled cases incurred prior to March 31, 2011, we accrued US$0.2 million in litigation expenses for such cases as of March 31, 2011.

We are involved in 11 copyright infringement lawsuits in the PRC relating to the online video services we provide on Xunlei Kankan. We are also defending 19 copyright infringement lawsuits in the PRC involving Gougou, a digital media search engine previously owned by us. The plaintiffs in these lawsuits allege that the search result pages of Gougou place links to unauthorized content hosted by third parties. Although we are a named defendant in these cases, we sold the Gougou website and related intellectual property rights to an unaffiliated third party, who assumed all present and future Gougou-related intellectual property liabilities, including liabilities incurred in connection with these lawsuits. We agreed to continue to provide technical support until the purchaser can independently operate the website. In addition, we are party to two lawsuits involving other aspects of our business.

Although legal proceedings are inherently uncertain and their results cannot be predicted, we believe that the resolutions of these legal proceedings, even if adverse to us, will not individually or in the aggregate result in material liability to us, nor will they have a material adverse effect on our business, financial condition or results of operations. Regardless of the outcome, however, any litigation can result in substantial costs and diversion of our management resources and attention.

Regulation

The following is a summary of the principal laws and regulations that are or may be applicable to companies such as ours in the PRC. The scope and enforcement of many of the laws and regulations described below are uncertain. We cannot predict the effect of further developments in the PRC legal system, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof.

Regulation on telecommunications and internet information services

The telecommunications industry, including the internet sector, is highly regulated in the PRC. Regulations issued or implemented by the State Council, the Ministry of Industry and Information Technology, or MIIT (formerly the Ministry of Information Industry, or MII), and other relevant government authorities cover many aspects of operation of telecommunications and internet information services, including entry into the telecommunications industry, the scope of permissible business activities, licenses and permits for various business activities and foreign investment.

The principal regulations governing the telecommunications and internet information services we provide in the PRC include:

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Telecommunications regulations (2000), or the Telecom Regulations. The Telecom Regulations categorize all telecommunications businesses in the PRC as either basic or value-added. Value-added telecommunications services are defined as telecommunications and information services provided through public network infrastructures. The "Catalog of Telecommunications Business," an attachment to the Telecom Regulations and updated by the MII's Notice on Adjusting the Catalog of Telecommunications Business effective from April 1, 2003, categorizes various types of telecommunications and telecommunications-related activities into basic or value-added telecommunications services, according to which, internet information services, or ICP services, are classified as value-added telecommunications businesses. Under the Telecom Regulations, commercial operators of value-added telecommunications services must first obtain an operating license for value-added telecommunications services, or the ICP License, from the MIIT or its provincial level counterparts.

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Administrative measures on internet information services (2000), or the Internet Measures. According to the Internet Measures, a commercial ICP service operator must obtain an ICP License from the relevant government authorities before engaging in any commercial ICP service within the PRC. When the ICP service involves areas of news, publication, education, medical treatment, health, pharmaceuticals, medical equipment and other industry and if required by law or relevant regulations, prior approval from the respective regulating authorities must be obtained prior to applying for the ICP License from MIIT or its local branch at the provincial level. Moreover, an ICP service operator must display its ICP License number in a conspicuous location on its website and must monitor its website to remove categories of harmful content that are broadly defined.

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Administrative measures for telecommunications business operating license (2009, revised), or the Telecom License Measures. The Telecom License Measures set forth more specific provisions regarding the types of licenses required to operate value-added telecommunications services, the qualifications and procedures for obtaining such licenses and the administration and supervision of such licenses. For example, an ICP service operator conducting business within a single province must apply for the ICP License from the MIIT's applicable provincial level counterpart, while an ICP service operator providing ICP services across provinces must apply for a Trans-regional ICP License directly from MIIT. An ICP service operator that has been granted a Trans-regional ICP License must file a record with the local branch of MIIT at the provincial level prior to conducting any value added telecommunications business in such provinces. The appendix to the ICP License must detail the permitted activities to be conducted by the ICP service operator. An approved ICP service operator must conduct its business in accordance with the specifications recorded on its ICP License. The ICP License is subject to annual review and the annual review result will be recorded as an appendix to the ICP License, published to the public and notified to the applicable administrative authority for industry and commerce.

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Detailed rules on the administration of internet websites (2005), which set forth that the website operator is required to apply for the ICP filing from the MIIT or its local branches at the provincial level on its own or through the access service provider.

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Regulations for administration of foreign-invested telecommunications enterprises (2008, revised), or the FITE Regulations. The FITE Regulations set forth detailed requirements with respect to, among others, capitalization, investor qualifications and application procedures in connection with the establishment of a foreign-invested telecommunications enterprise. Under the FITE Regulations, a foreign entity is prohibited from owning more than 50% of the total equity interest in any value-added telecommunications service business in the PRC and the major foreign investor in any value-added telecommunications service business in the PRC shall have good and profitable records and operating experiences in such industry.

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Circular on strengthening the administration of foreign investment in and operation of value-added telecommunications business (2006). Under this circular, a domestic PRC company that holds an ICP License is prohibited from leasing, transferring or selling the ICP License to foreign investors in any form, and from providing any assistance, including providing resources, sites or facilities, to foreign investors that conduct value-added telecommunications business illegally in the PRC. Further, the domain names and registered trademarks used by an operating company providing value-added telecommunications service shall be legally owned by such company and/or its shareholders. In addition, such company's operation premises and equipment should comply with the approved covering region on its ICP License, and such company should establish and improve its internal internet and information security policies and standards and emergency management procedures.

To comply with these PRC laws and regulations, we operate our website through Shenzhen Xunlei, our PRC consolidated affiliated entity. Shenzhen Xunlei currently holds an ICP License and owns the essential trademarks and domain names in relation to our value-added telecommunications business.

Under various laws and regulations governing ICP services, ICP services operators are required to monitor their websites. They may not produce, duplicate, post or disseminate any content that falls within the prohibited categories and must remove any such content from their websites, including any content that:

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opposes the fundamental principles determined in the PRC's Constitution;

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compromises state security, divulges state secrets, subverts state power or damages national unity;

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harms the dignity or interests of the State;

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incites ethnic hatred or racial discrimination or damages inter-ethnic unity;

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sabotages the PRC's religious policy or propagates heretical teachings or feudal superstitions;

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disseminates rumors, disturbs social order or disrupts social stability;

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propagates obscenity, pornography, gambling, violence, murder or fear or incites the commission of crimes;

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insults or slanders a third party or infringes upon the lawful rights and interests of a third party; or

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includes other content prohibited by laws or administrative regulations.

The PRC government may shut down the websites of ICP License holders that violate any of such content restrictions and requirement, revoke their ICP Licenses or impose other penalties pursuant to applicable law. To comply with these PRC laws and regulations, we have adopted internal procedures to monitor content displayed on our website.

Regulation on online transmission of audio-visual programs

On July 6, 2004, the State Administration of Radio, Film and Television, or the SARFT, promulgated the Measures for the Administration of Publication of Audio-visual Programs through Internet or Other Information Network, or the 2004 Internet A/V Measures, which apply to the activities relating to the opening, broadcasting, integration, transmission or download of audio-visual programs via internet or other information network. An applicant who engages in the business of transmitting audio-visual programs must apply for a license issued by SARFT in accordance with the categories of business, receiving terminals, transmission networks and other items. Foreign invested enterprises are not allowed to engage in the above business. On April 13, 2005, the State Council promulgated the Certain Decisions on the Entry of the Non-State-owned Capital into the Cultural Industry. On July 6, 2005, five PRC regulatory agencies, namely, the Ministry of Culture, or the MOC, SARFT, the General Administration of Press and Publication, or the GAPP, the National Development and Reform Commission, or the NDRC and the Ministry of Commerce, jointly adopted the Several Opinions on Canvassing Foreign Investment into the Cultural Sector. According to these regulations, non-State-owned capital and foreign investors are not allowed to conduct the business of transmitting audio-visual programs via information network.

On December 20, 2007, SARFT and MII jointly promulgated the Administrative Provisions on Internet Audio-visual Program Service, or the Audio-visual Program Provisions, which came into effect on January 31, 2008. The Audio-visual Program Provisions apply to the provision of audio-visual program services to the public via internet (including mobile network) within the territory of the PRC. Providers of internet audio-visual program services are required to obtain a License for Online Transmission of Audio-visual Programs issued by SARFT or complete certain registration procedures with SARFT. Providers of internet audio-visual program services are generally required to be either State-owned or State-controlled by the PRC government, and the business to be carried out by such providers must satisfy the overall planning and guidance catalog for internet audio-visual program services determined by SARFT. In a press conference jointly held by SARFT and MII to answer questions with respect to the Audio-visual Program Provisions in February 2008, SARFT and MII clarified that providers of internet audio-visual program services who engaged in such services prior to the promulgation of the Audio-visual Program Provisions shall be eligible to register their business and continue their operation of internet audio-visual program services so long as those providers had not been in violation of the laws and regulations.

On May 21, 2008, SARFT issued a Notice on Relevant Issues Concerning Application and Approval of License for Online Transmission of Audio-visual Programs, which further sets forth detailed provisions concerning the application and approval process regarding the License for Online Transmission of Audio-visual Programs. The notice also provides that providers of internet audio-visual program services who engaged in such services prior to the promulgation of the Audio-visual Program Provisions shall also be eligible to apply for the license so long as their violation of the laws and regulations is minor and can be rectified timely and they have no records of violation during the latest three months prior to the promulgation of the Audio-visual Program Provisions. On December 28, 2007, SARFT issued the Notice on Strengthening the Administration of TV Dramas and Films Transmitted via Internet. According to such notice, the audio-visual programs of film and drama category published to the public through information network shall be TV dramas under the Permit for Issuance of TV Dramas, films under the Permit for Public Projection of Films, cartoons under the Permit for Issuance of Cartoons or academic literature movies and TV plays under the Permit for Public Projection of Academic Literature Movies and TV Plays and the providers of such services shall obtain the prior consents from copyright owners of all such audio-visual programs.

On December 28, 2007, SARFT issued the Notice on Strengthening the Administration of TV Dramas and Films Transmitted via the Internet, or the Notice on Dramas and Films. According to this notice, if audio-visual programs published to the public through an information network fall under the film and drama category, the requirements of the Permit for Issuance of TV Dramas, Permit for Public Projection of Films, Permit for Issuance of Cartoons or academic literature movies and Permit for Public Projection of Academic Literature Movies and TV Plays will apply accordingly. In addition, providers of such services should obtain prior consents from copyright owners of all such audio-visual programs.

Further, on March 31, 2009, SARFT issued the Notice on Strengthening the Administration of the Content of Internet Audio-visual Programs, or the Notice on Content of A/V Programs which reiterates the requirement of obtaining the relevant permit of audio-visual programs to be published to the public through information network, where applicable, and prohibits certain types of internet audio-visual programs containing violence, pornography, gambling, terrorism, superstition or other hazardous factors. In addition, on August 14, 2009, SARFT issued the Notice on Relevant Issues Regarding Strengthening of the Administration of Internet Audio/visual Program Services Received by Television Terminals, which specifies that prior to providing audio-visual program services for television terminals, an ICP service operator shall obtain the License for Online Transmission of Audio-visual Programs containing the scope of "Integration and Operation Services of Audio-visual Programs Received by Television Terminals." On April 1, 2010, SARFT issued the Internet Audio/Visual Program Services Categories (Provisional), or the Provisional Categories, which classified internet audio-visual programs into four categories. However, at this stage, the Provisional Categories do not include internet television or mobile television, and it is unclear as to how the categorization system under the newly adopted Provisional Categories will be enforced or how will it evolve. To comply with these laws and regulations, Shenzhen Xunlei has obtained a License for Online Transmission of Audio-visual Programs with an effective period from December 2008 to December 2011.

Regulation on foreign television programs

Broadcast of foreign television programs is strictly regulated by SARFT. On August 11, 1997, the State Council promulgated the Administrative Regulations on Television and Radio, under which any foreign television drama or other foreign television program to be broadcast by television or radio stations shall be subject to the prior inspection and approval by SARFT or its authorized entities.

In addition, on September 23, 2004, SARFT promulgated the Administrative Regulations on the Introduction and Broadcasting of Foreign Television Programs, pursuant to which only organizations designated by SARFT are qualified to apply to SARFT or its authorized entities for introduction or broadcasting of foreign television dramas or foreign television programs. Approval of such application is subject to the general plan of SARFT and content of such foreign television dramas or programs must not by any means threaten the national security or violate any laws or regulations. In 2007, SARFT issued the Notice on Further Strengthening the Administration of the Introduction and Broadcasting of Foreign Television Programs, emphasizing that the aforesaid regulations must be strictly followed.

The 2004 Internet A/V Measures also explicitly prohibit the internet service providers from broadcasting any foreign television or radio program over the information network and any violation may result in warnings, monetary penalties or criminal liabilities in severe cases. On November 19, 2009, SARFT issued a notice to extend the prohibition of broadcasting foreign television programs to mobile TV. However, pursuant to several notices issued by SARFT, such as the Notice on Dramas and Films and the Notice on Content of A/V Programs referenced above under "—Regulation on online transmission of audio-visual programs," foreign audio-visual programs may be published to the public through the Internet, provided that such foreign audio-visual programs comply with the regulations on administration of radios, films and television, and that the relevant permits required by PRC laws and regulations, such as the Permit for Issuance of TV Dramas, Permit for Public Projection of Films, Permit for Issuance of Cartoons or academic literature movies and Permit for Public Projection of Academic Literature Movies and TV Plays, have been obtained for such foreign audio-visual programs. The promulgation of the Notice on Dramas and Films and the Notice on Content of A/V Programs implies that the absolute restriction over broadcasting foreign television or radio programs on the Internet as set forth in the 2004 Internet A/V Measures has been lifted.

We source foreign television programs from various content providers. In dealing with content providers, we seek general assurance in the contracts we enter into with them that the content granted to us shall neither breach any applicable laws, regulations or public morals, nor impair any third party rights. We also source some foreign audio-visual programs directly from foreign content providers. However, we have not obtained any approval from SARFT for introducing and broadcasting such foreign audio-visual programs and cannot assure you that we may be able to obtain such approval if required to do so. See "Risk factors—Risks related to our business—We are strictly regulated in China. Any lack of requisite licenses or permits applicable to our business and any changes in government policies or regulations may have a material and adverse impact on our business, financial condition and results of operations."

Regulation on production of radio and television programs

On July 19, 2004, SARFT promulgated the Regulations on the Administration of Production of Radio and Television Programs, or the Radio and TV Programs Regulations, which came into effect as of August 20, 2004. Under the Radio and TV Programs Regulations, any entities that engage in the production of radio and television programs are required to apply for a license from SARFT or its provincial branches. Entities with the Permit for Production and Operation of Radio and TV Programs must conduct their business operation strictly in compliance with the approved scope of production and operation and other than radio and TV stations, such entities must not produce radio and TV programs regarding current political news or similar subjects and columns. Shenzhen Xunlei obtained a Permit for Production and Operation of Radio and TV Program in May 2009, with an approved scope of the production of radio plays, TV dramas, animations, featured shows and entertainment programs.

Regulation on online cultural activities

On February 17, 2011, MOC promulgated the new Provisional Measures on Administration of Internet Culture, or the Internet Culture Measures, which became effective as of April 1, 2011, and the Notice on Issues Relating to Implementing the Newly Amended Provisional Measures on Administration of Internet Culture on Mar 18, 2011. The MOC also abolished the Provisional Measures on Administration of Internet Culture promulgated on May 10, 2003 and amended on July 1, 2004 as well as the Notice on Issues Relating to Implementing the Provisional Measures on Administration of Internet Culture issued on July 4, 2003. The Internet Culture Measures apply to entities that engage in activities related to "online cultural products." "Online cultural products" are classified as cultural products produced, disseminated and circulated via internet which mainly include: (i) online cultural products particularly produced for the internet, such as online music entertainment, network games, network performance programs, online performing arts, online artworks and online animation features and cartoons; and (ii) online cultural products converted from music entertainment, games, performance programs, performing arts, artworks and animation features and cartoons, and disseminated via the internet. Pursuant to these measures, entities are required to obtain relevant Online Culture Operating Permits from the applicable provincial level culture administrative authority if they intend to commercially engage in any of the following types of activities:

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production, duplication, importation, distribution or broadcasting of online cultural products;

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publication of online cultural products on the internet or transmission thereof via information networks such as the internet and the mobile networks to computers, fixed-line or mobile phones, television sets or gaming consoles for the purpose of browsing, reviewing, using or downloading such products by online users; or

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exhibitions or contests related to online cultural products.

To comply with these then- and currently effective laws and regulations, Shenzhen Xunlei obtained an Online Culture Operating Permit in October 2010 for the operating of online games and other online cultural products.

Regulation on online games

MOC is the government agency primarily responsible for regulating online games in the PRC. On June 3, 2010, MOC promulgated the Provisional Measures on the Administration of Online

Games, pursuant to which the content of the online games are subject to the review of MOC. These measures set forth a series of prohibitions regarding the content of the online games, including but without limitation the prohibition on content that oppose the fundamental principles stated in the PRC Constitution, compromise state security, divulge state secrets, subvert state power or damage national unity, and content that is otherwise prohibited by laws or administrative regulations. Moreover, in accordance with these measures, ICP service operators engaging in any activities involving the operation of online games, issuance or trading of virtual currency must obtain the Online Culture Operating Permit and handle the filing procedures with MOC and its provincial counterparts. Regarding virtual currency trading, ICP service operators can only issue virtual currency in exchange of the service provided by itself rather than trading for service or products provided by third parties. ICP service operators cannot appropriate the advance payment by the players and are not allowed to provide trading service of virtual currency to minors. All the transactions in the accounts shall be kept in records for a minimum of 180 days. To comply with these laws and regulations, Shenzhen Xunlei has obtained an Online Culture Operating Permit in October 2010 for operating online games.

In addition, on February 15, 2007, MOC, the People's Bank of China and other relevant government authorities jointly issued the Notice on Further Strengthening Administrative Work on the Internet Cafes and Online Games, or the Internet Cafes Notice, pursuant to which the People's Bank of China is directed to strengthen the administration of virtual currency in online games to avoid any adverse impact on the economy and financial system. This notice provides that the total amount of virtual currency issued by online game operators and the amount purchased by individual game players should be strictly limited, with a strict and clear division between virtual transactions and real transactions carried out by way of electronic commerce. It also provides that virtual currency shall only be used to purchase virtual items. On June 4, 2009, MOC and Ministry of Commerce jointly issued the Notice on Strengthening the Administrative Work on Virtual Currency of Online Games, pursuant to which no enterprise may concurrently provide both virtual currency issuance service and virtual currency transaction service.

Further, the online publication of online games is subject to the regulation of GAPP under the Tentative Administration Measures on Internet Publication and ICP service operators must obtain the Internet Publication License prior to provision of any online game services. On September 28, 2009, GAPP, the National Copyright Administration and the National Office of Combating Pornography and Illegal Publications jointly published the Notice Regarding the Consistent Implementation of the "Stipulations on 'Three Provisions' of the State Council and the Relevant Interpretations of the State Commission Office for Public Sector Reform and the Further Strengthening of the Administration of Pre-examination and Approval of Internet Games and the Examination and Approval of Imported Internet Games", or the Notice of Three Provisions and Internet Games, which expressly requires that all online games need to be screened by GAPP through the advanced approvals before they are operated online, and any updated online game versions or any change to the online games shall be subject to further advanced approvals before they can be operated online. In addition, foreign investors are prohibited from operating online games by the forms of Sino-foreign joint ventures, Sino-foreign cooperatives and wholly foreign owned enterprises. The indirect functions such as contractual control and technology supply are also prohibited.

The online games services and other services we provide may be deemed a kind of "internet publication" and the relevant authority could require us to obtain an Internet Publication

License. We are in the process of applying for such license from GAPP. In addition, the applicable regulations also specify that all online games shall be screened and approved in advance by GAPP before they can be launched online. Pursuant to our contracts with game developers, the game developers are responsible for submitting the relevent application to the competent authority.

Regulation on internet news dissemination

The State Council Information Office, or the SCIO and MII promulgated the Provisional Regulations for the Administration of Internet Websites Engaging in News Publication Services, and the Provisions for the Administration of Internet News Information Services on November 7, 2000 and September 25, 2005, respectively. Pursuant to such regulations, websites established by non-news organizations may publish news released by certain official news agencies but may not publish news generated by themselves or news sourced elsewhere. In order to disseminate news, such websites must satisfy the relevant requirements set forth in the foregoing two regulations and have acquired the approval from SCIO after securing permission from the news office of the local government at the provincial level. Moreover, the websites intending to publish the news released by the aforementioned news agencies must enter into agreements with the respective news agencies, and file copies of such agreements with the news office of the local government at the provincial level. In addition, any organization is prohibited from establishing Sino-foreign joint ventures, Sino-foreign cooperatives and wholly foreign owned enterprises to operate internet news dissemination service. Because the audio/video content we currently provide on Xunlei Kankan website mainly relates to entertainment or financial topics, we do not believe the above license requirements apply to us. However, there is no assurance that the SCIO or its local branches will not take a view that is contrary to ours. See "Risk factors—Risks related to our business—We are strictly regulated within the PRC. Any lack of requisite licenses or permits applicable to our business and any changes in government policies or regulations may have material and adverse impact on our business, financial condition and results of operations."

Regulation on internet publication

GAPP is the government agency responsible for regulating publication activities in the PRC. On June 27, 2002, MII and GAPP jointly promulgated the Tentative Administration Measures on Internet Publication, or the Internet Publication Measures, which took effect on August 1, 2002. The Internet Publication Measures require internet publishers to secure approval, or the Internet Publication License, from GAPP to conduct internet publication activities. The term "internet publication" is defined as an act of online dissemination where internet information service providers select, edit and process works created by themselves or others (including content from books, newspapers, periodicals, audio and video products, electronic publications, and other sources that have already been formally published or works that have been made public in other media) which they then post on the internet or transmit to users via the internet for browsing, use or downloading by the public. The Internet Publication Measures also provide the detailed qualifications and application procedures for obtaining the Internet Publication License. Neither GAPP nor MIIT has specified whether the approval required by the Internet Publication Measures is applicable to the dissemination of online audio and video programs. However, the Notice of Three Provisions and Internet Games issued jointly by GAPP and other relevant administrations confirmed that the entities operating internet games must obtain the Internet Publication License. We are in the process of applying for such license from

GAPP. The cost associated with this application is a procedural fee and is not material. While the regulations on internet publications provide for a 60-day application review period, in practice the timing and issuance of final approval are at the sole discretion of GAPP. To date, we have not received any notice of warnings or penalties from the relevant governmental authorities regarding our publication activities through our website.

Regulation on internet privacy

The PRC Constitution states that PRC law protects the freedom and privacy of communications of citizens and prohibits infringement of such rights. In recent years, PRC government authorities have enacted legislation on internet use to protect personal information from any unauthorized disclosure. The Internet Measures prohibit ICP service operators from insulting or slandering a third party or infringing upon the lawful rights and interests of a third party. Pursuant to the BBS Measures, ICP service operators that provide electronic messaging services must keep users' personal information confidential and must not disclose such personal information to any third party without the users' consent, unless such disclosure is required by law. The regulations further authorize the relevant telecommunications authorities to order ICP service operators to rectify unauthorized disclosure. ICP service operators are subject to legal liability if the unauthorized disclosure results in damages or losses to users. The PRC government, however, has the power and authority to order ICP service operators to turn over personal information if an internet user posts any prohibited content or engages in illegal activities on the internet. To comply with these laws and regulations, we have established information security systems to protect users' privacy and have filed them with the local branch of MITT as required.

Regulation on internet medicine information service

The State Food and Drug Administration, or the SFDA, promulgated the Administration Measures on Internet Medicine Information Service on July 8, 2004 and certain implementing rules and notices thereafter. These measures set out regulations governing the classification, application, approval, content, qualifications and requirements for internet medicine information services. An ICP service operator that provides information regarding medicine or medical equipment must obtain an Internet Medicine Information Service Qualification Certificate from the applicable provincial level counterpart of SFDA. Shenzhen Xunlei obtained a Medicine Information Service Qualification Certificate from Guangdong Food and Drug Administration in 2009 for the provision of internet medical information services, which will remain valid until January 2014.

Regulation on advertising business

The State Administration for Industry and Commerce, or the SAIC, is the government agency responsible for regulating advertising activities in the PRC.

According to the PRC laws and regulations, companies that engage in advertising activities must obtain from SAIC or its local branches a business license which specifically includes operating an advertising business within its business scope. The business license of an advertising company is valid for the duration of its existence, unless the license is suspended or revoked due to a violation of any relevant law or regulation. PRC advertising laws and regulations set forth certain content requirements for advertisements in the PRC including, among other things, prohibitions on false or misleading content, superlative wording, socially destabilizing content or content involving obscenities, superstition, violence, discrimination or infringement of the public interest. Advertisers, advertising agencies, and advertising distributors are required by PRC advertising laws and regulations to ensure that the content of the advertisements they prepare or distribute is true and in full compliance with applicable law. In providing advertising services, advertising operators and advertising distributors must review the supporting documents provided by advertisers for advertisements and verify that the content of the advertisements complies with applicable PRC laws and regulations. Prior to distributing advertisements that are subject to government censorship and approval, advertising distributors are obligated to verify that such censorship has been performed and approval has been obtained. Violation of these regulations may result in penalties, including fines, confiscation of advertising income, orders to cease dissemination of the advertisements and orders to publish an advertisement correcting the misleading information. In circumstances involving serious violations, SAIC or its local branches may revoke violators' licenses or permits for their advertising business operations.

To comply with these laws and regulations, we have obtained a business license, which allows us to operate advertising businesses, and adopted several measures. Our advertising contracts require that substantially all advertising agencies or advertisers that contract with us must examine the advertising content provided to us to ensure that such content are truthful, accurate and in full compliance with PRC laws and regulations. In addition, we have established a task force to review all advertising materials to ensure the content does not violate the relevant laws and regulations before displaying such advertisements, and we also request relevant advertisers to provide proof of governmental approval if an advertisement is subject to special government review. See "Risk factors—Risks related to our business—Advertisements we display as well as our shift of focus in our advertiser base may subject us to penalties and other administrative actions."

Regulation on information security and censorship

The applicable PRC laws and regulations specifically prohibit the use of internet infrastructure where it may breach public security, provide content harmful to the stability of society or disclose state secrets. According to these regulations, it is mandatory for internet companies in the PRC to complete security filing procedures and regularly update information security and censorship systems for their websites with the local public security bureau. In addition, the newly amended Law on Preservation of State Secrets which became effective on October 1, 2010 provides that whenever an internet service provider detects any leakage of state secrets in the distribution of online information, it should stop the distribution of such information and report to the authorities of state security and public security. As per request of the authorities of state security, public security or state secrecy, the internet service provider should delete any content on its website that may lead to disclosure of state secrets. Failure to do so on a timely and adequate basis may subject the internet service provider to liability and certain penalties given by the State Security Bureau, the Ministry of Public Security and/or MIIT or their respective local counterparts. As Shenzhen Xunlei is an ICP operator, it is subject to the laws and regulations relating to information security and censorship. To comply with these laws and regulations, it has completed the mandatory security filing procedures with the local public security authorities, and regularly updates its information security and content-filtering systems with newly issued content restrictions as required by the relevant laws and regulations.

Regulation on Torts

The Tort Law was promulgated by the Standing Committee of the National People's Congress on December 26, 2009 and became effective on July 1, 2010. Under this law, internet users and internet service providers shall bear tortious liability in the event they infringe upon other people's civil rights and interests through the internet. Where an internet user is infringing upon the civil rights or interests of another person via internet, the injured party shall have the right to demand the relevant Internet service provider to take necessary measures such as deleting the infringing content, etc. by serving the internet service provider a notice. Where the internet service provider fails to take any necessary measures, it shall be jointly and severally liable with the internet user for any additional injury or damage incurred thereafter. Under the circumstance that the internet service provider is aware that an internet user is infringing upon the civil rights or interests of another person and fails to take necessary measures, the internet service provider shall be jointly liable for such infringement with such internet user.

Regulation on intellectual property rights

The PRC has adopted comprehensive legislation governing intellectual property rights, including copyrights, patents, trademarks and domain names.

Copyright law

Under the Copyright Law (1990), as revised in 2001 and 2010, and its related Implementing Regulations (2002), creators of protected works enjoy personal and property rights, including, among others, the right of dissemination via information network of the works. The term of a copyright, other than the rights of authorship, alteration and integrity of an author which shall be unlimited in time, is life plus 50 years for individual authors and 50 years for corporations.

To address copyright issues relating to the internet, several regulations, rules and interpretations were adopted by the PRC governments and the PRC Supreme People's Court including, among others: Interpretations on Some Issues Concerning Applicable Laws for Trial of Disputes over Internet Copyright, Regulation on Protection of the Right of Communication through Information Network and Measures for Administrative Protection of Copyright Related to Internet. Pursuant to these regulations, rules and interpretations, internet service providers will be jointly liable with the infringer if they participate in, assist in or abet infringing activities committed by any other person through internet, are or should be aware of the infringing activities committed by their website users through the internet, or fail to remove infringing content or take other action to eliminate infringing consequences after receiving warning with evidence of such infringing activities from the copyright holder. In addition, where an ICP service operator is clearly aware of the infringement of certain content against other's copyright through the internet, or, although not being aware of such infringement but fails to take measures to remove relevant contents upon receipt of the copyright owner's notice, and as a result, it damages public interests, the ICP service operator could be subject to an order to stop the tortious act and other administrative penalties such as confiscation of illegal income and fines. Where there is no evidence to indicate that an ICP service operator is clearly aware of the facts of tort, or the ICP service operator has taken measures to remove relevant contents upon receipt of the copyright owner's notice, the ICP service provider shall not bear the relevant administrative legal liabilities. Furthermore, an ICP service provider may be exempted from indemnification liabilities under certain circumstances. For instance, any ICP service provider, who provides automatic internet access service upon instructions of its users or provides automatic transmission service of works, performance and audio-visual products provided by its users, will not be required to assume the indemnification liabilities if (i) it has not chosen or altered the transmitted works, performance and audio-visual products; and (ii) it provides such works, performance and audio-visual products to the designated user and prevents any person other than such designated user from obtaining the access.

To comply with these laws and regulations, we have implemented internal procedures to monitor and review the content we have licensed from content providers before they are released on our Xunlei Kankan website and remove any infringing content promptly after we receive notice of infringement from the legitimate rights holder.

Patent law

The National People's Congress adopted the Patent Law in 1984, and amended it in 1992, 2000 and 2008, respectively. A patentable invention, utility model or design must meet three conditions: novelty, inventiveness and practical applicability. Patents cannot be granted for scientific discoveries, rules and methods for intellectual activities, methods used to diagnose or treat diseases, animal and plant breeds or substances obtained by means of nuclear transformation. The State Intellectual Property Office under the State Council is responsible for receiving, examining and approving patent applications. A patent is valid for a twenty-year term in the case of an invention and a ten-year term in the case of a utility model or design, starting from the application date. A third-party user must obtain consent or a proper license from the patent owner to use the patent except for certain specific circumstances provided by law. Otherwise, the use will constitute an infringement of the patent rights. Among the patent applications we have filed, 46 were granted in the PRC, while another 52 applications are being examined by the State Intellectual Property Office of the PRC.

Trademark law

Registered trademarks are protected under the Trademark Law adopted in 1982 and amended in 1993 and 2001. The PRC Trademark Office of SAIC is responsible for the registration and administration of trademarks throughout the PRC. The Trademark Law has adopted a "first-to-file" principle with respect to trademark registration. Where a trademark for which a registration has been made is identical or similar to another trademark that has already been registered or been subject to a preliminary examination and approval for use on the same kind of or similar commodities or services, the application for registration of such trademark may be rejected. Any person applying for the registration of a trademark shall not prejudice the existing right of others obtained by priority, nor shall any person register in advance a trademark that has already been used by another person and has already gained "sufficient degree of reputation" through that person's use. After receiving an application, the PRC Trademark Office will make a public announcement if the relevant trademark passes the preliminary examination. Within three months after such public announcement, any person may file an opposition against a trademark that has passed a preliminary examination. The PRC Trademark Office's decisions on rejection, opposition or cancellation of an application may be appealed to the PRC Trademark Review and Adjudication Board, whose decision may be further appealed through judicial proceedings. If no opposition is filed within three months after the public announcement period or if the opposition has been overruled, the PRC Trademark Office will approve the registration and issue a registration certificate, upon which the trademark is registered and will be effective for a renewable ten-year period, unless otherwise revoked. We applied for registration of 148 trademarks and have received 57 registered trademarks in different applicable trademark categories.

Regulation on domain name

The domain names are protected under the Administrative Measures on the Internet Domain Names promulgated by MIIT on November 5, 2004 and effective on December 20, 2004. MIIT is the major regulatory body responsible for the administration of the PRC internet domain names, under supervision of which China Internet Network Information Center, or CNNIC, is responsible for the daily administration of CN domain names and Chinese domain names. CNNIC promulgated the Implementation Rules of Registration of Domain Name, or the CNNIC Rules, which took effect on 1 December, 2002. Pursuant to the Administrative Measures on the Internet Domain Names and the CNNIC Rules, the registration of domain names adopts the "first to file" principle and the registrant shall complete the registration via the domain name registration service institutions. In the event of a domain name dispute, the disputed parties may lodge a complaint to the designated domain name dispute resolution institution to trigger the domain name dispute resolution procedure in accordance with the CNNIC Measures on Resolution of the Domain Name Disputes, file a suit to the People's Court or initiate an arbitration procedure. We have registered www.xunlei.com and other domain names.

Regulation on tax

PRC enterprise income tax

The PRC enterprise income tax is calculated based on the taxable income determined under the PRC laws and accounting standards. On March 16, 2007, the National People's Congress of China enacted a new PRC Enterprise Income Tax Law, or the EIT Law, which became effective on January 1, 2008. On December 6, 2007, the State Council promulgated the Implementation Rules to the PRC Enterprise Income Tax Law, or the Implementation Rules, which also became effective on January 1, 2008. On December 26, 2007, the State Council issued the Notice on Implementation of Enterprise Income Tax Transition Preferential Policy under the PRC Enterprise Income Tax Law, or the Transition Preferential Policy Circular, which became effective simultaneously with the EIT Law. The EIT Law imposes a uniform enterprise income tax rate of 25% on all domestic enterprises, including foreign-invested enterprises unless they qualify for certain exceptions, and terminates most of the tax exemptions, reductions and preferential treatments available under previous tax laws and regulations. Under the EIT Law and the Transition Preferential Policy Circular, enterprises that were established before March 16, 2007 and already enjoyed preferential tax treatments will continue to enjoy them (i) in the case of preferential tax rates, for a period of five years from January 1, 2008; during the five-year period, the tax rate will gradually increase from 15% to 25%, or (ii) in the case of preferential tax exemption or reduction for a specified term, until the expiration of such term.

Moreover, under the EIT Law, enterprises organized under the laws of jurisdictions outside China with their "de facto management bodies" located within China may be considered PRC resident enterprises and therefore subject to PRC enterprise income tax at the rate of 25% on their worldwide income. The Implementation Rules define the term "de facto management body" as the management body that exercises full and substantial control and overall management over the business, productions, personnel, accounts and properties of an enterprise. In addition, the Circular Related to Relevant Issues on the Identification of a Chinese holding Company Incorporated Overseas as a Residential Enterprise under the Criterion of De Facto Management Bodies issued by the State Administration of Taxation on April 22, 2009

provides that a foreign enterprise controlled by a PRC enterprise or a PRC enterprise group will be classified as a "resident enterprise" with its "de facto management bodies" located within China if the following requirements are satisfied: (i) the senior management and core management departments in charge of its daily operations function mainly in the PRC; (ii) its financial and human resources decisions are subject to determination or approval by persons or bodies in the PRC; (iii) its major assets, accounting books, company seals, and minutes and files of its board and shareholders' meetings are located or kept in the PRC; and (iv) at least half of the enterprise's directors or senior management with voting rights reside in the PRC. Although the circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups and not those controlled by PRC individuals or foreigners, the determining criteria set forth in the circular may reflect the State Administration of Taxation's general position on how the "de facto management body" text should be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises, individuals or foreigners.

Although we are not controlled by a PRC enterprise or PRC enterprise group and we do not believe that we meet all of the above-mentioned conditions, substantial uncertainty exists as to whether we will be deemed a PRC resident enterprise for enterprise income tax purpose. In the event that we are considered a PRC resident enterprise, we would be subject to the PRC enterprise income tax at the rate of 25% on our worldwide income, but the dividends that we receive from our PRC subsidiary would be exempt from the PRC withholding tax since such income is exempted under the PRC Enterprise Income Tax Law for a PRC resident enterprise recipient. See "Risk factors—Risks related to doing business in China—Our global income may be subject to PRC taxes under the PRC Enterprise Income Tax Law, which would have a material adverse effect on our results of operations."

Under applicable PRC tax laws and regulations, arrangements and transactions among related parties may be subject to audit or scrutiny by the PRC tax authorities within ten years after the taxable year when the arrangements or transactions are conducted. We could face material and adverse tax consequences if the PRC tax authorities were to determine that the contractual arrangements among Giganology Shenzhen, our wholly-owned subsidiary in China and Shenzhen Xunlei, our consolidated affiliated entity in China and its shareholders were not entered into on an arm's-length basis and therefore constituted unfavorable transfer pricing arrangements. Unfavorable transfer pricing arrangements could, among other things, result in an upward adjustment on taxation, and the PRC tax authorities may impose interest on late payments on Shenzhen Xunlei for the adjusted but unpaid taxes. Our results of operations may be materially and adversely affected if Shenzhen Xunlei's tax liabilities increase significantly or if it is required to pay interest on late payments.

PRC value added tax and business tax

Pursuant to the PRC Provisional Regulation on the Value Added Tax and its implementation rules, any entity or individual engaged in the sales of goods, provision of specified services and importation of goods into China is generally required to pay the value added tax, or VAT, at the rate of 17% of the gross sales proceeds received, less any deductible VAT already paid or borne by such entity. Taxpayers providing taxable services in China are required to pay a business tax at a normal tax rate of 5% of their revenues.

Dividend withholding tax

Under the PRC tax laws effective prior to January 1, 2008, dividends paid to foreign investors by foreign-invested enterprises were exempt from PRC withholding tax. Pursuant to the EIT Law and the Implementation Rules, dividends generated after January 1, 2008 and payable by a foreign-invested enterprise in China to its foreign enterprise investors are subject to a 10% withholding tax, unless any such foreign investor's jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. We are a Cayman Islands holding company and substantially all of our income may come from dividends we receive from our PRC subsidiary, Giganology Shenzhen. Since there is no such tax treaty between China and the Cayman Islands, dividends we receive from Giganology Shenzhen will generally be subject to a 10% withholding tax.

Regulation on labor laws and social insurance

Pursuant to the PRC Labor Law and the PRC Labor Contract Law, employers must execute written labor contracts with full-time employees. All employers must compensate their employees with wages equal to at least the local minimum wage standards. All employers are required to establish a system for labor safety and sanitation, strictly abide by state rules and standards and provide employees with workplace safety training. Violations of the PRC Labor Contract Law and the PRC Labor Law may result in the imposition of fines and other administrative liabilities. Criminal liability may arise for serious violations.

In addition, employers in China are obliged to provide employees with welfare schemes covering pension insurance, unemployment insurance, maternity insurance, work-related injury insurance, medical insurance and housing funds.

To comply with these laws and regulations, we have caused all of our full-time employees to enter into labor contracts and provide our employees with the proper welfare and employment benefits.

Regulation on foreign exchange control and administration

Foreign exchange regulation in the PRC is primarily governed by the following regulations:

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Foreign Exchange Administration Rules, or the Exchange Rules, promulgated by the State Council on January 29, 1996, which was amended on January 14, 1997 and on August 5, 2008 respectively; and

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Administration Rules of the Settlement, Sale and Payment of Foreign Exchange, or the Administration Rules promulgated by the People's Bank of The PRC on June 20, 1996.

Under the Exchange Rules, Renminbi is convertible for current account items, including the distribution of dividends, interest payments, trade and service-related foreign exchange transactions. As for capital account items, such as direct investments, loans, security investments and the repatriation of investment returns, however, the conversion of foreign currency is still subject to the approval of, or registration with, SAFE or its competent local branches; while for the foreign currency payments for current account items, the SAFE approval is not necessary for the conversion of Renminbi except as otherwise explicitly provided by laws and regulations. Under the Administration Rules, enterprises may only buy, sell or remit foreign currencies at banks that are authorized to conduct foreign exchange business after the enterprise provides valid commercial documents and relevant supporting documents and, in the case of certain capital account transactions, after obtaining approval from SAFE or its competent local branches. Capital investments by enterprises outside of the PRC are also subject to limitations, which include approvals by the Ministry of Commerce, SAFE and the National Development and Reform Commission, or their respective competent local branches. On July 21, 2005, the PRC government changed its policy of pegging the value of the Renminbi to the U.S. dollar. Under the new policy, the Renminbi is permitted to fluctuate within a band against a basket of certain foreign currencies.

On August 29, 2008, SAFE issued the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, or Circular No. 142. Pursuant to Circular No. 142, the Renminbi capital from the settlement of foreign currency capital of a foreign-invested enterprise must be used within the business scope as approved by the applicable government authority and unless it is otherwise provided by law, such Renminbi capital cannot be used for domestic equity investment. Documents certifying the purposes of the settlement of foreign currency capital into Renminbi, including a business contract, must also be submitted for the settlement of the foreign currency. In addition, SAFE strengthened its oversight of the flow and use of the Renminbi capital converted from foreign currency registered capital of a foreign-invested company. The use of such Renminbi capital may not be altered without the SAFE's approval, and such Renminbi capital may not be used to repay Renminbi loans if such loans have not been used. Violations of the Circular No. 142 could result in severe monetary fines or penalties.

Regulation on foreign exchange registration of offshore investment by PRC residents

On October 21, 2005, SAFE issued the Circular on Several Issues concerning Foreign Exchange Administration for Domestic Residents to Engage in Financing and in Return Investments via Overseas Special Purpose Companies, or Circular No. 75, which went into effect on November 1, 2005. Circular No. 75 and related rules provide that if PRC residents establish or acquire direct or indirect interests of offshore special purpose companies, or offshore SPVs, for the purpose of financing these offshore SPVs with assets of, or equity interests in, an enterprise in the PRC, or inject assets or equity interests of PRC entities into offshore SPVs, they must register with local SAFE branches with respect to their investments in offshore SPVs. Circular No. 75 also requires PRC residents to file changes to their registration if their offshore SPVs undergo material events such as capital increase or decrease, share transfer or exchange, merger or division, long-term equity or debt investments, and provision of guaranty to a foreign party. SAFE subsequently issued relevant guidance to its local branches with respect to the operational process for the SAFE registration under Circular No. 75, which standardized more specific and stringent supervision on the registration relating to Circular No. 75 and imposed obligations on onshore subsidiaries of offshore SPVs to coordinate with and supervise PRC residents holding direct or indirect interest in offshore SPVs to complete the SAFE registration process. Under the relevant SAFE rules, failure to comply with the registration procedures set forth in Circular No. 75 may result in restrictions being imposed on the foreign exchange activities of the relevant onshore companies of offshore SPVs, including the payment of dividends and other distributions to its offshore parent or affiliate and the capital inflow from such offshore entity, and may also subject relevant PRC residents and onshore company to penalties under PRC foreign exchange administration regulations.

We have requested PRC residents holding direct or indirect interest in our company to our knowledge to make the necessary applications, filings and amendments as required under Circular No. 75 and other related rules. Our PRC resident shareholders, namely Sean Shenglong Zou, Hao Cheng and Fang Wang, have registered with the local SAFE branch in relation to our 2005 private financing as required under the SAFE notice and have completed the amendment registration in relation to our 2006 private financing and their ownership changes pursuant to the SAFE notice. In addition, Mr. Sean Shenglong Zou, Mr. Hao Cheng and Ms. Fang Wang are in the process of applying for the relevant amendment registrations with the local SAFE branch in relation to our series C preferred share financing and other recent share transfers and issuance in our company in April 2011 and their respective offshore ownership changes under the SAFE regulations upon the completion of such financing. However, we may not be informed of the identities of all the PRC residents holding direct or indirect interest in our company, and we cannot provide any assurances that these PRC residents will comply with our request to make or obtain any applicable registrations or comply with other requirements required by Circular No. 75 or other related rules. The failure or inability of our PRC resident shareholders to make any required registrations or comply with other requirements under Circular No. 75 and other related rules may subject such PRC residents or our PRC subsidiary to fines and legal sanctions and may also limit our ability to raise additional financing and contribute additional capital into or provide loans to (including using the proceeds from this offering) our PRC subsidiary, limit our PRC subsidiary's ability to pay dividends or otherwise distribute profits to us, or otherwise adversely affect us.

Regulation on employee share options

On December 25, 2006, the People's Bank of China promulgated the Administrative Measures for Individual Foreign Exchange. On January 5, 2007, SAFE issued the Implementation Rules of the Administrative Measures for Individual Foreign Exchange, or the Individual Foreign Exchange Rule, which, among other things, specifies approval requirements for a PRC citizen's participation in the employee stock ownership plans or stock option plans of an overseas publicly-listed company. On March 28, 2007, SAFE issued the Processing Guidance on Foreign Exchange Administration of Domestic Individuals Participating in the Employee Stock Ownership Plans or Stock Option Plans of Overseas-Listed Companies, or the Stock Option Rule. According to the Stock Option Rule, if a PRC domestic individual participates in any employee stock ownership plan or stock option plan of an overseas listed company, a qualified PRC domestic agent or the PRC subsidiaries of such overseas listed company shall, among other things, file, on behalf of such individual, an application with SAFE to obtain approval for an annual allowance with respect to the purchase of foreign exchange in connection with the stock purchase or stock option exercise as PRC domestic individuals may not directly use overseas funds to purchase stocks or exercise stock options. Such PRC individuals' foreign exchange income received from the sale of stocks and dividends distributed by the overseas listed company and any other income shall be fully remitted into a collective foreign currency account in the PRC opened and managed by the PRC subsidiaries of the overseas listed company or the PRC agent before distribution to such individuals.

Our PRC citizen employees who have been granted share options, or PRC optionees, will be subject to the Stock Option Rule when our company becomes an overseas listed company upon the completion of this offering. If we or our PRC optionees fail to comply with the Individual Foreign Exchange Rule and the Stock Option Rule, we and/or our PRC optionees may be subject to fines and other legal sanctions. We may also face regulatory uncertainties that could restrict our ability to adopt additional option plans for our directors and employees under PRC law." In addition, the State Administration for Taxation has issued certain circulars concerning employee share options. Under these circulars, our employees working in the PRC who exercise share options will be subject to PRC individual income tax. Our PRC subsidiary has obligations to file documents related to employee share options with relevant tax authorities and to withhold individual income taxes of those employees who exercise their share options. If our employees fail to pay or we fail to withhold their income taxes according to relevant laws and regulations, we may face sanctions imposed by the tax authorities or other PRC government authorities.

Regulation on dividend distributions

The principal regulations governing the distribution of dividends paid by wholly foreign-owned enterprises include:

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Company Law (2005);

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Wholly Foreign-Owned Enterprise Law (1986), as amended in 2000; and

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Wholly Foreign-Owned Enterprise Law Implementation Regulations (1990), as amended in 2001.

Under these regulations, wholly foreign-owned enterprises in the PRC may pay dividends only out of their accumulated profits, if any, as determined in accordance with PRC accounting standards and regulations. In addition, a wholly foreign-owned enterprise in the PRC is required to set aside at least 10% of its after-tax profit based on PRC accounting standards each year to its general reserves until its cumulative total reserve funds reaches 50% of its registered capital. The board of directors of a wholly foreign-owned enterprise has the discretion to allocate a portion of its after tax profits to its employee welfare and bonus funds. These reserve funds, however, may not be distributed as cash dividends.

Regulation on overseas listings

On August 8, 2006, six PRC regulatory agencies, namely, the Ministry of Commerce, the State Assets Supervision and Administration Commission, the State Administration for Taxation, SAIC, CSRC and SAFE, jointly adopted the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, which became effective on September 8, 2006 and were amended on June 22, 2009. The M&A Rules purport, among other things, to require that offshore special purpose vehicles, or SPVs, that are controlled by PRC companies or individuals and that have been formed for overseas listing purposes through acquisitions of PRC domestic interest held by such PRC companies or individuals, to obtain the approval of the CSRC prior to publicly listing their securities on an overseas stock exchange. On September 21, 2006, the CSRC published a notice on its official website specifying documents and materials required to be submitted to it by SPVs seeking CSRC approval of their overseas listings. While the application of the M&A Rules remains unclear, our PRC legal counsel has advised us that based on its understanding of the current PRC laws, rules and regulations and the M&A Rules, prior approval from the CSRC is not required under the M&A Rules for the listing and trading of our ADSs on the NASDAQ Global Select Market given that our PRC subsidiary, Giganology Shenzhen, was incorporated before September 8, 2006, the effective date of the M&A Rules, that we have not acquired any equity interest or assets of a PRC domestic company owned by PRC companies or individuals as defined under the M&A Rules that are our beneficial owners after the effective date of the M&A Rules, and that no provision in the M&A Rules clearly classifies the contractual arrangements as a type of transaction subject to the M&A Rules.

However, our PRC legal counsel has further advised us uncertainties still exist as to how the M&A Rules will be interpreted and implemented and its opinions summarized above are subject to any new laws, rules and regulations or detailed implementations and interpretations in any form relating to the M&A Rules. If CSRC or another PRC regulatory agency subsequently determines that prior CSRC approval was required, we may face regulatory actions or other sanctions from CSRC or other PRC regulatory agencies. These regulatory agencies may impose fines and penalties on our operations, limit our operating privileges, delay or restrict the repatriation of the proceeds from this offering into the PRC or payment or distribution of dividends by our PRC subsidiary, or take other actions that could materially adversely affect our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ADSs. CSRC or other PRC regulatory agencies also may take actions requiring us, or making it advisable for us, to halt this offering before settlement and delivery of the ADSs offered hereby. Consequently, if you engage in market trading or other activities in anticipation of and prior to settlement and delivery, you do so at the risk that settlement and delivery may not occur. In addition, if CSRC later requires that we obtain its approval for this offering, we may be unable to obtain a waiver of CSRC approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties or negative publicity regarding CSRC approval requirements could have a material adverse effect on the trading price of our ADSs.

Management

Directors and executive officers

The following table sets forth information regarding our executive officers and directors as of the date of this prospectus.

Directors and executive officers	Age	Position/title

Sean Shenglong Zou	39	Co-Founder, Chairman and Chief Executive Officer
Hao Cheng	36	Co-Founder and Director
Qin Liu	38	Director
Quan Zhou	54	Director
Bo Feng	42	Director
Kai-Fu Lee	49	Independent Director Appointee*
Yong Zhang	40	Independent Director Appointee*
Raymond Weimin Luo	39	Chief Operating Officer
Jun Zou	40	Chief Financial Officer

*      Mr. Kai-Fu Lee and Mr. Yong Zhang have accepted our appointment as our independent directors, effective upon the effectiveness of the registration statement of which this prospectus is a part.

Mr. Sean Shenglong Zou is our co-founder and has been our chief executive officer and chairman since our inception. Mr. Zou is an expert in distributed computing. Mr. Zou has led our company to revolutionize traditional internet download by introducing multimedia indexing technology and resource discovery network to provide time-saving online experience for our users. Mr. Zou received a master's degree in science from Duke University in 1998 and a bachelor's degree in computer science from University of Wisconsin—Madison in 1997.

Mr. Hao Cheng is our co-founder and has been our director since our inception. Mr. Cheng is also currently the chief executive officer of Xunlei Games Development (Shenzhen) Co. Ltd. Prior to joining us, Mr. Cheng worked for Baidu, Inc., led its corporate search team and was in charge of its products, services, marketing and sales. Mr. Cheng received a master's degree in science from Duke University in 1999 and a bachelor's degree in mathematics from Nankai University 1997.

Mr. Qin Liu has been a director of our company since 2005. He has been responsible for the media investment and venture capital investment of Morningside Technology Investments Limited in China since 2000. He served on the board of several venture capital-backed start-up companies. Prior to joining Morningside Technology Investments Limited, Mr. Liu had four years' experience in electrical engineering in one of the largest steel companies in China. Mr. Liu received a master's degree in business administration from China Europe International Business School in 2000 and a bachelor's degree in electrical engineering from University of Science & Technology Beijing in 1993.

Mr. Quan Zhou has been a director of our company since 2006. He joined IDG Technology Venture Investment, Inc. in 1993 and has been its president since 1995. Prior to that, he participated in several fiber optic device research projects in the National Aeronautics and Space Administration and won various awards during that time. Mr. Zhou received a Ph.D. degree in fiber optics from Rutgers University in 1989, a master's degree in science from the

Chinese Academy of Sciences in 1985 and a bachelor's degree in science from China Science and Technology University in 1982.

Mr. Bo Feng has been a director of our company since 2006. He founded Ceyuan Ventures and has been its partner since 2004. Prior to that, he was the founder, and had been a partner of, Chengwei Ventures since 1999. Mr. Feng also served as the chief representative of ChinaVest since 1997 and vice president of Robertson, Stephens & Company since 1994. Mr. Feng studied art at the College of Marin.

Mr. Kai-Fu Lee will serve as our independent director immediately prior to the effectiveness of our registration statement on Form F-1, of which this prospectus is a part. Mr. Lee has been the chairman of board of directors and chief executive officer of Innovation Works, a business creation platform and investment company focused on internet technology and cloud computing since 2009. Prior to that, Mr. Lee had served as a vice president at Google and the president of Google Greater China from 2005 to 2009. Other than Innovation Works, Mr. Lee also serves on the board of two private companies. Mr. Lee received a bachelor's degree in computer science from Columbia University in 1983 and a Ph.D. in computer science from Carnegie Mellon University in 1988.

Mr. Yong Zhang will serve as our independent director immediately prior to the effectiveness of our registration statement on Form F-1, of which this prospectus is a part. Mr. Zhang has been the chief financial officer of Taobao.com since August 2007 and during July 2008 and September 2010, he was also the chief operating officer of Taobao.com. Prior to that, Mr. Zhang has served several senior positions at NASDAQ-listed Shanda Interactive Entertainment Limited, including as a financial controller and the chief financial officer, since August 2005. Mr. Zhang received a bachelor's degree in banking from Shanghai University of Finance and Economics in 1995 and is a member of the China Institutional Certified Public Accountants.

Mr. Raymond Weimin Luo has been our chief operating officer since 2008. He is responsible for our business operation, marketing and strategic cooperation. From 2006 to 2008, Mr. Luo served as our general manager of sales and vice president of marketing. From 2002 to 2006, Mr. Luo served as a partner of Zhilian Advertisement Co., Ltd., a prominent marketing counsultant company in Shanghai. Prior to that, Mr. Luo was one of the first internet industry marketing managers in China. He served at e-tang.com and 163.com and was in charge of their respective marketing departments. Prior to that, he worked for the Coca-Cola Company and was responsible for its market development in southern China. He also worked at several leading advertising companies, including Leo Burnett and J. Walter Thompson. Mr. Luo received a bachelor's degree in science from Jinan University in 1993.

Mr. Jun Zou has been our chief financial officer since 2010. Prior to joining our company, he was the chief financial officer for NASDAQ-listed China BAK Battery Inc. in Shenzhen in 2010. Mr. Zou served as chief financial officer of GCL Silicon in Hong Kong in 2008. From 2006 to 2008, he was the chief financial officer for business unit global technical services and head of global customer financing and treasury at Huawei Technologies, a Fortune 500 technology company in China. From 1999 to 2006, Mr. Zou served in progressive managerial roles in treasury, customer finance, strategic planning and eventually global controller for managed services business unit at Ericsson in the U.S. and Sweden. Earlier in his career, he worked for several top American and Japanese banks in China and the U.S. Mr. Zou received a master's degree in business administration from the University of Texas in 1998 and a bachelor's degree in international business and economics from Shanghai International Studies University in 1993.

Employment agreements

We have entered into employment agreements with each of our senior executive officers. We may terminate a senior executive officer's employment for cause at any time by giving written notice for certain acts of the officer, including: (i) intentional action or inaction that has subjected our company to any criminal or material civil liability under any applicable law; (ii) theft, conversion, misappropriation or embezzlement of any asset or property of our company; (iii) material breach of the employment agreement. We may also terminate a senior executive officer's employment upon at least 180 days' prior written notice, or in lieu of such notice, pay the senior executive officer the equivalent amount of his or her base salary. A senior executive officer may terminate his or her employment for cause at any time by giving written notice for certain occurrences, including the death or incapacity of the senior executive officer and material breach of the employment agreement by Xunlei. Upon termination for cause by either our company or the senior executive office, the following will take place: (i) we shall pay such executive's annual base salary through the date of termination to the extent not theretofore paid, together with monetary compensation of all other benefits due under the employment agreement, (ii) we shall reimburse any expenses due under the employment agreement and (iii) vesting of the executive's share options granted shall accelerate so that such additional number of common shares subject to the granted options will become exercisable upon the termination of the agreement.

Each senior executive officer has agreed that he or she shall not, at any time during the period of employment or within three years after the termination of the period of employment: (i) use, take away, conceal or destroy any confidential information for his or her own purpose or for any purpose other than that of our company; (ii) divulge or communicate to any outside person any confidential information of our company; or (iii) through any failure to exercise all due care and diligence cause any unauthorized disclosure of any confidential information. Each officer also agrees that if he or she creates any designs or other intellectual property during his or her employment, he or she has a duty to further the interests of our company, and any intellectual property created by the officer during his or her employment with our company in conjunction with or in any way affecting or relating to the business of our company or capable of being used or adapted for use therein or in connection therewith shall be disclosed to our company and shall belong to and be the absolute property of our company or any of our affiliate companies as we may direct. In addition, the officer, if and when required to do so by us, shall at our expense apply or join us in applying for letters patent or other protection or registration for any such above-mentioned intellectual property.

Each officer also agrees that within one year of termination of employment, he or she will not solicit, interfere with, or endeavor to entice away from us any major customer, client, supplier, agent, distributor, employee or consultant of our company, seek to interfere with the continued supply of goods or services to our company or carry on, engage in or be concerned or interested in any business or activity which is in competition with the business of our company. In addition, within three years of termination of employment, such officer will keep confidential any information concerning the affairs, business methods, processes, systems, inventions, plans or research and development of our company or those of any of our customers, clients or suppliers.

Board of directors

Our board of directors currently consists of five directors. A director is not required to hold any shares in our company to qualify to serve as a director. Our board of directors may exercise all the powers of our company to borrow money and to mortgage or charge its undertaking, property and uncalled capital, or any thereof and, subject to the rights and powers of any class or series of preferred shares, may issue debentures, debenture stock and other securities, whether outright or as a security for any debt, liability or obligation of our company or any third party.

Committees of the board of directors

Prior to the completion of this offering, we intend to establish an audit committee, a compensation committee and a corporate governance and nominating committee under the board of directors. We intend to adopt a charter for each of the three committees prior to the completion of this offering. Each committee's members and functions are described below.

Audit committee.    Our audit committee will consist of Messrs. Yong Zhang, Kai-Fu Lee and Sean Shenglong Zou, and will be chaired by Mr. Yong Zhang. Our board of directors has determined that each of Yong Zhang and Kai-Fu Lee satisfies the "independence" requirements of Rule 10A-3 under the Securities Exchange Act of 1934, as amended, and Rule 5605(a)(2) of the Nasdaq Listing Rules. The audit committee will oversee our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee will be responsible for, among other things:

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selecting the independent registered public accounting firm and pre-approving all auditing and non-auditing services permitted to be performed by the independent registered public accounting firm;

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reviewing with the independent registered public accounting firm any significant matters or difficulties encountered by the external auditors during the course of their audits and management's response;

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reviewing and approving all proposed related party transactions, as defined in Item 404 of Regulation S-K under the Securities Act;

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discussing the annual audited financial statements with management and the independent registered public accounting firm;

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reviewing significant matters as to the adequacy of our internal controls and any special procedures adopted by the external auditors in light of material control deficiencies;

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annually reviewing and reassessing the adequacy of our audit committee charter;

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meeting separately and periodically with management and the independent registered public accounting firm; and

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reporting regularly to the board.

Compensation committee.    Our compensation committee will consist of Messrs. Qin Liu, Yong Zhang and Kai-Fu Lee, and will be chaired by Mr. Kai-Fu Lee. Our board of directors has determined that each of Yong Zhang and Kai-Fu Lee satisfies the "independence" requirements of Rule 5605(a)(2) of the Nasdaq Listing Rules. The compensation committee will assist the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated upon. The compensation committee will be responsible for, among other things:

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reviewing the total compensation package for our three most senior executives and making recommendations to the board with respect to it;

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approving and overseeing the total compensation package for our executives other than the three most senior executives;

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reviewing the compensation of our directors and making recommendations to the board with respect to it; and

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periodically reviewing and approving any long-term incentive compensation or equity plans, programs or similar arrangements, annual bonuses, and employee pension and welfare benefit plans.

Corporate governance and nominating committee.    Our corporate governance and nominating committee will consist of Messrs. Qin Liu, Yong Zhang and Kai-Fu Lee, and will be chaired by Mr. Qin Liu. Our board of directors has determined that each of Yong Zhang and Kai-Fu Lee satisfies the "independence" requirements of Rule 5605(a)(2) of the Nasdaq Listing Rules. The corporate governance and nominating committee will assist the board in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The corporate governance and nominating committee will be responsible for, among other things:

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recommending nominees to the board for election or re-election to the board, or for appointment to fill any vacancy on the board;

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reviewing annually with the board the current composition of the board with regards to characteristics such as independence, age, skills, experience and availability of service to us;

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selecting and recommending to the board the names of directors to serve as members of the audit committee and the compensation committee, as well as of the corporate governance and nominating committee itself;

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advising the board periodically with regards to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to the board on all matters of corporate governance and on any remedial action to be taken; and

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monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Duties of directors

Under Cayman Islands law, our directors have a duty of loyalty to act honestly in good faith with a view to our best interests. Our directors also have a duty to exercise the skill they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association. Our company may have the right to seek damages if a duty owed by our directors is breached. You should refer to "Description of share capital—Differences in corporate law" for additional information on our standard of corporate governance under Cayman Islands law.

Terms of directors and officers

Our officers are elected by and serve at the discretion of our shareholders and our board of directors in accordance with our Memorandum and Articles of Association. Our directors are not subject to a term of office and hold office until such time as they are removed from office by ordinary resolution or the unanimous written resolution of all shareholders. A director will be removed from office automatically (1) if a simple majority of all directors (including a non-independent director) determine at a duly called and constituted board meeting that such director has been guilty of actual fraud or willful neglect in performing his duties as a director, or (2) if a director is notified of, and fails to attend, an aggregate of three duly called and constituted board meetings within any 365-day period.

Compensation of directors and executive officers

For the fiscal year ended December 31, 2010, we paid an aggregate of approximately US$184,000 in cash to our senior executive officers, and we did not pay any cash compensation to our non-executive directors. For share incentive grants to our officers and directors, see "—Share incentive plan."

Share incentive plan

We have adopted a 2010 share incentive plan, or the 2010 Plan. The purpose of the plan is to attract and retain the best available personnel by linking the personal interests of the members of the board, employees, and consultants to the success of our business and by providing such individuals with an incentive for outstanding performance to generate superior returns for our shareholders.

Under the 2010 Plan, the maximum number of shares in respect of which options, restricted shares, or restricted share units may be granted is 26,822,828 shares. As of the date of this prospectus, options to purchase an aggregate number of 20,858,916 common shares are outstanding.

The following paragraphs summarize the terms of the 2010 Plan.

Types of awards.    The following briefly describe the principal features of the various awards that may be granted under the 2010 Plan.

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Options. Options provide for the right to purchase a specified number of our Class A common shares at a specified price and usually will become exercisable in the discretion of our plan administrator in one or more installments after the grant date. The option exercise price may be paid, subject to the discretion of the plan administrator, in cash or by check, in our Class A common shares which have been held by the option holder for such period of time as may be required to avoid adverse accounting treatment, in other property with value equal to the exercise price, through a broker-assisted cashless exercise, or by any combination of the foregoing.

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Restricted Shares.  A restricted share award is the grant of our Class A common shares which are subject to certain restrictions and may be subject to risk of forfeiture. Unless otherwise determined by our plan administrator, a restricted share is nontransferable and may be forfeited or repurchased by us upon termination of employment or service during a restricted period. Our plan administrator may also impose other restrictions on the restricted shares, such as limitations on the right to vote or the right to receive dividends.

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Restricted Share Units.  Restricted share units represent the right to receive our Class A common shares at a specified date in the future, subject to forfeiture of such right upon termination of employment or service during the applicable restriction period. If the restricted share units have not been forfeited, then we shall deliver to the holder unrestricted Class A common shares that will be freely transferable after the last day of the restriction period as specified in the award agreement.

Plan administration.    Before our shares are listed on a stock exchange, the 2010 Plan shall be administered by our board of directors. After our shares are listed on a stock exchange, the 2010 Plan shall be administered by our board of directors or the compensation committee of the board of directors (or a similar body) formed in accordance with applicable exchange rules. The plan administrator will determine the provisions and terms and conditions of each grant.

Award agreement.    Options, restricted shares, or restricted share units granted under the 2010 Plan are evidenced by an award agreement that sets forth the terms, conditions, and limitations for each grant.

Option exercise price.    The exercise price subject to an option shall be determined by the plan administrators which may be a fixed or variable price related to the fair market value of the subject of the grant. The exercise price may be amended or adjusted in the absolute discretion of the plan administrators, the determination of which shall be final, binding and conclusive. To the extent not prohibited by applicable laws or the rules of any exchange on which our securities are listed, a downward adjustment of the exercise prices of options shall be effective without the approval of the shareholders or the approval of the affected participants.

Eligibility.    We may grant awards to our employees, consultants and all members of our board of directors, as determined by the board of directors.

Term of the awards.    The term of each option grant shall be stated in the award agreement, provided that the term shall not exceed 10 years from the date of the grant. As for the restricted shares and restricted share units, the plan administrator shall determine and specify the period of restriction in the award agreement.

Vesting schedule.    In general, the plan administrator determines the vesting schedule, which is set forth in the award agreement.

Transfer restrictions.    Except as otherwise provided by the plan administrators, no option award shall be assigned, transferred, or otherwise disposed of other than by will or the laws of descent and distribution.

Termination.    With the approval of our board of directors, the plan administrators may, at any time and from time to time, terminate, amend or modify the 2010 Plan. In the event that the award recipient ceases employment with us or ceases to provide services to us, the options will terminate after a period of time following the termination of employment and the restricted shares and restricted share units that are at that time subject to restrictions will be forfeited to or repurchased by us. Our board of directors has the authority to amend or terminate the plan subject to shareholder approval with respect to certain amendments. However, no such action may adversely affect in any material way any awards previously granted unless agreed by the recipient.

The following table summarizes, as of the date of this prospectus, the outstanding options granted to our executive officers, directors, and other individuals as a group.

Name	Common shares underlying options awarded	Exercise price (US$/share)	Date of grant	Date of expiration

Raymond Weimin Luo	*	0.6575	December 6, 2006	December 5, 2016
	*	1.475	January 1, 2008	December 31, 2015
	*	2.40	January 1, 2009	December 31, 2016
	*	2.75	October 1, 2009	September 30, 2016
Jun Zou	*	0.125	November 22, 2010	November 21, 2017
Other Individuals as a Group(1)	19,206,936

Total	20,858,916

*      Less than one percent of our total outstanding share capital and together holding stock options exercisable for 1,651,980 Class A common shares.

(1)   As of the date of this prospectus, other individuals as a group held options to purchase 19,212,700 common shares of our company, with exercise prices ranging from US$0.0075 to the final price of our common shares represented by ADSs offered in this offering per common share. These options were granted on various dates from April 1, 2003 through April 1, 2011. Each option that was granted before January 1, 2007 will expire after ten years from the date of grant. Each option that was granted after January 1, 2007 will expire after seven years from the date of grant.

Principal and selling shareholders

The following table sets forth information concerning the beneficial ownership of our common shares as of the date of this prospectus, assuming (1) the planned re-designation of 22,267,585 common shares into the equivalent number of Class A common shares, (2) the issuance of 8,410,200 common shares upon our co-founders' exercise of vested options in April 2011, which will be re-designated as the equivalent number of Class A common shares upon the completion of this offering, (3) the planned automatic conversion and re-designation of 90,638,671 series A, series A-1, series B and series C preferred shares into the equivalent number of Class A common shares, (4) the planned re-designation of 30,769,587 common shares into the equivalent number of Class B common shares, (5) the planned automatic conversion and re-designation of 8,214,437 series A, series A-1 and series B preferred shares into the equivalent number of Class B common shares, by:

•
each of our directors and executive officers;
•
each person known to us to beneficially own more than 5% of our common shares; and
•
each selling shareholder.

We will adopt a dual class common share structure immediately upon the completion of this offering. The calculations in the table below assume that there are 160,300,480 common shares outstanding as of the date of this prospectus and 182,325,480 common shares, including 38,984,024 Class B common shares and 143,341,456 Class A common shares, outstanding immediately after the completion of this offering, assuming that the underwriters do not exercise their over-allotment option and we will issue and sell 2,000,000 Class A common shares to an unrelated third-party investor Sohu.com Limited, through concurrent private placement, calculated based on an initial public offering price of US$15.00 per ADS, the midpoint of the estimated initial public offering price range shown on the front cover page of this prospectus.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant, or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Common shares beneficially owned prior to this offering(1)			Class A Common shares being sold in this offering(2)		Class A Common shares beneficially owned after this offering(3)		Class B Common shares beneficially owned after this offering(4)		Voting power after this offering(5)
	Number		%	Number	%	Number	%	Number	%	%

Directors and executive officers:**
Sean Shenglong Zou	44,084,389	(6)	27.5	—	—	14,846,371	10.4	29,238,018	75.0	57.6
Hao Cheng	17,362,983	(7)	10.8	—	—	15,831,414	11.0	1,531,569	3.9	5.8
Qin Liu	39,430,828	(8)	24.6	—	—	35,952,679	25.1	3,478,149	8.9	13.3
Quan Zhou	19,635,416	(9)	12.2	—	—	17,903,398	12.5	1,732,018	4.4	6.6
Bo Feng	18,184,968	(10)	11.3			14,711,893	10.3	1,604,075	4.1	5.8
Kai-Fu Lee	—		—	—	—	—	—	—	—	—
Yong Zhang	—		—	—	—	—	—	—	—	—
Raymond Weimin Luo	*		*	—	—	*	*	—	—	*
Jun Zou	—		—	—	—	—	—	—	—	—
All directors and executive officers as a group	139,301,750		86.9	—	—	99,848,921	69.7	37,583,829	96.4	89.2
Principal and selling shareholders:
Vantage Point Global Limited	44,084,389	(11)	27.5	—	—	14,846,371	10.4	29,238,018	75.0	57.6
Morningside Technology Investments Limited	39,430,828	(12)	24.6	—	—	35,952,679	25.1	3,478,149	8.9	13.3
IDG Technology Venture Investment III, L.P.	19,635,416	(13)	12.2	—	—	17,903,398	12.5	1,732,018	4.4	6.6
Ceyuan Funds	18,184,968	(14)	11.3	1,869,000	8.2	14,711,893	10.3	1,604,075	4.1	5.8
Aiden & Jasmine Limited	17,362,983	(15)	10.8	—	—	15,831,414	11.0	1,531,569	3.9	5.8
Google Inc.	4,546,244	(16)	2.8%	906,000	4.0%	3,329,225	2.3%	401,019	1.0%	1.4%

Notes:

*      Less than 1%.

**    Except for Mr. Hao Cheng, Mr. Qin Liu, Mr. Quan Zhou, Mr. Bo Feng, the business address of our directors and executive officers is c/o 7/F, Building 11, Shenzhen Software Park II, Shenzhen High-Tech Park, Shenzhen 518057, People's Republic of China.

(1)   The number of common shares outstanding in calculating the percentages for each listed person or group includes the common shares underlying options held by such person or group exercisable within 60 days of the date of this prospectus. Percentage of beneficial ownership of each listed person or group prior to this offering is based on (i) 160,300,480 common shares outstanding as of the date of this prospectus, including common shares convertible from our outstanding preferred shares, and (ii) the number of common shares underlying options exercisable by such person or group within 60 days of the date of this prospectus.

(2)   For each person and group included in this column, percentage ownership is calculated by dividing the number of Class A common shares to converted, re-designated and sold by the selling shareholder at the time of this offering, by the sum of 22,800,000, being the total number of Class A common shares to be sold by us and the selling shareholders in this offering, assuming the underwriters do not exercise their over-allotment option.

(3)   For each person and group included in this column, percentage ownership is calculated by dividing the number of Class A common shares beneficially owned by such person or group, including shares that such person or group has the right to acquire within 60 days of the date of this prospectus, by 143,341,456, being the sum of the total number of Class A common shares outstanding immediately after the completion of this offering, and the number of Class A common shares underlying share options held by such person or group that are exercisable within 60 days of the date of this prospectus.

(4)   For each person and group included in this column, percentage ownership is calculated by dividing the number of Class B common shares beneficially owned by such person or group, including Class B common shares that such person or group has the right to acquire within 60 days of the date of this prospectus, by 38,984,024, being the sum of the total number of Class B common shares outstanding immediately after the completion of this offering.

(5)   For each person or group included in this column, percentage of total voting power represents voting power based on both Class A and Class B common shares held by such person or group with respect to all outstanding shares of our Class A and Class B common shares as a single class. Each holder of Class A common shares is entitled to one vote per Class A common share. Each holder of our Class B common shares is entitled to ten votes per Class B common share. Our Class B common shares are convertible at any time by the holder into Class A common shares on a share-for-share basis.

(6)   Represents 44,084,389 common shares held by Vantage Point Global Limited, a British Virgin Islands company which is 100% beneficially owned by Mr. Sean Shenglong Zou through a family trust.

(7)   Represents 17,362,983 common shares held by Aiden & Jasmine Limited, a British Virgin Islands company which is 100% owned by Mr. Hao Cheng through a family trust. The business address for Mr. Cheng is Building A, Lanwan Peninsula, 3102, Futian Zone, Shenzhen 518038, People's Republic of China.

(8)   Represents 36,400,000 series A-1 preferred shares and 3,030,828 series B preferred shares held by Morningside Technology Investments Limited, a company incorporated in British Virgin Islands. Mr. Liu is a director of our company appointed by Morningside Technology Investments Limited. Mr. Liu disclaims beneficial ownership of shares held by Morningside Technology Investments Limited, except to the extent of his pecuniary interest therein. The business address for Mr. Liu is 2/F, Le Prince de Galles, 3-5 Avenue des Citronniers, MC 98000, Monaco.

(9)   Represents 18,120,000 series A preferred shares and 1,515,416 series B preferred shares held by IDG Technology Venture Investment III, L.P., a limited partnership with International Data Group Inc. as its sole limited partner and IDG Technology Venture Investment III, LLC as its general partner. Mr. Zhou is a director of our company appointed by IDG Technology Venture Investment III, L.P. and jointly controls IDG Technology Venture Investment III, LLC. Mr. Zhou disclaims beneficial ownership of shares held by IDG Technology Venture Investment III, L.P., except to the extent of his pecuniary interest therein. The business address of Mr. Zhou is Room 616, Tower A, COFCO Plaza, No. 8 Jianguomenwai Avenue, Beijing 100005, People's Republic of China.

(10) Represents 17,421,200 series B preferred shares held by Ceyuan Ventures I, L.P. and 763,768 series B preferred shares held by Ceyuan Ventures Advisors Fund, LLC. We refer to Ceyuan Ventures I, L.P. and Ceyuan Ventures Advisors Fund, LLC as Ceyuan Funds collectively. The general partner of Ceyuan Ventures Funds is Ceyuan Ventures Management, LLC, a company incorporated in the Cayman Islands. Mr. Feng is a director of our company appointed by Ceyuan Funds and jointly controls Ceyuan Ventures Management, LLC. Mr. Feng disclaims the beneficial ownership with respect to the shares in our company held by Ceyuan Funds, except to the extent of his pecuniary interest therein. The business address of Mr. Feng is Room 605, Admiralty Center, Tower II, 18 Harcourt Road, Hong Kong.

(11) Represents 44,084,389 common shares held by Vantage Point Global Limited, a British Virgin Islands company which is 100% beneficially owned by Mr. Sean Shenglong Zou through a family trust. The business address of Vantage Point Global Limited is Palm Grove House, P.O. Box 438, Road Town, Tortola British Virgin Islands.

(12) Represents 36,400,000 series A-1 preferred shares and 3,030,828 series B preferred shares held by Morningside Technology Investments Limited, a company incorporated in British Virgin Islands. Morningside Technology Investments Limited is ultimately wholly beneficially owned by a family trust established by, and for the benefit of, Madam Chan Tan Ching Fen. The address of Morningside Technology Investments Limited is 2/F, Le Prince de Galles, 3-5 Avenue des Citronniers, MC 98000, Monaco.

(13) Represents 18,120,000 series A preferred shares and 1,515,416 series B preferred shares held by IDG Technology Venture Investment III, L.P., a limited partnership with International Data Group Inc. as its sole limited partner and IDG Technology Venture Investment III, LLC as its general partner. IDG Technology Venture Investment III, LLC is jointly controlled by Mr. Patrick J. McGovern and Mr. Quan Zhou. Mr. McGovern and Mr. Zhou disclaim beneficial ownership of shares held by IDG Technology Venture Investment III, LLC, except to the extent of their pecuniary interest therein. The business address of IDG Technology Venture Investment III, LLC is 1209 Orange Street, Wilmington, Delaware 19801, USA.

(14) 17,421,200 series B preferred shares held by Ceyuan Ventures I, L.P. and 763,768 series B preferred shares held by Ceyuan Ventures Advisors Fund, LLC. The general partner of Ceyuan Ventures I, L.P. and the sole director of Ceyuan Ventures Advisors Fund, LLC is Ceyuan Ventures Management, LLC, a company incorporated in the Cayman Islands. Mr. Bo Feng, Mr. Christopher Wadsworth, Mr. Weiguo Zhao, Mr. John S. Wadsworth Jr., Mr. Yuan Ye, Mr. Fisher Zhang, Heidi Van Horn Trust and NewMargin Ventures collectively hold 100% shares of Ceyuan Ventures Management, LLC. Mr. Feng disclaims the beneficial ownership with respect to the shares in our company held by Ceyuan Funds, except to the extent of his pecuniary interest therein. The business address of Ceyuan Funds is Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Island.

(15) Represents 17,362,983 common shares currently held by Aiden & Jasmine Limited, a British Virgin Islands company which is 100% owned by Mr. Hao Cheng. The business address of Aiden & Jasmine Limited is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.

(16) Represents 4,546,244 series B preferred shares held by Google Inc., a Nasdaq listed public company. The business address of Google Inc. is 1600 Amphitheatre Parkway, Mountain View, CA 94043, the United States of America.

As of the date of this prospectus, none of our outstanding common shares are held by record holders in the United States, a total of 29,795,359 preferred shares are held by three record holders in the United States; the total number of shares held by these preferred shareholders represent 18.6% of our total outstanding shares on an as-converted basis. None of our shareholders has informed us that he or she is affiliated with a registered broker-dealer or is in the business of underwriting securities. Except in connection with the reclassification of our common shares, we are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company. See "Description of share capital—History of securities issuances" for a description of issuances of our common shares and preferred shares that have resulted in significant changes in ownership held by our major shareholders.

 Related party transactions

Contractual arrangements with our PRC consolidated affiliated entities and their shareholders

Due to current legal restrictions on foreign ownership and investment in value-added telecommunications services in China, we conduct our operations in China principally through a series of contractual arrangements with our consolidated affiliated entities and their shareholders in China. For a description of these contractual arrangements, see "Corporate structure."

Shareholders agreement

See "Description of share capital—Shareholders agreement."

Employment agreements

See "Management—Employment agreements."

Share incentives

See "Management—Share incentive plan."

Advances extended to certain directors

Historically, we extended advances to certain directors of our company, Sean Shenglong Zou and Hao Cheng for general business purposes.

During the preceding three years, we extended:

•
advances amounting to an aggregate of US$0.2 million to Sean Shenglong Zou. These advances were used for general business purposes. The largest amount of advances to Sean Shenglong Zou outstanding during such period was US$0.2 million; and

•
advances amounting to an aggregate of US$0.4 million to Hao Cheng. These advances were used to finance the establishment of Xunlei Games Development (Shenzhen) Co., Ltd., in which Hao Cheng holds a 30% equity interest. The largest amount of advances to Hao Cheng outstanding during such period was US$0.4 million.

The advances are interest free, uncollaterized and repayable on demand.

As of December 31, 2008, 2009 and 2010, the total outstanding balances due from these related parties were entirely due from Sean Shenglong Zou and amounted to US$0.1 million, US$0.2 million and nil, respectively. The advanced amount to Hao Cheng has been repaid in full and there is no outstanding balance due from Mr. Cheng.

Revenue from a traffic referral program run by a shareholder

During the year ended December 31, 2008, we participated in a traffic referral program run by a shareholder and recognized revenues of US$2.6 million.

 Description of share capital

We are a Cayman Islands company and our affairs are governed by our memorandum and articles of association and the Companies Law (2010 Revision) of the Cayman Islands, which we refer to as the Companies Law below.

As of the date hereof, our authorized share capital is US$73,968.24925 and consists of 195,504,449 common shares with a par value of US$0.00025 each and 100,368,548 preferred shares with a par value of US$0.00025 each, of which 27,932,000 preferred shares are designated as series A preferred shares, 36,400,000 preferred shares are designated as series A-1 preferred shares, 30,308,284 preferred shares are designated as Series B preferred shares and 5,728,264 preferred shares are designated as series C preferred shares. As of the date of this prospectus, there are 61,447,372 common shares, 26,416,560 series A preferred shares, 36,400,000 series A-1 preferred shares, 30,308,284 series B preferred shares issued, and 5,728,264 series C preferred shares issued. We will adopt a dual class common share structure immediately upon the completion of this offering. As a result, immediately upon the completion of this offering, 29,238,018 common shares held by our co-founder and chief executive officer, Mr. Sean Shenglong Zou through Vantage Point Global Limited, a British Virgin Islands company which is 100% owned by Mr. Zou, will be re-designated into Class B common shares. As a result, Mr. Zou will hold 29,238,018 Class B common shares, or 75% of the total Class B common shares outstanding after the re-designation. At the same time, (1) each of the existing common, series A, series A-1 and series B preferred shareholders other than Vantage Point Global Limited will convert and re-designate certain shares it holds into Class B common shares, such that they will hold the remaining number of Class B common shares, or 25% of the Class B common shares in issue upon the completion of this offering on a pro rata basis, based on the number of shares they hold immediately prior to the completion of this offering; and (2) all other issued and outstanding preferred shares and other common shares that are not re-designated as Class B common shares shall be automatically converted into and re-designated as Class A common shares on a 1-for-1 basis. Immediately upon the completion of this offering, there will be 38,984,024 Class B common shares outstanding, representing 21.4% of the total outstanding share capital and 73.1% of the total voting power immediately after the completion of this offering (assuming the underwriters do not exercise the over-allotment option and we will issue and sell 2,000,000 Class A common shares to an unrelated third-party investor through concurrent private placement, calculated based on an initial public offering price of US$15.00 per ADS, the midpoint of the estimated initial public offering price range shown on the front cover page of this prospectus). In particular, our co-founder and chief executive officer, Mr. Sean Shenglong Zou, and his affiliates will own approximately 24.2% of our outstanding common shares, representing 57.6% of our total voting power after this offering.

On June 14, 2011, we adopted our fifth amended and restated memorandum of association and fourth amended and restated articles of association, or memorandum and articles of association, which will become effective upon the completion of this offering. The following are summaries of material provisions of our memorandum and articles of association and the Companies Law insofar as they relate to the material terms of our common shares.

Exempted company

We are an exempted company with limited liability under the Companies Law. The Companies Law distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except for the exemptions and privileges listed below:

•
an exempted company does not have to file an annual return of its shareholders with the Registrar of Companies;

•
an exempted company is not required to open its register of members for inspection;

•
an exempted company does not have to hold an annual general meeting;

•
an exempted company may in certain circumstances issue no par value, negotiable or bearer shares;

•
an exempted company may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

•
an exempted company may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

•
an exempted company may register as a limited duration company; and

•
an exempted company may register as a segregated portfolio company.

Common shares

General.    Our common shares are divided into Class A common shares and Class B common shares. Holders of Class A common shares and Class B common shares have the same rights except for voting and conversion rights. All of our outstanding common shares are fully paid. Certificates representing the common shares are issued in registered form. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their shares. We will issue non-negotiable shares and not bearer or negotiable shares.

Register of members

Under Cayman Islands law, we must keep a register of members and there shall be entered therein:

(a)
the names and addresses of the members, a statement of the shares held by each member, and of the amount paid or agreed to be considered as paid, on the shares of each member;

(b)
the date on which the name of any person was entered on the register as a member; and

(c)
the date on which any person ceased to be a member.

In the case of shares of an exempted company issued to bearer, there shall only be entered in the register of members particulars of the date of issue of the shares, distinguishing each share by its number, the name of the custodian of its bearer shares and the fact that a certificate in respect thereof was issued to bearer.

Under Cayman Islands law, the register of members of our company is prima facie evidence of the matters set out therein (i.e. the register of members will raise a presumption of fact on the matters referred to above unless rebutted) and a member registered in the register of members shall be deemed as a matter of Cayman Islands law to have legal title to the shares as set against its name in the register of members. Upon the closing of this public offering, the register of members shall be updated promptly thereafter to reflect the issue of shares by us to whoever has subscribed to be a member in connection with this offering and will be updated upon subsequent transfers of our shares. Once the register of members of our company has been updated, the shareholders recorded in the register of members shall be deemed to have legal title to the shares set against their name. There is no requirement under Cayman Islands laws for the register of members to be filed with the Cayman Islands Companies Registrar.

Dividends.    The holders of our common shares are entitled to such dividends as may be declared by our board of directors, which is subject to the approval by the holders of the number of common shares representing a majority of the aggregate voting power of all outstanding shares and the approval of the holders of a majority of the total outstanding Class A common shares (provided always that dividends may be declared and paid only out of funds legally available therefor, namely out of either profit or our share premium account).

Conversion.    Each Class B common share is convertible into one Class A common share at any time by the holder thereof. Class A common shares are not convertible into Class B common shares under any circumstances. Upon any transfer of Class B common shares by a holder thereof to any person or entity which is not an affiliate of such holder, such Class B common shares shall be automatically and immediately converted into the equal number of Class A common shares. In addition, if at any time our co-founder and chief executive officer, Mr. Sean Shenglong Zou, and his affiliates collectively own less than 5% of the total number of the issued and outstanding common shares at that time, each issued and outstanding Class B common share shall be automatically and immediately converted into one share of Class A common share.

Voting rights.    Each holder of Class A common shares is entitled to one vote and each Class B common share is entitled to ten votes. However, when it comes to the following corporate matters, Class A common shares shall vote as a separate class and the approval of the holder of a majority of total outstanding Class A common shares is required: (i) a change of control event; (ii) issuance of that number of common shares, or of securities convertible into or exercisable for that number of common shares, equal to or in excess of 10% of all common shares outstanding immediately prior to the issuance of such shares or securities on an as-converted basis, if (a) such common shares are sold at a per share price less than the per share market value of the common shares or (b) such securities convertible into or exercisable for the common shares have a per share conversion or exercise price which is less than the per share book or market value of the common share; (iii) issuance of common shares or of securities convertible into or exercisable for common shares to a director, officer or substantial security holder of our company on an individual basis exceeding either 1% of the total outstanding common shares on an as-converted basis or 1% of the aggregate voting power outstanding before such issuance; (iv) buying assets from Mr. Sean Shenglong Zou and Mr. Hao

Cheng with a total consideration value equal to or in excess of US$50,000,000; and (v) determining payment of dividends.

A quorum required for a meeting of shareholders consists of at least one shareholder present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative, who hold in aggregate not less than fifty percent of the total voting power of the company. Shareholders' meetings may be held annually and may be convened by our board of directors on its own initiative or upon a request to the directors by shareholders holding in aggregate at least one-third of the total voting power of the company. Advance notice of at least seven calendar days is required for the convening of shareholders' meetings.

An ordinary resolution to be passed by the shareholders requires the affirmative vote of a simple majority of the votes of the common shares cast in a general meeting, while a special resolution requires the affirmative vote of at least two-thirds of the votes attaching to the common shares cast in a general meeting. Both ordinary resolutions and special resolutions may also be passed by a unanimous written resolution signed by all the shareholders of our company, as permitted by the Companies Law and our memorandum and articles of association. A special resolution is required for important matters such as a change of name or making changes to our memorandum and articles of association. Holders of the common shares may effect certain changes by ordinary resolution, including increasing the amount of our authorized share capital, consolidating all or any of our share capital and dividing all or any of our share capital into shares of larger amount than our existing share capital, and cancelling any authorized but unissued shares.

Transfer of shares.    Subject to the restrictions set out in our memorandum and articles of association, our shareholders may transfer all or any of their common shares by an instrument of transfer in the usual or common form or any other form approved by our board of directors.

Our board may decline to register any transfer of any common share unless (a) the instrument of transfer is lodged with us, accompanied by the certificate for the common shares to which it relates and such other evidence as our board may reasonably require to show the right of the transferor to make the transfer; (b) the shares transferred are free of any lien in favor of us; and (c) a fee of such maximum sum as the NASDAQ Global Select Market may determine to be payable, or such lesser sum as our board may from time to time require, is paid to us in respect thereof.

If our board of directors refuses to register a transfer it shall, within two months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal. The registration of transfers may be suspended on 14 days' notice being given by advertisement in such one or more newspapers or by electronic means and the register closed at such times and for such periods as our board may from time to time determine, provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 days in any calendar year.

Liquidation.    On a return of capital on winding up or otherwise (other than on conversion, redemption or purchase of shares), assets available for distribution shall be distributed among the holders of common shares on a pro rata basis. If our assets available for distribution are insufficient to pay all of the paid up capital, the assets will be distributed so that the losses are borne by our shareholders proportionately. We are a "limited liability" company formed under the Companies Law, and under the Companies Law, the liability of our members is limited to the amount, if any, unpaid on the shares respectively held by them. Our memorandum of association contains a declaration that the liability of our members is so limited.

Calls on shares and forfeiture of shares.    Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their shares in a notice served to such shareholders at least 14 calendar days prior to the specified time and place of payment. Shares that have been called upon and remain unpaid on the specified time are subject to forfeiture.

Redemption of shares.    We may issue shares on terms that such shares are subject to redemption, at our option or at the option of the holders thereof, on such terms and in such manner as may, before the issue of such shares, be determined by our board of directors. Under the Companies Law, the redemption of any such redeemable share may be paid out of our profits or out of the proceeds of a fresh issue of shares made for the purpose of such redemption, or out of capital (including share premium account and capital redemption reserve) if we can, immediately following such payment, pay our debts as they fall due in the ordinary course of business. In addition, under the Companies Law no such share may be redeemed (a) unless it is fully paid up, (b) if such redemption would result in there being no shares outstanding, or (c) if the company has commenced liquidation.

Variations of rights of shares.    All or any of the rights attached to any class of shares may be varied either with the written consent of the holders of a majority of the issued shares of that class or with the sanction of an ordinary resolution passed at a general meeting of the holders of the shares of that class.

Inspection of books and records.    Holders of our common shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, we will provide our shareholders with annual audited financial statements. See "Where you can find additional information."

History of securities issuances

The following is a summary of our securities issuance during the past three years:

Option grants.    We have granted options to purchase our common shares to certain of our directors, executive officers and employees since our inception. On December 30, 2010, we adopted a share incentive plan, the 2010 Plan. As of the date of this prospectus, the aggregate number of our common shares underlying our outstanding options is 20,858,916. For details, see "Management—Share incentive plan." In addition, we granted an option to purchase 4,205,100 common shares to each of our co-founders, Mr. Sean Shenglong Zou and Mr. Hao Cheng, in 2006 and issued the equivalent number of common shares to Vantage Point Global Limited, a British Virgin Islands company beneficially owned by Mr. Zou, and Aiden & Jasmine Limited, a British Virgin Islands company beneficially owned by Mr. Cheng, in April 2011 upon the founders' exercise of their fully vested options.

Warrants.    In connection with the series A-1 preferred share investment in September 2005, we issued a warrant to Morningside Technology Investments Limited for purchasing up to an aggregate of 2,100,000 series A-1 preferred shares. Morningside Technology Investments

Limited exercised its warrant in full in March 2008 and purchased a total of 2,100,000 series A-1 preferred shares for a consideration of US$1,500,000.

Series C preferred shares.    In April 2011, we issued 5,728,264 series C preferred shares to two series C investors, RW Investments LLC and CRP Holdings Limited, for a consideration of US$30.0 million.

In April 2011, Aiden & Jasmine Limited, a British Virgin Islands company beneficially owned by Hao Cheng, transferred 12,697,653 common shares to Vantage Point Global Limited, a British Virgin Islands company beneficially owned by Sean Shenglong Zou.

Shareholders agreement

In connection with the issuance of our preferred shares, we and all of our shareholders entered into a fourth amended and restated shareholders agreement in April 2011. Pursuant to this fourth amended and restated shareholders agreement, for as long as holders of each class of the series A, series A-1 and series B preferred shares continue to hold 15%, 15% or 10% or more of the shares in the authorized capital of our company, respectively, the holders of a majority of each of these classes of preferred shares are each entitled to designate and remove one of the five voting directors of the board. Under the shareholders agreement and our fourth amended and restated memorandum of association and third amended and restated articles of association, our series A, series A-1, series B and series C preferred shareholders are also entitled to registration rights and certain preferential rights, including right of first refusal, right of co-sale, right of first offer and drag-along rights. Except for the registration rights, all preferred shareholders' rights will automatically terminate upon the completion of this offering.

Registration rights

Pursuant to our fourth amended and restated shareholders agreement, we have granted certain registration rights to our shareholders. Set forth below is a description of the registration rights granted under the agreement.

Demand registration rights.    At any time after six months following the completion of this offering, upon a written request from the holders of at least 25% of the registrable securities then outstanding, we shall file a registration statement covering the offer and sale of the registrable securities. Registrable securities include our common shares issued or issued upon conversion of the preferred shares provided that, with respect to demand registration right, registrable securities exclude common shares issued or issued upon conversion of the series C preferred shares. However, we are not obligated to proceed with a demand registration if (i) such registration is in any particular jurisdiction in which we would be required to execute a general consent to service of process in effecting such registration, qualification or compliance, unless we already are subject to service in such jurisdiction and except as may be required by the Securities Act; (ii) we have already effected three demand registrations; (iii) such registration is during the period starting with the date 60 days prior to our good faith estimate of the date of filing of, and ending on a date 180 days after the effective date of a registration initiated by us, provided that we are actively employing in good faith all reasonable efforts to cause such registration statements to become effective; (iv) the initiating holders (defined in the shareholders agreement) propose to dispose of registrable securities which may be immediately registered on Form F-3 pursuant to a request from other holders of registrable shares; (v) initiating holders do not request that such offering be firmly underwritten by underwriters selected by the initiating holders or (vi) if we and the initiating holders are unable to obtain the commitment of the underwriter described in clause (v) above to firmly underwrite the offer. We have the right to defer filing of a registration statement for up to 120 days if our board of directors determines in good faith that the filing of a registration statement would be materially detrimental to us, but we cannot exercise the deferral right more than once in any 12-month period.

Piggyback registration rights.    If we propose to file a registration statement for a public offering of our securities other than pursuant to registration statement relating to any employee benefit plan or a corporate reorganization, then we must offer holders of registrable securities an opportunity to include in that registration all or any part of their registrable securities. The underwriters of any underwritten offering have the right to limit the number of shares with registration rights to be included in the registration statement, subject to certain limitations; for example, the number of shares that may be included in the registration and the underwriting shall be allocated first to us and then to the series C, series B and series A-1 preferred shareholders in turn.

Form F-3 registration rights.    When we are eligible for registration on Form F-3, holders of at least 33% of the registrable securities then outstanding will have the right to request that we file registration statements on Form F-3 covering the offer and sale of their securities. A Form F-3 registration shall not be deemed to be a demand registration.

We are not obligated to effect a Form F-3 registration, among other things, if (1) we have already effected a registration under the Securities Act within the six months period preceding the date of such request, other than a registration from which the registrable securities of the holders have been excluded, or (2) the dollar amount of securities to be sold is of an aggregate price to the public of less than US$1.0 million. We have the right to defer filing of a registration statement for up to 90 days if our board of directors determines in good faith that the filing of a registration statement would be materially detrimental to us, but we cannot exercise the deferral right more than once in any 12-month period.

Expenses of registration.    We will pay all expenses relating to any demand, piggyback, or Form F-3 registration, other than underwriting commissions and discounts.

Termination of obligations.    Our obligations with respect to the piggyback registration rights shall terminate on the second anniversary of the completion of this offering. Our obligations with respect to the demand registration rights or the Form F-3 registration rights shall terminate on the fifth anniversary of the completion of this offering. In addition, we shall have no obligation to effect any demand, piggyback, or Form F-3 registration if, in the opinion of our counsel, all registrable securities may be sold at that time without registration in any 90 day period pursuant to Rule 144 under the Securities Act.

Differences in corporate law

The Companies Law of the Cayman Islands is modeled after that of the English Companies legislation but does not follow recent English statutory enactments. In addition, the Companies Law differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Law applicable to us and the laws applicable to companies incorporated in the United States and their shareholders.

Mergers and similar arrangements.    The Companies Law permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, (a) "merger" means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company; and (b) a "consolidation" means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by either (a) a special resolution of each constituent company or (b) such other authorization, if any, as may be specified in such constituent company's articles of association. The written plan of merger must be filed with the Registrar of Companies together with a declaration as to the solvency of the consolidated or surviving company, a list of the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and that notification of the merger or consolidation will be published in the Cayman Islands Gazette. Dissenting shareholders have the right to be paid the fair value of their shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) if they follow the required procedures, subject to certain exceptions. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

In addition, there are statutory provisions that facilitate the reconstruction and amalgamation of companies, provided that the arrangement is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

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the statutory provisions as to majority vote have been met;

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the shareholders have been fairly represented at the meeting in question;

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the arrangement is such that a businessman would reasonably approve; and

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the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Law.

When a take-over offer is made and accepted by holders of 90.0% of the shares affected within four months, the offerer may, within a two month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed unless there is evidence of fraud, bad faith or collusion.

If the arrangement and reconstruction is thus approved, the dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of United States corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

In principle, we will normally be the proper plaintiff and a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, the Cayman Islands courts can be expected to apply and follow the common law principles (namely the rule in Foss v. Harbottle and the exceptions thereto) which permit a minority shareholder to commence a class action against, or derivative actions in the name of, a company to challenge:

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an act which is illegal or ultra vires;

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an action which requires a resolution with a qualified or special majority which has not been obtained; and

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an act which constitutes a fraud on the minority where the wrongdoers are themselves in control of the company.

Indemnification.    Cayman Islands law does not limit the extent to which a company's memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime.

Under our memorandum and articles of association, we shall indemnify each of our directors and officers of our company against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by him, otherwise than by reason of his own dishonesty, actual fraud or willful default, in connection with the execution or discharge of his duties, powers, authorities or discretions as a director or officer of our company.

We intend to enter into indemnification agreements with our directors and executive officers to indemnify them to the fullest extent permitted by applicable law and our articles of association, from and against all costs, charges, expenses, liabilities and losses incurred in connection with any litigation, suit or proceeding to which such director is or is threatened to be made a party, witness or other participant.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us under the foregoing provisions, we have been advised that in the opinion of the Securities and Exchange Commission, or the SEC, such indemnification is against public policy as expressed in the Securities Act and therefore is unenforceable.

General meetings and shareholder proposals

Cayman Islands law provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company's articles of association. Our amended and restated memorandum and articles of association allow our shareholders holding not less than one-third of our voting share capital to requisition a general meeting of the shareholders, in which case the directors are obliged to call such meeting and to put the resolutions so requisitioned to a vote at such meeting; however, our articles of association do not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders.

As a Cayman Islands exempted company, we are not obliged by the Companies Law to call shareholders' annual general meetings. Our amended and restated memorandum and articles of association provide that we may (but are not obliged to) in each year hold a general meeting as our annual general meeting in which case we shall specify the meeting as such in the notices calling it, and the annual general meeting shall be held at such time and place as may be determined by our directors. We, however, will hold an annual shareholders' meeting during each fiscal year, as required by the rules of the NASDAQ Global Select Market.

Description of American Depositary Shares

Citibank, N.A. has agreed to act as the depositary for the American Depositary Shares. Citibank's depositary offices are located at 388 Greenwich Street, New York, New York 10013. American Depositary Shares are frequently referred to as "ADSs" and represent ownership interests in securities that are on deposit with the depositary. ADSs may be represented by certificates that are commonly known as "American Depositary Receipts" or "ADRs." The depositary typically appoints a custodian to safekeep the securities on deposit. In this case, the custodian is Citibank Hong Kong, located at 10/F, Harbour Front (II), 22, Tak Fung Street, Hung Hom, Kowloon, Hong Kong.

We have appointed Citibank as depositary pursuant to a deposit agreement. A copy of the deposit agreement will be on file with the SEC under cover of a Registration Statement on Form F-6. You may obtain a copy of the deposit agreement from the SEC's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549 and from the SEC's website (www.sec.gov). Please refer to Registration Number 333-                    when retrieving such copy.

We are providing you with a summary description of the material terms of the ADSs and of your material rights as an owner of ADSs. Please remember that summaries by their nature lack the precision of the information summarized and that the rights and obligations of an owner of ADSs will be determined by reference to the terms of the deposit agreement and not by this summary. We urge you to review the deposit agreement in its entirety. The portions of this summary description that are italicized describe matters that may be relevant to the ownership of ADSs but that may not be contained in the deposit agreement.

Each ADS represents the right to receive three Class A common shares on deposit with the custodian. An ADS also represents the right to receive any other property received by the depositary or the custodian on behalf of the owner of the ADS but that has not been distributed to the owners of ADSs because of legal restrictions or practical considerations.

If you become an owner of ADSs, you will become a party to the deposit agreement and therefore will be bound to its terms and to the terms of any ADR that represents your ADSs. The deposit agreement and the ADR specify our rights and obligations as well as your rights and obligations as owner of ADSs and those of the depositary. As an ADS holder you appoint the depositary to act on your behalf in certain circumstances. The deposit agreement and the ADRs are governed by New York law. However, our obligations to the holders of Class A common shares will continue to be governed by the laws of the Cayman Islands, which may be different from the laws in the United States.

In addition, applicable laws and regulations may require you to satisfy reporting requirements and obtain regulatory approvals in certain circumstances. You are solely responsible for complying with such reporting requirements and obtaining such approvals. Neither the depositary, the custodian, us or any of their or our respective agents or affiliates shall be required to take any actions whatsoever on behalf of you to satisfy such reporting requirements or obtain such regulatory approvals under applicable laws and regulations.

As an owner of ADSs, you may hold your ADSs either by means of an ADR registered in your name, through a brokerage or safekeeping account, or through an account established by the depositary in your name reflecting the registration of uncertificated ADSs directly on the books of the depositary (commonly referred to as the "direct registration system" or "DRS"). The direct registration system reflects the uncertificated (book-entry) registration of ownership of ADSs by the depositary. Under the direct registration system, ownership of ADSs is evidenced by periodic statements issued by the depositary to the holders of the ADSs. The direct registration system includes automated transfers between the depositary and The Depository Trust Company ("DTC"), the central book-entry clearing and settlement system for equity securities in the United States. If you decide to hold your ADSs through your brokerage or safekeeping account, you must rely on the procedures of your broker or bank to assert your rights as ADS owner. Banks and brokers typically hold securities such as the ADSs through clearing and settlement systems such as DTC. The procedures of such clearing and settlement systems may limit your ability to exercise your rights as an owner of ADSs. Please consult with your broker or bank if you have any questions concerning these limitations and procedures. All ADSs held through DTC will be registered in the name of a nominee of DTC. This summary description assumes you have opted to own the ADSs directly by means of an ADS registered in your name and, as such, we will refer to you as the "holder." When we refer to "you," we assume the reader owns ADSs and will own ADSs at the relevant time.

Dividends and distributions

As a holder, you generally have the right to receive the distributions we make on the securities deposited with the custodian bank. Your receipt of these distributions may be limited, however, by practical considerations and legal limitations. Holders will receive such distributions under the terms of the deposit agreement in proportion to the number of ADSs held as of a specified record date (which will be set as close as possible to the record date of the Class A common shares).

Distributions of cash

Whenever we make a cash distribution for the securities on deposit with the custodian, we will deposit the funds with the custodian. Upon receipt of confirmation of the deposit of the requisite funds, the depositary will arrange for the funds to be converted into U.S. dollars and for the distribution of the U.S. dollars to the holders, subject to the Cayman Islands laws and regulations.

The conversion into U.S. dollars will take place only if practicable and if the U.S. dollars are transferable to the United States. The amounts distributed to holders will be net of the fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement. The depositary will apply the same method for distributing the proceeds of the sale of any property (such as undistributed rights) held by the custodian in respect of securities on deposit.

The distribution of cash will be made net of the fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement.

Distributions of shares

Whenever we make a free distribution of Class A common shares for the securities on deposit with the custodian, we will deposit the applicable number of Class A common shares with the custodian. Upon receipt of confirmation of such deposit, the depositary will either distribute to holders new ADSs representing the Class A common shares deposited or modify the ADS-to-Class A common share ratio, in which case each ADS you hold will represent rights and interests in the additional Class A common shares so deposited. Only whole new ADSs will be distributed. Fractional entitlements will be sold and the proceeds of such sale will be distributed as in the case of a cash distribution.

The distribution of new ADSs or the modification of the ADS-to-Class A common share ratio upon a distribution of Class A common shares will be made net of the fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement. In order to pay such taxes or governmental charges, the depositary may sell all or a portion of the new Class A common shares so distributed.

No such distribution of new ADSs will be made if it would violate a law (i.e., the U.S. securities laws) or if it is not operationally practicable. If the depositary does not distribute new ADSs as described above, it may sell the Class A common shares received upon the terms described in the deposit agreement and will distribute the proceeds of the sale as in the case of a distribution of cash.

Distributions of rights

Whenever we intend to distribute rights to purchase additional Class A common shares, we will give prior notice to the depositary and we will assist the depositary in determining whether it is lawful and reasonably practicable to distribute rights to purchase additional ADSs to holders.

The depositary will establish procedures to distribute rights to purchase additional ADSs to holders and to enable such holders to exercise such rights if it is lawful and reasonably practicable to make the rights available to holders of ADSs, and if we provide all of the documentation contemplated in the deposit agreement (such as opinions to address the lawfulness of the transaction). You may have to pay fees, expenses, taxes and other governmental charges to subscribe for the new ADSs upon the exercise of your rights. The depositary is not obligated to establish procedures to facilitate the distribution and exercise by holders of rights to purchase new Class A common shares other than in the form of ADSs.

The depositary will not distribute the rights to you if:

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We do not timely request that the rights be distributed to you or we request that the rights not be distributed to you; or

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We fail to deliver satisfactory documents to the depositary; or

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It is not reasonably practicable to distribute the rights.

The depositary will sell the rights that are not exercised or not distributed if such sale is lawful and reasonably practicable. The proceeds of such sale will be distributed to holders as in the case of a cash distribution. If the depositary is unable to sell the rights, it will allow the rights to lapse.

Elective distributions

Whenever we intend to distribute a dividend payable at the election of shareholders either in cash or in additional shares, we will give prior notice thereof to the depositary and will indicate whether we wish the elective distribution to be made available to you. In such case, we will assist the depositary in determining whether such distribution is lawful and reasonably practicable.

The depositary will make the election available to you only if it is reasonably practicable and if we have provided all of the documentation contemplated in the deposit agreement. In such case, the depositary will establish procedures to enable you to elect to receive either cash or additional ADSs, in each case as described in the deposit agreement.

If the election is not made available to you, you will receive either cash or additional ADSs, depending on what a holder of Class A common shares would receive upon failing to make an election, as more fully described in the deposit agreement.

Other distributions

Whenever we intend to distribute property other than cash, Class A common shares or rights to purchase additional Class A common shares, we will notify the depositary in advance and will indicate whether we wish such distribution to be made to you. If so, we will assist the depositary in determining whether such distribution to holders is lawful and reasonably practicable.

If it is reasonably practicable to distribute such property to you and if we provide all of the documentation contemplated in the deposit agreement, the depositary will distribute the property to the holders in a manner it deems practicable.

The distribution will be made net of fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement. In order to pay such taxes and governmental charges, the depositary may sell all or a portion of the property received.

The depositary will not distribute the property to you and will sell the property if:

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We do not request that the property be distributed to you or if we ask that the property not be distributed to you; or

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We do not deliver satisfactory documents to the depositary; or

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The depositary determines that all or a portion of the distribution to you is not reasonably practicable.

The proceeds of such a sale will be distributed to holders as in the case of a cash distribution.

Redemption

Whenever we decide to redeem any of the securities on deposit with the custodian, we will notify the depositary in advance. If it is reasonably practicable and if we provide all of the documentation contemplated in the deposit agreement, the depositary will provide notice of the redemption to the holders.

The custodian will be instructed to surrender the shares being redeemed against payment of the applicable redemption price. The depositary will convert the redemption funds received into U.S. dollars upon the terms of the deposit agreement and will establish procedures to enable holders to receive the net proceeds from the redemption upon surrender of their ADSs to the depositary. You may have to pay fees, expenses, taxes and other governmental charges upon the redemption of your ADSs. If less than all ADSs are being redeemed, the ADSs to be retired will be selected by lot or on a pro rata basis, as the depositary may determine.

Changes affecting Class A common shares

The Class A common shares held on deposit for your ADSs may change from time to time. For example, there may be a change in nominal or par value, a split-up, cancellation, consolidation or reclassification of such Class A common shares or a recapitalization, reorganization, merger, consolidation or sale of assets.

If any such change were to occur, your ADSs would, to the extent permitted by law, represent the right to receive the property received or exchanged in respect of the Class A common shares held on deposit. The depositary may in such circumstances deliver new ADSs to you, amend the deposit agreement, the ADRs and the applicable Registration Statement(s) on Form F-6, call for the exchange of your existing ADSs for new ADSs and take any other actions that are appropriate to reflect as to the ADSs the change affecting the Shares. If the depositary may not lawfully distribute such property to you, the depositary may sell such property and distribute the net proceeds to you as in the case of a cash distribution.

Issuance of ADSs upon deposit of Class A common shares

Upon completion of this offering, the Class A common shares being offered pursuant to this prospectus will be deposited by us with the custodian. Upon receipt of confirmation of such deposit, the depositary will issue ADSs to the underwriters named in this prospectus. After the completion of this offering, the depositary may create ADSs on your behalf if you or your broker deposit Class A common shares with the custodian. The depositary will deliver these ADSs to the person you indicate only after you pay any applicable issuance fees and any charges and taxes payable for the transfer of the Class A common shares to the custodian. Your ability to deposit Class A common shares and receive ADSs may be limited by U.S. and the Cayman Islands legal considerations applicable at the time of deposit.

The issuance of ADSs may be delayed until the depositary or the custodian receives confirmation that all required approvals have been given and that the Class A common shares have been duly transferred to the custodian. The depositary will only issue ADSs in whole numbers.

When you make a deposit of Class A common shares, you will be responsible for transferring good and valid title to the depositary. As such, you will be deemed to represent and warrant that:

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The Class A common shares are duly authorized, validly issued, fully paid, non-assessable and legally obtained.

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All preemptive (and similar) rights, if any, with respect to such Class A common shares have been validly waived or exercised.

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You are duly authorized to deposit the Class A common shares.

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The Class A common shares presented for deposit are free and clear of any lien, encumbrance, security interest, charge, mortgage or adverse claim, and are not, and the ADSs issuable upon such deposit will not be, "restricted securities" (as defined in the deposit agreement).

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The Class A common shares presented for deposit have not been stripped of any rights or entitlements.

If any of the representations or warranties are incorrect in any way, we and the depositary may, at your cost and expense, take any and all actions necessary to correct the consequences of the misrepresentations.

Transfer, combination and split up of ADRs

As an ADR holder, you will be entitled to transfer, combine or split up your ADRs and the ADSs evidenced thereby. For transfers of ADRs, you will have to surrender the ADRs to be transferred to the depositary and also must:

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ensure that the surrendered ADR certificate is properly endorsed or otherwise in proper form for transfer;

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provide such proof of identity and genuineness of signatures as the depositary deems appropriate;

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provide any transfer stamps required by the State of New York or the United States; and

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pay all applicable fees, charges, expenses, taxes and other government charges payable by ADR holders pursuant to the terms of the deposit agreement, upon the transfer of ADRs.

To have your ADRs either combined or split up, you must surrender the ADRs in question to the depositary with your request to have them combined or split up, and you must pay all applicable fees, charges and expenses payable by ADR holders, pursuant to the terms of the deposit agreement, upon a combination or split up of ADRs.

Withdrawal of shares upon cancellation of ADSs

As a holder, you will be entitled to present your ADSs to the depositary for cancellation and then receive the corresponding number of underlying Class A common shares at the custodian's offices. Your ability to withdraw the Class A common shares may be limited by U.S. and Cayman Islands legal considerations applicable at the time of withdrawal. In order to withdraw the Class A common shares represented by your ADSs, you will be required to pay to the depositary the fees for cancellation of ADSs and any charges and taxes payable upon the transfer of the Class A common shares being withdrawn. You assume the risk for delivery of all funds and securities upon withdrawal. Once canceled, the ADSs will not have any rights under the deposit agreement.

If you hold ADSs registered in your name, the depositary may ask you to provide proof of identity and genuineness of any signature and such other documents as the depositary may deem appropriate before it will cancel your ADSs. The withdrawal of the Class A common shares represented by your ADSs may be delayed until the depositary receives satisfactory evidence of compliance with all applicable laws and regulations. Please keep in mind that the depositary will only accept ADSs for cancellation that represent a whole number of securities on deposit.

You will have the right to withdraw the securities represented by your ADSs at any time except for:

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Temporary delays that may arise because (i) the transfer books for the Class A common shares or ADSs are closed, or (ii) Class A common shares are immobilized on account of a shareholders' meeting or a payment of dividends.

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Obligations to pay fees, taxes and similar charges.

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Restrictions imposed because of laws or regulations applicable to ADSs or the withdrawal of securities on deposit.

The deposit agreement may not be modified to impair your right to withdraw the securities represented by your ADSs except to comply with mandatory provisions of law.

Voting rights

As a holder, you generally have the right under the deposit agreement to instruct the depositary to exercise the voting rights for the Class A common shares represented by your ADSs. The voting rights of holders of Class A common shares are described in the Section entitled Description of share capital—Voting rights.

As soon as practicable, after receipt of notice by the depositary at least thirty (30) days prior to a shareholders meeting or the voting deadline for a consent or solicitation of proxies, the depositary will distribute to you any notice of shareholders' meeting received from us together with information explaining how to instruct the depositary to exercise the voting rights of the securities represented by ADSs.

Voting at our shareholders' meetings is by show of hands unless a poll is demanded. A poll may be demanded by the chairman of our board of directors or any shareholder present in person or by proxy. If the depositary bank timely receives voting instructions from a holder of ADSs, the depositary bank will endeavor to cause the Class A common shares on deposit to be voted as follows: (a) in the event voting takes place at a shareholders' meeting by show of hands, the depositary bank will instruct the custodian to vote all Class A common shares on deposit in accordance with the voting instructions received from a majority of the holders of ADSs who provided voting instructions; or (b) in the event voting takes place at a shareholders' meeting by poll, the depositary bank will instruct the custodian to vote the Class A common shares on deposit in accordance with the voting instructions received from holders of ADSs.

In the event of voting by poll, Class A common shares in respect of which no timely voting instructions have been received from ADS holders and provided that the depositary received notice of the meeting or solicitation of vote at least 30 days prior to such meeting or vote, such ADS holder will be deemed to have instructed the depositary to give a discretionary proxy to a person designated by the Company to vote the Class A common shares represented by such ADSs. No discretionary proxy will be given with respect to any matter as to which the Company informs the Depositary that the Company does not wish such proxy to be given, and no discretionary proxy will be given (x) with respect to any matter as to which the Company informs the depositary that (i) there exists substantial opposition, or (ii) the rights of holders of ADSs or the shareholders of the Company will be adversely affected and (y) in the event the vote is on a show of hands.

Please note that the ability of the depositary to carry out voting instructions may be limited by practical and legal limitations and the terms of the securities on deposit. We cannot assure you that you will receive voting materials in time to enable you to return voting instructions to the depositary in a timely manner. Securities for which no voting instructions have been received will not be voted.

Fees and charges

As an ADS holder, you will be required to pay the following service fees to the depositary:

Service	Fees

• Issuance of ADSs	Up to U.S. 5¢ per ADS issued
• Cancellation of ADSs	Up to U.S. 5¢ per ADS canceled
• Distribution of cash dividends or other cash distributions	Up to U.S. 5¢ per ADS held
• Distribution of ADSs pursuant to stock dividends, free stock distributions or exercise of rights	Up to U.S. 5¢ per ADS held
• Distribution of securities other than ADSs or rights to purchase additional ADSs	Up to U.S. 5¢ per ADS held
• Depositary services	Up to U.S. 5¢ per ADS held on the applicable record date(s) established by the Depositary
• Transfer of ADRs	U.S. $1.50 per certificate presented for transfer

As an ADS holder you will also be responsible to pay certain fees and expenses incurred by the depositary and certain taxes and governmental charges such as:

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Fees for the transfer and registration of Class A common shares charged by the registrar and transfer agent for the Class A common shares in the Cayman Islands (i.e., upon deposit and withdrawal of Class A common shares).

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Expenses incurred for converting foreign currency into U.S. dollars.

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Expenses for cable, telex and fax transmissions and for delivery of securities.

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Taxes and duties upon the transfer of securities (i.e., when Class A common shares are deposited or withdrawn from deposit).

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Fees and expenses incurred in connection with the delivery or servicing of Class A common shares on deposit.

Depositary fees payable upon the issuance and cancellation of ADSs are typically paid to the depositary bank by the brokers (on behalf of their clients) receiving the newly issued ADSs from the depositary bank and by the brokers (on behalf of their clients) delivering the ADSs to the depositary bank for cancellation. The brokers in turn charge these fees to their clients. Depositary fees payable in connection with distributions of cash or securities to ADS holders and the depositary services fee are charged by the depositary bank to the holders of record of ADSs as of the applicable ADS record date.

The Depositary fees payable for cash distributions are generally deducted from the cash being distributed. In the case of distributions other than cash (i.e., stock dividend, rights), the depositary bank charges the applicable fee to the ADS record date holders concurrent with the distribution. In the case of ADSs registered in the name of the investor (whether certificated or uncertificated in direct registration), the depositary bank sends invoices to the applicable record date ADS holders. In the case of ADSs held in brokerage and custodian accounts (via DTC), the depositary bank generally collects its fees through the systems provided by DTC

(whose nominee is the registered holder of the ADSs held in DTC) from the brokers and custodians holding ADSs in their DTC accounts. The brokers and custodians who hold their clients' ADSs in DTC accounts in turn charge their clients' accounts the amount of the fees paid to the depositary banks.

In the event of refusal to pay the depositary fees, the depositary bank may, under the terms of the deposit agreement, refuse the requested service until payment is received or may set off the amount of the depositary fees from any distribution to be made to the ADS holder.

Note that the fees and charges you may be required to pay may vary over time and may be changed by us and by the depositary. You will receive prior notice of such changes.

The depositary bank may reimburse us for certain expenses incurred by us in respect of the ADR program established pursuant to the deposit agreement, by making available a portion of the depositary fees charged in respect of the ADR program or otherwise, upon such terms and conditions as the Company and the Depositary may agree from time to time.

Amendments and termination

We may agree with the depositary to modify the deposit agreement at any time without your consent. We undertake to give holders 30 days' prior notice of any modifications that would materially prejudice any of their substantial rights under the deposit agreement. We will not consider to be materially prejudicial to your substantial rights any modifications or supplements that are reasonably necessary for the ADSs to be registered under the Securities Act or to be eligible for book-entry settlement, in each case without imposing or increasing the fees and charges you are required to pay. In addition, we may not be able to provide you with prior notice of any modifications or supplements that are required to accommodate compliance with applicable provisions of law.

You will be bound by the modifications to the deposit agreement if you continue to hold your ADSs after the modifications to the deposit agreement become effective. The deposit agreement cannot be amended to prevent you from withdrawing the Class A common shares represented by your ADSs (except as permitted by law).

We have the right to direct the depositary to terminate the deposit agreement. Similarly, the depositary may in certain circumstances on its own initiative terminate the deposit agreement. In either case, the depositary must give notice to the holders at least 30 days before termination. Until termination, your rights under the deposit agreement will be unaffected.

After termination, the depositary will continue to collect distributions received (but will not distribute any such property until you request the cancellation of your ADSs) and may sell the securities held on deposit. After the sale, the depositary will hold the proceeds from such sale and any other funds then held for the holders of ADSs in a non-interest bearing account. At that point, the depositary will have no further obligations to holders other than to account for the funds then held for the holders of ADSs still outstanding (after deduction of applicable fees, taxes and expenses).

Books of depositary

The depositary will maintain ADS holder records at its depositary office. You may inspect such records at such office during regular business hours but solely for the purpose of communicating with other holders in the interest of business matters relating to the ADSs and the deposit agreement.

The depositary will maintain in New York facilities to record and process the issuance, cancellation, combination, split-up and transfer of ADSs. These facilities may be closed from time to time, to the extent not prohibited by law.

Limitations on obligations and liabilities

The deposit agreement limits our obligations and the depositary's obligations to you. Please note the following:

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We and the depositary are obligated only to take the actions specifically stated in the deposit agreement without negligence or bad faith.

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The depositary disclaims any liability for any failure to carry out voting instructions, for any manner in which a vote is cast or for the effect of any vote, provided it acts in good faith and in accordance with the terms of the deposit agreement.

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The depositary disclaims any liability for any failure to determine the lawfulness or practicality of any action, for the content of any document forwarded to you on our behalf or for the accuracy of any translation of such a document, for the investment risks associated with investing in Class A common shares, for the validity or worth of the Class A common shares, for any tax consequences that result from the ownership of ADSs, for the credit-worthiness of any third party, for allowing any rights to lapse under the terms of the deposit agreement, for the timeliness of any of our notices or for our failure to give notice.

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We and the depositary will not be obligated to perform any act that is inconsistent with the terms of the deposit agreement.

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We and the depositary disclaim any liability if we or the depositary are prevented or forbidden from or subject to any civil or criminal penalty or restraint on account of, or delayed in, doing or performing any act or thing required by the terms of the deposit agreement, by reason of any provision, present or future of any law or regulation, or by reason of present or future provision of any provision of our memorandum and articles of association, or any provision of or governing the securities on deposit, or by reason of any act of God or war or other circumstances beyond our control.

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We and the depositary disclaim any liability by reason of any exercise of, or failure to exercise, any discretion provided for the deposit agreement or in our memorandum and articles of association or in any provisions of or governing the securities on deposit.

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We and the depositary further disclaim any liability for any action or inaction in reliance on the advice or information received from legal counsel, accountants, any person presenting Shares for deposit, any holder of ADSs or authorized representatives thereof, or any other person believed by either of us in good faith to be competent to give such advice or information.

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We and the depositary also disclaim liability for the inability by a holder to benefit from any distribution, offering, right or other benefit which is made available to holders of Class A common shares but is not, under the terms of the deposit agreement, made available to you.

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We and the depositary may rely without any liability upon any written notice, request or other document believed to be genuine and to have been signed or presented by the proper parties.

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We and the depositary also disclaim liability for any consequential or punitive damages for any breach of the terms of the deposit agreement.

Pre-release transactions

Subject to certain terms and conditions, the depositary may issue to broker/dealers ADSs before receiving a deposit of common shares. These transactions are commonly referred to as "pre-release transactions," and are entered into between the depositary and the applicable broker/dealer. The deposit agreement limits the aggregate size of pre-release transactions (not to exceed 30% of the shares or deposit in the aggregate) and imposes a number of conditions on such transactions (i.e., the need to receive collateral, the type of collateral required, the representations required from brokers, etc.). The depositary may retain the compensation received from the pre-release transactions.

Taxes

You will be responsible for the taxes and other governmental charges payable on the ADSs and the securities represented by the ADSs. We, the depositary and the custodian may deduct from any distribution the taxes and governmental charges payable by holders and may sell any and all property on deposit to pay the taxes and governmental charges payable by holders. You will be liable for any deficiency if the sale proceeds do not cover the taxes that are due.

The depositary may refuse to issue ADSs, to deliver, transfer, split and combine ADRs or to release securities on deposit until all taxes and charges are paid by the applicable holder. The depositary and the custodian may take reasonable administrative actions to obtain tax refunds and reduced tax withholding for any distributions on your behalf. However, you may be required to provide to the depositary and to the custodian proof of taxpayer status and residence and such other information as the depositary and the custodian may require to fulfill legal obligations. You are required to indemnify us, the depositary and the custodian for any claims with respect to taxes based on any tax benefit obtained for you.

Foreign currency conversion

The depositary will arrange for the conversion of all foreign currency received into U.S. dollars if such conversion is practical, and it will distribute the U.S. dollars in accordance with the terms of the deposit agreement. You may have to pay fees and expenses incurred in converting foreign currency, such as fees and expenses incurred in complying with currency exchange controls and other governmental requirements.

If the conversion of foreign currency is not practical or lawful, or if any required approvals are denied or not obtainable at a reasonable cost or within a reasonable period, the depositary may take the following actions in its discretion:

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Convert the foreign currency to the extent practical and lawful and distribute the U.S. dollars to the holders for whom the conversion and distribution is lawful and practical.

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Distribute the foreign currency to holders for whom the distribution is lawful and practical.

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Hold the foreign currency (without liability for interest) for the applicable holders.

Shares eligible for future sale

Upon completion of this offering, we will have 7,600,000 ADSs outstanding, representing approximately 12.5% of our outstanding common shares, assuming (1) the underwriters do not exercise their over-allotment option to purchase additional ADSs, and (2) we will issue and sell 2,000,000 Class A common shares to Sohu.com Limited, an unrelated third-party investor, through a concurrent private placement, which number of shares has been calculated based on an initial public offering price of US$15.00 per ADS, the midpoint of the estimated initial public offering price range shown on the front cover page of this prospectus. All of the ADSs sold in this offering will be freely transferable by persons other than our "affiliates" without restriction or further registration under the Securities Act. Sales of substantial amounts of our ADSs in the public market could adversely affect prevailing market prices of our ADSs. Prior to this offering, there has been no public market for our common shares or the ADSs, and while application has been made for the ADSs to be listed on the NASDAQ Global Select Market, we cannot assure you that a regular trading market will develop in the ADSs. We do not expect that a trading market will develop for our common shares not represented by the ADSs.

Lock-up agreements

Each of the selling shareholders, our directors, executive officers, our other existing shareholders and the holders of most of the options to purchase our common shares has agreed, subject to some exceptions, not to transfer or dispose of, directly or indirectly, any of our common shares, in the form of ADSs or otherwise, or any securities convertible into or exchangeable or exercisable for our common shares, in the form of ADSs or otherwise, for a period of 180 days after the date this prospectus becomes effective. After the expiration of the 180-day period, the common shares or ADSs held by the selling shareholders, our directors, executive officers, our existing shareholders and option holders may be sold subject to the restrictions under Rule 144 under the Securities Act or by means of registered public offerings.

The 180-day restricted period is subject to adjustment under certain circumstances. If (1) during the last 17 days of the 180-day restricted period, we issue an earnings release or material news or a material event relating to us occurs; or (2) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period, the restrictions will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

Rule 144

Under Rule 144 as currently in effect, a person who has beneficially owned our restricted shares for at least six months is generally entitled to sell the restricted securities without registration under the Securities Act beginning 90 days after the date of this prospectus, subject to certain additional restrictions.

Our affiliates may sell within any three-month period a number of restricted shares that does not exceed the greater of the following:

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1% of the then outstanding common shares, in the form of ADSs or otherwise, which will equal approximately 1,857,454 common shares immediately after this offering; or

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the average weekly trading volume of our common shares in the form of ADSs or otherwise, on the NASDAQ Global Select Market, during the four calendar weeks preceding the date on which notice of the sale is filed with the SEC.

Affiliates who sell restricted securities under Rule 144 may not solicit orders or arrange for the solicitation of orders, and they are also subject to notice requirements and the availability of current public information about us.

Persons who are not our affiliates are only subject to one of these additional restrictions, the requirement of the availability of current public information about us, and this additional restriction does not apply if they have beneficially owned our restricted shares for more than one year.

Rule 701

In general, under Rule 701 of the Securities Act as currently in effect, each of our employees, consultants or advisors who purchases our common shares from us in connection with a compensatory stock or option plan or other written agreement relating to compensation is eligible to resell such common shares 90 days after we became a reporting company under the Securities Exchange Act of 1934, as amended, or the Exchange Act in reliance on Rule 144, but without compliance with some of the restrictions, including the holding period, contained in Rule 144.

Registration rights

Upon completion of this offering, certain holders of our common shares or their transferees will be entitled to request that we register their shares under the Securities Act, following the expiration of the lock-up agreements described above. See "Description of share capital—Registration rights."

 Taxation

The following summary of material Cayman Islands, PRC and United States federal income tax consequences of an investment in our ADSs or common shares is based upon laws and relevant interpretations thereof in effect as of the date of this prospectus, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in our ADSs or common shares, not such as, except to the extent described below, the tax consequences under state, local and other tax laws. To the extent that the discussion relates to matters of Cayman Islands tax law, it represents the opinion of Maples and Calder, our speical Cayman Islands counsel; to the extent it relates to PRC tax law, it represents the opinion of Zhong Lun Law Firm, our special PRC counsel; and to the extent that the discussion states legal conclusions under current U.S. Federal income tax law as to the material U.S. Federal income tax consequences of an investment in the ADSs or common shares, and subject to the qualifications herein (including with respect to PFIC matters as described below), it represents the opinion of Skadden, Arps, Slate, Meagher & Flom LLP, our special U.S. counsel.

Cayman Islands taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the Government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

People's Republic of China taxation

Under the PRC New EIT Law, an enterprise established outside the PRC with "de facto management bodies" within the PRC is considered a "resident enterprise" of the PRC. A circular issued by the State Administration of Taxation on April 22, 2009 clarified that dividends and other income paid by such resident enterprises will be considered PRC-source income and subject to PRC withholding tax, currently at a rate of 10%, when paid to non-PRC enterprise shareholders. Under the implementation regulations to the New EIT Law, a "de facto management body" is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and properties of an enterprise. In addition, the circular mentioned above specifies that certain PRC-invested enterprises will be classified as PRC resident enterprises if the following are located or resident in the PRC: senior management personnel and departments that are responsible for daily production, operation and management; financial and personnel decision making bodies; key properties, accounting books, the company seal, and minutes of board meetings and shareholders' meetings; and half or more of the senior management or directors having voting rights. We do not believe we would be treated as a "resident enterprise" for PRC tax purposes if the criteria for "de facto management body" as set forth in the circular mentioned above were deemed applicable to us. However, if the PRC tax authorities determine that we are a PRC resident enterprise for enterprise income tax purposes, we would be required to withhold a 10% withholding tax from dividends we pay to our non-resident enterprise shareholders, including the holders of our ADSs. In addition, non-resident enterprise holders would be subject to PRC tax on gains realized on the sale or other disposition of ADSs or common shares. It is unclear whether our non-PRC individual shareholders (including our ADS holders) would be subject to any PRC tax on dividends or gains in the event we are determined to be a PRC resident enterprise. If any PRC tax were to apply to such dividends or gains, it would generally apply at a rate of 20% (unless a reduced rate is available under an applicable tax treaty).

If we are deemed to be a PRC resident enterprise and our non-resident enterprise Shareholders (including our ADS holders) are subject to PRC tax as described above, the withholding agent will be required to withhold enterprise income tax on payments of dividends to such investors. The withholding agent must obtain a tax withholding registration and withhold the enterprise income tax from each payment made to a non-resident enterprise shareholders and file a report to the competent tax authorities. Where the withholding agent fails or is unable to perform its withholding obligation, the non-resident enterprise shareholders must pay the tax due to the applicable tax authorities within seven days after the payment is made or due. We, as the withholding agent, will be required to obtain a tax withholding registration and withhold the applicable enterprise income tax to comply with the above requirements. It is not clear who the withholding agent would be if tax is due on capital gains. In the event that we or our non-resident enterprise shareholders (including our ADS holders) fail to comply with the above procedures, we or our non-resident enterprise shareholders (including our ADS holders) may be ordered to rectify the non-compliance or be subject to a fine of no more than RMB10,000. Failure by us to withhold the income tax fully and timely may result in a fine of 50% to three times of the unpaid tax and failure by our ADS holders to pay the tax fully and timely may result in late payment penalties, or a fine of 50% to three times of the unpaid tax.

In addition, if we are treated as a PRC resident enterprise for enterprise income tax purposes, we may be eligible for the benefits of the income tax treaty between the PRC and other jurisdictions in which we may derive income, such as the United States. However, if we are treated as a PRC resident enterprise, we do not expect to withhold at treaty rates if any withholding is required on dividends we pay to our non-resident shareholders (including our ADS holders) notwithstanding such holders may be eligible for the income tax treaty between their resident jurisdictions and the PRC. The United States–PRC tax treaty generally limits PRC withholding on dividends to a rate of 10%. Investors should consult their tax advisors regarding the availability of treaty benefits and the procedure for claiming a refund, if any.

On the other hand, if we are not deemed a PRC resident enterprise, no PRC income tax will be payable on dividends distributed by us and no PRC income tax will be payable on gains realized from the sale or other disposition of our shares or ADSs by the non-resident holders of our shares or ADSs.

Material United States federal income tax considerations

The following is a summary of the material United States federal income tax considerations relating to the acquisition, ownership and disposition of our ADSs or common shares by a U.S. Holder (as defined below) that acquires our ADSs or common shares in the offering and holds our ADSs or common shares as "capital assets" (generally, property held for investment) under the United States Internal Revenue Code of 1986, as amended, or the Code. This summary is based upon existing United States federal income tax law, which is subject to differing interpretations or change, possibly with retroactive effect. This summary does not discuss all aspects of United States federal income taxation that may be important to particular investors in light of their individual investment circumstances, including investors subject to special tax rules (for example, certain financial institutions, insurance companies, broker-dealers, partnerships and their partners, and tax-exempt organizations (including private foundations), holders who are not U.S. Holders, holders who own (directly, indirectly or constructively) 10% or more of our voting stock, holders that will hold their ADSs or common shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction for United States federal income tax purposes, traders in securities that have elected the mark-to-market method of accounting for their securities or holders that have a functional currency other than the United States dollar, all of whom may be subject to tax rules that differ significantly from those summarized below. In addition, except to the extent described below, this summary does not discuss any state, local or non-United States tax considerations. Each U.S. Holder is urged to consult its tax advisor regarding the United States federal, state, local, and non-United States income and other tax considerations of an investment in our ADSs or common shares.

General

For purposes of this summary, a "U.S. Holder" is a beneficial owner of our ADSs or common shares that is, for United States federal income tax purposes, (i) an individual who is a citizen or resident of the United States, (ii) a corporation (or other entity treated as a corporation for United States federal income tax purposes) created in, or organized under the law of, the United States or any state thereof or the District of Columbia, (iii) an estate the income of which is includible in gross income for United States federal income tax purposes regardless of its source, or (iv) a trust (A) the administration of which is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise validly elected to be treated as a United States person.

If a partnership (or other entity treated as a partnership for United States federal income tax purposes) is a beneficial owner of our ADSs or common shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Partnerships holding our ADSs or common shares and partners in such partnerships are urged to consult its tax advisor regarding an investment in our ADSs or common shares.

For United States federal income tax purposes, a U.S. Holder of ADSs will be treated as the beneficial owner of the underlying shares represented by the ADSs. Accordingly, deposits or withdrawals of common shares for ADSs will not be subject to United States federal income tax. The United States Treasury has expressed concerns that parties to whom American depositary shares are released before shares are delivered to the depositary (a "pre-release transaction"), or intermediaries in the chain of ownership between holders of American depositary shares and the issuer of the security underlying the American depositary shares, may be taking actions that are inconsistent with the claiming of foreign tax credits by holders of American depositary shares. These actions would also be inconsistent with the claiming of the reduced rate of tax, described below, applicable to dividends received by certain non-corporate holders. Accordingly, the creditability of any PRC taxes, and the availability of the reduced tax rate for dividends received by certain non-corporate U.S. Holders, each described below, could be affected by actions taken by such parties or intermediaries in respect of a pre-release transaction.

Passive foreign investment company considerations

A non-United States corporation, such as our company, will be classified as a "passive foreign investment company", or "PFIC", for United States federal income tax purposes, if, in the case of any particular taxable year, either (i) 75% or more of its gross income for such year consists of certain types of "passive" income (such as certain dividends, interest or royalties) or (ii) 50% or more of the average quarterly value of its assets (as determined on the basis of fair market value) during such year produce or are held for the production of passive income. For this purpose, cash is categorized as a passive asset and the company's unbooked intangibles associated with active business activities may generally be classified as non-passive assets. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% (by value) of the stock. Although the law in this regard is unclear, we treat Shenzhen Xunlei as being owned by us for United States federal income tax purposes, not only because we exercise effective control over the operation of such entity but also because we are entitled to substantially all of the economic benefits associated with this entity, and, as a result, we consolidate this entity's operating results in our consolidated financial statements. If it were determined, however, that we are not the owner of Shenzhen Xunlei for United States federal income tax purposes, we may be treated as a PFIC for our current taxable year and any subsequent taxable year.

Assuming that we are the owner of Shenzen Xunlei for United States federal income tax purposes, based upon our current income and assets (taking into account the proceeds from this offering) and projections as to the value of our ADSs and common shares pursuant to the offering, we do not presently expect to be classified as a PFIC for the current taxable year or the foreseeable future. While we do not expect to be or become a PFIC, the determination of whether we are a PFIC for any particular year will depend in part upon the value of our goodwill and other unbooked intangibles (which may depend upon the market value of our ADSs and common shares) and may also be affected by how, and how quickly, we spend our liquid assets and the cash raised in this offering.

In estimating the value of our goodwill and other unbooked intangibles, we have taken into account our anticipated market capitalization following the close of this offering. Among other matters, if our market capitalization is less than anticipated or subsequently declines, we may be or become classified as a PFIC for the current or future taxable years. Although we believe that our classification methodology and valuation approach is reasonable, it is also possible that the Internal Revenue Service may challenge our classification or valuation of our goodwill and other unbooked intangibles, which may result in our being classified as a PFIC for the current or future taxable years.

It is also possible that we may be or become a PFIC in the current or any future taxable due to changes in our asset or income composition, which will be affected by how, and how quickly, we use our liquid assets and the cash raised in this offering. In addition, the Internal Revenue Service may challenge the classification of certain of our non-passive revenues as passive royalty income, which may result in our becoming classified as a PFIC in the current or future taxable years. If we are classified as a PFIC for any year during which a U.S. Holder holds our ADSs or common shares, we generally will continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds our ADSs or common shares.

Because there are uncertainties in the application of the relevant rules and PFIC status is a factual determination made annually, our special United States counsel expresses no opinion with respect to our PFIC status and also expresses no opinion with respect to our expectations regarding our PFIC status. The discussion below under "Dividends" and "Sale or other disposition of ADSs or common shares" is written on the basis that we will not be classified as a PFIC for United States federal income tax purposes. The United States federal income tax rules that apply if we are classified as a PFIC for our current or future taxable years are generally discussed below under "Passive foreign investment company rules."

Dividends

Any cash distributions (including the amount of any PRC tax withheld) paid on our ADSs or common shares out of our current or accumulated earnings and profits, as determined under United States federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the U.S. Holder, in the case of common shares, or by the depositary, in the case of ADSs. Because we do not intend to determine our earnings and profits on the basis of United States federal income tax principles, any distribution paid will generally be treated as a "dividend" for United States federal income tax purposes. For taxable years beginning before January 1, 2013, a non-corporate recipient of dividend income generally will be subject to tax on dividend income from a "qualified foreign corporation" at a maximum United States federal tax rate of 15 percent rather than the marginal tax rates generally applicable to ordinary income provided that certain holding period requirements are met. A non-United States corporation (other than a corporation that is classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) generally will be considered to be a qualified foreign corporation (i) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information program, or (ii) with respect to any dividend it pays on stock (or ADSs in respect of such stock) which is readily tradable on an established securities market in the United States. Although no assurances may be given, the ADSs are expected to be readily tradable on the NASDAQ Global Select Market, which is an established securities market in the United States. Provided we are not a PFIC for the taxable year, in which the dividend is paid or the preceding taxable year, we believe the dividends we pay on our ADSs should meet the conditions required for the reduced tax rate.

In the event that we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law, a U.S. Holder may be subject to PRC withholding taxes on dividends paid on our ADSs or common shares. We may, however, be eligible for the benefits of the United States-PRC income tax treaty. If we are eligible for such benefits, dividends we pay on our common shares, regardless of whether such shares are represented by the ADSs, would be eligible for the reduced rates of taxation applicable to qualified dividend income, as discussed above. Dividends received on our ADSs or common shares will not be eligible for the dividend received deduction allowed to corporations. Each U.S. Holder is advised to consult their tax advisors regarding the availability of the lower capital gains rate applicable to qualified dividend income for any dividends we pay with respect to the common shares.

Dividends will generally be treated as passive income from foreign sources for United States foreign tax credit purposes. A U.S. Holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of any PRC withholding taxes imposed on dividends received on our ADSs or common shares. A U.S. Holder who does not elect to claim a foreign tax credit for PRC tax withheld, may instead claim a deduction, for United States federal income tax purposes, in respect of such withholdings, but only for a year in which such holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex. Each U.S. Holder is advised to consult its tax advisor regarding the availability of the foreign tax credit under their particular circumstances.

Sale or other disposition of ADSs or common shares

Subject to the discussion below under "Passive foreign investment company rules," a U.S. Holder will generally recognize capital gain or loss upon the sale or other disposition of ADSs or common shares in an amount equal to the difference between the amount realized upon the disposition and the holder's adjusted tax basis in such ADSs or common shares. Any capital gain or loss will be long-term if the ADSs or common shares have been held for more than one year and will generally be United States source gain or loss for United States foreign tax credit purposes. Long-term capital gain of non-corporate U.S. Holders is generally eligible for a reduced rate of taxation. The deductibility of a capital loss is subject to limitations. In the event that gain from the disposition of the ADSs or common shares is subject to tax in the PRC, a U.S. Holder that is eligible for the benefits of the income tax treaty between the United States and the PRC may elect to treat the gain as PRC source income. Each U.S. Holder is advised to consult its tax advisor regarding the tax consequences if a PRC tax is imposed on a disposition of our ADSs or common shares, including the availability of the foreign tax credit under their particular circumstances.

Passive foreign investment company rules

If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our ADSs or common shares, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special United States federal income tax rules that have a penalizing effect, regardless of whether we remain a PFIC, on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125 percent of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder's holding period for the ADSs or common shares), and (ii) any gain realized on the sale or other disposition, including a pledge, of ADSs or common shares. Under the PFIC rules:

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the excess distribution or gain will be allocated ratably over the U.S. Holder's holding period for the ADSs or common shares;

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the amount allocated to the current taxable year and any taxable years in the U.S. Holder's holding period prior to the first taxable year in which we are classified as a PFIC, or a pre-PFIC year, will be taxable as ordinary income;

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the amount allocated to each prior taxable year, other than the current taxable year or a pre-PFIC year, will be subject to tax at the highest tax rate in effect applicable to the U.S. Holder for that year; and

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an interest charge generally applicable to underpayments of tax will be imposed on the tax attributable to each prior taxable year, other than the current taxable year or a pre-PFIC year.

If we are a PFIC for any taxable year during which a U.S. Holder holds our ADSs or common shares and any of our non-United States subsidiaries is also a PFIC, such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. Each U.S. Holder is advised to consult its tax advisor regarding the application of the PFIC rules to any of our subsidiaries.

As an alternative to the foregoing rules, a U.S. Holder of "marketable stock" in a PFIC may make a mark-to-market election with respect to our ADSs, provided that the listing of the ADSs on the NASDAQ Global Select Market is approved and that the ADSs are regularly traded. Although no assurances may be given, we anticipate that our ADSs should qualify as being regularly traded. If a U.S. Holder makes a valid mark-to-market election, the U.S. Holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of ADSs held at the end of the taxable year over the adjusted tax basis of such ADSs and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the ADSs over the fair market value of such ADSs held at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. The U.S. Holder's adjusted tax basis in the ADSs would be adjusted to reflect any income or loss resulting from the mark-to-market election. Gain on the sale or other disposition of ADSs would be treated as ordinary income, and loss on the sale or other disposition of ADSs would be treated as an ordinary loss, but only to the extent of the amount previously as a result of the mark-to-market election. If a U.S. Holder makes a mark-to-market election in respect of a corporation classified as a PFIC and such corporation ceases to be classified as a PFIC, the holder will not be required to take into account the gain or loss described above during any period that such corporation is not classified as a PFIC.

Because a mark-to-market election cannot be made for any lower-tier PFICs that we may own, a U.S. Holder may continue to be subject to the PFIC rules with respect to such U.S. Holder's indirect interest in any investments held by us that are treated as an equity interest in a PFIC for United States federal income tax purposes.

Subject to certain limitations, a United States person may make a "qualified electing fund" election ("QEF election"), which serves as a further alternative to the foregoing rules, with respect to its investment in a PFIC in which the United States person owns shares (directly or indirectly) of the PFIC. In order for a U.S. Holder to be able to make a QEF election, we must provide such U.S. Holders with certain information. Because we do not intend to provide U.S. Holders with the information needed to make such an election, prospective investors should assume that the QEF election will not be available.

If a U.S. Holder owns our ADSs or common shares during any taxable year that we are a PFIC, the holder may be required to file an annual IRS Form 8621 and such other form as is required by the United States Treasury Department. Each U.S. Holder is advised to consult its tax advisor concerning the United States federal income tax consequences of purchasing, holding and disposing ADSs or common shares if we are or become classified as a PFIC, including the possibility of making a mark-to-market election.

Information reporting and backup withholding

The United States tax compliance rules generally impose reporting requirements on individual U.S. Holders and other specified entities with respect to their beneficial ownership of ADSs or common shares, if such ADSs or common shares are not held on their behalf by a U.S. financial institution and other criteria are met. These rules also impose penalties if an individual U.S. Holder is required to submit such information to the IRS and fails to do so. In addition, specific types of U.S. Holders (as identified in the United States tax compliance rules) will be subject to information reporting to the Internal Revenue Service with respect to dividends on and proceeds from the sale or other disposition of our ADSs or common shares. Dividend payments with respect to our ADSs or common shares and proceeds from the sale or other disposition of our ADSs or common shares are not generally subject to U.S. backup withholding (provided that certain certification requirements are satisfied). Each U.S. Holder is advised to consult its tax advisor regarding the application of the United States information reporting and backup rules to their particular circumstances.

 Underwriting

We and the selling shareholders are offering the ADSs described in this prospectus through a number of underwriters. J.P. Morgan Securities LLC and Deutsche Bank Securities Inc. are acting as joint book-running managers of the offering and as representatives of the underwriters. We and the selling shareholders have entered into an underwriting agreement with the underwriters. Subject to the terms and conditions of the underwriting agreement, we and the selling shareholders have agreed to sell to the underwriters, and each underwriter has severally agreed to purchase, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus, the number of ADSs listed next to its name in the following table:

Name	Number of ADSs

J.P. Morgan Securities LLC
Deutsche Bank Securities Inc.
Cowen and Company, LLC
Needham and Company, LLC
Stifel, Nicolaus & Company, Incorporated
Piper Jaffray & Co.

Total	7,600,000

The underwriting agreement provides that the obligations of the underwriters to purchase the ADSs included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriters are committed to purchase all the ADSs offered by us and the selling shareholders if they purchase any ADSs. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may also be increased or the offering may be terminated.

The underwriters propose to offer the ADSs directly to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of US$                           per ADSs. Any such dealers may resell ADSs to certain other brokers or dealers at a discount of up to US$                           per ADSs from the initial public offering price. After the initial public offering of the ADSs, the offering price and other selling terms may be changed by the underwriters. Sales of ADSs made outside of the United States may be made by affiliates of the underwriters.

The underwriters have an option to buy up to 1,140,000 additional ADSs from us to cover sales of ADSs by the underwriters which exceed the number of ADSs specified in the table above. The underwriters have 30 days from the date of this prospectus to exercise this over-allotment option. If any ADSs are purchased with this over-allotment option, the underwriters will purchase ADSs in approximately the same proportion as shown in the table above. If any additional ADSs are purchased, the underwriters will offer the additional ADSs on the same terms as those on which the ADSs are being offered.

At our request, the underwriters have reserved up to 5% of the ADSs for sale at the initial public offering price to persons we designate who are directors, officers, employees, consultants, associates and other persons having a relationship with us through a directed share program, subject to the terms of the underwriting agreement, the applicable rules, regulations and interpretations of the Financial Industry Regulatory Authority and all other applicable laws, rules and regulations. We will pay all fees and expenses incurred by the underwriters in connection with offering the ADSs through the directed share program. Any sales made through the directed share program will be made by Piper Jaffray & Co. The number of ADSs available for sale to the general public will be reduced by the number of directed ADSs purchased by participants in the program. The underwriters may offer any ADSs not purchased by participants in the directed share program to the general public on the same basis as the other ADSs being sold hereunder. We have agreed to indemnify Piper Jaffray & Co. against certain losses, expenses and liabilities that it incurs in connection with the directed share program, including indemnification for any losses arising from the failure of any directed share program participant to pay for shares that it agreed to purchase through the directed share program.

The underwriting fee is equal to the public offering price per ADS less the amount paid by the underwriters to us per ADS. The underwriting fee is US$                           per ADS. The following table shows the per ADS and total underwriting discounts and commissions to be paid to the underwriters assuming both no exercise and full exercise of the underwriters' option to purchase additional ADSs.

	Without over-allotment exercise	With full over-allotment exercise

Per ADS	US$	US$

Total	US$	US$

We estimate that the total expenses of this offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding the underwriting discounts and commissions, will be approximately US$                           . The underwriters have agreed to reimburse a portion of our expenses.

A prospectus in electronic format may be made available on the web sites maintained by one or more underwriters, or selling group members, if any, participating in the offering. The underwriters may agree to allocate a number of ADSs to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters and selling group members that may make Internet distributions on the same basis as other allocations.

Concurrently with, and subject to, the completion of this offering, Sohu.com Limited, a non-US entity affiliated with Sohu.com Inc., a leading internet portal in China, has agreed to purchase from us US$10 million in Class A common shares at a price per share equal to the initial public offering price adjusted to reflect the ADS-to-common share ratio. Assuming an initial offering price of US$15.00 per ADS, the midpoint of the estimated initial public offering price range shown on the front cover page of this prospectus, this investor will purchase a total of 2,000,000 Class A common shares from us. Our proposed issuance and sale of Class A common shares to this investor are being made through private placement pursuant to an exemption from registration with the U.S. Securities and Exchange Commission under Regulation S of the Securities Act. The investor has agreed with the underwriters not to, directly or indirectly, sell, transfer or dispose of any Class A common shares acquired in the private placements for a period of 180 days after the date of this prospectus, subject to certain exceptions. In connection with the investment by Sohu.com Limited, we have agreed to pay a placement fee equal to 3% of the aggregate purchase price for their investment to J.P. Morgan Securities (Asia Pacific) Limited as the placement agent.

We have agreed that we will not (i) issue, offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly, any common shares or ADSs, or any securities convertible into or exercisable or exchangeable for common shares or ADSs, (ii) file, or announce the intention to file, any registration statement with respect to any common shares or ADSs, or any securities convertible into or exercisable or exchangeable for common shares or ADSs, or (iii) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of common shares or ADSs (regardless of whether any of these transactions are to be settled by the delivery of common shares or ADSs or such other securities, in cash or otherwise), in each case without the prior written consent of the representatives for a period of 180 days after the date of this prospectus, other than (A) the ADSs to be sold hereunder and the Class A common shares represented by such ADSs, (B) grants of employee share options, restricted shares or other equity incentives pursuant to our Share Incentive Plan existing on the date of this prospectus, which are described under "Management—Share Incentive Plan," and (C) issuances of Class A common shares upon the exercise of options granted under such Share Incentive Plan. Notwithstanding the foregoing, if (1) during the last 17 days of the 180-day restricted period, we issue an earnings release or announce material news or a material event relating to our company occurs; or (2) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the announcement of the material news or the occurrence of the material event.

Our directors and executive officers, existing shareholders and holders of most of the options to purchase our common shares have entered into lock-up agreements with the underwriters prior to the commencement of this offering pursuant to which each of these persons or entities, with limited exceptions, for a period of 180 days after the date of this prospectus, may not, without the prior written consent of the representatives, (i) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any common shares, ADSs or any securities convertible into or exercisable or exchangeable for common shares or ADSs (including without limitation, common shares which may be deemed to be beneficially owned by the undersigned in accordance with the rules and regulations of the United States Securities and Exchange Commission and securities which may be issued upon exercise of a stock option or warrant), or publicly disclose the intention to make any offer, sale, pledge or disposition, (ii) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the common shares or ADSs (regardless of whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of common shares or ADSs or such other securities, in cash or otherwise), or (iii) make any demand for or exercise any right with respect to the registration of any common shares or any security convertible into or exercisable or exchangeable for common shares, except (A) the ADSs and the Class A common shares represented by such ADSs to be sold by such person as a selling shareholder, if any, and (B) under certain circumstances including, without limitation to, transfers pursuant to gifts, dispositions and by will or intestacy where each transferee signs and delivers a lock-up agreement. Furthermore, all of our directors, executive officers, shareholders and holders of the options to purchase our common shares are restricted by our agreement with the depositary from depositing common shares in our ADS facility or having new ADSs issued to them during the "lock-up" period, unless we otherwise instruct the depositary with the prior written consent of the representatives of the underwriters. Notwithstanding the foregoing, if (1) during the last 17 days of the 180-day restricted period, we issue an earnings release or announce material news or a material event relating to our company occurs; or (2) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the announcement of the material news or the occurrence of the material event.

We and the selling shareholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act.

We have applied for listing of our ADSs on the NASDAQ Global Select Market under the symbol "XNET."

In connection with this offering, the underwriters may engage in stabilizing transactions, which involves making bids for, purchasing and selling ADSs in the open market for the purpose of preventing or retarding a decline in the market price of the ADSs while this offering is in progress. These stabilizing transactions may include making short sales of ADSs, which involves the sale by the underwriters of a greater number of ADSs than they are required to purchase in this offering, and purchasing ADSs on the open market to cover positions created by short sales. Short sales may be "covered" shorts, which are short positions in an amount not greater than the underwriters' over-allotment option referred to above, or may be "naked" shorts, which are short positions in excess of that amount. The underwriters may close out any covered short position either by exercising their over-allotment option, in whole or in part, or by purchasing ADSs in the open market. In making this determination, the underwriters will consider, among other things, the price of ADSs available for purchase in the open market compared to the price at which the underwriters may purchase ADSs through the over-allotment option. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the ADSs in the open market that could adversely affect investors who purchase in this offering. To the extent that the underwriters create a naked short position, they will purchase ADSs in the open market to cover the position.

The underwriters have advised us that, pursuant to Regulation M of the Securities Act, they may also engage in other activities that stabilize, maintain or otherwise affect the price of the ADSs, including the imposition of penalty bids. This means that if the representatives of the underwriters purchase ADSs in the open market in stabilizing transactions or to cover short sales, the representatives can require the underwriters that sold those ADSs as part of this offering to repay the underwriting discount received by them.

These activities may have the effect of raising or maintaining the market price of the ADSs or preventing or retarding a decline in the market price of the ADSs, and, as a result, the price of the ADSs may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on the NASDAQ Global Select Market, in the over-the-counter market or otherwise.

Prior to this offering, there has been no public market for our ADSs. The initial public offering price will be determined by negotiations between us and the representatives of the underwriters. In determining the initial public offering price, we and the representatives of the underwriters expect to consider a number of factors including:

•
the information set forth in this prospectus and otherwise available to the representatives;

•
our prospects and the history and prospects for the industry in which we compete;

•
an assessment of our management;

•
our prospects for future earnings;

•
the general condition of the securities markets at the time of this offering;

•
the recent market prices of, and demand for, publicly traded common stock or ADSs of generally comparable companies; and

•
other factors deemed relevant by the underwriters and us.

Neither we nor the underwriters can assure investors that an active trading market will develop for our ADSs, or that the ADSs will trade in the public market at or above the initial public offering price.

Certain of the underwriters and their affiliates have provided in the past to us and our affiliates and may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for us and such affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future.

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

Notice to Prospective Investors in the European Economic Area

In relation to each Member State of the European Economic Area that has implemented the European Union Prospectus Directive, or a Relevant Member State, from and including the date on which the European Union Prospectus Directive, or EU Prospectus Directive, is implemented in that Relevant Member State, or the Relevant Implementation Date, an offer of the securities described in this prospectus may not be made to the public in that Relevant Member State prior to the publication of a prospectus in relation to the ADSs that has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the EU Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of the ADSs to the public in that Relevant Member State at any time,

(a)
to legal entities that are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b)
to any legal entity that has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(c)
to fewer than 100 natural or legal persons (other than qualified investors as defined in the EU Prospectus Directive) subject to obtaining the prior consent of the book-running managers for any such offer; or

(d)
in any other circumstances that do not require the publication by the company of a prospectus pursuant to Article 3 of the EU Prospectus Directive.

For the purposes of this provision, the expression an "offer of securities to the public" in relation to any securities in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe for the securities, as the same may be varied in that Relevant Member State by any measure implementing the EU Prospectus Directive in that Relevant Member State and the expression EU Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measures in each Relevant Member State.

Notice to Prospective Investors in the United Kingdom

This document is only being distributed to and is only directed at (i) persons who are outside the United Kingdom or (ii) to investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, or the Order, or (iii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as "relevant persons"). The securities are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such securities will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

Notice to Prospective Investors in Switzerland

Neither this prospectus nor any other material relating to the ADSs which are the subject of the offering contemplated by this prospectus constitute an issue prospectus pursuant to Article 652a of the Swiss Code of Obligations. The ADSs will not be listed on the SWX Swiss Exchange and, therefore, the documents relating to the ADSs, including, but not limited to, this document, do not claim to comply with the disclosure standards of the listing rules of SWX Swiss Exchange and corresponding prospectus schemes annexed to the listing rules of the SWX Swiss Exchange. The ADSs are being offered in Switzerland by way of a private placement, i.e. to a small number of selected investors only, without any public offer and only to investors who do not purchase the ADSs with the intention to distribute them to the public. The investors will be individually approached by us from time to time. This prospectus or any other material relating to the ADSs are personal and confidential and do not constitute an offer to any other person. This prospectus or any other material relating to the ADSs may only be used by those investors to whom it has been handed out in connection with the offering described herein and may neither directly nor indirectly be distributed or made available to other persons without our express consent. Such materials may not be used in connection with any other offer and shall in particular not be copied and/or distributed to the public in (or from) Switzerland.

Notice to Prospective Investors in Australia

This document has not been lodged with the Australian Securities & Investments Commission and is only directed to certain categories of exempt persons. Accordingly, if you receive this document in Australia:

  (a)
  you confirm and warrant that you are either:

  (i)
  a "sophisticated investor" under section 708(8)(a) or (b) of the Corporations Act 2001 (Cth) of Australia (Corporations Act);

  (ii)
  a "sophisticated investor" under section 708(8)(c) or (d) of the Corporations Act and that you have provided an accountant's certificate to the Company which complies with the requirements of section 708(8)(c)(i) or (ii) of the Corporations Act and related regulations before the offer has been made; or

  (iii)
  a "professional investor" within the meaning of section 708(11)(a) or (b) of the Corporations Act,

    and to the extent that you are unable to confirm or warrant that you are an exempt sophisticated investor or professional investor under the Corporations Act any offer made to you under this document is void and incapable of acceptance.

  (b)
  you warrant and agree that you will not offer any of the shares issued to you pursuant to this document for resale in Australia within 12 months of those shares being issued unless any such resale offer is exempt from the requirement to issue a disclosure document under section 708 of the Corporations Act.

Notice to Prospective Investors in Cayman Islands

This prospectus does not constitute a public offer of the ADSs or common shares, whether by way of sale or subscription, in the Cayman Islands. Each underwriter has represented and agreed that it has not offered or sold, and will not offer or sell, directly or indirectly, any ADSs or common shares in the Cayman Islands.

Notice to Prospective Investors in United Arab Emirates

This prospectus is not intended to constitute an offer, sale or delivery of shares or other securities under the laws of the United Arab Emirates, or the UAE. The ADSs have not been and will not be registered under Federal Law No. 4 of 2000 Concerning the Emirates Securities and Commodities Authority and the Emirates Security and Commodity Exchange, or with the UAE Central Bank, the Dubai Financial Market, the Abu Dhabi Securities Market or with any other UAE exchange.

The offering, the ADSs and interests therein have not been approved or licensed by the UAE Central Bank or any other relevant licensing authorities in the UAE, and do not constitute a public offer of securities in the UAE in accordance with the Commercial Companies Law, Federal Law No. 8 of 1984 (as amended) or otherwise.

In relation to its use in the UAE, this prospectus is strictly private and confidential and is being distributed to a limited number of investors and must not be provided to any person other than the original recipient, and may not be reproduced or used for any other purpose. The interests in the ADSs may not be offered or sold directly or indirectly to the public in the UAE.

Notice to Prospective Investors in Hong Kong

The ADSs may not be offered or sold by means of this document or any other document other than (i) in circumstances that do not constitute an offer or invitation to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong) or the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong), or (ii) to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances that do not result in the document being a "prospectus" within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the ADSs may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), that is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to ADSs which are or are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Notice to Prospective Investors in Japan

The underwriters will not offer or sell any of our ADSs directly or indirectly in Japan or to, or for the benefit of any Japanese person or to others, for re-offering or re-sale directly or indirectly in Japan or to any Japanese person, except, in each case, pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial

Instruments and Exchange Law of Japan and any other applicable laws and regulations of Japan. For purposes of this paragraph, "Japanese person" means any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

Notice to Prospective Investors in Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the ADSs may not be circulated or distributed, nor may the ADSs be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or the SFA; (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the ADSs are subscribed or purchased under Section 275 by a relevant person that is:

(a)
a corporation (that is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b)
a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries' rights and interest in that trust shall not be transferable for six months after that corporation or that trust has acquired the ADSs under Section 275 except:

(1)
to an institutional investor (for corporations, under 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to an offer that is made on terms that such shares, debentures and units of shares and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than US$200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions specified in Section 275 of the SFA;

(2)
where no consideration is or will be given for the transfer; or

(3)
where the transfer is by operation of law.

Expenses relating to this offering

Set forth below is an itemization of the total expenses, excluding underwriting discounts and commissions, that we expect to incur in connection with this offering. With the exception of the SEC registration fee, the Financial Industry Regulatory Authority, or FINRA, filing fee and the NASDAQ Global Select Market listing fee, all amounts are estimates.

SEC Registration Fee	US$	16,236
NASDAQ Global Select Market Listing Fee		150,000
FINRA Filing Fee		20,500
Printing Expenses		330,000
Legal Fees and Expenses		2,300,000
Accounting Fees and Expenses		675,000
Miscellaneous		565,000

Total	US$	4,056,736

 Legal matters

The validity of the ADSs and certain other legal matters with respect to U.S. federal and New York State law in connection with this offering will be passed upon for us by Skadden, Arps, Slate, Meagher & Flom LLP. Certain legal matters with respect to U.S. federal and New York State law in connection with this offering will be passed upon for the underwriters by Davis Polk & Wardwell LLP. The validity of the Class A common shares represented by the ADSs offered in this offering and other certain legal matters as to Cayman Islands law will be passed upon for us by Maples and Calder. Legal matters as to PRC law will be passed upon for us by Zhong Lun Law Firm and for the underwriters by King & Wood. Skadden, Arps, Slate, Meagher & Flom LLP may rely upon Maples and Calder with respect to matters governed by Cayman Islands law and Zhong Lun Law Firm with respect to matters governed by PRC law. Davis Polk & Wardwell LLP may rely upon King & Wood with respect to matters governed by PRC law.

 Experts

The consolidated financial statements as of December 31, 2009 and 2010 and for each of the three years in the period ended December 31, 2010 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers Zhong Tian CPAs Limited Company, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The offices of PricewaterhouseCoopers Zhong Tian CPAs Limited Company are located at 38/F Shun Hing Square, Di Wang Commercial Centre, 5002 Shennan Road East, Shenzhen 518008, PRC.

 Where you can find additional information

We have filed with the SEC a registration statement on Form F-1, including relevant exhibits and securities under the Securities Act with respect to underlying common shares represented by the ADSs, to be sold in this offering. We have also filed with the SEC a related registration statement on F-6 to register the ADSs. This prospectus, which constitutes a part of the registration statement, does not contain all of the information contained in the registration statement. You should read our registration statements and their exhibits and schedules for further information with respect to us and our ADSs.

Immediately upon effectiveness of the registration statement to which this prospectus is a part, we will become subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Accordingly, we will be required to file reports, including annual reports on Form 20-F, and other information with the SEC. For the fiscal years ending on or after December 15, 2011, we will be required to file our annual report on Form 20-F within four months after the end of each fiscal year. As a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing the furnishing and content of proxy statements to shareholders, and Section 16 short swing profit reporting for our officers and directors and for holders of more than 10% of our common shares. All information filed with the SEC can be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of these documents, upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. You may also obtain additional information over the internet at the SEC's website at www.sec.gov.

Report of independent registered public accounting firm

To the board of directors and shareholders of Xunlei Limited (formerly known as "Giganology Limited"):

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of changes in shareholders' equity and comprehensive income and of cash flows present fairly, in all material respects, the financial position of Xunlei Limited (formerly known as "Giganology Limited") and its subsidiaries at December 31, 2009 and 2010 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2010 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers Zhong Tian CPAs Limited Company
Shenzhen, the People's Republic of China
May 16, 2011, except for Notes 21 and 23, which are as of June 8, 2011

Xunlei Limited (formerly known as "Giganology Limited")

Consolidated balance sheets

(Amounts expressed in United States dollars ("USD") unless otherwise stated)	Note	December 31, 2009	December 31, 2010

Assets
Current assets:
Cash and cash equivalents	3	18,947,416	21,353,309
Accounts receivable, net	4	11,942,101	18,794,428
Due from a related party	17	159,443	—
Deferred tax assets	18	—	476,256
Prepayments and other current assets	5	346,676	2,154,696
Copyrights related to content, current portion	7	722,429	2,469,518

Total current assets		32,118,065	45,248,207

Non-current assets:
Deferred tax assets	18	—	639,895
Property and equipment, net	6	5,499,392	9,821,064
Intangible assets, net	7	1,001,214	3,121,210

Total assets		38,618,671	58,830,376

Liabilities
Current liabilities:
Accounts payable		857,760	2,591,787
Deferred revenue, current portion	8	1,296,812	4,085,947
Income tax payable		—	7,029
Accrued liabilities and other payables	9	8,705,622	10,711,187
Due to a related party	17	—	49,572

		10,860,194	17,445,522

Non-current liabilities:
Deferred revenue, non-current portion	8	35,896	256,693
Deferred government grant	2(r)	—	3,623,900

Total liabilities		10,896,090	21,326,115

Commitments and contingencies	21

Xunlei Limited (formerly known as "Giganology Limited")

Consolidated balance sheets (continued)

(Amounts expressed in United States dollars ("USD") unless otherwise stated)	Note	December 31, 2009	December 31, 2010

Equity
Series B convertible non-redeemable preferred shares USD0.00025 par value, 30,308,284 shares authorized, 30,308,284 shares issued and outstanding as at December 31, 2009 and 2010, respectively, nil outstanding on a pro-forma basis as at December 31, 2010	12	7,577	7,577
Series A-1 convertible non-redeemable preferred shares USD0.00025 par value, 36,400,000 shares authorized, 36,400,000 shares issued and outstanding as at December 31, 2009 and 2010, respectively, nil outstanding on a pro-forma basis as at December 31, 2010	12	9,100	9,100
Series A convertible non-redeemable preferred shares USD0.00025 par value, 27,932,000 shares authorized, 26,416,560 shares issued and outstanding as at December 31, 2009, and 2010, respectively, nil outstanding on a pro-forma basis as at December 31, 2010	12	6,604	6,604
Common shares USD0.00025 par value, 186,395,936 shares authorized, 53,037,172 shares issued and outstanding as at December 31, 2009 and 2010, respectively, nil outstanding on a pro-forma basis as at December 31, 2010	11	13,259	13,259
Additional paid-in-capital		28,204,194	28,537,663
Accumulated other comprehensive income		728,604	1,252,176
Statutory reserves		912,043	1,554,494
(Accumulated deficits)/Retained earnings		(2,158,800)	5,664,927

Total Xunlei Limited's shareholders' equity		27,722,581	37,045,800

Non-controlling interest	13	—	458,461

Total liabilities and shareholders' equity		38,618,671	58,830,376

The accompanying notes are an integral part of these consolidated financial statements.

Xunlei Limited (formerly known as "Giganology Limited")

Consolidated statements of operations

		Years ended December 31,
(Amounts expressed in United States dollars ("USD") unless otherwise stated)
	Note	2008	2009	2010

Revenues, net of rebates and discounts		16,773,583	29,598,707	42,781,868
Less: business taxes and surcharges		(1,435,230)	(2,546,437)	(2,790,544)

Net revenues		15,338,353	27,052,270	39,991,324
Cost of revenues	10	(4,065,260)	(6,578,690)	(14,309,223)

Gross profit		11,273,093	20,473,580	25,682,101

Operating expenses
Research and development expenses		(3,767,418)	(4,288,769)	(5,785,872)
Sales and marketing expenses		(4,083,993)	(4,991,341)	(4,686,419)
General and administrative expenses		(6,986,840)	(6,822,868)	(8,111,418)

Total operating expenses		(14,838,251)	(16,102,978)	(18,583,709)

Operating income (loss)		(3,565,158)	4,370,602	7,098,392

Interest income		535,058	114,323	106,664
Other income (loss), net	20	(1,546,537)	961,858	177,713

Income (loss) before income tax		(4,576,637)	5,446,783	7,382,769
Income tax benefit		—	—	1,088,782

Net income (loss)		(4,576,637)	5,446,783	8,471,551
Net income attributable to the non-controlling interest		—	—	(5,373)

Net income (loss) attributable to Xunlei Limited		(4,576,637)	5,446,783	8,466,178
Deemed dividend to certain preferred shareholders	14	(988,303)	—	—
Allocation of net income to participating preferred shareholders		—	(3,470,145)	(5,393,802)

Net income (loss) attributable to Xunlei Limited's common shareholders		(5,564,940)	1,976,638	3,072,376

Xunlei Limited (formerly known as "Giganology Limited")

Consolidated statements of operations (continued)

	Years ended December 31,
(Amounts expressed in United States dollars ("USD") unless otherwise stated)
	2008	2009	2010

Net income (loss) per share—basic	(0.10)	0.04	0.06
Net income (loss) per share—diluted	(0.10)	0.03	0.04
Weighted average number of common shares outstanding—basic	53,037,172	53,037,172	53,037,172
Weighted average number of common shares outstanding—diluted	53,037,172	69,092,304	72,024,548
Unaudited pro forma net income per share—basic			0.06
Unaudited pro forma net income per share—diluted			0.05
Unaudited pro forma weighted average common shares outstanding—basic			146,162,016
Unaudited pro forma weighted average common shares outstanding—diluted			165,149,392

The accompanying notes are an integral part of these consolidated financial statements.

Xunlei Limited (formerly known as "Giganology Limited")
Consolidated statements of changes in shareholders' equity and comprehensive income

		Series B convertible non-redeemable preferred share		Series A-1 convertible non-redeemable preferred share		Series A convertible non-redeemable preferred shares		Common shares
										Additional paid-in capital	(Accumulated deficits)/retained earnings		Accumulated other comprehensive income	Total shareholders' equity	Non- controlling interest
(Amounts expressed in United States dollars ("USD") unless otherwise stated)	Comprehensive income (loss)	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount			Statutory reserves

Balance at January 1, 2008		30,308,284	7,577	36,400,000	9,100	27,932,000	6,983	53,037,172	13,259	27,707,002	(1,931,501)	802,901	271,234	26,886,555	—
Share-based compensation		—	—	—	—	—	—	—	—	356,688	—	—	—	356,688	—
Repurchase of shares (Note 14)		—	—	—	—	(1,515,440)	(379)	—	—	(11,318)	(988,303)	—	—	(1,000,000)	—
Components of comprehensive loss:
Net loss	(4,576,637)	—	—	—	—	—	—	—	—	—	(4,576,637)	—	—	(4,576,637)	—
Translation adjustments	443,466	—	—	—	—	—	—	—	—	—	—	—	443,466	443,466	—

Total comprehensive loss	(4,133,171)
Balance at December 31, 2008		30,308,284	7,577	36,400,000	9,100	26,416,560	6,604	53,037,172	13,259	28,052,372	(7,496,441)	802,901	714,700	22,110,072	—
Share-based compensation		—	—	—	—	—	—	—	—	234,113	—	—	—	234,113	—
Repurchase of vested share options		—	—	—	—	—	—	—	—	(82,291)	—	—	—	(82,291)	—
Statutory reserves		—	—	—	—	—	—	—	—	—	(109,142)	109,142	—	—	—
Components of comprehensive income:
Net income	5,446,783	—	—	—	—	—	—	—	—	—	5,446,783	—	—	5,446,783	—
Translation adjustments	13,904	—	—	—	—	—	—	—	—	—	—	—	13,904	13,904	—

Total comprehensive income	5,460,687
Balance at December 31, 2009		30,308,284	7,577	36,400,000	9,100	26,416,560	6,604	53,037,172	13,259	28,204,194	(2,158,800)	912,043	728,604	27,722,581	—
Share-based compensation		—	—	—	—	—	—	—	—	333,469	—	—	—	333,469	—
Contribution by non-controlling interest holders (Note 13)		—	—	—	—	—	—	—	—	—	—	—	—	—	439,438
Statutory reserves		—	—	—	—	—	—	—	—	—	(642,451)	642,451	—	—	—
Components of comprehensive income:
Net income	8,471,551	—	—	—	—	—	—	—	—	—	8,466,178	—	—	8,466,178	5,373
Translation adjustments	537,222	—	—	—	—	—	—	—	—	—	—	—	523,572	523,572	13,650

Total comprehensive income	9,008,773

Balance at December 31, 2010		30,308,284	7,577	36,400,000	9,100	26,416,560	6,604	53,037,172	13,259	28,537,663	5,664,927	1,554,494	1,252,176	37,045,800	458,461

The accompanying notes are an integral part of these consolidated financial statements.

Xunlei Limited (formerly known as "Giganology Limited")

Consolidated statement of cash flows

	Years ended December 31,
(Amounts expressed in United States dollars ("USD") unless otherwise stated)
	2008	2009	2010

Cash flows from operating activities
Net income (loss)	(4,576,637)	5,446,783	8,471,551
Adjustments to reconcile net income (loss) to net cash (used in)/generated from operating activities
—Depreciation of property and equipment	731,296	1,331,977	2,005,872
—Amortization of intangible assets	736,919	1,465,141	4,630,983
—Allowance for doubtful accounts	274,969	594,999	368,332
—Loss on disposal of property and equipment	255	—	30,976
—Share-based compensation	356,688	234,113	333,469
—Deferred taxes	—	—	(1,095,682)
Changes in operating assets and liabilities:
—Accounts receivable	(4,022,970)	(3,652,141)	(6,869,676)
—Prepayment and other assets	(677,045)	803,249	(1,152,187)
—Due from/to related parties	—	(23,682)	208,090
—Accounts payable	232,330	20,212	845,005
—Deferred revenue	455,857	707,946	2,928,833
—Accrued liabilities and other payables	3,965,086	(116,726)	675,281

Net cash (used in)/generated from operating activities	(2,523,252)	6,811,871	11,380,847

Cash flows from investing activities
Acquisition of property and equipment	(2,468,891)	(2,222,101)	(4,995,787)
Purchase of intangible assets	(1,303,996)	(1,662,200)	(7,548,753)
Loan to employees	—	—	(715,343)
Advance to a shareholder	—	—	(447,688)
Repayment of advance to a shareholder	—	—	447,688

Net cash used in investing activities	(3,772,887)	(3,884,301)	(13,259,883)

Cash flows from financing activities
Repurchase of shares	(1,000,000)	—	—
Repurchase of vested share options	—	(82,291)	—
Contribution by non-controlling interest shareholder	—	—	439,438
Government grant received	—	—	3,623,900

Net cash (used in)/generated from financing activities	(1,000,000)	(82,291)	4,063,338

Net increase (decrease) in cash and cash equivalents	(7,296,139)	2,845,279	2,184,302
Cash and cash equivalents at beginning of year	23,124,429	16,078,098	18,947,416
Effect of exchange rates on cash and cash equivalents	249,808	24,039	221,591

Cash and cash equivalents at end of year	16,078,098	18,947,416	21,353,309

Supplemental disclosure of cash flow information
Cash paid for income tax	—	—	—
Non cash investing and financing activities
—Acquisition of property and equipment in form of other payables	441,506	459,171	1,580,401
—Purchase of intangible assets in form of other payables	400,000	—	—
—Purchase of intangible assets in form of accounts payable	716,940	572,569	1,418,655

The accompanying notes are an integral part of these consolidated financial statements.

Xunlei Limited (formerly known as "Giganology Limited")

Notes to consolidated financial statements

(Amounts expressed in United States dollars ("USD") unless otherwise stated)

1.     Organization and nature of operations

Xunlei Limited (the "Company") was incorporated under the law of Cayman Islands ("Cayman") as a limited liability company on February 3, 2005 under the name of Giganology Limited. On December 30, 2010, the shareholders of the Company approved the change of the name of the Company from Giganology Limited to Xunlei Limited and it was registered with the relevant authority on January 28, 2011.

The accompanying consolidated financial statements include the financial statements of the Company, its subsidiaries, its variable interest entity ("VIE") and the VIE's subsidiaries (collectively referred to as the "Group") as follows:

Name of entities	Place of incorporation	Date of incorporation	Relationship	% of direct or indirect economic ownership	Principal activities

Shenzhen Xunlei Networking Technologies, Co., Ltd.	China	January 2003	VIE	100%	Development of software, provision of online and related advertising, membership subscription and online game services; as well as sales of software licenses
Giganology (Shenzhen) Co. Ltd.	China	June 2005	Subsidiary	100%	Development of computer software and provision of information technology services to related companies
Shenzhen Wangfeng Networking Technologies, Co., Ltd. ("Wangfeng")	China	December 2008	Subsidiary	100%	Inactive (note a)
Shenzhen Fengdong Networking Technologies, Co., Ltd. ("Fengdong")	China	December 2005	VIE's subsidiary	100%	Development of software for related companies
155 Networking (Shenzhen) Co., Ltd.	China	August 2008	VIE's subsidiary	100%	Development of software for related companies
Xunlei Software (Beijing) Co., Ltd.	China	June 2009	VIE's subsidiary	100%	Development of software for related companies
Xunlei Software (Shenzhen) Co., Ltd.	China	January 2010	VIE's subsidiary	100%	Provision of software technology development for related companies
Xunlei Software (Nanjing) Co., Ltd. ("Xunlei Nanjing")	China	January 2010	VIE's subsidiary	100%	Development of computer software and online games for related companies and provision of advertising services

Xunlei Limited (formerly known as "Giganology Limited")

Notes to consolidated financial statements (continued)

(Amounts expressed in United States dollars ("USD") unless otherwise stated)

1.     Organization and nature of operations (continued)

Name of entities	Place of incorporation	Date of incorporation	Relationship	% of direct or indirect economic ownership	Principal activities

Xunlei Games Development (Shenzhen) Co., Ltd.	China	February 2010	VIE's subsidiary	70%	Development of online game and computer software for related companies and provision of advertising services note a:  In January 2011, the equity owners of Wangfeng resolved to liquidate the subsidiary. In March 2011, Wangfeng was approved to be de-registered by relevant government authorities. No significant financial impact to the consolidated financial statements of the Group was expected.

In December 2010, the Group sold the related domain name, trademark and software copyrights of a website (together "Gougou's assets") operated by Shenzhen Xunlei Networking Technologies, Co., Ltd to a third party at a consideration of RMB10,000 (equivalent to USD1,471). The Group's historical costs of obtaining Gougou's assets had all been expensed as incurred. Accordingly, the Gougou's assets had nil net book value as of the date of disposal. In connection with such disposal, the buyer also undertakes to bear the obligations and liabilities associated with the outstanding proceedings associated with the operations of that website up to the date of disposal. The disposal resulted in a gain of USD1,471 included in other income.

The Group engages primarily in the provision of online advertising services on its websites, premium downloading services to its members and online game platforms for game developers and users.

Prior to September 2005, the business of the Group was operated through Shenzhen Xunlei Networking Technologies, Co., Ltd ("Xunlei", the VIE). Xunlei is an enterprise established in China which was directly or indirectly owned by Mr. Zou Shenglong and Mr. Cheng Hao, who are the founders of Xunlei, and Ms. Wang Fang and IDG Technology Venture Investment III, L.P. by then. In September 2005, the Group initiated a restructuring in conjunction with the issuance of Series A and Series A-1 convertible preferred shares to Joinway Investments Limited and Morningside Technology Investments Limited by the Company (the "Restructuring"). The Restructuring was completed in December 2005 and was necessary to comply with PRC laws and regulations that prohibit or restrict foreign ownership of companies that provide online advertising services, operate online games, and hold Internet Content Provider ("ICP") license and the License for Transmission of Audio-Visual Programs through the Internet ("the Licenses").

As a result of the Restructuring, the Company received all of the economic benefits and residual interest and absorb all of the risks and expected losses from Xunlei through the various agreements enacted among the Company, Giganology (Shenzhen) Co. Ltd. ("Giganology SZ"), a wholly owned subsidiary of the Company, Xunlei and legal shareholders of Xunlei.

Xunlei Limited (formerly known as "Giganology Limited")

Notes to consolidated financial statements (continued)

(Amounts expressed in United States dollars ("USD") unless otherwise stated)

1.     Organization and nature of operations (continued)

Details of certain key agreements with the VIE are as follows:

—
Loan Agreements between the Company and the shareholders of Xunlei—The Company and its legally owned subsidiaries provided loans of RMB9 million (subsequently increased to RMB29 million) to the shareholders of Xunlei for them to make contributions as registered capital into Xunlei. The shareholders would not be allowed to transfer their interests in Xunlei without prior consent from the Company. According to the loan agreements, the loans can only be repaid in the form of common shares of Xunlei.

—
Business Operation Agreements between Giganology SZ and Xunlei—Under these agreements, Giganology SZ has the rights to direct the operating activities of Xunlei, including the appointment of senior management. The shareholders of Xunlei also transferred all their shareholders' rights to Giganology SZ.

—
Equity Pledge Agreement between Giganology SZ and the shareholders of Xunlei—Under this agreement, the shareholders of Xunlei pledge all of their equity interests in Xunlei to Giganology SZ.

—
Power of Attorney—Each shareholder of Xunlei appointed Giganology SZ as its attorney-in-fact to exercise their shareholders' rights in Xunlei, including shareholders' voting rights.

—
Service Agreements between Giganology SZ and Xunlei—Under various service agreements, Giganology SZ will provide services including technical support, training, as well as consulting services to Xunlei in exchange for a service fee. The amount of service fees payable from Xunlei to Giganology SZ for the years ended December 31, 2008, 2009 and 2010 were USD nil, USD1,171,612 and USD nil, respectively.

—
Call Option Agreement—Giganology SZ has an option to acquire all of the outstanding shares of Xunlei at a purchase price equal to RMB 1 or the lowest price permissible by the then-applicable PRC laws and regulation.

As a result of these agreements, Giganology SZ can exercise effective control over Xunlei, receives all of the economic benefits and residual interest and absorb all of the risks and expected losses from Xunlei as if it were the sole shareholder, and has an exclusive option to purchase all of the equity interests in Xunlei at a minimal price. Therefore, Giganology SZ is considered the primary beneficiary of Xunlei and accordingly Xunlei's results of operations, assets and liabilities are consolidated in the Company's financial statements.

Xunlei Limited (formerly known as "Giganology Limited")

Notes to consolidated financial statements (continued)

(Amounts expressed in United States dollars ("USD") unless otherwise stated)

1.     Organization and nature of operations (continued)

Share split

On December 30, 2010, the shareholders of the Company approved a 1 to 4 share split of all of its outstanding common shares and a proportional adjustment to the existing conversion ratios for each series of preferred shares. Accordingly, all share, share option and per share amounts for all periods presented in these consolidated financial statements and notes thereto, have been adjusted retrospectively, where applicable, to reflect this share split and adjustment of the preferred shares conversion ratio.

2.     Summary of significant accounting policies

(a)
Basis of presentation and use of estimates

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP"). Significant accounting policies followed by the Group in the preparation of the accompanying consolidated financial statements are summarized below.

The Restructuring was accounted for at historical costs. The assets and liabilities of Xunlei are consolidated in the Company's financial statements at carryover basis.

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the amounts reported in the accompanying consolidated financial statements and related disclosures. Actual results could differ materially from these estimates. Significant accounting estimates reflected in the Group's consolidated financial statements mainly include the useful lives of property and equipment, allowance for doubtful accounts, valuation allowance of deferred tax assets, sales rebate to advertising agencies, amortization period of online game revenue and impairment assessment of long-lived assets. In addition, the Group uses assumptions in a valuation model to estimate the fair value of share options granted and the fair value of the underlying common shares.

Management bases the estimates on historical experience and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results could differ from these estimates.

(b)
Consolidation

The consolidated financial statements include the financial statements of the Company, its subsidiaries, VIE for which the Company is the primary beneficiary and its subsidiaries. All significant transactions and balances among the Company, its subsidiaries, VIE and its subsidiaries have been eliminated upon consolidation.

Xunlei Limited (formerly known as "Giganology Limited")

Notes to consolidated financial statements (continued)

(Amounts expressed in United States dollars ("USD") unless otherwise stated)

2.     Summary of significant accounting policies (continued)

A subsidiary is an entity in which the Company, directly or indirectly, controls more than one-half of the voting power, or has the power to appoint or remove the majority of the members of the board of directors to cast majority of votes at meetings of the board of directors or to govern the financial and operating policies of the investee under a statute or agreement among the shareholders or equity holders.

An entity is considered to be a VIE if the entity's equity holders do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties.

The Group consolidates entities for which the Company is the primary beneficiary if the entity's equity holders do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties.

Prior to January 1, 2010, in determining whether the Company or its subsidiary is the primary beneficiary of a VIE, the Company considered whether it has the rights to a majority of the economic benefits and obligation to absorb a majority of the expected losses. Effective January 1, 2010, the Company also considered whether it has the power to direct activities that are significant to the VIE's economic performance, including the power to appoint senior management, right to direct company strategy, power to approve capital expenditure budgets, and power to establish and manage ordinary business operation procedures and internal regulations and systems.

Management has evaluated the contractual arrangements among Giganology SZ, Xunlei and its shareholders and concluded that Giganology SZ receives all of the economic benefits and absorbs all of the expected losses from Xunlei and has the power to direct the aforementioned activities that are significant to Xunlei's economic performance, and is the primary beneficiary of Xunlei. Therefore, Xunlei and its subsidiaries' results of operation, assets and liabilities have been included in the Group's consolidated financial statements. Management monitors the regulatory risk associated with these contractual arrangements. See Note 22 for further discussion. The adoption of the new consolidation guidance effective January 1, 2010 did not impact the Group's financial statements.

Non-controlling interests represent the portion of the net assets of a subsidiary attributable to interests that are not owned by the Company. The non-controlling interests are presented in the consolidated balance sheets, separately from equity attributable to the shareholders of the Company. Non-controlling interests in the results of the Group are presented on the face of the consolidated statement of operations as an allocation of the total income or loss for the year/period between non-controlling shareholders and the shareholders of the Company.

Xunlei Limited (formerly known as "Giganology Limited")

Notes to consolidated financial statements (continued)

(Amounts expressed in United States dollars ("USD") unless otherwise stated)

2.     Summary of significant accounting policies (continued)

(c)
Foreign currency translation

The Company's reporting and functional currency is the United States Dollar ("USD"). The functional currency of its subsidiaries, VIE and its subsidiaries located in the PRC is Renminbi ("RMB"), which is their respective local currency.

Transactions denominated in foreign currencies are remeasured into the functional currency at the exchange rates prevailing on the transaction dates. Financial assets and liabilities denominated in foreign currencies are remeasured into the functional currency using the applicable exchange rates prevailing at the balance sheet date. The resulting exchange gains and losses from foreign currency transactions are included in other income (loss) within the consolidated statements of operations.

The Company uses the monthly average exchange rate for the year and the exchange rates at the balance sheet dates to translate the operating results and financial position, respectively, of its subsidiaries whose functional currency is other than USD. The resulting translation differences are recorded in cumulated translation adjustments, a component of shareholders' equity.

(d)
Cash and cash equivalents

Cash and cash equivalents include cash on hand; cash in bank and deposits placed with banks or other financial institutions, which have original maturities of three months or less and are readily convertible to known amounts of cash.

(e)
Fair value of financial instruments

The Company's financial instruments consist principally of cash and cash equivalents, accounts receivable, other receivables, amounts due from/(to) related parties, accounts payable and other payables. The carrying value of these balances approximates their fair value due to the current and short term nature of these balances.

(f)
Accounts receivable, net

Accounts receivable are presented net of allowance for doubtful accounts. The Group uses specific identification in providing for bad debts when facts and circumstances indicate that collection is doubtful and a loss is probable and estimable. If the financial conditions of its customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

Xunlei Limited (formerly known as "Giganology Limited")

Notes to consolidated financial statements (continued)

(Amounts expressed in United States dollars ("USD") unless otherwise stated)

2.     Summary of significant accounting policies (continued)

(g)
Property and equipment

Property and equipment are stated at historical cost less accumulated depreciation and impairment loss, if any. Depreciation is calculated using the straight-line method over their estimated useful lives. Residual rate is determined based on the economic value of the equipment at the end of the estimated useful lives as a percentage of the original cost.

	Estimated useful lives	Residual rate

Servers and network equipment	5 years	5%-10%
Computer equipment	5 years	5%
Furniture, fittings and office equipment	5 years	5%
Motor vehicles	5 years	5%
Leasehold improvements	shorter of lease term or 3 years	—

Repair and maintenance costs are expensed as incurred. Expenditures that substantially increase an asset's useful life are capitalized. Upon sale or disposition, gain or loss on the disposal of property and equipment is the difference between the net sales proceeds and the carrying amount of the relevant assets and is recognized in the consolidated statements of operations. The cost and related accumulated depreciation and amortization are removed from the financial statements.

(h)
Intangible assets

Apart from the capitalized internal use software development cost as specified in Note 2(n), intangible assets include copyrights, computer software and exclusive game licenses with finite lives, which are carried at cost less accumulated amortization and impairment loss, if any. Licensed copyrights of movies, TV series and variety shows are capitalized pursuant to the guidance in ASC 920-350-25-2 when the cost of the content is known; the content has been accepted by the Company in accordance with the conditions of the license agreement; and the content is available for its first showing on the Company's website. Licensed copyrights and exclusive game licenses are amortized based on estimated usage using the straight-line method over their respective licensing period; generally one to six years for licensed copyrights and one to three years for exclusive game licenses. Computer software is amortized using the straight-line method over their estimated useful life of three to five years.

(i)
Impairment of long-lived assets

The Group evaluates the program usefulness of licensed copyrights pursuant to the guidance in ASC 920-350, which provides that such rights be reported at the lower of unamortized cost or estimated net realizable value. The Group evaluates the net realizable value of its licensed copyrights by its three content categories (i.e. movies, TV series, variety shows and others). If

Xunlei Limited (formerly known as "Giganology Limited")

Notes to consolidated financial statements (continued)

(Amounts expressed in United States dollars ("USD") unless otherwise stated)

2.     Summary of significant accounting policies (continued)

management's expectations of programming usefulness, which represents the expected revenues and related net cash flows derived from the content, are revised downward, they assess whether it is necessary to write down the unamortized cost to estimated net realizable value. The Group evaluates programming usefulness by category on an annual basis by comparing the unamortized cost to its estimated net realizable value. On a quarterly basis, the Group also monitors whether there are indicators of changes in their expected usage of program materials.

The Group estimates net realizable value using expected net cash flows for each category of content based on expected future levels of advertising and sublicensing revenues. Such estimates consider historical amounts and anticipated levels of demand. Expected future revenues are reduced by estimated direct costs to provide access to the website and generate the related revenue, including bandwidth costs and server costs. For purposes of estimating revenues for each category of content, the Group considers both expected future advertising revenues sold based on number of impressions delivered as well as advertising sold based on the period of time that it is displayed. For advertising sold based on number of impressions delivered, expected revenues are estimated by category based on the number of historical impressions and management's expectation of the level of impressions by category and expected pricing in the future periods. For advertising sold based on the period of time that it is displayed, expected revenues are estimated based on management's expectation of the level of video views and expected pricing in future periods. Expected revenues for advertising sold based on a period of time are attributed to each category based on the relative video views among the different categories in historical periods, as well as management's expectations in future periods. There were no impairments for the years ended December 31, 2009 and 2010 and the three-month ended March 31, 2011.

For other long-lived assets, the Group evaluates its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. The Group assesses the recoverability of the long-lived assets by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to receive from use of the assets and their eventual disposition. Such assets are considered to be impaired if the sum of the expected undiscounted cash flows is less than the carrying amount of the assets. The impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. No impairment indicator of long-lived assets was identified as of December 31, 2009 and 2010.

Xunlei Limited (formerly known as "Giganology Limited")

Notes to consolidated financial statements (continued)

(Amounts expressed in United States dollars ("USD") unless otherwise stated)

2.     Summary of significant accounting policies (continued)

(j)
Operating leases

Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating lease are charged to the consolidated statements of operations on a straight-line basis over the period of the lease.

(k)
Revenue recognition

The Group generates revenues from various streams. In addition, the Group operates a prepaid tokens system, under which, prepaid tokens at fixed face value are sold to third parties. Purchasers of the tokens can be used to subscribe for membership or purchase of virtual items in online games, as discussed below. Tokens sold but not yet consumed by the users are recorded as "Receipts in advance from customers" and upon consumption, they are recognized as membership and online game revenue according to the respective prescribed revenue recognition policies addressed below.

I)
Advertising revenues

Advertising revenues are derived principally from online advertising. The Group provides advertisement placements on its web pages in different formats, including but not limited to video, banners, links, logos and buttons.

The Group enters into advertising contracts with third party advertising agencies, as well as with advertisers directly. A typical contract term would range from a few days to 3 months. Both third party advertising agencies and direct advertisers are generally billed at the end of the display period and payments are due usually within 3 months.

Transactions with third party advertising agencies

For contracts entered into with third party advertising agencies, the third party advertising agencies will in turn sell the advertising services to advertisers. Revenue is recognized ratably over the contract period of display based on the following criteria:

—
There is a persuasive evidence that an arrangement exists—the Group will enter into framework and execution agreements with the advertising agencies, specifying price, advertising content, format and timing

—
Price is fixed and determinable—price charged to the advertising agencies are specified in the agreements, including relevant discount and rebate rates

—
Services are rendered—the Group recognizes revenue ratably over the contract period of display

Xunlei Limited (formerly known as "Giganology Limited")

Notes to consolidated financial statements (continued)

(Amounts expressed in United States dollars ("USD") unless otherwise stated)

2.     Summary of significant accounting policies (continued)

—
Collectability is reasonably assured—the Group assesses credit history of each advertising agency before entering into any framework and execution agreements. If the collectability from the agencies is assessed as not reasonably assured, the Group recognizes revenue only when the cash is received and all the other revenue criteria are met.

The Group provides sales incentives in the forms of discounts and rebates to third party advertising agencies based on purchase volume. As the advertising agencies are viewed as the customers in these transactions, revenue is recognized based on the price charged to the agencies, net of sales incentives provided to the agencies. Sales incentives are estimated and recorded at the time of revenue recognition based on the contracted rebate rates and estimated sales volume based on historical experience.

Transactions with advertisers

The Group also enters into advertisement contracts directly with advertisers. Similar to transactions with third party advertising agencies, the Group recognizes revenue ratably over the contract period of display. The terms and conditions, including price, are fixed according to the contract between the Group and the advertisers. The Group also performs a credit assessment of all advertisers prior to entering into contracts. Revenue is recognized based on the amount charged to the advertisers, net of discounts.

Where our customers purchase multiple advertising spaces with different display periods in the same contract, we allocate the total consideration to the various advertising elements based on their relative fair values and recognize revenue for the different elements over their respective display periods. We determine the fair values of different advertising elements based on the prices charged when these elements were sold on a standalone basis.

II)
Subscription revenues

The Group operates a VIP membership program where VIP members can have access to high speed online downloading, online storage and other access privileges. The membership fee is time-based and is collected up-front from subscribers except in the cases where members elect to pay via their mobile operators. The membership fee is collected when the members pay for the monthly phone bills. The terms of time-based subscriptions range from one month to 60 months. The receipt of revenue is initially recorded as deferred revenue and revenue is recognized ratably over the period of subscription as services are rendered. Unrecognized portion beyond 12 months from balance sheet date is classified as a long-term liability. The Group evaluated the principal vs. agent criteria and determined that the Group is the principal in the transaction and accordingly records revenue on a gross basis. In determining whether to report revenues gross for the amount of subscription revenue, the Group assesses whether it maintains the principal relationship with the VIP members, whether it bears the credit risk and

Xunlei Limited (formerly known as "Giganology Limited")

Notes to consolidated financial statements (continued)

(Amounts expressed in United States dollars ("USD") unless otherwise stated)

2.     Summary of significant accounting policies (continued)

whether it establishes prices for the end users. Service fees levied by online, fixed phone line and mobile payment channels ("Payment Handling Fees") are recorded as the cost of revenues in the same period as the revenue for the membership fee is recognized.

III)
Revenues from traffic referral programs

The Group participates in advertising programs run by third party portals/websites and refers online traffic to the advertisements of the related/third parties' customers. On a monthly basis, the Group receives data on the user traffic and the related monthly revenue from these third party portals/ websites. Under these programs, the Group recognizes its share of revenues based on contractual rates applied to user traffic referred to the advertisements of the third parties.

IV)
Online game revenues

The Group generates revenues from providing an online game platform to gaming players. Users play games through the Group's platform free of charge and are charged for purchases of virtual items including consumable and perpetual items, that can be utilized in the online games. Pursuant to contracts signed between the Group and game developers, revenue from the sale of virtue items are shared based on a pre-agreed ratio for each game. Prior to 2010, all licensing contracts with game developers are non-exclusive. In 2010, the Group started to enter into exclusive licensing contracts with certain game developers. The Group also incurred Payment Handling Fees, which are recorded as cost of revenues.

Non-exclusive licensing contracts

The games under non-exclusive licensing contracts are maintained, hosted and updated by the game developers. The Group evaluated the principal vs. agent criteria described above and determined that for non-exclusive licensing contracts, the game developers are determined to be the principal. Accordingly, the Group records online game revenue, net of the portion remitted to the game developers.

Given that online games are managed and administered by the game developers for non-exclusive licensed games, the Group does not have access to the data on the consumption details and the types of virtual items purchased by the game players. The Group has adopted a policy to recognize revenues relating to both consumable and perpetual items over the shorter of 1) estimated lives of the games and 2) the estimated lives of the user relationship with the Group, which were approximately three to six months for the periods presented.

Adjustments arising from the changes of estimated lives of virtual items are applied prospectively as such changes are resulted from new information indicating a change in the game player behavioral patterns.

Xunlei Limited (formerly known as "Giganology Limited")

Notes to consolidated financial statements (continued)

(Amounts expressed in United States dollars ("USD") unless otherwise stated)

2.     Summary of significant accounting policies (continued)

Exclusive licensing contracts

For exclusive licensing contracts with game developers, the games are maintained and hosted by the Group. Accordingly, the Group is determined to be the principal, the Group records online game revenue on a gross basis, with the amount remitted to the game developers reported as cost of revenue. Payment Handling Fees are recognized as cost of revenues when the related revenues are recognized.

For exclusive licensed games which are maintained on the Group's server, the Group has access to the data on the consumption details and types of virtual items purchased by the game players. Accordingly, revenues related to consumable items are recognized immediately upon consumption while revenues related to perpetual items are recognized over the shorter of 1) estimated lives of the games and 2) the estimated lives of the user relationship with the Group, which were approximately three to six months for the periods presented.

Game players can purchase prepaid tokens which can be used to purchase virtual items via online channels. The Group incurs service fees levied by those payment channels, and such payment expenses are recorded as the cost of revenues when the related revenues are recognised.

V)
Sale of software licenses

The Group sells software licenses to television, set-top box manufacturers and set-top box distributors. In general, a fixed license purchase fee, as stipulated in the framework contract, is charged to manufacturers who install the software into the final product. Sales of software licenses are recognized when the license codes are delivered to the manufacturers or distributors, net of estimated return based on historical experience and when collection is reasonably assured. The Group performs credit assessment of all customers prior to entering into sales contracts. At the time of the revenue recognition, the Group accrues the warranty costs for the bug-fixing services. The Group does not provide any subsequent upgrades or other post contract services after delivery of the software licenses.

In addition, the Company offers sales incentive arrangements based on purchase volume, a progressive declining unit price is applied when certain purchase volume is met. Given each purchase from the manufacturers is a separate purchasing decision of the customer; revenue is recognized based on the unit price applicable to each purchase.

As of December 31, 2010, the Group also had one contract to provide unlimited licenses to a manufacturer for twelve months at a fixed fee, for which licensing revenue is recognized ratably over the contract period.

Xunlei Limited (formerly known as "Giganology Limited")

Notes to consolidated financial statements (continued)

(Amounts expressed in United States dollars ("USD") unless otherwise stated)

2.     Summary of significant accounting policies (continued)

VI)
Revenue from sub-licensing broadcasting rights

The Group purchased certain broadcasting rights under which the Group has the right to sub-license to third parties. The Group generates revenue from sub-licensing these broadcasting rights to third party customers, mainly third party websites, at a fixed rate for a fixed period of time. Revenue is recognized at the later of the delivery of the master copy of the content with acceptance acknowledged by the third party licensees and the commencement of the license period. The Group performs credit assessment of its customers (third party licensees) prior to entering into contracts.

(l)
Sales and marketing expenses

Sales and marketing expenses comprise primarily of salary, commission and benefits of sales and marketing personnel and external advertising and market promotion expenses. The external advertising and market promotion expenses amounted to approximately USD1,952,808, USD1,835,657 and USD1,089,488 during the years ended December 31, 2008, 2009 and 2010.

(m)
General and administrative expenses

General and administrative expenses consist primarily of salary and benefits, professional service fees, legal expenses and other administrative expenses.

(n)
Research and development costs

The Group incurred research and development costs to develop its downloading software. Costs incurred during the research phase are expensed as incurred. Costs incurred for the development of the downloading software prior to the establishment of technological feasibility, which is when a working model is available, are expensed when incurred. The development costs qualified for capitalization have been immaterial for the periods presented.

The Group also incurred development costs in connection with an internal-use ERP software to further enhance management to monitor the business. While internal and external costs incurred during the preliminary project stage are expensed as incurred, costs relating to activities during the application development stages have been capitalized. As at December 31, 2009 the costs eligible for capitalization were insignificant. As of December 31, 2010, capitalized software development costs amounted to USD528,485. Due to the fact that the ERP software was still under development as at that date, the Group will begin amortization when the software is available for its intended use over its estimated useful life.

Xunlei Limited (formerly known as "Giganology Limited")

Notes to consolidated financial statements (continued)

(Amounts expressed in United States dollars ("USD") unless otherwise stated)

2.     Summary of significant accounting policies (continued)

In addition, the Group incurred other research and development costs in relation to software used to support its operations. Any development costs qualified for capitalization have been immaterial for the periods presented.

(o)
Taxation and uncertain tax positions

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statements' carrying amounts of existing assets and liabilities and their respective tax bases and tax loss carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which the difference is expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the consolidated statement of operations in the period that includes the enactment date. A valuation allowance is provided to reduce the carrying amount of deferred tax assets if it is considered more likely than not that some portion, or all, of the deferred tax assets will not be realized. On January 1, 2007, the Group adopted the guidance regarding uncertain tax positions and evaluated its open tax positions that exist in each jurisdiction for each reporting period. If an uncertain tax position is taken or expected to be taken in a tax return, the tax benefit from that uncertain position is recognized in the Group's consolidated financial statements if it is more likely than not that the position is sustainable upon examination by the relevant taxing authority. The Group did not have any significant uncertain tax position and there was no effect on its financial condition or results of operations as a result of implementing the new guidance. The Group recognizes interest and penalties accrued on any unrecognized tax benefits as a component of income tax expense, if any. No interest and penalties were recorded in the years ended December 31, 2008, 2009 and 2010.

(p)
Retirement benefits

Full-time employees of the Company's subsidiaries, consolidated VIE and its subsidiaries in the PRC participate in a government mandated multi-employer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require that the subsidiaries and VIEs of the Company make contributions to the government for these benefits based on certain percentages of the employees' salaries. The Group has no legal obligation for the benefits beyond the contributions made. The total amounts for such employee benefits, which are expensed as incurred, were USD271,106, USD317,561 and USD434,913 for the years ended December 31, 2008, 2009 and 2010, respectively.

Xunlei Limited (formerly known as "Giganology Limited")

Notes to consolidated financial statements (continued)

(Amounts expressed in United States dollars ("USD") unless otherwise stated)

2.     Summary of significant accounting policies (continued)

(q)
Share-based compensation

Options granted to employees

The Group measures share-based compensation at the grant date based on the fair value of the award determined using the Black-Scholes option pricing model. As the Group has only granted share options with service-only condition, the Group elected to recognize compensation costs net of estimated forfeitures on a straight line basis over the requisite service period, which is generally the same as the vesting period. The amount of compensation cost recognized at any date is at least equal to the portion of the grant-date value of the award that is vested at that date.

Options granted to non-employees

All transactions in which goods or services are received in exchange for equity instruments are accounted for based on the fair value of the consideration received or the fair value of the equity instrument issued, whichever is more reliably measurable. Share options granted to non-employees are accounted for at the fair values of the equity instrument issued, determined using the Black-Scholes option pricing model on the date of grant and re-measured at each balance sheet date until vested. Compensation expense resulting from non-employee options and the re-measurement in subsequent periods is charged to expense over the service period.

The determination of the fair values of share-based compensation awards on the date of grant using the Black-Scholes option pricing model is affected by the estimated fair value of the underlying common shares as well as assumptions regarding a number of complex and subjective variables, including the expected term of the awards, the expected share price volatility over the expected term of the awards, actual and projected employee share option exercise behavior, risk-free interest rates and expected dividends. When estimating the fair value of the common shares, both internal and external sources of information are reviewed.

(r)
Government subsidies

The Group receives subsidies from the local PRC government for general use or purchase of equipment. General-use subsidies which are not subject to any conditions or specific use requirements are recorded as subsidy income in the consolidated statements of operations. Subsidies for purchase of equipment are recorded as deferred government grant when received, and are recorded as other income over the expected useful life of the assets after the related equipment has been purchased.

(s)
Segment reporting

The Group's Chief Executive Officer has been identified as the chief operating decision maker, who reviews consolidated operating results of the Group when making decisions about

Xunlei Limited (formerly known as "Giganology Limited")

Notes to consolidated financial statements (continued)

(Amounts expressed in United States dollars ("USD") unless otherwise stated)

2.     Summary of significant accounting policies (continued)

allocating resources and assessing performance of the Group as a whole. Hence, the Group operates and manages its business as a single segment.

An analysis of the geographical revenue, based on the country in which the customers are located, is as follows:

	Years ended December 31
	2008	2009	2010

China	14,149,636	29,598,707	42,781,868
Overseas (Note 17)	2,623,947	—	—

Total	16,773,583	29,598,707	42,781,868

(t)
Net income (loss) per share

Basic income (loss) per share is computed by dividing net income (loss) attributable to holders of common shares by the weighted-average number of common shares outstanding during the year using the two class method. Using the two class method, net income is allocated between common shares and other participating securities based on their participating rights.

Diluted income (loss) per share is calculated by dividing net income (loss) attributable to common shareholders as adjusted for the effect of dilutive common equivalent shares, if any, by the weighted-average number of common and dilutive common equivalents shares outstanding during the year. Dilutive equivalent shares are excluded from the computation of diluted loss per share if their effects would be anti-dilutive. Common share equivalents consist of the common shares issuable in connection with the Group's convertible non-redeemable preferred shares using the if-converted method, and common shares issuable upon the conversion of the stock options, using the treasury stock method.

(u)
Comprehensive income (loss)

Comprehensive income (loss) is defined as the change in equity of a Group during the period from transactions and other events and circumstances excluding transactions resulting from investments from shareholders and distributions to shareholders. Accumulated other comprehensive income (loss), as presented on the accompanying consolidated balance sheets, consists of cumulative translation adjustment.

(v)
Profit appropriation and statutory reserves

The Group's subsidiaries, consolidated VIE and its subsidiaries incorporated in the PRC are required on an annual basis to make appropriations of retained earnings set at certain percentage of after-tax profit determined in accordance with PRC accounting standards and

Xunlei Limited (formerly known as "Giganology Limited")

Notes to consolidated financial statements (continued)

(Amounts expressed in United States dollars ("USD") unless otherwise stated)

2.     Summary of significant accounting policies (continued)

regulations ("PRC GAAP"). Appropriation to the statutory general reserve should be at least 10% of the after-tax net income determined in accordance with the legal requirements in the PRC until the reserve is equal to 50% of the entities' registered capital. The Group is not required to make appropriation to other reserve funds and the Group does not have any intentions to make appropriations to any other reserve funds.

The general reserve fund can only be used for specific purposes, such as setting off the accumulated losses, enterprise expansion or increasing the registered capital. Appropriations to the general reserve funds are classified in the consolidated balance sheets as statutory reserves.

There are no legal requirements in the PRC to fund these reserves by transfer of cash to restricted accounts, and the Group does not do so.

The following table presents the balances of registered capital, additional paid-in-capital and statutory reserves of entities within the Group incorporated in China as of December 31, 2009 and 2010 for the Group's reporting purpose in China as determined under generally accepted accounting principles in China:

	December 31, 2009	December 31, 2010

Registered capital	16,695,130	18,599,291
Additional paid-in capital	160,620	160,620
Statutory reserves	912,043	1,554,494

Total	17,767,793	20,314,405

Relevant laws and regulations permit payments of dividends by the PRC subsidiaries and affiliated companies only out of their retained earnings, if any, as determined in accordance with respective accounting standards and regulations. Accordingly, the above balances are not allowed to be transferred to the Company in terms of cash dividends, loans or advances. (See also Note 24).

As of December 31, 2009 and 2010 the amounts free of restriction for distribution of the Company's PRC subsidiaries and affiliated companies in accordance with PRC accounting standards were USD353,082 and USD7,263,282, respectively.

(w)
Dividends

Dividends are recognized when declared. No dividends were declared for the years ended December 31, 2008, 2009 and 2010, respectively. The Group does not have any present plan to pay any dividends on common shares in the foreseeable future. The Group currently intends to retain the available funds and any future earnings to operate and expand its business.

Xunlei Limited (formerly known as "Giganology Limited")

Notes to consolidated financial statements (continued)

(Amounts expressed in United States dollars ("USD") unless otherwise stated)

2.     Summary of significant accounting policies (continued)

(x)
Recent accounting pronouncements

In October 2009, the FASB issued ASU No. 2009-13 ("ASU 2009-13"), Multiple-Deliverable Revenue Arrangements. ASU 2009-13 amends ASC 605-25 regarding revenue arrangements with multiple deliverables. This update addresses how to determine whether an arrangement involving multiple deliverables contains more than one unit of accounting, and how the arrangement consideration should be allocated among the separate units of accounting. These updates are effective for fiscal years beginning after June 15, 2010 and to be applied retrospectively or prospectively for new or materially modified arrangements. In addition, early adoption is permitted. The Group plans to adopt ASU 2009-14 effective January 1, 2011 and believes there will be no material impact on its consolidated financial statements upon the adoption of this standard.

In October 2009, the FASB issued ASU No. 2009-14, ("ASU 2009-14"), Certain Revenue Arrangements That Include Software Elements, a consensus of the FASB Emerging Issues Task Force ("ASU 2009-14"). This update changes the accounting model for revenue arrangements that include both tangible products and software elements and provides additional guidance on how to determine which software, if any, relating to tangible product would be excluded from the scope of the software revenue guidance. In addition, ASU 2009-14 provides guidance on how a vendor should allocate arrangement consideration to deliverables in an arrangement that includes both tangible products and software. ASU 2009-14 is effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. Early adoption is permitted. The Group plans to adopt ASU 2009-14 effective January 1, 2011 and believes there will be no material impact on its consolidated financial statements upon the adoption of this standard.

In January 2010, the FASB issued ASU No. 2010-06 ("ASU 2010-06"), Fair Value Measurements and Disclosures: Improving Disclosures about Fair Value Measurements. ASU 2010-06 amends ASC topic 820 ("ASC 820"), Fair Value Measurements and Disclosures (Pre-codification: FASB No. 157 Fair Value Measurements) to require a number of additional disclosures regarding (1) the different classes of assets and liabilities measured at fair value, (2) the valuation techniques and inputs used, (3) the activity in Level 3 fair value measurements and (4) the transfers between Level 1, 2 and 3. The new disclosures and clarifications of existing disclosures are effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances, and settlements in the roll forward of activity in Level 3 fair value measurements. Those disclosures are effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. The Group will adopt this standard effective January 1, 2011 and does not expect the adoption of ASU 2010-06 to have a material impact on its consolidated financial statements. In April 2010, the FASB issued ASU No. 2010-13 ("ASU 2010-13"), Compensation—Stock Compensation

Xunlei Limited (formerly known as "Giganology Limited")

Notes to consolidated financial statements (continued)

(Amounts expressed in United States dollars ("USD") unless otherwise stated)

2.     Summary of significant accounting policies (continued)

(ASC topic 718): Effect of Denominating the Exercise Price of a Share-Based Payment Award in the Currency of the Market in Which the Underlying Equity Security Trades—a consensus of the FASB Emerging Issues Task Force. The amendments in this ASU are effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2010. Earlier application is permitted. The Group will adopt this standard effective January 1, 2011 and does not expect the adoption of ASU 2010-13 to have a material impact on its consolidated financial statements given the Company adopts US dollars as its functional currency while all option grants are in US dollars.

3.     Cash and cash equivalents

Cash and cash equivalents represent cash on hand, demand deposits placed with banks or other financial institutions, which have original maturities of three months or less. Cash and cash equivalents balance as of December 31, 2009 and 2010 primarily consist of the following currencies:

	December 31, 2009		December 31, 2010
	Amount	USD equivalent	Amount	USD equivalent

RMB	62,120,237	9,097,601	73,742,302	11,134,779
USD	9,849,135	9,849,135	10,218,084	10,218,084
HKD	5,273	680	3,473	446

Total		18,947,416		21,353,309

4.     Accounts receivable

	December 31, 2009	December 31, 2010

Accounts receivable	13,029,681	20,290,968
Less: Allowance for doubtful accounts	(1,087,580)	(1,496,540)

Accounts receivable, net	11,942,101	18,794,428

As of December 31, 2009 and 2010, there were USD95,924 and USD40,786 included in the ending amounts receivable balances which represent unbilled online advertising services rendered to the Group's advertising customers.

Xunlei Limited (formerly known as "Giganology Limited")

Notes to consolidated financial statements (continued)

(Amounts expressed in United States dollars ("USD") unless otherwise stated)

4.     Accounts receivable (continued)

The following table presents movement of the allowance for doubtful accounts:

	December 31, 2008	December 31, 2009	December 31, 2010

Balance at beginning of the year	201,076	491,905	1,087,580
Additions charged to general and administrative expenses	274,969	594,999	368,332
Exchange difference	15,860	676	40,628

Balance at end of the year	491,905	1,087,580	1,496,540

The top 10 customers accounted for about 55% and 54% of accounts receivable as of December 31, 2009 and 2010, respectively.

5.     Prepayments and other current assets

	December 31, 2009	December 31, 2010

Advance to suppliers	36,757	523,899
Loan to employees	—	715,343
Advance to employees for business purpose	100,854	484,786
Rental and other deposits	186,697	258,374
Others	22,368	172,294

Total	346,676	2,154,696

Xunlei Limited (formerly known as "Giganology Limited")

Notes to consolidated financial statements (continued)

(Amounts expressed in United States dollars ("USD") unless otherwise stated)

6.     Property and equipment

Property and equipment consist of the following:

	December 31, 2009	December 31, 2010

Servers and network equipment	6,549,385	12,239,072
Computer equipment	604,326	923,158
Furniture, fixture and office equipment	73,981	143,363
Motor vehicles	106,180	313,319
Leasehold improvements	665,172	716,766

Total original costs	7,999,044	14,335,678
Less: Accumulated depreciation	(2,499,652)	(4,514,614)

	5,499,392	9,821,064

Depreciation expense recognized for the years ended December 31, 2008, 2009 and 2010 are summarized as follows:

	Years ended December 31
	2008	2009	2010

Cost of revenues	630,876	968,816	1,561,742
General and administrative expenses	89,628	344,716	415,025
Sales and marketing expenses	10,792	18,445	29,105

Total	731,296	1,331,977	2,005,872

No impairment loss had been recognized in the years ended December 31, 2008, 2009 and 2010.

Xunlei Limited (formerly known as "Giganology Limited")

Notes to consolidated financial statements (continued)

(Amounts expressed in United States dollars ("USD") unless otherwise stated)

7.     Intangible assets, net

The following table presents movement of intangible assets:

	December 31, 2009			December 31, 2010
	Cost	Amortization	Net book value	Cost	Amortization	Net book value
Copyrights related to content	1,489,047	(548,737)	940,310	6,194,593	(2,323,861)	3,870,732
Acquired computer software	1,000,000	(216,667)	783,333	1,000,000	(416,667)	583,333
Internal use software development costs (note a)	—	—	—	528,485	—	528,485
Online game licenses	—	—	—	754,979	(146,801)	608,178

	2,489,047	(765,404)	1,723,643	8,478,057	(2,887,329)	5,590,728
Less: Copyrights related to content, current portion			(722,429)			(2,469,518)

			1,001,214			3,121,210

Copyrights related to content include titles to movies, TV series and variety shows.

Amortization expense recognized for the years ended December 31, 2008, 2009 and 2010 are summarized as follows:

	Years ended December 31
	2008	2009	2010

Cost of revenues	720,252	1,265,141	4,430,983
General and administrative expenses	16,667	200,000	200,000

Total	736,919	1,465,141	4,630,983

The estimated aggregate amortization expense for each of the next five years as of December 31, 2010 is:

	Copyrights related to content	Others

2011	2,469,518	451,660
2012	863,816	627,821
2013	354,183	464,353
2014	111,806	176,162
2015	76,845	—

Xunlei Limited (formerly known as "Giganology Limited")

Notes to consolidated financial statements (continued)

(Amounts expressed in United States dollars ("USD") unless otherwise stated)

7.     Intangible assets, net (continued)

The weighted average amortization periods of intangible assets as at December 31, 2009 and 2010 are as below:

	December 31, 2009	December 31, 2010

Copyrights related to content	2.0	2.3
Acquired computer software	5.0	5.0
Internal use software development costs (note a)	—	—
Online game licenses	—	3.0

Total	3.2	2.7

Note a: Since the related software had not yet been put into use as at December 31, 2010, no amortization period is determined and no amortization charge was recognized.

8.     Deferred revenue

	December 31, 2009	December 31, 2010

Online game revenues	864,064	975,433
Membership subscription revenues	468,644	3,367,207

Total	1,332,708	4,342,640
Less: non-current portion	(35,896)	(256,693)

Deferred revenue, current portion	1,296,812	4,085,947

Deferred revenue represents prepaid membership subscriptions under the VIP membership program and unamortized portion of online game revenue arising from sales of in-game virtual items.

9.     Accrued liabilities and other payables

	December 31, 2009	December 31, 2010

Payroll and welfare	1,251,512	1,283,118
Receipts in advance from customers	1,725,040	1,867,100
Agency commissions and rebates—online advertisement	3,049,734	3,320,185
Tax levies	545,536	1,159,792
Payables for purchase of equipment	459,171	1,580,401
Legal and litigation related expenses (Note 21)	393,954	129,856
Professional fees	404,964	604,964
Others	875,711	765,771

Total	8,705,622	10,711,187

Xunlei Limited (formerly known as "Giganology Limited")

Notes to consolidated financial statements (continued)

(Amounts expressed in United States dollars ("USD") unless otherwise stated)

10.  Cost of revenues

Years ended December 31,	2008	2009	2010

Bandwidth costs	2,516,326	3,260,943	5,745,891
Depreciation of servers and other equipment	630,876	968,816	1,561,742
Content costs, including amortization	887,557	2,167,445	5,069,866
Payment Handling Fees and other costs	30,501	181,486	1,931,724

Total	4,065,260	6,578,690	14,309,223

11.  Common shares

The Company's Memorandum and Articles of Association authorized the Company to issue 186,395,936 shares of US$0.00025 par value per common share. Each common share is entitled to one vote. The holders of common shares are also entitled to receive dividends whenever funds are legally available and when declared by the Board of Directors, subject to prior rights of holders of all other classes of shares outstanding. As of December 31, 2009 and 2010, there were 53,037,172 common shares outstanding.

12.  Convertible preferred shares

As at December 31, 2010, the Company had 26,416,560 Series A preferred shares, 36,400,000 Series A-1 preferred shares and 30,308,284 Series B preferred shares outstanding.

The key terms of the Series A, Series A-1 and Series B preferred shares are as follows:

Dividend rights

The holders of the Series A, Series A-1 and Series B preferred shares are entitled to participate in any dividend pari passu with common shareholders of the Company on an as-converted basis.

Liquidation preferences

In the event of a liquidation, dissolution or winding up of the Company, available assets and funds of the Company are distributed to the holders of the preferred shares in order of Series B, Series A-1 and then Series A, at their respective original issuance price per share plus any declared but unpaid dividends adjusted for share splits, share dividends, recapitalizations, and other adjustments. In the event that available assets and funds are insufficient to permit payment to the holders of the less senior class of preferred shares, the assets and funds will be distributed ratably to that class of preferred shareholders based on their proportional share ownership. After the distribution to the holders of Series B, Series A-1 and Series A preferred shares are made, any remaining legally available assets and funds shall be distributed to the

Xunlei Limited (formerly known as "Giganology Limited")

Notes to consolidated financial statements (continued)

(Amounts expressed in United States dollars ("USD") unless otherwise stated)

12.  Convertible preferred shares (continued)

holders of common shares and Series B, Series A-1 and Series A preferred shares pro rata on an as-converted basis.

In addition, the following events are deemed liquidation events in which case any proceeds derived from such deemed liquidation events will be distributed in the order discussed above. If no proceeds are derived from such deemed liquidation events, the Series B preferred shareholders shall have the right to require the Company to repurchase all or any of the outstanding Series B preferred shares at the original issue price.

1)
Any consolidation or merger of the Company or other corporate reorganization, in which the shareholders of Company own less than a majority of the voting power of the Company or surviving company, after such consolidation, merger or reorganization

2)
A sale of other disposition of all or substantially all of the assets of the Company or the Group

3)
A transfer or an exclusive licensing of all or substantially all of the intellectual property of the Company

However, all liquidation events or deemed liquidation event have to be approved by a special resolution passed by a duly convened general meeting of the Company, which require presence of a representative from the common shareholders, a representative from Series A-1 preferred shareholders and a representative from Series B preferred shareholders. Accordingly, the Company determined that the deemed liquidation events are within control of the Company and the Series B preferred shareholders do not have control of the Company. Therefore, the deemed liquidation events do not preclude the Series B preferred shares from being classified within permanent equity.

Voting rights

The holders of the Series A, Series A-1 and Series B preferred shares shall be entitled to such number of votes equal to the whole number of common shares into which such Series A, Series A-1 and Series B preferred shares are convertible.

Conversion rights

Each share of the Series A, Series A-1 and Series B preferred shares is convertible at the option of the holder, at any time after the issuance of such shares, and each share can be converted into one common share of the Company. In addition, each share of the Series A, Series A-1 and Series B preferred shares would automatically be converted into common shares of the Company upon an underwritten public offering of the company's shares on major stock exchanges, including Nasdaq Global Market that results in proceeds to the Company of at least USD 50 million ("QIPO"). At the time of issuance, the Series A preferred shares issued to one of

Xunlei Limited (formerly known as "Giganology Limited")

Notes to consolidated financial statements (continued)

(Amounts expressed in United States dollars ("USD") unless otherwise stated)

12.  Convertible preferred shares (continued)

the shareholders in 2005 contained a beneficial conversion feature of USD 54,000 and the amount was charged to retained earnings in 2005 as a deemed dividend. There were no beneficial conversion features for the other issuance.

In April, 2011, the Company removed the USD 50 million threshold from the definition of QIPO. The removal of the threshold is not expected to have a significant impact to the financial statements of the Company.

None of the preferred shares are redeemable at the holders' option.

13.  Non-controlling interest

Non-controlling interest include the interest owned by a shareholder of the Company in a subsidiary of the consolidated VIE.

In February 2010, Xunlei set up a new subsidiary named Xunlei Games Development (Shenzhen) Co., Ltd ("Xunlei Games") and holds 70% of its equity interests. A shareholder of the Company contributed RMB 3,000,000 (equivalent to USD439,438) and holds 30% equity interests in Xunlei Games, which was accounted for as a non-controlling interest of the Group.

14.  Repurchase of shares

In 2008, the Company repurchased 1,515,440 Series A preferred shares of the Company at a consideration of USD 1,000,000. After the repurchase, these shares were cancelled. The excess of purchase price over the carrying amount of these preferred shares amounting USD988,303 had been debited to retained earnings similar to a deemed dividend paid to the preferred share holders. The carrying amount in excess of the par value of these preferred shares amounting to USD11,318 was debited to additional paid-in capital.

15.  Share-based compensation

The Company grants share options to employees, officers, directors, advisors or consultants of the Group. These options were granted with exercise prices denominated in USD, which is the functional currency of the Company. The maximum term of any issued stock option is seven or ten years from the grant date. Stock options granted to employees and officers vest over a four-year schedule as stated below:

(1)
One-fourth of the options shall be vested upon the first anniversary of the grant date;

(2)
The remaining three quarters of the options shall be vested on monthly basis over the next thirty-six months. (1/48 of options shall be vested per month subsequently)

Stock options granted to directors were subject to an about 32 months vesting schedule.

Xunlei Limited (formerly known as "Giganology Limited")

Notes to consolidated financial statements (continued)

(Amounts expressed in United States dollars ("USD") unless otherwise stated)

15.  Share-based compensation (continued)

Stock option granted to non-employees (including advisors and consultants) are subject from a 0 year to 4 years vesting schedule.

All share-based payments to employees are measured based on their grant-date fair values, while share-based payments to non-employees are re-measured at each reporting date. Compensation expense is recognized on a straight-line basis over the requisite service period.

In December 2010, the Group adopted a share incentive plan, which is referred to as the 2010 Share Option Plan ("the 2010 Plan"). The purpose of the plan is to attract and retain the best available personnel by linking the personal interests of the members of the board, employees, and consultants to the success of the Group's business and by providing such individuals with an incentive for outstanding performance to generate superior returns for our shareholders. Under the 2010 Plan, the maximum number of shares in respect of which options, restricted shares, or restricted share units may be granted is 26,822,828 shares (excluding the share options previously granted to the directors who are the founders of the Company).

The following table summarizes the stock option activity for the years ended December 31, 2008, 2009 and 2010:

	Number of shares	Weighted average exercise price (US$)	Weighted average grant-date fair value (US$)	Weighted average remaining contractual life (years)	Aggregate intrinsic value (US$)

Outstanding, January 1, 2008	19,868,993	0.15
Granted	3,295,728	1.44	0.01
Forfeited	(872,874)	0.89

Outstanding, December 31, 2008	22,291,847	0.31		6.68	4,810,834
Granted	2,861,575	2.51	0.02
Forfeited	(594,783)	1.00
Repurchased	(96,856)	0.26

Outstanding, December 31, 2009	24,461,783	0.55		5.78	17,786,207
Granted	4,391,362	2.19	1.25
Forfeited	(725,375)	2.00

Outstanding, December 31, 2010	28,127,770	0.77		5.02	78,653,882

Vested and expected to vest at December 31, 2010	27,290,360	0.72		5.00	77,336,604

Exercisable at December 31, 2010	21,709,480	0.29		4.75	68,624,072

Xunlei Limited (formerly known as "Giganology Limited")

Notes to consolidated financial statements (continued)

(Amounts expressed in United States dollars ("USD") unless otherwise stated)

15.  Share-based compensation (continued)

Forfeitures are estimated at the time of grant. If necessary, forfeitures are revised in subsequent periods if actual forfeitures differ from those estimates. Based upon the Company's historical and expected forfeitures for stock options granted, the directors of the Company estimated that its future forfeiture rate would be 13% for employees and nil for directors and advisors.

The aggregate intrinsic value in the table above represents the difference between the estimated fair value of the Company's common shares as of December 31, 2009 and 2010 and the exercise price.

Total fair values of options vested as of December 31, 2009 and 2010 were USD1,024,316 and USD1,059,372, respectively.

As of December 31, 2009 and 2010, there were USD79,407 and USD5,095,538 of unrecognized share-based compensation costs related to stock options, which were expected to be recognized over a weighted-average vesting period of 2.74 and 2.89 years, respectively. To the extent the actual forfeiture rate is different from the Company's estimate, the actual share-based compensation related to these awards may be different from the expectation.

The Black-Scholes option pricing model is used to determine the fair value of the stock options granted to employees. The fair values of stock options granted during the years ended December 31, 2008, 2009 and 2010 were estimated using the following assumptions:

Options granted to employees

Years ended December 31,	2008	2009	2010

Risk-free interest rate(1)	3.82%	2.97% to 3.32%	2.16% to 3.06%
Dividend yield(2)	—	—	—
Volatility rate(3)	47%	49%	48%
Expected term (in years)(4)	4.6	4.6	4.6

Options granted to non-employees

Years ended December 31,	2008	2009	2010

Risk-free interest rate(1)	4.11%	—	—
Dividend yield(2)	—	—	—
Volatility rate(3)	50%	—	—
Expected term (in years)(4)	7	—	—

(1)   The risk-free interest rate of periods within the contractual life of the share option is based on the USD denominated China Government Bond yield as at the valuation dates.

(2)   The Company has no history or expectation of paying dividends on its common shares.

(3)   Expected volatility is estimated based on the average of historical volatilities of the comparable companies in the same industry as at the valuation dates.

(4)   The expected term is developed by assuming the share options will be exercised in the middle point between the vesting dates and maturity dates.

Xunlei Limited (formerly known as "Giganology Limited")

Notes to consolidated financial statements (continued)

(Amounts expressed in United States dollars ("USD") unless otherwise stated)

15.  Share-based compensation (continued)

Total compensation costs recognized for the years ended December 31, 2008, 2009 and 2010 are as follows:

	Years ended December 31,
	2008	2009	2010

Sales and marketing expenses	2,961	2,895	34,461
General and administrative expenses	343,264	219,084	118,299
Research and development expenses	10,463	12,134	180,709

Total	356,688	234,113	333,469

16.  Basic and diluted net income (loss) per share

Basic and diluted net (loss) income per share for the years ended December 31, 2008, 2009 and 2010 are calculated as follows:

	Years ended December 31,
	2008	2009	2010

Numerator:
Net income (loss) attributable to Xunlei Limited	(4,576,637)	5,446,783	8,466,178
Deemed dividend to certain preferred shareholders	(988,303)	—	—
Allocation of net income to participating preferred shareholders	—	(3,470,145)	(5,393,802)

Numerator of basic net income (loss) per share	(5,564,940)	1,976,638	3,072,376
Dilutive effect of preferred shares	—	—	—
Numerator for diluted (loss) earnings per share	(5,564,940)	1,976,638	3,072,376
Denominator:
Denominator for basic net income (loss) per share-weighted average shares outstanding	53,037,172	53,037,172	53,037,172
Dilutive effect of preferred shares	—	—	—
Dilutive effect of share options	—	16,055,132	18,987,376

Denominator for diluted net income (loss) per share	53,037,172	69,092,304	72,024,548
Basic net income (loss) per share	(0.10)	0.04	0.06
Diluted net income (loss) per share	(0.10)	0.03	0.04

The Company's preferred shares are participating securities and as such would be included in the calculation of basic earnings per share under the two-class method. According to the contractual terms of the preferred shares, the preferred shares do not have a contractual obligation to share in the losses of the Company. Therefore no loss was allocated to the

Xunlei Limited (formerly known as "Giganology Limited")

Notes to consolidated financial statements (continued)

(Amounts expressed in United States dollars ("USD") unless otherwise stated)

16.  Basic and diluted net income (loss) per share (continued)

preferred shares in the computation of basic loss per share for the year ended December 31, 2008.

The following common shares equivalent were excluded from the computation of diluted net income per common share for the periods presented because including them would have had an anti-dilutive effect:

	Years ended December 31,
	2008	2009	2010

Preferred shares—weighted average	93,124,844	93,124,844	93,124,844
Share options—weighted average	21,123,305	4,169,232	4,828,703

17.  Related party transactions

During the years ended December 31, 2008, 2009 and 2010, significant related party transactions were as follows:

	Years ended December 31,
	2008	2009	2010

Revenues derived from an advertising program with a shareholder	2,623,947	—	—

Advance to shareholders	—	29,290	447,688
Advance from a shareholder	—	—	(49,572)

	—	29,290	398,116

As at December 31, 2009 and 2010, significant related party balances were as follows:

	December 31, 2009	December 31, 2010

Due from a shareholder	159,443	—
Due to a shareholder	—	(49,572)

Total	159,443	(49,572)

All balances with related parties are unsecured, interest-free and have no repayment terms.

In January 2011, the amounts due to a shareholder were repaid in full in cash to the respective shareholder.

Xunlei Limited (formerly known as "Giganology Limited")

Notes to consolidated financial statements (continued)

(Amounts expressed in United States dollars ("USD") unless otherwise stated)

18.  Taxation

(i)
Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gains. Additionally, upon payment of dividends by the Company to its shareholders, no Cayman Islands withholding tax will be imposed.

(ii)
PRC Enterprise Income Tax ("EIT")

Giganology SZ, the VIE and its subsidiaries which were established in the Shenzhen Special Economic Zone, the PRC were all subject to EIT at a rate of 15% before 2008. On March 16, 2007, the PRC National People's Congress promulgated the New Enterprise Income Tax Law (the "New EIT Law"), which became effective on January 1, 2008, adopting a unified EIT rate of 25%. In addition, the New EIT Law also provides a five-year transitional period starting from its effective date for those enterprises that were established before the date of promulgation of the New EIT Law and that were entitled to preferential income tax rates under the then effective tax laws or regulations. On December 26, 2007, the State Council issued the "Circular to Implementation of the Transitional Preferential Policies for the Enterprise Income Tax". Pursuant to this Circular, the transitional income tax rates for enterprises established in the Shenzhen Special Economic Zone before March 16, 2007 are 18%, 20%, 22%, 24% and 25% for 2008, 2009, 2010, 2011 and 2012, respectively.

As approved by the relevant tax authority, Giganology SZ was further exempt from EIT for two years commencing from its first year of profitable operation after offsetting prior years' tax losses, followed by a 50% reduction for the next three years ("2-year Exemption and 3-year 50% Reduction"). The first year of profit operation of Giganology SZ was 2006. According to new EIT Law, Giganology SZ could still enjoy the tax holidays which were grandfathered by the New EIT Law. Accordingly, the applicable EIT rates for Giganology SZ were 9%, 10% and 11% for the years ended December 31, 2008, 2009 and 2010, respectively.

According to a policy promulgated by the State tax bureau of the PRC and effective from 2008 onwards, enterprises engage in research and development activities are entitled to claim 150% of the research and development expenses so incurred in a year as tax deductible expenses in determining its tax assessable profits for that year ("Super Deduction"). Xunlei has been claiming such Super Deduction in ascertaining its tax assessable profits from 2009 onwards. In addition, approved by the relevant tax authority in July 2010, Xunlei was recognized as an enterprise engaged in software development activities, accordingly, it is entitled to a tax holiday of 2-year Exemption and 3-year 50% Reduction from 2010 onwards. As a result, the applicable tax rate of Xunlei for the years ended December 31, 2008, 2009 and 2010 were 18%, 20% and 0%, respectively.

Xunlei Limited (formerly known as "Giganology Limited")

Notes to consolidated financial statements (continued)

(Amounts expressed in United States dollars ("USD") unless otherwise stated)

18.  Taxation (continued)

Subsidiaries outside Shenzhen Special Economic Zone were all established after January 1, 2008, which are subject to EIT at a rate of 25%.

In addition, according to the New EIT Law and its implementation rules, foreign enterprises, which have no establishment or place in the PRC but derive dividends, interest, rents, royalties and other income (including capital gains) from sources in the PRC shall be subject to PRC withholding tax ("WHT") at 10% (a further reduced WHT rate may be available according to the applicable double tax treaty or arrangement). The 10% WHT is applicable to any dividends to be distributed from Giganology SZ to the Company out of any profits of Giganology SZ derived after January 1, 2008. Up to December 31, 2010, Giganology SZ did not have any accumulated profits, accordingly, no such WHT had been paid/accrued.

The current and deferred portions of income tax expense included in the consolidated statements of operations are as follows:

	Years ended December 31,
	2008	2009	2010

Current income tax expenses	—	—	6,900
Deferred income tax benefits	—	—	(1,095,682)

Taxation for the year	—	—	(1,088,782)

The aggregate amount and per share effect of the tax holiday are as follows:

	Years ended December 31,
	2008	2009	2010

Aggregate dollar effect	—	—	1,899,553
Per share effect—basic	—	—	0.04
Per share effect—diluted	—	—	0.03

Xunlei Limited (formerly known as "Giganology Limited")

Notes to consolidated financial statements (continued)

(Amounts expressed in United States dollars ("USD") unless otherwise stated)

18.  Taxation (continued)

The reconciliation of total tax expense computed by applying the respective statutory income tax rate to pre-tax income (loss) is as follows:

	Years ended December 31,
	2008		2009		2010

Income tax at PRC statutory rate (based on statutory tax rate applicable to enterprises in Shenzhen, China)	18%		20%		22%
Utilization of tax loss carried forward	—		(14%	)	(5%	)
Tax rate differential from statutory rate applicable to certain PRC entities	(1%	)	(1%	)	1%
Tax rate differential applicable to group entities outside of the PRC	(2%	)	—		5%
Non-deductible expenses	(3%	)	4%		2%
Effect of Super Deduction available to Xunlei	—		(13%	)	—
Effect of tax holiday available to Xunlei	—		—		(26%	)
Change in valuation allowance of deferred tax assets	(16%	)	6%		(16%	)
Effect on deferred tax assets due to change in tax rates	1%		—		4%
Others	3%		(2%	)	(2%	)

Effective Income Tax Rate	—		—		(15%	)

The tax effects of temporary differences that give rise to the deferred tax asset balances at December 31, 2009 and 2010 are as follows:

	December 31, 2009	December 31, 2010

Deferred tax assets, current portion:
Net operating loss carried forward	—	476,256
Amortization of intangible assets arising from intragroup transactions (Note a)	135,579	—
Allowance for doubtful accounts, accrued expenses and others not currently deductible for tax purposes	211,033	—
Valuation allowance	(346,612)	—

Deferred tax assets, current portion, net	—	476,256

Deferred tax assets, non-current portion:
Net operating loss carried forward	441,138	—
Amortization of intangible assets arising from intragroup transactions (Note a)	999,642	639,895
Valuation allowance	(1,440,780)	—

Deferred tax assets, non-current portion, net	—	639,895

Note a: Before 2008, Giganology SZ sold several self developed software at a market valuation of approximately RMB42 million to Xunlei. Xunlei was entitled to capitalize the amounts as intangible assets for tax purposes and the respective amortization could be entitled to claim tax deduction. As a result, this transaction had created a temporary difference between the accounting base (on a group basis) and the tax base (on Xunlei standalone basis) and led to origination of a deferred tax asset.

Xunlei Limited (formerly known as "Giganology Limited")

Notes to consolidated financial statements (continued)

(Amounts expressed in United States dollars ("USD") unless otherwise stated)

18.  Taxation (continued)

Movement of valuation allowance is as follows:

	Years ended December 31,
	2008	2009	2010

Beginning balance	(1,597,922)	(2,330,988)	(1,787,392)
Additions	(618,608)	—	—
Reversal	—	545,581	1,809,064
Exchange difference	(114,458)	(1,985)	(21,672)

Ending balance	(2,330,988)	(1,787,392)	—

Valuation allowances had been provided on the net deferred tax assets because it is more likely than not that all of the deferred tax asset will not be realized. As of December 31, 2008, the valuation allowances were provided because the Group was in loss position. In 2009, the reported profit was substantially attributable to Xunlei. Xunlei was required to remit a substantial portion of its profit to Giganology SZ according to the terms and provisions of the contractual arrangements enacted between Giganology SZ and Xunlei as mentioned in Note 1. In addition, Xunlei is entitled to the Super Deduction tax incentive. As a result, management of the Company considered that the temporary difference leading to the recognition of the deferred tax assets would not be utilized in the foreseeable future and full valuation allowance was set up against the carrying amount of the deferred tax assets.

In 2010, the Group, mainly through Xunlei, continued to make profit and Xunlei was also granted by the local tax authority a tax holiday for a 2-year full income tax exemption and a 3-year 50% deduction, commencing 2010. Accordingly, the management of the Company intends to maintain the tax assessable profits at Xunlei in order to enjoy the tax holidays from 2010 onwards. Accordingly, all valuation allowance brought forward from 2009 was reversed during the year.

As at December 31, 2010, the tax returns of the Group's subsidiaries, VIE and its subsidiaries since their respective dates of incorporation are still open to examination.

19.  Fair value measurements

Effective January 1, 2008, the Group adopted ASC 820-10, Fair Value Measurements and Disclosures, which defines fair value, establishes a framework for measuring fair value and expands financial statement disclosures about fair value measurements. Although adoption did not impact the Group's consolidated financial statements, ASC 820-10 requires additional disclosures to be provided on fair value measurements.

Xunlei Limited (formerly known as "Giganology Limited")

Notes to consolidated financial statements (continued)

(Amounts expressed in United States dollars ("USD") unless otherwise stated)

19.  Fair value measurements (continued)

ASC 820-10 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

Level 1—Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets

Level 2—Include other inputs that are directly or indirectly observable in the marketplace or based on quoted price in markets that are not active

Level 3—Unobservable inputs which are supported by little or no market activity and are significant to the overall fair value measurement

ASC 820-10 describes three main approaches to measuring the fair value of assets and liabilities: (1) market approach; (2) income approach and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

The Group's cash equivalents consisted of demand deposits and time deposits placed with banks. The fair values of demand deposits and time deposits placed with banks are determined based on the pervasive interest rate in the market, which are also the interest rates as stated in the contracts with the banks. The Group classifies the valuation techniques that use the pervasive interest rates input as Level 2.

20.  Other income (loss), net

	Years ended December 31,
	2008	2009	2010

Subsidy income	809,970	229,122	213,082
Exchange gain/(losses)	(2,285,077)	721,024	(136)
Others	(71,430)	11,712	(35,233)

	(1,546,537)	961,858	177,713

Xunlei Limited (formerly known as "Giganology Limited")

Notes to consolidated financial statements (continued)

(Amounts expressed in United States dollars ("USD") unless otherwise stated)

21.  Commitments and contingencies

Rental commitments

The Group leases facilities in the PRC under non-cancellable operating leases expiring on different dates. Payments under operating leases are expensed on a straight-line basis over the periods of the respective leases, including any free rental periods.

Total office rental expenses under all operating leases were USD1,065,640, USD1,075,347 and USD1,119,987 for the years ended December 31, 2008, 2009 and 2010, respectively.

Future minimum payments under non-cancellable operating leases of office rental consist of the following as of December 31, 2010:

2011	1,237,362
2012	848,264
2013	663,500
2014 and thereafter	—

2,749,126

Bandwidth lease commitments

The Group leases bandwidth in the PRC under non-cancellable operating leases expiring on different dates. Payments under bandwidth leases are expensed on a straight-line basis over the duration of the respective lease periods, including any lease free periods.

Total bandwidth leasing costs under all operating leases were USD2,516,326, USD3,260,943, and USD5,745,891 for the years ended December 31, 2008, 2009 and 2010.

Future minimum payments under non-cancellable bandwidth leases consist of the following as of December 31, 2010:

2011	2,787,918
2012	377,484
2013	188,742
2014 and thereafter	—

3,354,144

Capital commitments

As at December 31, 2010, the Group has unconditional purchase obligations for certain copyrights that had not been recognized in the amount of USD 3,373,883.

Xunlei Limited (formerly known as "Giganology Limited")

Notes to consolidated financial statements (continued)

(Amounts expressed in United States dollars ("USD") unless otherwise stated)

21.  Commitments and contingencies (continued)

Litigation

The Group is involved in a number of cases pending in various courts. These cases are substantially related to alleged copyright infringement as well as routine and incidental matters to its business, among others. Adverse results in these lawsuits may include awards of damages and may also result in, or even compel, a change in the Group's business practices, which could impact the Group's future financial results. The Group had incurred USD1,078,879, USD583,629, and USD225,399 legal and litigation related expenses for the years ended December 31, 2008, 2009 and 2010, respectively.

Up to June 8, 2011, which is the date when the consolidated financial statements were issued, the Group had 33 copyright infringement lawsuits with an aggregate amount of claimed damages of approximately RMB21.8 million (USD3.4 million) pending against the Group, out of which there were 17 lawsuits with an aggregate amount of claimed damages of approximately RMB21.2 million (USD3.2 million) occurred before December 31, 2010. The Group had accrued for USD129,856 litigation related expenses in "Accrued expenses and other liabilities" in the consolidated balance sheet as of December 31, 2010. These expenses related to cases arising on or before December 31, 2010. The Group estimated the litigation compensation based on judgments handed down by the court, out-of-court settlements of similar cases as well as advices from the Group's legal counsel. The Group is in the process of appealing certain judgments for which the losses had been accrued.

Subsequent to December 31, 2010, there were additional claims related to alleged copyright infringement made in the ordinary course of business against the Group. Although the results of unsettled litigation and claims cannot be predicted with certainty, the Group does not expect that the outcome of the matters referred to above or any other matters will result in a material effect on its business and consolidated financial statements.

22.  Certain risks and concentration

PRC regulations

Current PRC laws and regulations place certain restrictions on foreign ownership of companies that engage in internet businesses, including the provision of online video and online advertising services. Specifically, foreign ownership in an internet content provider or other value-added telecommunication service providers may not exceed 50%. The Group conducts its operations in China principally through contractual arrangements among Giganology Shenzhen, its wholly-owned PRC subsidiary, and Shenzhen Xunlei and its shareholders. Shenzhen Xunlei holds the licenses and permits necessary to conduct its resource discovery network, online video, online advertising, online games and related businesses in China and hold various operating subsidiaries that conduct a majority of its operations in China. The

Xunlei Limited (formerly known as "Giganology Limited")

Notes to consolidated financial statements (continued)

(Amounts expressed in United States dollars ("USD") unless otherwise stated)

22.  Certain risks and concentration (continued)

Company conducts all of its operations in China through, Shenzhen Xunlei, a variable interest entity, which it consolidates as a result of a series contractual arrangements enacted. If the Company had direct ownership of Shenzhen Xunlei, it would be able to exercise its rights as a shareholder to effect changes in the board of directors of Shenzhen Xunlei, which in turn could effect changes at the management level, subject to any applicable fiduciary obligations. However, under the current contractual arrangements, it relies on Shenzhen Xunlei and its shareholders' performance of their contractual obligations to exercise effective control. In addition, its operating contract with Shenzhen Xunlei has a term of ten years, which is subject to Giganology Shenzhen's unilateral termination right. In general, none of Shenzhen Xunlei or its shareholders may terminate the contracts prior to the expiration date.

Further, the Group believes that the contractual arrangements among Giganology Shenzhen, Shenzhen Xunlei and its shareholders are in compliance with PRC law and are legally enforceable. If Shenzhen Xunlei or its shareholders fail to perform their obligations under the contractual arrangements or any dispute relating to these contracts remains unresolved, the Company will have to enforce its rights under these contracts through the operations of PRC law and courts. However, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. For example, China has not developed a fully integrated legal system, and current enacted laws and regulations may not sufficiently cover all aspects of economic activities in China. In particular, the interpretation and enforcement of these laws and regulations involve uncertainties. Since PRC courts have significant discretions in interpreting and implementing statutory and contractual terms, it may be difficult to foresee or evaluate the outcome of court proceedings, and the extent to protect the Company's rights. In addition, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all and may have retroactive effect. As a result, the Company may not be aware of its violation of any of these policies and rules until sometime after the violation. Furthermore, any administrative and court proceedings in China may be protracted, resulting in substantial costs and diversion of resources and management attention. Consequently, such uncertainties may limit the Company's ability to enforce these contractual arrangements. In addition, although the Company believes the contractual arrangements are in compliance with current PRC regulations, there can be no assurance that the PRC government would agree that these contractual arrangements comply with PRC licensing, registration or other regulatory requirements, with existing policies or with requirements or policies that may be adopted in the future. PRC laws and regulations governing the validity of these contractual arrangements are uncertain and the relevant government authorities have broad discretion in interpreting these laws and regulations. Such uncertainties on the compliance with PRC laws of our contractual arrangements may adversely affect the Company's ability to enforce the contractual arrangements, if, during the process of the dispute resolution or enforcement, Shenzhen Xunlei or its shareholders seek to invalidate

Xunlei Limited (formerly known as "Giganology Limited")

Notes to consolidated financial statements (continued)

(Amounts expressed in United States dollars ("USD") unless otherwise stated)

22.  Certain risks and concentration (continued)

such contractual arrangements, or the governmental authorities, arbitration tribunals or courts may challenge such contractual arrangements. The Chinese government may issue from time to time new laws or new interpretations on existing laws to regulate this industry. Regulatory risk also encompasses the interpretation by the tax authorities of current tax laws, and the Group's legal structure and scope of operations in the PRC, which could be subject to further restrictions resulting in limitations on the Company's ability to conduct business in the PRC. The PRC government may also require the Company to restructure the Group's operations entirely if it finds that its contractual arrangements do not comply with applicable laws and regulations. Furthermore, it could revoke the Group's business and operating licenses, require it to discontinue or restrict its operations, restrict its right to collect revenues, block its website, require it to restructure its operations, impose additional conditions or requirements with which the Group may not be able to comply, or take other regulatory or enforcement actions against the Group that could be harmful to its business. The imposition of any of these penalties may result in a material and adverse effect on the Group's ability to conduct the Group's business. In addition, if the imposition of any of these penalties causes the Group to lose the rights to direct the activities of the VIE and its subsidiaries or the right to receive their economic benefits, the Group would no longer be able to consolidate the VIE. The Group does not believe that any penalties imposed or actions taken by the PRC Government would result in the liquidation of the Company, Giganology Shenzhen or Shenzhen Xunlei.

The following consolidated financial information of the Group's VIE and its subsidiaries was included in the accompanying consolidated financial statements as of and for the years ended:

	As of December 31,
	2009	2010

Total assets	30,460,388	50,417,312

Total liabilities	32,137,286	41,571,292

	Years ended December 31,
	2008	2009	2010

Net revenue	12,855,413	27,052,020	39,981,623
Net (loss) income	(5,111,347)	4,236,013	9,597,359

Xunlei Limited (formerly known as "Giganology Limited")

Notes to consolidated financial statements (continued)

(Amounts expressed in United States dollars ("USD") unless otherwise stated)

22.  Certain risks and concentration (continued)

	Years ended December 31,
	2008	2009	2010

Net cash provided by operating activities	4,662,692	8,911,266	11,394,282
Net cash used in investing activities	(3,158,239)	(3,484,301)	(13,260,737)
Net cash provided by financing activities	—	—	4,063,338

	1,504,453	5,426,965	2,196,883

Foreign exchange risk

The Group's financing activities are denominated in USD. The RMB is not freely convertible into foreign currencies. Remittances of foreign currencies into the PRC and exchange of foreign currencies into RMB require approval by foreign exchange administrative authorities and certain supporting documentation. The State Administration for Foreign Exchange, under the authority of the People's Bank of China, controls the conversion of RMB into other currencies.

The revenues and expenses of the Company's subsidiaries, consolidated VIE and its subsidiaries are generally denominated in RMB and their assets and liabilities are denominated in RMB.

Concentration of customer risk

The Group depends on a limited number of customers for a significant portion of the revenues. The top 10 customers accounted for 60%, 63% and 52% of the net revenues for the years ended December 31, 2008, 2009 and 2010, respectively. Prior to entering into sales agreements, the Group performs credit assessments of its customers to assess the credit history of its customers. Further, the Group has not experienced any significant bad debts with respect to its accounts receivable.

The following table summarizes the percentage of the Company's revenues from customer with over 10% of total revenues:

	Years ended December 31,
	2008	2009	2010

Customer
A	16%	*	*
B	*	10%	*
C	18%	14%	*
D	12%	*	*

Xunlei Limited (formerly known as "Giganology Limited")

Notes to consolidated financial statements (continued)

(Amounts expressed in United States dollars ("USD") unless otherwise stated)

22.  Certain risks and concentration (continued)

The following table summarizes the percentage of the Company's accounts receivable from customer with over 10% of total accounts receivable:

	December 31, 2009	December 31, 2010

Customer
C	12%	*
D	*	*
E	16%	11%
F	*	11%

*      Less than 10%.

Credit risk

As of December 31, 2009 and 2010, substantially all of the Group's cash and cash equivalents were held at reputable financial institutions in the jurisdictions where the Group and its subsidiaries are located. The Group believes that it is not exposed to unusual risks as these financial institutions have high credit quality. The Group has not experienced any losses on its deposits of cash and cash equivalents.

23.  Subsequent events

The Group evaluated subsequent events through January 1, 2011 to June 8, 2011, which is the date when the consolidated financial statements were issued.

Change of name

On December 30, 2010, the shareholders of the Company approved the change of the name of the Company from Giganology Limited to Xunlei Limited and it was registered with the relevant authority on January 28, 2011.

Share options grant

From January 1, 2011 to March 31, 2011, the Company granted a total of 592,632 share options to certain its employees with exercise price ranging from USD2 to USD3.8. The share options have a vesting schedule of 4 years. The company expects to record the related share based compensation expense over the vesting period.

In addition, the Company also granted a total of 841,784 share options in April to certain its employees with exercise price to be equivalent to the initial public offering price. These share options have a vesting schedule of 4 years starting from the date of QIPO.

Xunlei Limited (formerly known as "Giganology Limited")

Notes to consolidated financial statements (continued)

(Amounts expressed in United States dollars ("USD") unless otherwise stated)

23.  Subsequent events (continued)

Redesignation of common shares

In March 2011, the board of directors of the Company approved that, immediately upon completion of a QIPO, certain of the common shares held by the CEO, Mr. Sean Zou, and his affiliates will be re-designated into Class B common shares equivalent to three times the total number of Class B common shares held by the other shareholders, so that Mr. Zou will hold 75% of the total Class B common shares outstanding after conversion. At the same time, each of the existing shareholders other than Vantage Point Global Limited shall be entitled to share the remaining number of Class B common shares, or 25% of the Class B common shares outstanding, pro rata by re-designating certain shares it holds as Class B common shares. All other preferred shares and other common shares shall be automatically converted into Class A common shares on a 1-for-1 basis.

Each Class B common share is convertible into one Class A common share at any time by the holder thereof. Class A common shares are not convertible into Class B common shares under any circumstances. Upon any transfer of Class B common shares by a holder thereof to any person or entity which is not an affiliate of such holder, such Class B common shares shall be automatically and immediately converted into the equal number of Class A common shares.

Holders of Class A common shares and holders of Class B common shares have the same rights, with the exception of voting rights. Each Class B common share is entitled to ten votes on all matters subject to a shareholder vote, and each Class A common share is entitled to one vote on all matters subject to a shareholder vote.

Series C preferred shares financing

In April 2011, the Company issued and allotted 5,728,264 Series C preferred shares of par value US$0.00025 per share to certain third-party investors (the "Investors") at a purchase price of US$5.24 per share. The Company received net proceeds of approximately US$29.4 million from the Investors.

The holders of the Series C preferred shares are entitled to participate in any dividend pari passu with common shareholders of the Company on an as-converted basis, and shall be entitled to such number of votes equal to the whole number of common shares into which such Series C preferred shares are convertible. In the event of a liquidation, dissolution or winding up of the Company, the holders of Series C preferred shares have the same liquidation preference as the holders of Series B preferred shares. Each share of the Series C preferred shares is convertible at the option of the holder, at any time after the issuance of such shares, and each share can be converted into one common share of the Company. In addition, each share of the Series C preferred shares would automatically be converted into Class A common shares of the Company upon a QIPO. None of the Series C preferred shares are redeemable at the holders' option.

Xunlei Limited (formerly known as "Giganology Limited")

Notes to consolidated financial statements (continued)

(Amounts expressed in United States dollars ("USD") unless otherwise stated)

23.  Subsequent events (continued)

The Company is currently evaluating the accounting implications associated with the issuance of Series C preferred shares at a price, which may be lower than the share offer price in a QIPO. A deemed distribution to the shareholders might need to be recognised in the future financial statements of the Company.

Exercise of share options

In April 2011, the two founders of the Company exercised 8,410,200 share options which resulted in 8,410,200 common shares were issued and USD2,103 was received by the Company.

24.  Restricted net assets

Relevant PRC laws and regulations permit payments of dividends by the Company's subsidiaries, VIE and VIE's subsidiaries in China only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. In addition, the Company's subsidiaries, VIE and VIE's subsidiaries in China are required to made certain appropriation of net after-tax profits or increase in net assets to the statutory surplus fund (see Note 2(v)) prior to payment of any dividends. As a result of these and other restrictions under PRC laws and regulations, the Company's subsidiaries, VIE and VIE's subsidiaries in China are restricted in their ability to transfer their net assets to the Company in terms of cash dividends, loans or advances, which restricted portion amounted to USD 17,767,793 and USD 20,314,405 as of December 31, 2009 and 2010, respectively. Even though the Company currently does not require any such dividends, loans or advances from the PRC subsidiaries, VIE and VIE's subsidiaries for working capital and other funding purposes, the Company may in the future require additional cash resources from the Company's subsidiaries, VIE and a VIE's subsidiaries in China due to changes in business conditions, to fund future acquisitions and development, or merely to declare and pay dividends to make distributions to shareholders.

25.  Additional information: condensed financial statements of the company

Regulation S-X require condensed financial information as to financial position, changes in financial position and results of operations of a parent company as of the same dates and for the same periods for which audited consolidated financial statements have been presented when the restricted net assets of consolidated and unconsolidated subsidiaries together exceed 25 percent of consolidated net assets as of the end of the most recently completed fiscal year.

The Company records its investment in its subsidiaries, VIE and VIE's subsidiaries under the equity method of accounting. Such investments are presented on the separate condensed balance sheets of the Company as "Long-term investments".

The subsidiaries did not pay any dividends to the Company for the periods presented. Certain information and footnote disclosures generally included in financial statements prepared in

Xunlei Limited (formerly known as "Giganology Limited")

Notes to consolidated financial statements (continued)

(Amounts expressed in United States dollars ("USD") unless otherwise stated)

25.  Additional information: condensed financial statements of the company (continued)

accordance with US GAAP have been condensed and omitted. The footnote disclosures represent supplemental information relating to the operations of the Company, as such, these statements should be read in conjunction with the notes to the consolidated financial statements of the Group.

The Company did not have significant capital and other commitments, long-term obligations, or guarantees as of December 31, 2009 and 2010.

Condensed balance sheets

	December 31, 2009	December 31, 2010

Assets
Current assets:
Cash and cash equivalents	9,846,033	10,218,530
Due from related parties	130,153	—
Prepayments and other current assets	—	10,010

Total current assets	9,976,186	10,228,540

Non-current assets:
Intangible assets, net	783,333	583,333
Investments in subsidiaries and consolidated VIEs	18,120,875	27,577,687

Total assets	28,880,394	38,389,560

Liabilities
Current liabilities:
Due to consolidated VIEs	292,629	292,629
Other payables	865,184	1,051,131

Total liabilities	1,157,813	1,343,760

Commitments and contingencies
Shareholders' equity
Series B convertible non-redeemable preferred shares	7,577	7,577
Series A-1 convertible non-redeemable preferred shares	9,100	9,100
Series A convertible non-redeemable preferred shares	6,604	6,604
Common shares	13,259	13,259
Other shareholders' equity	27,686,041	37,009,260

Total Xunlei Limited's shareholders' equity	27,722,581	37,045,800

Total liabilities and shareholders' equity	28,880,394	38,389,560

Xunlei Limited (formerly known as "Giganology Limited")

Notes to consolidated financial statements (continued)

(Amounts expressed in United States dollars ("USD") unless otherwise stated)

25.  Additional information: condensed financial statements of the company (continued)

Condensed statements of operations

	Years ended December 31,
	2008	2009	2010

Revenues, net of rebates and discounts (note 17)	2,623,947	—	—
Less: business taxes and surcharges	—	—	—

Net revenues	2,623,947	—	—
Cost of revenues	—	—	—

Gross profit	2,623,947	—	—

Operating expenses
General and administrative expenses	(969,516)	(429,557)	(1,277,445)

Total operating expenses	(969,516)	(429,557)	(1,277,445)

Operating income (loss)	1,654,431	(429,557)	(1,277,445)

Interest income	431,813	58,518	11,776
Other income (loss), net	(2,284,794)	722,479	—
Income (loss) from subsidiaries and consolidated VIEs	(4,378,087)	5,095,343	9,731,847

Income (loss) before income tax	(4,576,637)	5,446,783	8,466,178
Income tax	—	—	—

Net income (loss)	(4,576,637)	5,446,783	8,466,178
Net income (loss) attributable to the non-controlling interest	—	—	—

Net income (loss) attributable to Xunlei Limited's common shareholders	(4,576,637)	5,446,783	8,466,178

Xunlei Limited (formerly known as "Giganology Limited")

Notes to consolidated financial statements (continued)

(Amounts expressed in United States dollars ("USD") unless otherwise stated)

25.  Additional information: condensed financial statements of the company (continued)

Condensed statement of cash flows

	Years ended December 31,
	2008	2009	2010

Cash flows from operating activities
Net cash (used in)/generated from operating activities	865,288	810,231	(759,579)
Cash flows from investing activities
Net cash (used in)/generated from investing activities	(10,100,000)	(400,000)	1,132,076
Cash flows from financing activities
Net cash used in financing activities	(1,000,000)	(82,291)	—

Net increase (decrease) in cash and cash equivalents	(10,234,712)	327,940	372,497
Cash and cash equivalents at beginning of year	19,752,805	9,518,093	9,846,033
Effect of exchange rates on cash and cash equivalents	—	—	—

Cash and cash equivalents at end of year	9,518,093	9,846,033	10,218,530

Xunlei Limited (formerly known as "Giganology Limited")

Unaudited consolidated balance sheets

(Amounts expressed in United States dollars ("USD") unless otherwise stated)	Note	December 31, 2010	March 31, 2011	Pro Forma at March 31, 2011

ASSETS
Current assets:
Cash and cash equivalents	3	21,353,309	20,558,921	20,558,921
Accounts receivable, net	4	18,794,428	22,708,098	22,708,098
Prepayments and other current assets	5	2,154,696	3,467,031	3,467,031
Deferred tax assets, current portion		476,256	699,654	699,654
Copyrights related to content, current portion	7	2,469,518	2,987,811	2,987,811

Total current assets		45,248,207	50,421,515	50,421,515

Non-current assets:
Deferred tax assets		639,895	626,308	626,308
Property and equipment, net	6	9,821,064	10,427,948	10,427,948
Intangible assets, net	7	3,121,210	3,871,071	3,871,071

Total assets		58,830,376	65,346,842	65,346,842

LIABILITIES
Current liabilities:
Accounts payable		2,591,787	4,113,136	4,113,136
Due to a related party	15	49,572	—	—
Income tax payable		7,029	7,100	7,100
Deferred revenue, current portion	8	4,085,947	5,099,349	5,099,349
Accrued liabilities and other payables	9	10,711,187	12,325,679	12,325,679

Total current liabilities		17,445,522	21,545,264	21,545,264

Non-current liabilities:
Deferred government grant		3,623,900	3,660,545	3,660,545
Deferred revenue, non-current portion	8	256,693	320,298	320,298

Total liabilities		21,326,115	25,526,107	25,526,107

Commitments and contingencies

Xunlei Limited (formerly known as "Giganology Limited")

Unaudited consolidated balance sheets (continued)

(Amounts expressed in United States dollars ("USD") unless otherwise stated)	Note	December 31, 2010	March 31, 2011	Pro Forma at March 31, 2011

Equity
Series B convertible non-redeemable preferred shares USD0.00025 par value, 30,308,284 shares authorized, 30,308,284 shares issued and outstanding as at March 31, 2011 (unaudited) and December 31, 2010, nil outstanding on a pro-forma basis as at March 31, 2011		7,577	7,577	—
Series A-1 convertible non-redeemable preferred shares USD0.00025 par value, 36,400,000 shares authorized, 36,400,000 shares issued and outstanding as at March 31, 2011 (unaudited) and December 31, 2010, nil outstanding on a pro-forma basis as at March 31, 2011		9,100	9,100	—
Series A convertible non-redeemable preferred shares USD0.00025 par value, 27,932,000 shares authorized, 26,416,560 shares issued and outstanding as at March 31, 2011 (unaudited) and December 31, 2010, nil outstanding on a pro-forma basis as at March 31, 2011		6,604	6,604	—
Common shares USD0.00025 par value, 186,395,936 shares authorized, 53,037,172 shares issued and outstanding as at March 31, 2011 (unaudited) and December 31, 2010, nil outstanding on a pro-forma basis as at March 31, 2011	11	13,259	13,259	—
Class A common shares USD0.00025 par value, 0 share authorized, 0 share issued and outstanding as at December 31, 2010, 107,177,992 outstanding on a pro-forma basis as at March 31, 2011	11	—	—	26,794
Class B common shares USD0.00025 par value, 0 share authorized, 0 share issued and outstanding as at December 31, 2010, 38,984,024 outstanding on a pro-forma basis as at March 31, 2011	11	—	—	9,746
Additional paid-in-capital		28,537,663	28,796,295	28,796,295
Accumulated other comprehensive income		1,252,176	1,535,350	1,535,350
Statutory reserve		1,554,494	1,554,494	1,554,494
Retained earnings		5,664,927	7,544,874	7,544,874

Total Xunlei Limited's shareholders' equity		37,045,800	39,467,553	39,467,553

Non-controlling interest	12	458,461	353,182	353,182

Total shareholder's equity		37,504,261	39,820,735	39,820,735

Total liabilities and shareholders' equity		58,830,376	65,346,842	65,346,842

The accompanying notes are an integral part of these consolidated financial statements.

Xunlei Limited (formerly known as "Giganology Limited")

Unaudited condensed consolidated statements of operations

		Three months ended March 31,
(Amounts expressed in United States dollars ("USD") unless otherwise stated)
	Note	2010	2011

Revenue, net of rebates and discounts		7,755,280	15,359,573
Less: business taxes and surcharges		(517,710)	(1,020,844)

Net revenue		7,237,570	14,338,729
Cost of revenue	10	(2,244,206)	(5,538,053)

Gross profit		4,993,364	8,800,676
Operating expenses
Research and development expense		(1,249,331)	(2,181,975)
Sales and marketing expenses		(935,377)	(2,227,495)
General and administrative expenses		(1,356,373)	(2,919,675)

Total operating expenses		(3,541,081)	(7,329,145)

Operating income		1,452,283	1,471,531
Interest income		19,934	31,339
Other income (loss), net	17	(4,337)	69,211

Income before income tax		1,467,880	1,572,081
Income tax benefit		69,356	198,156

Net income		1,537,236	1,770,237
Net loss attributable to the non-controlling interest		2,426	109,710

Net income attributable to Xunlei Limited		1,539,662	1,879,947
Allocation of net income to participating preferred shareholders		(980,919)	(1,197,715)

Net income attributable to Xunlei Limited's common shareholders		558,743	682,232

Net income per share—basic	14	0.01	0.01
Net income per share—diluted	14	0.01	0.01
Weighted average number of common shares outstanding—basic		53,037,172	53,037,172
Weighted average number of common shares outstanding—diluted		70,144,618	75,428,013
Unaudited pro forma net income per share—basic	21		0.01
Unaudited pro forma net income per share—diluted	21		0.01
Unaudited pro forma weighted average common shares outstanding—basic			146,162,016
Unaudited pro forma weighted average common shares outstanding—diluted			168,552,857

The accompanying notes are an integral part of these consolidated financial statements.

Xunlei Limited (formerly known as "Giganology Limited")
Unaudited condensed consolidated statements of changes in shareholders' equity and comprehensive income

		Series B convertible non-redeemable preferred share				Series A convertible non-redeemable preferred share
				Series A-1 convertible non-redeemable preferred shares
								Common shares		Additional paid-in capital	(Accumulated losses)/ Retained earnings		Accumulated other comprehensive income	Total shareholders' equity	Non- controlling interest
(Amounts expressed in United States dollars ("USD") unless otherwise stated)	Comprehensive Income (Loss)											Statutory reserve
		Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount

Balance at December 31, 2010		30,308,284	7,577	36,400,000	9,100	26,416,560	6,604	53,037,172	13,259	28,537,663	5,664,927	1,554,494	1,252,176	37,045,800	458,461
Share-based compensation		—	—	—	—	—	—	—	—	258,632	—	—	—	258,632	—
Components of comprehensive income:
Net income	1,770,237	—	—	—	—	—	—	—	—	—	1,879,947	—	—	1,879,947	(109,710)
Translation adjustments	287,605	—	—	—	—	—	—	—	—	—	—	—	283,174	283,174	4,431

Total comprehensive income	2,057,842
Balance at March 31, 2011 (Unaudited)		30,308,284	7,577	36,400,000	9,100	26,416,560	6,604	53,037,172	13,259	28,796,295	7,544,874	1,554,494	1,535,350	39,467,553	353,182

Balance at December 31, 2009		30,308,284	7,577	36,400,000	9,100	26,416,560	6,604	53,037,172	13,259	28,204,194	(2,158,800)	912,043	728,604	27,722,581	—
Share-based compensation		—	—	—	—	—	—	—	—	59,717	—	—	—	59,717	—
Contribution by non-controlling interest holders		—	—	—	—	—	—	—	—	—	—	—	—	—	87,888
Components of comprehensive income:
Net income	1,537,236	—	—	—	—	—	—	—	—	—	1,539,662	—	—	1,539,662	(2,426)
Translation adjustments	5,154	—	—	—	—	—	—	—	—	—	—	—	5,162	5,162	(8)

Total comprehensive income	1,542,390

Balance at March 31, 2010 (Unaudited)		30,308,284	7,577	36,400,000	9,100	26,416,560	6,604	53,037,172	13,259	28,263,911	(619,138)	912,043	733,766	29,327,122	85,454

The accompanying notes are an integral part of these consolidated financial statements.

Xunlei Limited (formerly known as "Giganology Limited")

Unaudited condensed consolidated
statements of cash flows

	Three months ended March 31,
(Amounts expressed in United States dollars ("USD") unless otherwise stated)
	2010	2011

Cash flows from operating activities
Net income	1,537,236	1,770,237
Adjustments to reconcile net income to net cash (used in)/generated from operating activities
—Depreciation of property and equipment	411,718	709,777
—Amortization of intangible assets	415,826	1,426,597
—Allowance for doubtful accounts	36,621	76,120
—Share-based compensation	59,717	258,633
—Deferred taxes	(69,356)	(198,156)
Changes in operating assets and liabilities:
—Accounts receivable	1,094,349	(3,778,948)
—Prepayment and other assets	(293,246)	346,422
—Due from/to related parties	(106,155)	—
—Accounts payable	302,116	400,782
—Deferred revenue	534,554	1,026,687
—Accrued liabilities and other payables	198,050	1,070,809

Net cash generated from operating activities	4,121,430	3,108,960

Cash flows from investing activities
Purchase of property and equipment	(575,190)	(1,564,953)
Purchase of intangible assets	(756,136)	(2,231,950)
Loan to employees	(22,712)	(149,270)
Advance to a shareholder	(87,895)	—

Net cash used in investing activities	(1,441,933)	(3,946,173)

Cash flows from financing activities
Contribution by non-controlling interest shareholder	87,888	—
Payment of deferred initial public offering cost	—	(61,009)

Net cash generated from (used in) financing activities	87,888	(61,009)
Net increase (decrease) in cash and cash equivalents	2,767,385	(898,222)
Cash and cash equivalents at beginning of period	18,947,416	21,353,309
Effect of exchange rates on cash and cash equivalents	3,259	103,834

Cash and cash equivalents at end of period	21,718,060	20,558,921

Supplemental disclosure of cash flow information
Non cash investing and financing activities
—Acquisition of property and equipment in form of other payables	1,580,401	1,317,626
—Purchase of intangible assets in form of accounts payable	1,418,655	2,454,178
—Initial public offering related public offerings related cost in form of accrued expenses	—	710,578

The accompanying notes are an integral part of these consolidated financial statements.

Xunlei Limited (formerly known as "Giganology Limited")

Notes to unaudited condensed consolidated
financial statements

(Amounts expressed in United States dollars ("USD") unless otherwise stated)

1.     Organization and nature of operations

Xunlei Limited (the "Company") was incorporated under the law of Cayman Islands ("Cayman") as a limited liability company on February 3, 2005 under the name of Giganology Limited. On December 30, 2010, the shareholders of the Company approved the change of the name of the Company from Giganology Limited to Xunlei Limited and it was registered with the relevant authority on January 28, 2011.

The accompanying consolidated financial statements include the financial statements of the Company, its subsidiaries, its variable interest entity ("VIE") and the VIE's subsidiaries (collectively referred to as the "Group") as follows:

Name of entities	Place of incorporation	Date of incorporation	Relationship	% of direct or indirect economic ownership	Principal activities

Shenzhen Xunlei Networking Technologies, Co., Ltd.	China	January 2003	VIE	100%	Development of software, provision of online and related advertising, membership subscription and online game services; as well as sales of software licenses
Giganology (Shenzhen) Co. Ltd.	China	June 2005	Subsidiary	100%	Development of computer software and provision of information technology services to related companies
Xunlei Network Technologies Limited	British Virgin Islands	February 2011	Subsidiary	100%	Inactive
Xunlei Network Technologies Limited	Hong Kong	March 2011	Subsidiary	100%	Inactive
Shenzhen Fengdong Networking Technologies, Co., Ltd. ("Fengdong")	China	December 2005	VIE's subsidiary	100%	Development of software for related companies
155 Networking (Shenzhen) Co., Ltd.	China	August 2008	VIE's subsidiary	100%	Development of software for related companies
Xunlei Software (Beijing) Co., Ltd.	China	June 2009	VIE's subsidiary	100%	Development of software for related companies
Xunlei Software (Shenzhen) Co., Ltd.	China	January 2010	VIE's subsidiary	100%	Provision of software technology development for related companies

Xunlei Limited (formerly known as "Giganology Limited")

Notes to unaudited condensed consolidated
financial statements (continued)

(Amounts expressed in United States dollars ("USD") unless otherwise stated)

1.     Organization and nature of operations (continued)

Name of entities	Place of incorporation	Date of incorporation	Relationship	% of direct or indirect economic ownership	Principal activities

Xunlei Software (Nanjing) Co., Ltd. ("Xunlei Nanjing")	China	January 2010	VIE's subsidiary	100%	Development of computer software and online games for related companies and provision of advertising services
Xunlei Games Development (Shenzhen) Co., Ltd.	China	February 2010	VIE's subsidiary	70%	Development of online game and computer software for related companies and provision of advertising services

The Company and its subsidiaries and consolidated variable interest entities ("VIE," together, the "Group") engages primarily in the provision of online advertising services on its websites, premium downloading services to its members and online game platforms for game developers and users.

2.     Summary of significant accounting policies

(a)
Basis of presentation and use of estimates

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America for interim financial information and with the instructions to Rule 10-01 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by accounting principles generally accepted in the United States of America for complete financial statements. The unaudited interim condensed consolidated financial statements have been prepared on the same basis as the annual audited consolidated financial statements. In the opinion of management, all adjustments, consisting of normal recurring adjustments necessary for the fair statement of results for the periods presented, have been included. The results of operations of any interim period are not necessarily indicative of the results of operations for the full year or any other interim period.

The preparation of condensed consolidated financial statements requires management to make estimates and assumptions that affect the recorded amounts reported therein. A change in facts or circumstances surrounding the estimate could result in a change to estimates and impact future operating results.

The unaudited condensed consolidated financial statements and related disclosures have been prepared with the presumption that users of the interim unaudited condensed consolidated financial statements have read or have access to the audited consolidated financial statements

Xunlei Limited (formerly known as "Giganology Limited")

Notes to unaudited condensed consolidated
financial statements (continued)

(Amounts expressed in United States dollars ("USD") unless otherwise stated)

2.     Summary of significant accounting policies (continued)

for the preceding fiscal year. The condensed consolidated balance sheet at December 31, 2010 has been derived from the audited financial statements at that date but does not include all the information and footnotes required by accounting principles generally accepted in the United States of America. Accordingly, these unaudited condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto for the year ended December 31, 2010.

(b)
Segment reporting

The Group's Chief Executive Officer has been identified as the chief operating decision maker, who reviews consolidated operating results of the Group when making decisions about allocating resources and assessing performance of the Group as a whole. Hence, the Group operates and manages its business as a single segment. All revenues were derived from China for the three months ended March 31, 2010 and 2011 based on the country in which the customers are located.

(c)
Profit appropriation and statutory reserves

The Group's subsidiaries, consolidated VIE and its subsidiaries incorporated in the PRC are required on an annual basis to make appropriations of retained earnings set at certain percentage of after-tax profit determined in accordance with PRC accounting standards and regulations ("PRC GAAP"). Appropriation to the statutory general reserve should be at least 10% of the after-tax net income determined in accordance with the legal requirements in the PRC until the reserve is equal to 50% of the entities' registered capital. The Group is not required to make appropriation to other reserve funds and the Group does not have any intentions to make appropriations to any other reserve funds.

The general reserve fund can only be used for specific purposes, such as setting off the accumulated losses, enterprise expansion or increasing the registered capital. Appropriations to the general reserve funds are classified in the consolidated balance sheets as statutory reserves.

There are no legal requirements in the PRC to fund these reserves by transfer of cash to restricted accounts, and the Group does not do so.

The following table presents the balances of registered capital, additional paid-in-capital and statutory reserves of entities within the Group incorporated in China as of December 31, 2010

Xunlei Limited (formerly known as "Giganology Limited")

Notes to unaudited condensed consolidated
financial statements (continued)

(Amounts expressed in United States dollars ("USD") unless otherwise stated)

2.     Summary of significant accounting policies (continued)

and March 31, 2011 for the Group's reporting purpose in China as determined under generally accepted accounting principles in China:

The following table presents the balance of the Group's registered capital, additional paid-in-capital and statutory reserves as of entities within the Group incorporated in China for the Group's reporting purpose in China, as determined under generally accepted accounting principles in China:

	December 31, 2010	March 31, 2011

Registered capital	18,599,291	18,599,291
Additional paid in capital	160,620	160,620
Statutory reserve	1,554,494	1,554,494

Total	20,314,405	20,314,405

As of December 31, 2010 and March 31, 2011 the amounts free of restriction for distribution were USD16,731,395 and USD19,153,148, respectively.

(d)
Recent US accounting pronouncements

In October 2009, the FASB issued ASU No. 2009-13 ("ASU 2009-13"), Multiple-Deliverable Revenue Arrangements. ASU 2009-13 amends ASC 605-25 regarding revenue arrangements with multiple deliverables. This update addresses how to determine whether an arrangement involving multiple deliverables contains more than one unit of accounting, and how the arrangement consideration should be allocated among the separate units of accounting. The Group adopted this standard effective January 1, 2011 and the adoption did not have a material impact on its consolidated financial statements.

In January 2010, the FASB issued ASU No. 2010-06 ("ASU 2010-06"), Fair Value Measurements and Disclosures: Improving Disclosures about Fair Value Measurements. ASU 2010-06 amends ASC topic 820 ("ASC 820"), Fair Value Measurements and Disclosures to require a number of additional disclosures regarding (1) the different classes of assets and liabilities measured at fair value, (2) the valuation techniques and inputs used, (3) the activity in Level 3 fair value measurements and (4) the transfers between Level 1, 2 and 3. The new disclosures and clarifications of existing disclosures are effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances, and settlements in the roll forward of activity in Level 3 fair value measurements. Those disclosures are effective for fiscal years beginning after December 15, 2010, and for interim

Xunlei Limited (formerly known as "Giganology Limited")

Notes to unaudited condensed consolidated
financial statements (continued)

(Amounts expressed in United States dollars ("USD") unless otherwise stated)

2.     Summary of significant accounting policies (continued)

periods within those fiscal years. The Group adopted this standard effective January 1, 2011 and the adoption did not have a material impact on its consolidated financial statements.

In December 2010, FASB issued revised guidance on "When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts." The revised guidance specifies that an entity with reporting units that have carrying amounts that are zero or negative is required to assess whether it is more likely than not that the reporting units' goodwill is impaired. If the entity determines that it is more likely than not that the goodwill of one or more of its reporting units is impaired, the entity should perform Step 2 of the goodwill impairment test for those reporting unit(s). Any resulting goodwill impairment should be recorded as a cumulative-effect adjustment to beginning retained earnings in the period of adoption. Any goodwill impairments occurring after the initial adoption of the revised guidance should be included in earnings as required by Section 350-20-35. The revised guidance is effective for fiscal year beginning after December 15, 2010. Early adoption is not permitted. The Company adopted this amendment effective January 1, 2011 and the adoption did not have any impact on its financial position, results of operations or cash flows

3.     Cash and cash equivalents

Cash and cash equivalents represent cash on hand, demand deposits placed with banks or other financial institutions, which have original maturities of three months or less. Cash and cash equivalents balance as of March 31, 2011 and December 31, 2010 primarily consist of the following currencies:

	December 31, 2010		March 31, 2011
	Amount	USD equivalent	Amount	USD equivalent

RMB	73,742,302	11,134,779	70,192,528	10,705,955
USD	10,218,084	10,218,084	9,852,558	9,852,558
HKD	3,473	446	3,173	408

Total		21,353,309		20,558,921

4.     Accounts receivable

	December 31, 2010	March 31, 2011

Accounts receivable	20,290,968	24,280,899
Less: Allowance for doubtful accounts	(1,496,540)	(1,572,801)

Accounts receivable, net	18,794,428	22,708,098

Xunlei Limited (formerly known as "Giganology Limited")

Notes to unaudited condensed consolidated
financial statements (continued)

(Amounts expressed in United States dollars ("USD") unless otherwise stated)

5.     Prepayments and other current assets

	December 31, 2010	March 31, 2011

Advance to suppliers	523,899	1,103,662
Loans to employees	715,343	884,942
Advance to employees for business purpose	484,786	46,373
Rental and other deposits	258,374	418,160
Deferred initial public offering costs	—	771,587
Others	172,294	242,307

Total	2,154,696	3,467,031

6.     Property and equipment

Property and equipment consist of the following:

	December 31, 2010	March 31, 2011

Servers and network equipment	12,239,072	13,432,847
Computer equipment	923,158	1,049,952
Furniture, fixture and office equipment	143,363	145,400
Motor vehicle	313,319	316,487
Leasehold improvement	716,766	754,626
Less: accumulated depreciation	(4,514,614)	(5,271,364)

Total, net	9,821,064	10,427,948

Depreciation expense recognized for the three months ended March 31, 2011 and 2010 are summarized as follows:

	Three months ended March 31,
	2010	2011

Cost of revenues	308,682	586,314
General and administrative expenses	95,933	114,730
Sales and marketing expenses	7,103	8,733

Total	411,718	709,777

Xunlei Limited (formerly known as "Giganology Limited")

Notes to unaudited condensed consolidated
financial statements (continued)

(Amounts expressed in United States dollars ("USD") unless otherwise stated)

7.     Intangible assets

The following table presents movement of intangible assets:

	December 31, 2010			March 31, 2011
	Cost	Amortization	Net book value	Cost	Amortization	Net book value
Copyrights related to content	6,194,593	(2,323,861)	3,870,732	7,821,443	(2,914,786)	4,906,657
Internal use software development costs	528,485	—	528,485	668,115	—	668,115
Online game licenses	754,979	(146,801)	608,178	762,614	(211,837)	550,777
Acquired computer software	1,000,000	(416,667)	583,333	1,000,000	(466,667)	533,333
Domain name	—	—	—	200,000	—	200,000

	8,478,057	(2,887,329)	5,590,728	10,452,172	(3,593,290)	6,858,882
Less: Copyrights related to content, current portion			(2,469,518)			(2,987,811)

			3,121,210			3,871,071

Amortization expense recognized for the three months ended March 31, 2011 and 2010 are summarized as follows:

	Three months ended March 31,
	2010	2011

Cost of revenue	365,826	1,261,592
General and administrative expenses	50,000	50,000

Total	415,826	1,311,592

The estimated aggregate amortization expense for each of the next five years as of March 31, 2011 is:

	Copyrights related to content	Others

Year ending March 31, 2012	2,987,811	549,881
Year ending March 31, 2013	1,351,416	716,910
Year ending March 31, 2014	521,271	438,406
Year ending March 31, 2015	221,038	207,029
Year ending March 31, 2016	151,785	40,000

Xunlei Limited (formerly known as "Giganology Limited")

Notes to unaudited condensed consolidated
financial statements (continued)

(Amounts expressed in United States dollars ("USD") unless otherwise stated)

7.     Intangible assets (continued)

The weighted average amortization periods of intangible assets as at March 31, 2011 and December 31, 2010 are as below:

	December 31, 2010	March 31, 2011

Copyrights related to content	2.3	2.5
Acquired computer software	5.0	5.0
Internal use software development costs (note a)	—	—
Online game licenses	3.0	3.0
Domain name (note b)	—	—

Total	2.7	2.8

Note a: Since the related software had not yet been put into use as at March 31, 2011, no amortization period is determined and no amortization charge was recognized.

Note b: The domain name was acquired towards end of March 31, 2011, accordingly, there was no amortization had been recognized for the three months ended March 31, 2011. The estimated amortization period of domain name is 5 years.

8.  Deferred revenue

	December 31, 2010	March 31, 2011

Online game revenue	975,433	759,561
Membership revenue	3,367,207	4,660,086

Total	4,342,640	5,419,647
Less: non-current portion	(256,693)	(320,298)

Deferred revenue, current portion	4,085,947	5,099,349

Deferred revenue represents prepaid membership subscriptions under the VIP membership program and unamortized portion of online game revenue arising from sales of in-game virtual items.

Xunlei Limited (formerly known as "Giganology Limited")

Notes to unaudited condensed consolidated
financial statements (continued)

(Amounts expressed in United States dollars ("USD") unless otherwise stated)

9.     Accrued liabilities and other payables

	December 31, 2010	March 31, 2011

Payroll and welfare	1,283,118	2,121,061
Receipts in advance from customers	1,867,100	1,412,712
Agency commissions and rebates—online advertisement	3,320,185	4,409,712
Tax levies	1,159,792	1,196,722
Payables for purchase of equipment	1,580,401	1,317,626
Legal and litigation related expenses (Note 15)	129,856	185,391
Professional fees	604,964	229,368
Accrued initial public offering costs	—	700,568
Others	765,771	752,519

Total	10,711,187	12,325,679

10.  Cost of revenues

	Three months ended March 31
	2010	2011

Bandwidth costs	1,139,251	2,324,094
Depreciation of servers and other equipment	308,682	586,314
Content costs, including amortization	585,337	1,421,979
Payment handing fees and others	210,936	1,205,666

Total	2,244,206	5,538,053

11.  Common shares

The Company's Memorandum and Articles of Association authorized the Company to issue 186,395,936 shares of US$0.00025 par value per common share. In April 2011, the Company's authorized shares were increased to 195,504,449 shares. Each common share is entitled to one vote. The holders of common shares are also entitled to receive dividends whenever funds are legally available and when declared by the Board of Directors, subject to prior rights of holders of all other classes of shares outstanding. As of December 31, 2010 and March 31, 2011, there were 53,037,172 common shares outstanding.

In March 2011, the board of directors of the Company approved that, immediately upon completion of a QIPO, certain of the common shares held by the CEO, Mr. Sean Zou, and his affiliates will be re-designated into Class B common shares equivalent to three times the total number of Class B common shares held by the other shareholders, so that Mr. Zou will hold

Xunlei Limited (formerly known as "Giganology Limited")

Notes to unaudited condensed consolidated
financial statements (continued)

(Amounts expressed in United States dollars ("USD") unless otherwise stated)

11.  Common shares (continued)

75% of the total Class B common shares outstanding after conversion. At the same time, each of the existing shareholders other than Vantage Point Global Limited shall be entitled to share the remaining number of Class B common shares, or 25% of the Class B common shares outstanding, pro rata by re-designating certain shares it holds as Class B common shares. All other preferred shares and other common shares shall be automatically converted into Class A common shares on a 1-for-1 basis.

Each Class B common share is convertible into one Class A common share at any time by the holder thereof. Class A common shares are not convertible into Class B common shares under any circumstances. Upon any transfer of Class B common shares by a holder thereof to any person or entity which is not an affiliate of such holder, such Class B common shares shall be automatically and immediately converted into the equal number of Class A common shares. Holders of Class A common shares and holders of Class B common shares have the same rights, with the exception of voting rights. Each Class B common share is entitled to ten votes on all matters subject to a shareholder vote, and each Class A common share is entitled to one vote on all matters subject to a shareholder vote.

12.  Non-controlling interest

Non-controlling interest include the interest owned by a shareholder of the Company in a subsidiary of the consolidated VIE.

In February 2010, Xunlei set up a new subsidiary named Xunlei Games Development (Shenzhen) Co., Ltd ("Xunlei Games") and holds 70% of its equity interests. Up to and as at March 31, 2010, a shareholder of the Company contributed RMB 600,000 (equivalent to USD87,888) and holds 30% equity interests in Xunlei Games, which was accounted for as a non-controlling interest of the Group. As at December 31, 2010 and March 31, 2011, the amount contributed by that shareholder was RMB 3,000,000 (equivalent to USD439,438).

13.  Share-based compensation

The Company grants share options to employees, officers, directors, advisors or consultants of the Group. These options were granted with exercise prices denominated in USD, which is the functional currency of the Company. All options were granted to employees and officers for the three months ended March 31, 2010 and 2011. The maximum term of any issued stock option is seven years from the grant date. Stock options granted vest over a four-year schedule as stated below:

(1)
One-fourth of the options shall be vested upon the first anniversary of the grant date;

Xunlei Limited (formerly known as "Giganology Limited")

Notes to unaudited condensed consolidated
financial statements (continued)

(Amounts expressed in United States dollars ("USD") unless otherwise stated)

13.  Share-based compensation (continued)

(2)
The remaining three quarters of the options shall be vested on monthly basis over the next thirty-six months. (1/48 of options shall be vested per month subsequently)

All share-based payments for the three months ended March 31, 2010 and 2011 were measured based on their grant-date fair values. Compensation expense is recognized on a straight-line basis over the requisite service period.

In December 2010, the Group adopted a share incentive plan, which is referred to as the 2010 Share Option Plan ("the 2010 Plan"). The purpose of the plan is to attract and retain the best available personnel by linking the personal interests of the members of the board, employees, and consultants to the success of the Group's business and by providing such individuals with an incentive for outstanding performance to generate superior returns for our shareholders. Under the 2010 Plan, the maximum number of shares in respect of which options, restricted shares, or restricted share units may be granted is 26,822,828 shares (excluding the share options previously granted to the directors who are the founders of the Company).

The following table summarizes the stock option activity for the three months ended March 31, 2011:

	Number of shares	Weighted average exercise price (US$)	Weighted average grant-date fair value (US$)	Weighted average remaining contractual life (years)	Aggregate intrinsic value (US$)

Outstanding, December 31, 2010	28,127,770	0.77		5.02	78,653,882
Granted	592,632	3.70	3.19
Forfeited	(211,566)	2.36

Outstanding, March 31, 2011	28,508,836	0.82		4.82	137,791,425

Vested and expected to vest at March 31, 2011	27,645,361	0.77		4.82	134,304,306

Exercisable at March 31, 2011	22,049,887	0.38		4.51	115,578,614

Forfeitures are estimated at the time of grant. If necessary, forfeitures are revised in subsequent periods if actual forfeitures differ from those estimates. Based upon the Company's historical and expected forfeitures for stock options granted, the directors of the Company estimated that its future forfeiture rate would be 14% for employees and nil for directors and advisors.

The aggregate intrinsic value in the table above represents the difference between the estimated fair value of the Company's common shares as of March 31, 2011 and the exercise price.

Xunlei Limited (formerly known as "Giganology Limited")

Notes to unaudited condensed consolidated
financial statements (continued)

(Amounts expressed in United States dollars ("USD") unless otherwise stated)

13.  Share-based compensation (continued)

Total fair values of options vested as of March 31, 2011 was USD1,082,307. As of March 31, 2011, there were USD6,563,449 of unrecognized share-based compensation costs related to stock options, which were expected to be recognized over a weighted-average vesting period of 3.19 years. To the extent the actual forfeiture rate is different from the Company's estimate, the actual share-based compensation related to these awards may be different from the expectation.

The Black-Scholes option pricing model is used to determine the fair value of the stock options granted to employees. The fair values of stock options granted during the three months ended March 31, 2011 were estimated using the following assumptions:

Three months ended March 31, 2011

Risk-free interest rate(1)	2.17%
Dividend yield(2)	—
Volatility rate(3)	51%
Expected term (in years)(4)	4.6

(1)   The risk-free interest rate of periods within the contractual life of the share option is based on the USD denominated China Government Bond yield as at the valuation dates.

(2)   The Company has no history or expectation of paying dividends on its common shares.

(3)   Expected volatility is estimated based on the average of historical volatilities of the comparable companies in the same industry as at the valuation dates.

(4)   The expected term is developed by assuming the share options will be exercised in the mid point between the vesting dates and maturity dates.

Total compensation costs recognized for the years ended March 31, 2010 and 2011 are as follows:

	Three months ended March 31,
	2010	2011

Sales and marketing expenses	4,389	13,709
General and administrative expenses	20,040	195,701
Research and development expenses	35,288	49,223

Total	59,717	258,633

Xunlei Limited (formerly known as "Giganology Limited")

Notes to unaudited condensed consolidated
financial statements (continued)

(Amounts expressed in United States dollars ("USD") unless otherwise stated)

14.  Basic and diluted net income per share

	Three months ended March 31,
	2010	2011

Numerator:
Net income attributable to Xunlei Limited	1,539,662	1,879,947
Allocation of net income to participating preferred shareholders	(980,919)	(1,197,715)
Dilutive effect of preferred shares	—	—
Numerator for diluted earnings per share	558,743	682,232
Denominator:
Denominator for basic net income per share-weighted average share outstanding	53,037,172	53,037,172
Dilutive effect of preferred shares	—	—
Dilutive effect of share options	17,107,446	22,390,841
Denominator for diluted net income per share	70,144,618	75,428,013
Basic net income per share	0.01	0.01
Diluted net income per share	0.01	0.01

The following common shares equivalent were excluded from the computation of diluted net income per common share for the periods presented because including them would have had an anti-dilutive effect:

	Three months ended March 31,
	2010	2011

Preferred shares—weighted average	93,124,844	93,124,844
Share options—weighted average	7,154,348	72,433

15. Related party transactions

During each of the three months ended March 31, 2011 and 2010, significant related party transactions were as follows:

	Three months ended March 31,
	2010	2011

Advance to a shareholder	87,895	—
Repayment of amount due to a shareholder	—	(49,572)

Xunlei Limited (formerly known as "Giganology Limited")

Notes to unaudited condensed consolidated
financial statements (continued)

(Amounts expressed in United States dollars ("USD") unless otherwise stated)

15. Related party transactions (continued)

As at March 31, 2011 and December 31, 2010, significant related party balances were as follows:

	December 31, 2010	March 31, 2011

Due to a shareholder	(49,572)	—

16.  Taxation

(i)
Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gains. Additionally, upon payment of dividends by the Company to its shareholders, no Cayman Islands withholding tax will be imposed.

(ii)
PRC Enterprise Income Tax ("EIT")

Giganology (Shenzhen) Co., Ltd. ("Giganology SZ"), Shenzhen Xunlei Networking Technologies, Co., Ltd ("Shenzhen Xunlei", the VIE) and its subsidiaries were all established in the Shenzhen Special Economic Zone, the PRC and they were all subject to EIT at a rate of 15% before 2008. On March 16, 2007, the PRC National People's Congress promulgated the New Enterprise Income Tax Law (the "New EIT Law"), which became effective on January 1, 2008, adopting a unified EIT rate of 25%. In addition, the New EIT Law also provides a five-year transitional period starting from its effective date for those enterprises that were established before the date of promulgation of the New EIT Law and that were entitled to preferential income tax rates under the then effective tax laws or regulations. On December 26, 2007, the State Council issued the "Circular to Implementation of the Transitional Preferential Policies for the Enterprise Income Tax". Pursuant to this Circular, the transitional income tax rates for enterprises established in the Shenzhen Special Economic Zone before March 16, 2007 are 18%, 20%, 22%, 24% and 25% for 2008, 2009, 2010, 2011 and 2012, respectively.

As approved by the relevant tax authority, Giganology SZ was further exempt from EIT for two years commencing from its first year of profitable operation after offsetting prior years' tax losses, followed by a 50% reduction for the next three years ("2-year Exemption and 3-year 50% Reduction"). The first year of profit operation of Giganology SZ was 2006. According to new EIT Law, Giganology SZ could still enjoy the tax holidays which were grandfathered by the New EIT Law. Accordingly, the applicable EIT rates for Giganology SZ were 11% for the year

Xunlei Limited (formerly known as "Giganology Limited")

Notes to unaudited condensed consolidated
financial statements (continued)

(Amounts expressed in United States dollars ("USD") unless otherwise stated)

16.  Taxation (continued)

ended December 31, 2010. The applicable EIT rate for Giganology SZ is 24% for the year ending December 31, 2011.

According to a policy promulgated by the State tax bureau of the PRC and effective from 2008 onwards, enterprises engage in research and development activities are entitled to claim 150% of the research and development expenses so incurred in a year as tax deductible expenses in determining its tax assessable profits for that year ("Super Deduction"). Shenzhen Xunlei has been claiming such Super Deduction in ascertaining its tax assessable profits from 2009 onwards. In addition, approved by the relevant tax authority in July 2010, Shenzhen Xunlei was recognized as an enterprise engaged in software development activities, accordingly, it is entitled to a tax holiday of 2-year Exemption and 3-year 50% Reduction from 2010 onwards. As a result, the applicable tax rate of Shenzhen Xunlei for the years ended/ending December 31, 2010 and 2011 were 0%.

Subsidiaries outside Shenzhen Special Economic Zone were all established after January 1, 2008, which are subject to EIT at a rate of 25%.

There was no current income tax expense for the three months ended March 31, 2010 and 2011. The income tax benefit amounting to USD198,156 and USD69,356 were resulted by operating loss of the Group's PRC entities other than Shenzhen Xunlei.

17.  Other income (loss), net

	Three months ended March 31,
	2010	2011

Subsidy income	59	69,257
Exchange losses	—	(46)
Others	(4,396)	—

Total	(4,337)	69,211

18.  Commitments and contingencies

Rental commitments

The Group leases facilities in the PRC under non-cancellable operating leases expiring on different dates. Payments under operating leases are expensed on a straight-line basis over the periods of the respective leases, including any free rental periods.

Xunlei Limited (formerly known as "Giganology Limited")

Notes to unaudited condensed consolidated
financial statements (continued)

(Amounts expressed in United States dollars ("USD") unless otherwise stated)

18.  Commitments and contingencies (continued)

Total office rental expenses under all operating leases was USD 272,909 and USD 496,298 for the years ended March 31, 2010 and 2011, respectively.

Future minimum payments under non-cancellable operating leases of office rental consist of the following as of March 31, 2011:

Within 1 year	980,811
Between 1 and 2 years	818,253
Between 2 and 3 years	511,966
After 3 years	—

Total	2,311,030

Bandwidth lease commitments

The Group leases bandwidth in the PRC under non-cancellable operating leases expiring on different dates. Payments under bandwidth leases are expensed on a straight-line basis over the duration of the respective lease periods, including any lease free periods.

Total bandwidth leasing costs under all operating leases was USD1,139,251 and USD2,324,094 for the three months ended March 31, 2010 and 2011, respectively.

Future minimum payments under non-cancellable bandwidth leases consist of the following as of March 31, 2011:

Within 1 year	4,772,193
Between 1 and 2 years	391,144
Between 2 and 3 years	95,325
After 3 years	—

Total	5,258,662

Capital commitments

As at March 31, 2011, the Group has unconditional purchase obligations for certain copyrights licensing that had not been recognized in the amount of USD 4,918,973.

Litigation

The Group is involved in a number of cases pending in various courts. These cases are substantially related to alleged copyright infringement as well as routine and incidental matters to its business, among others. Adverse results in these lawsuits may include awards of

Xunlei Limited (formerly known as "Giganology Limited")

Notes to unaudited condensed consolidated
financial statements (continued)

(Amounts expressed in United States dollars ("USD") unless otherwise stated)

18.  Commitments and contingencies (continued)

damages and may also result in, or even compel, a change in the Group's business practices, which could impact the Group's future financial results. The Group had incurred USD 56,333 and USD 192,919 legal and litigation related expenses for the three months ended March 31, 2011 and 2010, respectively.

Up to June 8, 2011, which is the date when the consolidated financial statements were issued, there were 33 copyright infringement lawsuits with an aggregate amount of damages of approximately RMB21.8 million (USD3.4 million) pending against the Group, out of which there were 27 lawsuits with an aggregate amount of claimed damages of approximately RMB21.4 million (USD3.3 million) occurred before March 31, 2011. The Group had accrued for USD 185,391 litigation related expenses in "Accrued expenses and other liabilities" in the consolidated balance sheets as of March 31, 2011. These expenses related to cases arising on or before March 31, 2011. The Group estimated the litigation compensation based on judgments handed down by the court, out-of-court settlements of similar cases as well as advices from the Group's legal counsel. The Group is in the process of appealing certain judgments for which the losses had been accrued.

Subsequent to March 31, 2011, there were additional claims related to alleged copyright infringement made in the ordinary course of business against the Group. Although the results of unsettled litigation and claims cannot be predicted with certainty, the Group does not expect that the outcome of the matters referred to above or any other matters will result in a material effect on its business and consolidated financial statements.

19.  Fair value measurements

Effective January 1, 2008, the Group adopted ASC 820-10, Fair Value Measurements and Disclosures, which defines fair value, establishes a framework for measuring fair value and expands financial statement disclosures about fair value measurements. Although adoption did not impact the Group's consolidated financial statements, ASC 820-10 requires additional disclosures to be provided on fair value measurements.

ASC 820-10 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

Level 1—Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets

Level 2—Include other inputs that are directly or indirectly observable in the marketplace or based on quoted price in markets that are not active

Level 3—Unobservable inputs which are supported by little or no market activity and are significant to the overall fair value measurement

Xunlei Limited (formerly known as "Giganology Limited")

Notes to unaudited condensed consolidated
financial statements (continued)

(Amounts expressed in United States dollars ("USD") unless otherwise stated)

19.  Fair value measurements (continued)

ASC 820-10 describes three main approaches to measuring the fair value of assets and liabilities: (1) market approach; (2) income approach and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

The Group's cash equivalents consisted of demand deposits and time deposits placed with banks. The fair values of demand deposits and time deposits placed with banks are determined based on the pervasive interest rate in the market, which are also the interest rates as stated in the contracts with the banks. The Group classifies the valuation techniques that use the pervasive interest rates input as Level 2.

20.  Subsequent events

The Group evaluated subsequent events through April 1, 2011 to June 8, 2011, which is the date when the consolidated financial statements were issued.

Series C preferred shares financing

In April 2011, the Company issued and allotted 5,728,264 Series C preferred shares of par value US$0.00025 per share to certain third-party investors (the "Investors") at a purchase price of US$5.24 per share. The Company received net proceeds of approximately US$29.4 million from the Investors.

The holders of the Series C preferred shares are entitled to participate in any dividend pari passu with common shareholders of the Company on an as-converted basis, and shall be entitled to such number of votes equal to the whole number of common shares into which such Series C preferred shares are convertible. In the event of a liquidation, dissolution or winding up of the Company, the holders of Series C preferred shares have the same liquidation preference as the holders of Series B preferred shares. Each share of the Series C preferred shares is convertible at the option of the holder, at any time after the issuance of such shares, and each share can be converted into one common share of the Company. In addition, each share of the Series C preferred shares would automatically be converted into Class A common shares of the Company upon a qualified IPO. None of the Series C preferred shares are redeemable at the holders' option.

The Company is currently evaluating the accounting implications associated with the issuance of Series C preferred shares at a price, which may be lower than the share offer price in a

Xunlei Limited (formerly known as "Giganology Limited")

Notes to unaudited condensed consolidated
financial statements (continued)

(Amounts expressed in United States dollars ("USD") unless otherwise stated)

20.  Subsequent events (continued)

qualified IPO. A deemed distribution to the shareholders might need to be recognized in the future financial statements of the Company.

Share options grant

From April 1, 2011 to June 8, 2011, the Company granted a total of 841,784 share options to certain its employees with exercise price to be equivalent to the initial public offering price. These share options have a vesting schedule of 4 years starting from the date of initial public offering.

Exercise of share options

In April 2011, the two founders of the Company exercised 8,410,200 share options which resulted in 8,410,200 common shares were issued and USD2,103 was received by the Company.

21.  Unaudited pro forma balance sheet and earnings per share for conversion of preferred shares

The Series A, A-1 and B preferred shares shall automatically be converted into common shares based on the then effective conversion ratio immediately prior to the closing of a QIPO. The common shares shall be redesignated as Class A and Class B common shares. The unaudited pro forma balance sheet as of March 31, 2011 assumes a QIPO has occurred and presents as adjusted financial position as if the conversion of the Series A, A-1 and B Preferred Shares into Class A and Class B common shares occurred on March 31, 2011 at the then conversion ratio of 1 for 1 and the redesignation of common shares into Class A and Class B common shares. Accordingly, the carrying value of the preferred shares, in the amount of USD23,281 was reclassified from preferred shares to Class A and Class B common shares for such pro forma presentation. Given the fact that there are no differences in the rights of both classes of common shares except for voting power, the pro forma net income per share amounts of these two classes of shares remain the same.

Xunlei Limited (formerly known as "Giganology Limited")

Notes to unaudited condensed consolidated
financial statements (continued)

(Amounts expressed in United States dollars ("USD") unless otherwise stated)

21.  Unaudited pro forma balance sheet and earnings per share for conversion of preferred shares (continued)

The unaudited pro-forma income per share for the year ended March 31, 2011 after giving effect to the conversion of the Series A, A1 and B preferred shares into Class A and Class B common shares as if the conversion occurred at January 1, 2011, respectively was as follows:

Numerator:
Net income attributable to common shareholders	682,232
Pro-forma effect of preferred shares	1,197,715

Pro-forma net income attributable to common shareholders—Basic and diluted	1,879,947

Denominator:
Denominator for basic and diluted calculation—weighted average number of common shares outstanding	53,037,172
Pro-forma effect of preferred shares	93,124,844

Denominator for pro-forma basic calculation	146,162,016
Dilutive common share options	22,390,841

Denominator for pro-forma diluted calculation	168,552,857

Pro-forma basic net income per share attributable to common shareholders	0.01
Pro-forma diluted net income per share attributable to common shareholders	0.01

Xunlei
Xunlei Media Player
Xunlei Downloader
Subscription Services
Kankan Video
Streaming Website
迅雷会员
会员特权
迅雷看看
畅享高清
首页
电影
电视剧
娱乐
综艺
动漫
视频快报
韩剧
720P高清
THE LOST BLADESMAN
经典大片
超清频道
同步剧场

7,600,000 American Depositary Shares

Representing 22,800,000 Class A common shares

Prospectus

J.P. Morgan	Deutsche Bank Securities
Cowen and Company
Needham & Company, LLC
Stifel Nicolaus Weisel

                  , 2011.

You should rely only on the information in this prospectus or in any related free writing prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, ADSs only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our ADSs.

No action is being taken in any jurisdiction outside the United States to permit a public offering of the ADSs or possession or distribution of this prospectus in that jurisdiction. Persons who come into possession of this prospectus in jurisdictions outside the United States are required to inform themselves about and to observe any restrictions as to this offering and the distribution of this prospectus applicable to that jurisdiction.

Until             , 2011, all dealers that buy, sell or trade in our ADSs, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealer' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

Part II

Information not required in prospectus

Item 6.    Indemnification of directors and officers.

Cayman Islands law does not limit the extent to which a company's articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences or committing a crime. Our amended and restated articles of association provide for indemnification of each of our officers and directors against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by him, otherwise than by reason of his own dishonesty, actual fraud or willful default, in connection with the execution or discharge of his duties, powers, authorities or discretions as a director or officer of our company.

Pursuant to the form of indemnification agreements filed as Exhibit 10.3 to this Registration Statement, we will agree to indemnify our directors and officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being such a director or officer.

The form of Underwriting Agreement to be filed as Exhibit 1.1 to this Registration Statement will also provide for indemnification of us and our officers and directors.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the "Securities Act") may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 7.    Recent sales of unregistered securities.

During the past three years, we issued the following securities (including options to acquire our common shares). We believe that each of the following issuances was exempt from registration under the Securities Act in reliance on Regulation D under the Securities Act or pursuant to Section 4(2) of the Securities Act regarding transactions not involving a public offering or in reliance on Regulation S under the Securities Act regarding sales by an issuer in offshore transactions.

On March 5, 2008, Morningside Technology Investments Limited exercised its warrant to acquire a total of 2,100,000 series A-1 preferred shares, in exchange for a consideration of US$1,500,000.

From January 1, 2008 through the date of this prospectus, we issued, in aggregate, options to acquire 11,983,080 common shares of our company.

On April 17, 2011, we issued 5,728,264 series C preferred shares to RW Investments LLC and and CRP Holdings Limited in exchange for a consideration of US$30.0 million.

On April 7, 2011, we issued 4,205,100 common shares to each of Vantage Point Global Limited and Aiden & Jasmine Limited upon the exercise of vested options by each of Mr. Sean Shenglong Zou and Hao Cheng, respectively.

Item 8.    Exhibits and financial statement schedules.

(a)
Exhibits

See Exhibit Index beginning on page II-5 of this registration statement.

(b)
Financial Statement Schedules

Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the Consolidated Financial Statements or the Notes thereto.

Item 9.    Undertakings.

The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 6, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against pubic policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1)   For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant under Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)   For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Signatures

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Shenzhen, China, on July 1, 2011.

XUNLEI LIMITED
By:	/s/ SEAN SHENGLONG ZOU Name: Sean Shenglong Zou Title: Chairman and Chief Executive Officer

Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ SEAN SHENGLONG ZOU Name: Sean Shenglong Zou	Chairman and Chief Executive Officer (principal executive officer)	July 1, 2011

/s/ JUN ZOU Name: Jun Zou	Chief Financial Officer (principal financial and accounting officer)	July 1, 2011

* Name: Qin Liu	Director	July 1, 2011

* Name: Hao Cheng	Director	July 1, 2011

* Name: Quan Zhou	Director	July 1, 2011

* Name: Bo Feng	Director	July 1, 2011

*By:	/s/ SEAN SHENGLONG ZOU Name: Sean Shenglong Zou Attorney-in-fact

Signature of authorized representative in the United States

Pursuant to the Securities Act of 1933, the undersigned, the duly authorized representative in the United States of Xunlei Limited has signed this registration statement or amendment thereto in New York City on July 1, 2011.

Authorized U.S. Representative
By:	/s/ KATE LEDYARD Name: Kate Ledyard Title: Manager Law Debenture Corporate Services Inc.

Xunlei Limited

Exhibit index

Exhibit number	Description of document
1.1*	Form of Underwriting Agreement.
3.1†	Fourth Amended and Restated Memorandum and Third Amended and Restated Articles of Association of the Registrant, as currently in effect.
3.2	Fifth Amended and Restated Memorandum and Fourth Amended and Restated Articles of Association of the Registrant, as effective upon the completion of this offering.
4.1	Registrant's Specimen American Depositary Receipt (included in Exhibit 4.3).
4.2†	Registrant's Specimen Certificate for Common Shares.
4.3	Form of Deposit Agreement, among the Registrant, the depositary and holder of the American Depositary Receipts.
4.4†	Fourth Amended and Restated Shareholders Agreement dated as of April 14, 2011, among the Registrant, Giganology (Shenzhen) Ltd., Shenzhen Xunlei Networking Technologies Co., Ltd. and its subsidiaries, the common shareholders and the preferred shareholders of the Registrant listed thereunder.
4.5†	Series C Preferred Share Subscription Agreement, among the Registrant and other parties therein dated as of April 14, 2011.
5.1	Opinion of Maples and Calder regarding the validity of the common shares being registered.
8.1	Opinion of Maples and Calder regarding certain Cayman Islands tax matters (included in Exhibit 5.1).
8.2†	Opinion of Skadden, Arps, Slate, Meagher & Flom LLP regarding certain U.S. tax matters.
8.3†	Opinion of Zhong Lun Law Firm regarding certain PRC tax matters.
10.1†	2010 Share Incentive Plan.
10.2†	Form of Indemnification Agreement with the Registrant's Directors and Officers.
10.3†	Form of Employment Agreement between the Registrant and an Executive Officer of the Registrant.
10.4†	English Translation of Business Operation Agreement, dated as of November 15, 2006, as amended, among Giganology Shenzhen, Shenzhen Xunlei and the shareholders of Shenzhen Xunlei.
10.5†	English Translation of Equity Pledge Agreement, dated as of November 15, 2006, as amended, among Giganology Shenzhen and the shareholders of Shenzhen Xunlei.
10.6†	English Translation of Power of Attorney, dated as of May 10, 2011, as amended, among Giganology Shenzhen and Shenglong Zou.
10.7†	English Translation of Power of Attorney, dated as of May 10, 2011, as amended, among Giganology Shenzhen and Hao Cheng.

Exhibit number	Description of document
10.8†	English Translation of Power of Attorney, dated as of May 10, 2011, as amended, among Giganology Shenzhen and Fang Wang.
10.9†	English Translation of Power of Attorney, dated as of May 10, 2011, as amended, among Giganology Shenzhen and Jianming Shi.
10.10†	English Translation of Power of Attorney, dated as of May 10, 2011, as amended, among Giganology Shenzhen and Guangzhou Shulian Information Investment Co., Ltd.
10.11†	English Translation of Exclusive Technical Support and Services Agreement, dated as of September 16, 2005, as amended and supplemented, between Giganology Shenzhen and Shenzhen Xunlei.
10.12†	English Translation of Exclusive Technology Consulting and Training Agreement, dated as of September 16, 2005, as amended and supplemented, between Giganology Shenzhen and Shenzhen Xunlei.
10.13†	English Translation of Software and Proprietary Technology License Contract, dated as of November 15, 2006, as amended, between Giganology Shenzhen and Shenzhen Xunlei.
10.14†	English Translation of Trademark and Domain Name Purchase Option Agreement dated as of November 15, 2006, as amended and supplemented, between Giganology Shenzhen and Shenzhen Xunlei.
10.15†	English Translation of Equity Interests Disposal Agreement, dated as of November 15, 2006, as amended, between Giganology Shenzhen, Shenzhen Xunlei and the shareholders of Shenzhen Xunlei.
10.16†	English Translation of Loan Agreement, dated as of December 22, 2010, between Giganology Shenzhen, Guangzhou Shulian Information Investment Co., Ltd., Sean Shenglong Zou, Hao Cheng, Fang Wang and Jianmin Shi.
10.17†	English Translation of Loan Agreement, dated as of May 10, 2011, between Giganology Shenzhen and Sean Shenglong Zou.
10.18*	Subscription Agreement dated as of June 30, 2011 between the Registrant and Sohu.com Limited.
21.1†	Subsidiaries of the Registrant.
23.1	Consent of PricewaterhouseCoopers Zhong Tian CPAs Limited Company, an Independent Registered Public Accounting Firm.
23.2	Consent of Maples and Calder (included in Exhibit 5.1).
23.3†	Consent of Skadden, Arps, Slate, Meagher & Flom LLP (included in Exhibit 8.2).
23.4†	Consent of Zhong Lun Law Firm (included in Exhibit 8.3).
23.5†	Consent of iResearch Consulting Group.
23.6†	Consent of Kai-Fu Lee, an independent director appointee.
23.7†	Consent of Yong Zhang, an independent director appointee.
24.1†	Powers of Attorney (included on signature page).
99.1†	Code of Business Conduct and Ethics of the Registrant.
99.2†	Opinion of Zhong Lun Law Firm regarding certain PRC legal matters.

*
To be filed by amendment.

†
Previously filed.